ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2021

Dated:    February 24, 2022
401 Bay Street, Suite 3200 Toronto, ON M5H 2Y4

Table of Contents
Item I Corporate Structure    15
1.    Name and Incorporation    15
2.    Intercorporate Relationships    16
Item II General Development of the Business    16
1.    Overview of the Business    16
2.    Three-Year History    17
3.     Disclosure Relating to Emerging Markets                       19
4.    Risk Factors    21
Item III Description of the Business    52
1.Mining Activities - Canada    52
1.1Doyon Division - Westwood Mine    52
1.2Côté Gold Project    67
2.Mining Activities – International     101
2.1West Africa: Burkina Faso – Essakane Mine     101
2.2West Africa: Senegal - Boto Gold Project    123
2.3South America: Suriname - Rosebel Mine and the Saramacca Project    145
3.Exploration and Development    169
3.1General    169
3.2Near Mine and Brownfield Exploration and Development Projects    172
3.3Greenfield Exploration and Evaluation Projects    173
3.4Outlook    175
4.Mineral Reserves and Mineral Resources    176
5.Other Aspects of the Business    180
5.1Marketing of Production    180
5.2Environment and Permitting    180
5.3Community Relations    182
5.4Project Development and Construction    183
5.5Operations Services    183
5.6Intellectual Property    183
5.7Competition    183
5.8Sale of Production    183
5.9Employees    184
5.10Dividends    184
5.11Experience in Foreign Jurisdictions                            184
6.Legal Proceedings and Regulatory Actions    185
Item IV Description of Capital Structure    185
Item V Ratings    186
Item VI Market for Securities    187
1.Trading Price and Volume    187
2.Prior Sales    188
Item VII Directors and Officers    190
1.Directors    190
2.Executive Officers    192
3.Shareholdings of Directors and Officers    192
4.Corporate Cease Trade Orders or Bankruptcies    193
Item VIII Audit and Finance Committee    193
1. Composition and Relevant Education and Experience of Members    193
2. Audit and Finance Committee Mandate    195

3. Pre-Approval Policies and Procedures    196
4. External Auditor Service Fees    196
Item IX Interest of Management and Others in Material Transactions    197
Item X Transfer Agent and Registrar    197
Item XI Material Contracts    197
Item XII Interests of Experts    198
Item XIII Additional Information    199
Schedule A    200
Audit and Finance Committee Mandate IAMGOLD Corporation    200

List of Charts and Tables

IAMGOLD’s Corporate Structure    15
Consolidated Mineral Reserves and Mineral Resources as of December 31, 2021    176

Explanatory Notes:
1.All dollar amounts presented in this Annual Information Form are expressed in US dollars, unless otherwise indicated.
2.Production results are in metric units, unless otherwise indicated.
3.IAMGOLD Corporation carries on business in Canada. The subsidiaries of IAMGOLD Corporation carry on business in Canada and elsewhere. In this Annual Information Form, the words “Company” and “IAMGOLD” are used interchangeably and in each case refer, as the context may require, to all or any of IAMGOLD Corporation and its subsidiaries.
4.The information in this Annual Information Form is complemented by the Company’s Audited Consolidated Annual Financial Statements for the year ended December 31, 2021, and the related management’s discussion and analysis.
5.The Company’s Annual Financial Statements for the year ended December 31, 2021, and the related management’s discussion and analysis, are available on the Company’s issuer profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and the Company’s website at www.iamgold.com. Our website and the information contained on our website are not part of or incorporated by reference into this Annual Information Form.

Cautionary Note to US Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates

Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this Annual Information Form (“AIF”), was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the CSA that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to US companies. Accordingly, information contained in this AIF is not comparable to similar information made public by US companies reporting pursuant to SEC disclosure requirements. US investors are urged to consider closely the disclosure on technical terminology under the heading “Technical Information” in the Glossary below.

Caution Regarding Forward-Looking Statements

This AIF contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking statements”). Forward-looking statements, which involve assumptions and describe the Company’s future plans, strategies and expectations, are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “project”, “budget”, “forecast”, “schedule”, “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy” or “superior” or the negative of certain of these words or other variations on these words or comparable terminology. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. All statements, other than statements that are reporting results, as well as statements of historical fact set forth or incorporated herein by reference, are forward-looking statements that may involve a number of known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to control or predict. Forward-looking statements include, without limitation, statements regarding strategic plans, operational and exploration developments, future production, cost estimates, liquidity and anticipated financial results; the impact of COVID-19 on the Company and its operations, including operating mines, developing projects and exploration projects; potential mineralization and evaluation and evolution of mineral reserves and mineral resources (including, but not limited to, potential for further increases at the Essakane, Rosebel (including Saramacca) and Westwood mines) and expected mine life; expected exploration results, future work programs, capital expenditures and objectives, evolution and economic performance of development projects (including, but not limited to, the Côté Gold Project and the Boto Gold Project) and exploration budgets and targets; construction and production targets and timetables, as well as the anticipated timing of grants or renewals of permits and governmental incentives; expected continuity of a favourable gold market; contractual commitments, royalty payments, litigation matters and measures for mitigating financial and operational risks; anticipated liabilities regarding site closure and employee benefits; continuous availability of required manpower and expected labour relations; the integration or expansion of operations, technologies and personnel of acquired operations and properties; the pursuit of acquisitions or dispositions of operations; continuous access to capital markets; the ability to draw on the Company’s Credit Facility; decisions on capital raising; the Company’s credit ratings and the effect of such ratings on the Company and its ability to raise capital; environmental, social and governance pressures on the Company and its competitive position; and the Company’s global outlook and that of each of its mines. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

The Company cautions the reader that forward-looking statements are necessarily based on a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this AIF, including with respect to: the Company’s present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of gold, copper, silver and other key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company’s projects.

Statements concerning actual mineral reserves and mineral resources estimates are also deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include: the Company's strategic plan and business strategies; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure of contractors to perform; political and legal risks; security risks, including civil unrest, war or terrorism; the ongoing impact of COVID-19 and its variants on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases or pandemics, such as the COVID-19 outbreak, or adverse weather conditions; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining Company's operations; business risks, including pandemics, adverse environmental conditions and hazards; unexpected geological conditions; potential shareholder dilution; potential activist engagements; increasing competition in the mining sector; the global financial condition and inflation; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; ability to successfully integrate acquired assets; consolidation in the gold mining industry; the impact of laws and regulations on the financial condition and results of operation of the Company; legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure, such as a conveyor belt breakdown; changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; movements in interest rates; adverse changes in the Company’s credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; risks arising from holding derivative instruments; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a gold sale prepayment arrangement; the ability to execute on the Company's de-risking activities and measures to improve operations; changes in US dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company’s assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; seismicity, such as the seismic event that occurred at Westwood mine on October 30, 2020; inaccuracies in life of mine plans; failure to meet operational targets; the Company’s dependence on the continued operation of Essakane; risks related to the construction, development and start-up of the Côté Gold Project, the Saramacca Project and the Boto Gold Project or other projects and potential further expansion activities at the Essakane, Rosebel and Westwood mines; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme weather or seismic events; potential for failure of the hydrostatic plug at the Westwood mine; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather at mine sites, such as the unusual levels of rain at the Rosebel mine in 2021; the presence of unfavourable content in ore deposits, including clay and coarse gold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; and the inherent risks involved in the exploration, development and mining business generally.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause results to differ from what is anticipated, estimated or intended. Those factors are described or referred to below, under the heading “Risk Factors” in this AIF. Market and commodity price volatility and uncertainty in credit markets stemming, in part, from events in financial and credit markets, as well as from geopolitical risks around the world, continue to cause volatility and uncertainty to the price of gold. These on-going events could impact forward-looking statements contained in this AIF in an unpredictable and possibly detrimental manner. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

GlossaryMining Terms and Frequently Used Abbreviations
986813 Ontario means 986813 Ontario Ltd.

AA means atomic absorption.

Accurassay means Accurassay Laboratories.

ActLabs means Activation Laboratories Ltd.

AGAT means AGAT Laboratories.

AIF means this annual information form.

AISC means all-in sustaining cost.

ALS means ALS Minerals.

Base Case means base case mine plan.

Bond Ball Mill Work Index means a measure of the resistance of the material to grinding in a ball mill. It can be used to determine the grinding power required for a given throughput of material under ball mill grinding conditions. It is a locked cycle test conducted in closed circuit with a laboratory screen.

Boto Gold Project means the Company’s Boto Gold Project located in Senegal.

Burkina Faso Mining Law means the 2015 Mining Code No.3 036-2015/CNT, dated June 26, 2015, of Burkina Faso.

Cambior means Cambior Inc.

CEAA means the Canadian Environmental Assessment Agency.

CEO means Chief Executive Officer.

CFO means Chief Financial Officer.

Cg means graphitic carbon.

CIC means Chester Intrusion Complex.

CIL means carbon-in-leach process used to recover dissolved gold inside a cyanide leach circuit. Coarse activated carbon particles are introduced in the leaching circuit and are moved counter-current to the slurry, absorbing dissolved gold in solution as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis. CIL is a process similar to CIP except that the gold leaching and the gold absorption are done simultaneously in the same stage compared with CIP where the gold absorption stage follows the gold leaching stage.

CIM means the Canadian Institute of Mining, Metallurgy and Petroleum.

CIP means carbon-in-pulp process used to recover dissolved gold from a cyanide leach slurry. Coarse activated carbon particles are moved counter-current to the slurry, absorbing gold as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis.

Collaboration Agreement means the agreement entered into by the Company with RCF dated February 13, 2022.

contained ounces means ounces in the mineralized rock without reduction due to mining loss or processing loss.

COO means Chief Operating Officer.

Côté Gold Project means the Company’s Côté Gold project, located in Gogama, Ontario.

Côté Gold Report means the technical report on the Côté Gold Project entitled “Technical Report on the Côté Gold Project, Ontario, Canada, Report NI 43-101” dated November 26, 2021, with an effective date of October 18, 2021.

CRM means Certified Reference Material.

cut-off grade means the lowest grade of mineralized material considered economic; used in the estimation of Mineral Reserves and Mineral Resources in a given deposit.

CWS means capital waste stripping.

DCF means discounted cash flow.

DD means diamond drilling or diamond drill.

dilution means an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an orebody.

EA means Environmental Assessment.
EER means Environmental Effects Review.

EIA means Environmental Impact Assessment.

EMZ means the Essakane main zone.

ENDM means the Ontario Ministry of Energy, Northern Development and Mines.

EPCM means engineering, procurement and construction management.

ESG means environment, social and governance.

ESIA means Environmental and Social Impact Assessment.

ESMP means Environmental and Social Management Program.

Essakane means the Company’s Essakane gold mine, located in Burkina Faso, held through IMG Essakane.

EW means electrowinning.

FA means fire assay.

FA-gravimetric means fire assay with gravimetric finish.

FS means Feasibility Study.

FWP means fresh water pond.

G&A means general and administrative.

g/t Au means gram of gold per tonne.

GMD means Geological and Mining Service of Suriname (Geologisch Mijnbouwkundige Dienst van Suriname).

Golden Star means Golden Star Resources Ltd.

Gossey means the Gossey deposit located within the Essakane exploration permits, approximately 12 kilometres northwest of the EMZ deposit.

GPS means global positioning system.

Grade means the relative quantity or percentage of metal or mineral content.

GRG means gravity recoverable gold.

HPGR means high pressure grinding roll.

HQ means industry standard drilling core size with a diameter of 63.5 millimetres.

IBA means impact benefits agreement.

ICP means inductively-coupled plasma.

IMG Essakane means IAMGOLD Essakane S.A., the Company’s 90% subsidiary, established under the laws of Burkina Faso.

IRR means internal rate of return.

IT means information technology.

leach / heap leach means a process to dissolve minerals or metals out of ore with chemicals. Heap leaching gold involves the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base.

LOM means life of mine.

MD&A means management’s discussion and analysis.

MECP means the Ontario Ministry of the Environment, Conservation and Parks.

MELCC means the Québec Ministry of Environment and Climatic Changes.

Mineral Reserves means Proven Mineral Reserves and Probable Mineral Reserves, which are more particularly defined herein under “Technical Information.”

Mineral Resources means Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources, which are more particularly defined herein under “Technical Information.”

MRA means mine rock area.

MS Access means Microsoft Access.

MW means megawatts.

Newmont means Newmont Mining Corporation.

NGO means nongovernmental organization.

NPV means net present value.

NQ means industry standard drilling core size with a diameter of 47.6 millimetres.

OMT means Ontario Mining Tax.

OT means operations technology.

ounce means refers to one troy ounce, which is equal to 31.1035 grams.

PAL means pulverize and leach.

PEA means Preliminary Economic Assessment.

PFS means Pre-Feasibility Study.

PLC means programmable logic controller.

PQ means industry standard drilling core size with a diameter of 85.0 millimetres.

Project means the Côté Gold Project

QA/QC means quality-assurance/quality control.

qualified person or QP means an individual who is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining; who has at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; who has experience relevant to the subject matter of the mineral project or technical report; and who is in good standing with a professional association, as more fully referenced in NI 43-101.

RAB means rotary air blast.

RC means reverse circulation (drilling).

RCF means, together, RCF Management LLC and Resource Capital Fund VII LP.

RDZ means Ridout Deformation Zone.

recovery means the proportion of valuable material obtained during mining or processing. Generally expressed as a percentage of the material recovered compared to the total material present.

restoration or reclamation means an operation consisting of restoring or rehabilitating a mining site to a satisfactory and stable environmental condition following the cessation of mining and processing activities.

RGM means Rosebel Gold Mines N.V., the Company’s 95% subsidiary established under the laws of the Republic of Suriname.

Rosebel means the Company’s Rosebel gold mine located in Suriname, and held through RGM.

RPA means Roscoe Postle Associates Inc.

SAG means semi-autogenous grinding.

Saramacca means the Company’s Saramacca exploitation concession located in Suriname.

SCADA means supervisory control and data acquisition.

SG means specific gravity.

SGS means SGS Canada Inc.

SLR means SLR Consulting (Canada) Ltd.

SMC means SAG mill comminution.

SMM means Sumitomo Metal Mining Co., Ltd., the Company’s 30% joint venture partner in the Côté Gold Project.

SSAG means single stage semi-autogenous mill.

stripping means the process of removing overburden or waste rock to expose ore.

TAAC means Trelawney Augen Acquisition Corporation.

tailings means the material that remains after metals or minerals considered economic have been removed from ore during milling.

TC means treatment charges.

TMF means tailings management facility.

tonne means one Metric ton, equivalent to 1,000 kilograms.

Trelawney means Trelawney Mining and Exploration Inc.

TSF means a containment area used to deposit tailings from milling.

Westwood means the Company’s Westwood gold mine located in the Province of Québec.

Wood means Wood Canada Limited, the Company’s EPCM contractor at the Côté Gold Project.

Financial Terms

2028 Senior Notes means the senior notes bearing interest at a rate of 5.750% per annum which mature on October 15, 2028, and which were issued by the Company on September 23, 2020, in an aggregate principal amount of $450 million.

Common Shares means the common shares in the capital of the Company.

Credit Facility means the unsecured revolving credit facility dated February 1, 2016 provided to the Company by a syndicate of financial institutions led by National Bank of Canada and Deutche Bank, as subsequently amended and restated.

CSA means the Canadian Securities Administrators.

First Preference Shares means the first preference shares in the capital of the Company.

Forward Gold Sale Arrangement means a forward gold sale arrangement with financial institutions whereby the Company received a prepayment of $170 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022. A floor price of $1,300 per ounce and a cap price of $1,500 per ounce were set. This arrangement was supported by a syndicate of banks including Citibank N.A. and National Bank of Canada.

hedge means a risk management technique used to manage commodity price, interest rate, foreign currency exchange or other exposures arising from regular business transactions.

hedging means a transaction that matures in the future, made to protect the price of a commodity as revenue or cost, protect the foreign exchange rate and secure cash flows.

IFRS means International Financial Reporting Standards.

margin means money or securities deposited with a broker as security against possible negative price fluctuations.

MJDS means the US-Canadian Multijurisdictional Disclosure System adopted by the SEC and the CSA.

Moody’s means Moody’s Investor Service.

NI 43-101 means National Instrument 43-101 – Standards of Disclosure for Mineral Projects, published by the CSA, as amended from time to time.

NI 52-109 means National Instrument 52-109 – Certification of Disclosure in the Company’s Annual and Interim Filings, published by the CSA, as amended from time to time.

NYSE means the New York Stock Exchange.

royalty means a cash payment or physical payment (in-kind) generally expressed as a percentage of net smelter returns or mine production.

S&P means Standard and Poor’s Rating Service.

SEC means the United States Securities and Exchange Commission.

Second Preference Shares means the second preference shares in the capital of the Company.

SOX means the US Sarbanes-Oxley Act.

TSX means the Toronto Stock Exchange.

Technical Information

Canadian Standards for Mineral Resources and Mineral Reserves
Unless otherwise indicated, in this AIF, the following terms have the meanings set forth below. Reference is made to the “Cautionary Note to US Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates”.

Mineral Reserves

Mineral Reserves are sub-divided in order of decreasing geological confidence into Proven Mineral Reserves and Probable Mineral Reserves. A Proven Mineral Reserve has a higher level of confidence than a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured Mineral Resource or Indicated Mineral Resource demonstrated by at least a pre-feasibility study. This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided, in order of decreasing geological confidence, into measured, indicated and inferred categories. A Measured Mineral Resource has a higher level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic material or natural, solid, fossilized, organic material including base and precious metals, coal and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, working and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Metallurgical Recovery, Mining Dilution, Mining Losses and Cut-off Grade

In calculating Mineral Reserves, cut-off grades are established using the Company’s long-term metal or mineral prices, foreign exchange assumptions, metallurgical recovery, mining dilution, mining losses and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

Non-GAAP Financial Measures

Throughout this AIF, the Company uses the terms cash costs, cash cost per ounce sold, AISC, AISC per ounce sold, sustaining capital expenditures and expansion capital expenditures all of which are non-GAAP financial measures with no standard meaning under IFRS. The non-GAAP financial measures disclosures included in the Company’s MD&A for the year ended December 31, 2021 are incorporated by reference in this AIF. Further details on these non-GAAP financial measures are included on pages 33 to 38 of the Company’s MD&A for the year ended December 31, 2021 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Item I Corporate Structure

1.Name and Incorporation

IAMGOLD Corporation is a corporation organized under the Canada Business Corporations Act. The Company was incorporated under the Canada Business Corporations Act with the name “IAMGOLD International African Mining Gold Corporation” by articles of incorporation effective March 27, 1990. By articles of amendment effective June 23, 1995, the Common Shares were consolidated on a one for 4.45 basis. By articles of amendment effective July 19, 1995, the authorized capital of the Company was increased by the creation of an unlimited number of First Preference Shares, issuable in series, and an unlimited number of Second Preference Shares, issuable in series, and the “private company” restrictions were deleted. By articles of amendment effective June 27, 1997, the name of the Company was changed to “IAMGOLD Corporation”. By articles of amalgamation effective April 11, 2000, the Company amalgamated with its then wholly-owned subsidiary, 3740781 Canada Ltd. (formerly 635931 Alberta Ltd.). By articles of amalgamation effective January 1, 2004, the Company amalgamated with its then wholly-owned subsidiary, Repadre Capital Corporation. Effective March 22, 2006, the Company completed a business combination transaction with Gallery Gold Limited and effective November 8, 2006, the Company acquired Cambior by amalgamating a wholly-owned subsidiary, IAMGOLD-Québec Management Inc., with Cambior pursuant to the terms of a court-approved plan of arrangement. By articles of amalgamation effective January 1, 2011, the Company amalgamated with its then wholly-owned subsidiary, IAMGOLD Burkina Faso Inc. By articles of amalgamation effective March 1, 2011, the Company amalgamated with its then wholly-owned subsidiary, IAMGOLD-Québec Management Inc. Further to a plan of arrangement, the Company completed the acquisition, through a wholly-owned subsidiary, of Trelawney on June 21, 2012. By articles of amalgamation effective June 1, 2016, the Company amalgamated with its then wholly-owned subsidiaries, 2324010 Ontario Inc., Trelawney and Trelawney Augen Acquisition Corp.

The registered and principal office of the Company is located at 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, Canada M5H 2Y4. The Company’s telephone number is (416) 360-4710 and its website address is www.iamgold.com.

2.Intercorporate Relationships

The following chart illustrates certain subsidiaries of IAMGOLD, together with the jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by IAMGOLD, and the material mineral projects of IAMGOLD held through such subsidiaries and the percentage of ownership interest that the relevant subsidiary of IAMGOLD has in such material mineral projects.

IAMGOLD Corporation
(Canada)
IAMGOLD Boto SA (1)
(Senegal)
(90%)
Rosebel Gold Mines N.V. (2)
(Suriname)
(95%)
Doyon Division
(100%)(3)
Côté Gold Project
(70%)(4)
IAMGOLD Essakane S.A.
(Burkina Faso)
(90%)
Boto Project
(100%)
Rosebel Mine
(100%)
Saramacca Project
(70%)
Westwood Mine
(100%)
Essakane Mine
(100%)
LEGEND:
Legal Entity
Mine
Project
(1) The Republic of Senegal holds a 10% interest in IAMGOLD Boto SA.
(2) The Republic of Suriname holds a 5% interest in Rosebel Gold Mines N.V.
(3) The Doyon Division includes the Westwood Mine.
(4) Sumitomo Metal Mining Co., Ltd., as joint venture partner, holds a 30% interest in the Côté Gold Project.

Item II General Development of the Business

1.Overview of the Business

IAMGOLD is a mid-tier gold mining company with operations in North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company’s operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold Project in Canada, the Boto Gold Project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of environmental, social and governance practices, including its commitment to Zero Harm®, in every aspect of its business. The Company’s Common Shares are listed on the NYSE under the symbol “IAG” and on the TSX under the symbol “IMG”. The Company is also included on the Jantzi Social Index, a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

2.Three-Year History

2019

On January 15, 2019, the Company announced that it had entered into a forward gold sale arrangement with financial institutions whereby the Company received a prepayment amount of $170 million in exchange for delivering 150,000 ounces of gold in 2022.

On January 21, 2019, the Company filed a NI 43-101 technical report supporting its initial Mineral Resource estimate for the Gossey satellite deposit.

On February 14, 2019, the Company, together with AngloGold Ashanti Limited, entered into an agreement with the Government of Mali for the sale of the joint venture partners’ combined 80% indirect interest in the Yatela mine for $1.

On February 19, 2019, the Company filed a NI 43-101 technical report supporting its updated Mineral Resource estimate on the Diakha – Siribaya project, located in Mali.

On March 19, 2019, the Company announced that the workforce at Westwood would be reduced by 32%. The decision results from both planned reductions due to the stage of mine development, as well as realignment reductions due to the previously disclosed production guidance.

On August 1, 2019, the Company reported an incident involving local police and unauthorized artisanal miners at Rosebel which resulted in the death of an unauthorized miner. Rosebel’s Emergency Response Team was immediately activated and the appropriate government authorities were notified. To ensure the security of workers, the Company temporarily suspended mining activities while the mill continued to operate. Mining operations resumed later in 2019.

On October 31, 2019, the Company announced that delivery of the first ore from the Saramacca open pit was made to the Rosebel mill for processing.

On November 6, 2019, the Company announced positive results from its FS for the CIL and Heap Leach Project at Essakane. The results support an increase in current hard rock CIL plan capacity and outline an economically viable Heap Leach facility at the end of CIL operations.

2020

On January 13, 2020, the Company announced that the Government of the Republic of Senegal had approved the mining permit application for the Boto Gold Project for an initial period of 20 years, principally under the provisions of Senegal’s 2003 mining code.

On January 16, 2020, the Company announced that CEO, Stephen J.J. Letwin announced his intention to retire and that P. Gordon Stothart, then-President and COO, would succeed Mr. Letwin in the role of President and CEO and join the board of directors of the Company (the “Board”), effective March 1, 2020.

On March 23, 2020, in accordance with applicable governmental public health directors in response to the outbreak of the COVID-19 pandemic, the Company announced that it would close its Toronto and Longueuil offices and place Westwood on care and maintenance. Operations at Westwood recommenced on April 14, 2020.

On April 24, 2020, the Company announced that RGM had entered into an unincorporated joint venture agreement with Staatsolie Maatschappij Suriname N.V., the Republic of Suriname’s state-owned oil company, relating to concession areas proximate to Rosebel and which include Saramacca. Such arrangement excludes the Rosebel mining concession.

Following the contraction of COVID-19 by personnel at the Rosebel on or about June 16, 2020 and the imposition of certain measures to prevent the spread of COVID-19, unionized employees engaged in a work stoppage in protest of such measures. The Company temporarily suspended operations until the appropriate controls were in place to protect the safety of all employees. Operations recommenced at Rosebel on July 24, 2020.

On June 29, 2020, the Company announced the approval for its application under Section 36 of the Fisheries Act (Canada) for the Côté Gold Project, a key milestone in attaining permits relating to impacts on fish habitats and tailings management.

On July 21, 2020, the Company, together with its joint venture partner, SMM, announced its decision to proceed with the construction of the Côté Gold Project.

On August 5, 2020, the Company announced the filing of a NI 43-101 technical report on the FS for Westwood, with an effective date of April 30, 2020.

On September 11, 2020, the Company, together with joint venture partner SMM, conducted and announced the official ground-breaking for the Côté Gold Project.

On September 23, 2020, the Company announced that it completed its offering of the 2028 Senior Notes for aggregate gross proceeds of $450 million.

On November 2, 2020, the Company announced that a seismic event had occurred at Westwood and that all underground work would be suspended as a result. On November 4, 2020, the Westwood mill restarted processing stockpile and Grand Duc open pit ore. On November 23, 2020 the Company announced that it would temporarily reduce the underground workforce.

On December 14, 2020, the Company announced the appointments of Anne Marie Toutant and Deborah Starkman to the Board as independent, non-executive directors.

On December 30, 2020, the Company, together with joint venture partner, AngloGold Ashanti Limited, completed the previously announced sale of their collective interests in Société d’Exploitation des Mines d’Or de Sadiola S.A., including its principal asset, the Sadiola Gold Mine, to Allied Gold Corp.

2021

On January 4, 2021, the Company announced that it adopted new governance guidelines with respect to Board renewal to reflect evolving governance best practices. The guidelines provide that the average Board tenure should not exceed ten years, no director should chair a standing committee of the Board for more than ten years and no director should be the chair of the Board for more than ten years. The new guidelines were implemented immediately.

On January 4, 2021, the Company announced that Mr. Caldwell has voluntarily decided to step down from the Board, effective immediately, and that Mr. Naik has decided not to stand for re-election at the upcoming meeting of shareholders.

On March 9, 2021, the Company announced the appointment of Daniella Dimitrov to the role of Executive Vice President and CFO, effective March 29, 2021. Ms. Dimitrov succeeded Carol Banducci as CFO, who retired on March 31, 2021.

On April 22, 2021, the Company announced that it had commenced a staged recall of employees to Westwood with a focus on training and rehabilitation work.

On May 13, 2021, the Company announced that it had entered in to a new collective labour agreement with unionized employees at Rosebel and that it would be taking steps to re-start underground operations at Westwood.

On July 22, 2021, the Company announced that it had identified certain estimated project costs increases from a review of Côté Gold Project.

On September 1, 2021, the Company reported that an incident involving the security escort of a convoy of two buses occurred on August 31, 2021 approximately 115 kilometres from Essakane on the route from Ouagadougou. The situation was resolved, with one member of a government security force sustaining injuries.

On September 21, 2021 and October 4, 2021, the Company announced the appointments of Kevin O’Kane and Ann Masse, respectively, to the Board as independent, non-executive directors.

On September 27, 2021, the Company announced its commitment to achieve net negative greenhouse gas emissions by no later than 2050.

On October 29, 2021, the Company reported that a security incident occurred involving 33 individuals, including employees and contractors of the Company, approximately 12 kilometres from Essakane. All individuals involved were accounted for and safe following the incident.

On December 22, 2021, the Company announced the appointment of Jerzy Orzechowski as Executive Project Director for the Côté Gold Project. The Company also announced that Ms. Dimitrov’s role as Executive Vice President and CFO would be expanded to include responsibility for strategy and corporate development.

2022

On January 12, 2022, the Company announced that Mr. Stothart had resigned from his positions as President and CEO and from the Board, and that Ms. Dimitrov had been appointed as President and CFO and as CEO on an interim basis, effective immediately. The Company also announced it would undertake a process of strategic evaluation of certain of its assets, as well as a new life-of-mine plan for Rosebel.

On January 24, 2022, the army of Burkina Faso deposed the President, dissolved the government and national assembly and suspended the constitution. The coup resulted in the imposition of a curfew and the temporary suspension of air travel out of the country. Subsequently, Burkina Faso’s military government restored the constitution and appointed the coup’s leader as head of state for a transitionary period.

On January 31, 2022, the Company announced that Donald K. Charter had retired from his position as Chair of the Board, and that Mr. O’Kane had been elected as Interim Chair of the Board.

On February 2, 2022, the Company issued a news release regarding its engagement with RCF Management and Resource Capital Fund VII LP (together, "RCF"), then an approximate 5.2% shareholder of the Company, with respect to the refreshment of the Board.

On February 13, 2022, the Company and RCF entered into a collaboration agreement (the “Collaboration Agreement”) regarding the governance processes and constitution of the Board, including, among other things, (i) the appointment of Ms. Bélanger and Messrs. Smith and Ashby to the Board; (ii) the appointment of Ms. Bélanger as the Chair of the Board, (iii) the establishment of a process for the selection and appointment of one additional independent director nominee by no later than March 14, 2022, and (iv) the reconstitution of the standing committees of the Board and establishment of a CEO Search Committee and an Ad Hoc Nominating and Corporate Governance Committee, the latter of which shall oversee the appointment of the additional independent director nominee. The Company and RCF agreed to certain customary standstill and non-disparagement provisions under the terms of the Collaboration Agreement, and RCF has agreed to vote, or cause to be voted, all Common Shares over which it exercises control and direction, directly or indirectly, in favour of the directors nominated and recommended by the Board for election by shareholders at the Company's 2022 and 2023 annual meetings of shareholders.

3.Other Disclosure Relating to Ontario Securities Commission Requirements for Companies Operating in Emerging Markets

Controls Relating to Corporate Structure Risk

IAMGOLD has implemented a system of corporate governance, internal controls over financial reporting, and disclosure controls and procedures that apply at all levels of the Company and its subsidiaries. These systems are overseen by the Board and implemented by senior management. The relevant features of these systems include:

(a)IAMGOLD’s Control over Subsidiaries. IAMGOLD’s corporate structure has been designed to ensure that the Company controls, or has a measure of direct oversight over, the operations of its subsidiaries. A substantial number of IAMGOLD’s subsidiaries are either wholly-owned or controlled, to a large extent, by the Company. Accordingly, the Company directly controls the appointments of either all of the directors or such number of directors reflecting the Company’s proportional ownership interest of its subsidiaries. The directors of IAMGOLD’s subsidiaries are ultimately accountable to IAMGOLD as the shareholder appointing them, and IAMGOLD’s Board and senior management. As well, the annual budget, capital investment and exploration program in respect of the Company’s mineral properties are established by the Company.
Further, signing officers for subsidiary foreign bank accounts are either employees of IAMGOLD or employees of the subsidiaries. In accordance with the Company’s internal policies, all subsidiaries must notify the Company’s corporate treasury department of any changes in their local bank accounts including requests for changes to authority over the subsidiaries’ foreign bank accounts. Monetary limits are established internally by the Company, as well as with the respective banking institution. Annually, authorizations over bank accounts are reviewed and revised as necessary. Changes are communicated to the banking institution by the Company and the applicable subsidiary to ensure appropriate individuals are identified as having authority over the bank accounts.

(b)Strategic Direction. The Board is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company including those of its material subsidiaries.
(c)Internal Control over Financial Reporting. The Company prepares its consolidated financial statements and MD&A on a quarterly and annual basis, using IFRS as issued by the International Accounting Standards Board, which require financial information and disclosures from its subsidiaries. The Company implements internal controls over the preparation of its financial statements and other financial disclosures to provide reasonable assurance that its financial reporting is reliable and that the quarterly and annual financial statements and MD&A are being prepared in accordance with IFRS and relevant securities laws. These internal controls include the following:
(i)The Company has established a quarterly reporting package relating to its subsidiaries that standardizes the information required from the subsidiaries in order to complete the consolidated financial statements and MD&A. Management of the Company has direct access to relevant financial management of its subsidiaries in order to verify and clarify all information required.

(ii)All public documents and statements relating to the Company and its subsidiaries containing material information (including financial information) are reviewed by senior management, particularly, a Disclosure Committee, including the CEO, the CFO and internal legal counsel, before such material information is disclosed, to make sure that all material information has been considered by management of the Company and properly disclosed.
(iii)As more fully described in paragraph (e), the Company’s Audit and Finance Committee obtains confirmation from the CEO and CFO as to the matters addressed in the quarterly and annual certifications required under NI 52-109.
(iv)The Company’s Audit and Finance Committee reviews and approves the Company’s quarterly and annual financial statements and MD&A and recommends to the Board for the Board’s approval of the Company’s quarterly and annual financial statements and MD&A, and any other financial information requiring Board approval, prior to their publication or release.
(v)The Company’s Audit and Finance Committee assesses and evaluates the adequacy of the procedures in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements by way of reports from management and its internal and external auditor.

(vi)Although not specifically a management control, the Company engages its external auditor to perform reviews of the Company’s quarterly financial statements and an audit of the annual consolidated financial statements.

(d)Disclosure Controls and Procedures. The responsibilities of the Company’s Audit and Finance Committee include oversight of the Company’s internal control systems including those systems to identify, monitor and mitigate business risks, as well as compliance with legal, ethical and regulatory requirements.
(e)CEO and CFO Certifications. In order for the Company’s CEO and CFO to be in a position to attest to the matters addressed in the quarterly and annual certifications required by NI 52-109, the Company has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents and statements relating to the Company and its subsidiaries containing material information, is prepared with input from the responsible officers and employees, and is available for review by the CEO and CFO in a timely manner.

These systems of corporate governance, internal control over financial reporting and disclosure controls and procedures are designed to ensure that, among other things, the Company has access to all material information about its subsidiaries.

Procedures of the Board of Directors of the Company

Fund Transfers from the Company’s Subsidiaries to IAMGOLD

Funds are transferred by the Company’s subsidiaries to the Company by way of wire transfer and/or cheque pursuant to a variety of methods which include the following: collection of monthly management fees; chargeback of costs undertaken on behalf of the subsidiaries via intercompany invoices by the Company; repayment of loans related to project funding; and dividend declaration/payment by the subsidiaries. The method of transfer is dependent on the funding arrangement established between the Company and the subsidiary. In some cases, loan agreements are established with corresponding terms and conditions. In other cases, dividends are declared and paid based on the profitability and available liquidity of the applicable subsidiary. Where regulatory conditions exist in the form of exchange controls, authority to return capital is obtained in advance of the funding of the subsidiary from the appropriate government ministry by the Company and the applicable subsidiary.

Removal of Directors of Subsidiaries

Pursuant to joint venture agreements governing the operation of its Malian operations, the Company has the right at any time to appoint or remove directors of its Malian subsidiaries and has an effective veto over decisions concerning its Malian subsidiaries.

In respect of its wholly-owned subsidiaries, subject to applicable local corporate laws and the respective constating documents of each of the Company’s wholly-owned subsidiaries, the Company may remove directors of these subsidiaries from office either by way of a resolution duly passed by the Company at a shareholders’ meeting or by way of a written resolution.

Records Management of the Company’s Subsidiaries

The original minute books, corporate seal and corporate records of each of the Company’s subsidiaries are kept at each subsidiary’s respective registered office. The Company maintains at its head office a duplicate set of such corporate records for all of its subsidiaries.

4.Risk Factors

The Company is subject to various risks and uncertainties which may result from factors that are both within and outside of its control, including those which the Company broadly categorizes as (i) organizational and strategic, (ii) legal and compliance-related, and (iii) financial and operational, and which are described in further detail below. Any individual or simultaneous occurrence of any events or circumstances described in these risks could materially adversely affect the Company’s results from operations, cash flow, and asset valuations, as well as other reputational and compliance aspects of the business, and could cause actual results to differ materially from those described in forward-looking statements relating to the Company.

The risks and uncertainties identified by the Company herein should not be considered to be the only risks and uncertainties that the Company faces, and the risks identified herein may not necessarily occur as described or at all. In identifying a risk, the Company is not indicating that any particular risk will occur, only that such risk is possible. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also adversely affect the Company.

The Company’s business activities are exposed to significant inherent risks related to the nature of mining operations, exploration and development activities. The ability to identify and effectively manage these risks is a key component of the Company’s business strategy and is supported by an organizational risk management culture and a global Enterprise Risk Management Program.

An important component of the Company’s enterprise risk management approach is to ensure key risks that are evolving or emerging are appropriately identified, managed, and incorporated into existing enterprise risk management monitoring and reporting processes.
The Company continues to focus on the development and improvement of ESG-related processes that enhance the internal and external sustainability performance.

Organizational & Strategic Risks

The Company’s strategic plan may be affected by unforeseen events and there is no guarantee that the Company will be effective in developing a plan that can address changing conditions.

The Company conducts a strategic planning process that is intended to define long term objectives and execution strategies designed to achieve those objectives. These plans are regularly reviewed and updated as current or prospective external and internal conditions change. The strategic plans are based upon certain assumptions around key variables that can directly impact the validity of the strategy and the achievement of anticipated results.

As unforeseen changes in business, operating and market conditions can occur at any time, resulting in the assumptions underlying the Company’s decision-making process becoming invalid, there can be no assurance that the Company’s strategic planning process will be completely effective in developing a strategic plan that addresses changing conditions and could result in a material adverse effect on the Company’s business, financial condition and results of operations. Additionally, due to internal and external factors, the Company may not have sufficient capital resources, organizational skills and knowledge, or systems and processes in place to be able to execute its strategic plans in a timely or efficient manner.

The Company is subject to legal, regulatory and political risks, as well as security challenges due to certain of the Company’s foreign operations.

Governments of the countries in which the Company operates may take actions which force the Company to pay additional amounts in taxes or otherwise in order to raise additional revenues, particularly as such governments struggle with deficits and concerns over the effects of depressed economies. Many governments in the regions of the world in which the Company operates are continually reassessing the terms on which mining companies are permitted to operate in such countries, including, but not limited to, the mining code, environmental code, applicable tax regimes and the costs of applicable resource exploitation licenses. Although the Company’s operations and exploration in Burkina Faso, Guinea, Mali, Senegal and Suriname are governed by mineral agreements with local governments that establish the terms and conditions under which the Company’s affairs are conducted, governments in such countries may take actions, including in response to the on-going COVID-19 pandemic, which could lead to increased political and regulatory uncertainty in these countries. Any new regulations or restrictions imposed by the governments of the countries in which the Company operates could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company conducts mining, development and exploration activities in various regions of the world, including North and South America and West Africa. These regions may, at times, have an unstable political and social climate. Further, operations in these areas are exposed to various levels of global and country-specific political, legal, economic, and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, expropriation and nationalization; renegotiation or nullification of existing concessions, conventions, licenses, permits and contracts; changes to the local mining regime and/or other regulations impacting the mining sector; high rates of inflation; restrictions on foreign exchange and repatriation; requirements to retain funds locally, extreme fluctuations in currency exchange rates; access to capital and debt; requirements for employment of local staff or contractors; contributions to infrastructure and social support systems. The Company is also subject to risks associated with social or civil disruptions or changes in government or government expectations, which could interrupt access to supplies, site travel, reporting requirements, sales and regular operations. Other risks and uncertainties to which the Company is exposed at its operations in West Africa and South America include, but are not limited to: political instability, including as result of military coups, such as those which have occurred recently in Burkina Faso, Mali and Guinea; hostage taking; military repression; human rights violations; labour unrest; security risks to the Company's operations and supply chain; political violence; war or civil unrest; loss due to disease and other potential endemic health issues; and changing political conditions, capital controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. There can be no assurance that such issues will not arise in the future and any such occurrence could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company may face challenges due to civil unrest in certain of the jurisdictions in which it operates.

Changes in government policies which prove unpopular with local populations, the effects of increased inflation and the economic and social implications of the COVID-19 pandemic, could also lead to potential protests and social unrest in the jurisdictions in which the Company operates and may have a material adverse effect on the Company’s business, financial conditions and results of operations.

Acts of civil disobedience are common in certain of the countries where the Company’s properties are located. In recent years, many mining companies have been the targets of actions to restrict their legally-entitled access to mining concessions or property. Such acts of civil disobedience often occur with no warning and can result in significant direct and indirect costs. The Company cannot guarantee investors that there will be no disruptions to site access in the future, which could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company is subject to risks related to pandemics and other health emergencies, as well as the economic impacts that may result therefrom.

The Company is subject to risks related to pandemics and other health emergencies, which could significantly disrupt its operations and could have a material adverse effect on the Company’s financial performance and results of operations. The Company’s activities, including at its operating sites and development and exploration projects, have been and continue to be impacted by the uncertainty arising from the COVID-19 pandemic and its variants.

Given the unforeseen conditions resulting from the ongoing evolution of the COVID-19 pandemic, including the discovery of new variants thereof, and its global impact, there can be no assurance that the Company’s future response and business continuity plans will continue to be effective in managing the pandemic, and changing conditions could result in a material adverse effect on the Company's business, financial condition and results of operations.

Travel restrictions implemented by governments, as well as quarantine, isolation and physical distancing requirements during the year, have had a negative impact on workforce mobility and, as a consequence, in some cases, on productivity.

It is difficult to assess the impact of a prolonged pandemic on the availability of the Company’s workforce and there can be no assurance that the Company’s personnel will not be impacted by regional outbreaks.

The protective measures implemented by the Company may cause higher operating and capital costs related to containment efforts such as building quarantine rooms, limitations on mobility of people, disruption to the supply chain and increase in demand for financial support and aid from host governments. Potential higher operating costs, combined with a decrease in workforce availability and productivity, lower production outputs and in some cases, temporary cessation of mining operations, could have a material adverse effect on the Company’s business, financial condition and results of operations.

The trading price of the Company’s common shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors.

The Common Shares of the Company are listed on the TSX and the NYSE. The price of the Common Shares has been and may continue to be subject to large fluctuations which may result in losses to investors. The price of the Common Shares is highly affected by short-term changes in the price of gold, global economic conditions generally, the Company’s financial condition and results of operations, and by the market’s perception of the Company’s value, whether or not such perceptions accurately reflect the intrinsic value of the Company or its future prospects. The Company’s share price may also be negatively impacted if investors’ preferred strategy for the Company does not coincide with the strategy adopted by management. The Company has a concentration of earnings and cash flow generated from a single commodity and the outlook for the gold price is uncertain. This may impair the Company’s reputation and ability to raise capital. Given the current volatility in the gold price and the market’s changing perception of the Company’s value, the Company cannot predict their impact on its market capitalization. As a result of any of these factors, the market price of the Company’s Common Shares at any given point in time may not accurately reflect their long-term value. The extent to which COVID-19 impacts the market for the Company’s securities will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the COVID-19 pandemic, and the actions taken by governments of the countries in which the Company operates in order to contain the future spread of COVID-19 and treat those who are affected.

The Company is subject to the risk of litigation.

The Company is subject to litigation proceedings and regulatory inquiries arising in the normal course of business and may be involved in legal disputes or matters with other parties, including governments and their agencies, regulators and members of the Company’s own workforce, which may result in litigation. The causes of potential litigation cannot be known and may arise from, among other things, business activities, including the export of carbon fines to enable the further extraction of gold; employment and labour matters, including compensation and termination issues, environmental, health and safety laws; and regulations, tax matters, volatility in the Company’s share price, failure to comply with disclosure obligations, the presence of illegal miners or labour disruptions at its mine sites.

Regulatory and government agencies may initiate investigations relating to the enforcement of applicable laws or regulations. Such matters may raise difficult and complicated factual and legal issues and may be subject to uncertainties and complexities, such as triggering additional allegations of wrongdoing under related laws or regulations, for example, customs and exchange control regulations, based on the same facts being initially investigated. The timing of the final resolutions to such matters is uncertain and the Company may incur expenses in defending them and the possible outcomes or resolutions could include adverse judgements, orders or settlements or require the Company to implement corrective measures any of which could require substantial payments and adversely affect its reputation.

In the event of a dispute or matter involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts or agencies or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company’s ability to enforce its rights or its potential exposure to the enforcement in Canada or locally of judgments or decisions from foreign courts or agencies could have an adverse effect on its cash flows, earnings, results of operations and financial condition.

Additionally, the courts in certain of the jurisdictions in which the Company operates may offer less certainty as to the judicial outcome or a more protracted judicial process than is the case in more established economies. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and the poor drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such problems. Accordingly, the Company could face risks such as: (i) effective legal redress in the courts of certain of the jurisdictions in which the Company operates being more difficult to obtain, whether in respect of a breach of law or regulation, or in a contract or an ownership dispute, (ii) a higher degree of discretion on the part of governmental authorities and therefore less certainty, (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations, (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions, or (v) relative inexperience of the judiciary and courts in such matters.

The Office of the Attorney General of Burkina Faso commenced proceedings against IMG Essakane, which owns Essakane, and certain of its employees in 2019 relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. The proceedings are in respect of a number of alleged offences from 2015 through 2018, and include allegations of misrepresenting the presence of government officials at the time of packaging and weighing, misrepresenting the amounts of gold and silver contained in the carbon fines to be exported by using false moisture rates and non-compliant weighing equipment, and failing to comply with customs and exchange control regulations. The Company has vigorously defended the various allegations; however, there can be no assurance that the outcome of the case with the Office of the Attorney General will be favourable to the Company.

Subsequent to the sale of the Company’s indirect interest in the Sadiola mine, its wholly-owned subsidiary that held the partial interest therein received a claim from tax authorities that taxes are owed on the proceeds. For a variety of reasons, including the fiscal stability provision in the mining convention, the subsidiary is of the view that the claim is without merit and is vigorously defending it.
IMG Essakane received correspondence from the Burkina Faso customs authorities regarding the rate applied to imports during an expansion in 2012. The Company is in discussions with authorities on the matter and the amount the Company may be required to pay, if any, is not yet known.

The Company bears the risk associated with using EPCM contractors to manage the construction of its projects.

The Company has engaged an EPCM contractor to manage the construction of the Côté Gold Project to direct all stages of the construction from planning, detailed engineering, developing a plan of the material and equipment required, developing scope of work for procurement contracts and services, coordinating and managing all contractors and vendors, to managing the timeline and financial budget of the project. Inadequate change management, quality control and assurance, growth, quality of engineering and timeliness of delivery from engineering, supply chain and construction are common risks to be managed for a project such as the Côté Gold Project that is subject to a wide range of complex commitments under an EPCM arrangement. The foregoing risks have been compounded by the challenges presented by the ongoing COVID-19 pandemic, which has affected, and may continue to affect, levels of staffing and progress at the Côté Gold Project site, as well as engineering, supply chain management and supplier inputs that are delivered off site. Any inability to adequately manage and oversee the EPCM contractor may have a significant adverse impact on the cost and timing of the completion of the Côté Gold Project, which may have a material adverse effect on the Company’s business, financial conditions and results of operations. For additional details related to the Côté Gold Project, including project expenditures and increased costs, including as a result of EPCM services, see “Operational Updates – North America – Côté District, Canada” in the Company’s management’s discussion and analysis for its most recently completed financial year ended December 31, 2021.

Title to the Company’s properties may be uncertain and subject to risks.

The Company has investigated its rights to explore and exploit all of its material properties, and to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked or significantly altered to the Company’s detriment. The validity of exploration, development and mining interests and the underlying mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure held by the Company, which fundamentally constitute the Company’s property holdings, can be uncertain and may be contested. The Company’s properties are also subject to various encumbrances, including royalties. The loss of any such exploration, development, mining or property interests, individually or in the aggregate, could have a material adverse effect on the Company’s business, financial condition and results of operations.

The acquisition of an interest in mineral properties is a very detailed and time consuming process, and the Company’s interest in its properties may be affected by prior unregistered encumbrances, agreements, transfers or undetected defects.

There is no guarantee that title to any of the Company’s properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including land claims by indigenous groups. A successful challenge to the Company’s interests in its properties could result in the Company being unable to operate on its properties as anticipated or being unable to enforce its rights with respect to its properties, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Failure by the Company to meet its payment and other obligations pursuant to laws governing its mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure could result in the loss of its material property interests which could have a material adverse effect on the Company’s business, financial condition and results of operations, including a significant decline in the Company’s share price.

The Company may be subject to unexpected challenges related to temporary or permanent closure and land rehabilitation obligations.

The Company may consider putting one or more of its operations on temporary care and maintenance whereby the Company would cease production, but keep the site in a condition to possibly reopen it at a later date, if decided as such. Temporary or permanent mine closure could occur due to, among other things, unfavourable market conditions, declines in revenue, safety or security concerns, global health pandemic or unplanned catastrophic events, pit slope failures and tailings breaches. Ultimately, closure will eventually occur at all mines due to depletion of the resource.

The Company is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes the Company’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds, letters of credit or other forms of financial assurances are required as security for these reclamation activities. The Company may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions the Company has made for such reclamation activities.

Due to the unknown nature of possible, future additional regulatory requirements, the potential for additional reclamation activities could create further uncertainties related to future reclamation costs, which may have a material adverse effect on the Company’s business, financial condition and results of operations. Considering the continuously evolving regulations in this area, as well as changes in mining activities and processes, closure plans and site rehabilitation plans may be incomplete, inaccurately estimated, and/or not fully documented, with potential significant impact on the closure costs.

The Company is subject to risks normally associated with the conduct of joint operations and non-controlled assets.

Some of the Company’s joint venture partners may have divergent business objectives or practices which may impact business and financial results of the Company's operations which are subject to joint venture agreements.

Additional risks relating to joint ventures include reduced ability to exert control over strategic, tactical and operational decisions made in respect of such properties; limited ability to sell all or parts of the project; disagreements with partners on when and how to develop mining projects and how to operate mines; inability of partners to meet their obligations to the joint venture or third parties; and litigation between partners regarding joint venture matters. Any failure of such joint venture partners to meet their obligations to the Company or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their respective properties, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s insurance coverage does not cover all of the Company’s potential losses, liabilities and damages related to its business and certain risks are uninsured and uninsurable.

Where economically feasible and coverage is available, selected operational, financial and political risks are insured on certain terms and conditions with insurance companies. The availability of such insurance is dependent on the Company’s past insurance losses and records, and general market conditions.

Moreover, losses arising from events that are not fully insured, such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production for which insurance are not generally available to the Company or to other companies in the mining industry on acceptable terms, may cause the Company to incur significant costs that could have a material adverse impact on its business, financial condition and results of operations.

The Company is subject to a number of risks and hazards and is subject to conditions and events beyond the Company’s control.

The Company’s business is subject to a number of risks and hazards generally, including, without limitation, the COVID-19 pandemic and any variation thereof, or other public health crises, adverse environmental conditions and hazards, unavailability of materials and equipment, adverse property ownership claims, unusual or unexpected geological conditions, ground or slope failures, pit wall failures, rock bursts, rock falls, landslides, cave-ins, deterioration of the surrounding ground, dam failures, floods, fire, seismic activity, earthquakes, unanticipated site conditions, changes in the regulatory environment, industrial accidents, including those involving personal injuries or fatalities, labour force disruptions or disputes, gold bullion losses due to natural disasters or theft and other natural or human-provoked incidents that could affect the mining of ore and the Company’s mining operations and development projects, most of which are beyond the Company’s control, and many of which are not economically insurable.

The seismic activity at Westwood in October 2020 forced the site to completely suspend the underground mining operations to allow for completion of geotechnical reviews and determinations. Also, the Company has encountered considerable rainfall and high incidents of COVID-19 cases at the Rosebel mine and Saramacca pit and at the Côté Gold Project, and drought, water shortages, sand storms and increased external security risks at Essakane. These risks and hazards could result in reduced production plans, damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability. As a result, production could fall below historic or estimated levels and the Company may incur significant costs or experience significant delays that could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company is subject to risks related to its capital structure.

The adequacy of the Company’s capital structure is vital to its long term financial health. An inadequate capital structure may result in the Company having to accept external capital at higher costs which may hinder the Company’s ability to raise future funds. As such, the Company assesses its capital structure and capital allocation on an ongoing basis and adjusts it as necessary after taking into consideration the Company’s strategic plan, market and forecasted gold prices, trends in the mining industry more generally, general economic conditions, operating and financial performance, the development status of the Company’s projects and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, issue new Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new debt, repay or refinance existing debt, or amend or renew its Credit Facility.
The constating documents of the Company allow it to issue, among other things, an unlimited number of Common Shares for such consideration and on such terms and conditions as may be established by the Board, in many cases, without the approval of shareholders. The Company cannot predict the size of future issues of Common Shares or the issue of securities convertible into Common Shares or the effect, if any, that future issues and sales of the Common Shares will have on the market price of its Common Shares. Any transaction involving the issue of Common Shares or securities convertible into Common Shares would result in dilution, possibly substantial, to present and prospective holders of Common Shares.

Activist stakeholders could advocate for changes to the Company’s corporate governance and operational practices, which could have an adverse effect on the Company’s reputation, business and future operations.

The Company’s relationships with stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. In recent years, publicly-traded companies in the mining industry have been increasingly subject to demands from NGOs and activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There is an increasing level of public concern relating to the perceived effect of mining and processing activities on the environment and on communities impacted by such activities. Activist shareholder activity could cause a disruption to the Company’s strategy, operations, and leadership, resulting in a material unfavourable impact on its financial performance and longer term value creation strategy.

Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on the Company’s reputation and divert the attention and resources of the management and Board. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and impede the Company’s overall ability to advance its projects, obtain permits and licenses or continue its operations, which could have a material adverse impact on the Company’s business, results of operations and financial condition.

The Company’s relationship with the communities in which it operates impacts the future success of its operations.

The Company’s relationship with the communities in which it operates is important to ensure the future success of its operations. While the Company believes the relationships with the communities in which it operates are strong, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain NGOs that oppose globalization and resource development are vocal critics of the mining industry and its practices. Adverse publicity generated by such NGOs or other parties generally related to extractive industries or specifically to the Company’s operations, could have an adverse effect on the Company’s reputation, impact the Company’s relationship with the communities in which it operates and ultimately have a material adverse effect on the Company’s business, results of operations and financial condition.

Members of the communities in which we operate, as well as NGOs, may organize protests, install road blockades, apply for injunctions for work stoppage, file lawsuits for damages and intervene and participate in lawsuits seeking to cancel the Company’s rights, permits and licences. NGOs may also lobby governments for changes to laws, regulations and policies pertaining to mining and relevant to the Company’s business activities, which, if made, could have a material adverse effect on the Company’s business, results of operations and financial condition.

The mining industry is highly competitive and the Company may not be successful in competing for new mining properties.

Significant and increasing competition exists for mineral acquisition opportunities throughout the world, particularly for opportunities in jurisdictions considered to be politically and economically stable. This may increase the risk of higher costs when acquiring suitable claims, properties and assets or completing any such acquisitions on terms acceptable to the Company. Accordingly, there can be no assurance that the Company will be able to compete successfully with its competitors in acquiring such properties and assets. The Company’s inability to acquire such interests could have an adverse impact on its future cash flows, earnings, results of operations and financial condition. In addition, even if the Company does acquire such interests, the resulting business arrangements may not ultimately prove beneficial to its business.

The Company’s business, financial position and results of operation may be adversely impacted by global financial conditions and inflation.

Global financial conditions continue to be characterized as volatile. In recent years, global markets have been adversely impacted by, among other things, various credit crises and significant fluctuations in fuel and energy costs and metals prices. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, including gold, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business, financial condition and results of operations, including a negative impact on the market price of the Company’s securities.

Acquisitions and divestitures may alter the Company’s risk profile and the acquisition or divestiture process itself can be a distraction for management and the Board.

The Company may pursue the acquisition or disposition of producing operations, development, early stage or advanced exploration properties and companies possessing exploration permits, mining equipment and mineral property assets. Any acquisition or disposition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company or increase its exposure to new or existing geographic, political, operational, financial and geological risks. Dispositions of assets may result in a reduction of the Company’s existing consolidated Mineral Reserves and Mineral Resources. The acquisition or divestiture process itself can be arduous and complex and may be a distraction from existing operations for key members of management and the Board, and there is no guarantee that any such process will lead to a successful closing.

The Company may be an acquisition target which may distract management and the Board.

The current trend of consolidation within the gold mining industry, combined with the Company’s current valuation, makes the Company an opportunistic acquisition target. Growing pressure from investors to consolidate the industry has also contributed to this risk. Dealing with hostile take-over bids can be an arduous and complex process and may be a distraction from existing operations for key members of management and the Board.

Certain of the directors and officers may have conflicts of interest.

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the Company’s directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the Canada Business Corporations Act and any other applicable law. In the event that the Company’s directors and officers are subject to conflicts of interest, there may be a material adverse effect on its business.

Legal and Compliance-Related Risks

The Company is subject to anti-corruption and anti-bribery laws and regulations.

The Company’s operations are governed by, and involve interactions with, various levels of government in numerous countries, and the Company is required to comply with anti-corruption and anti-bribery laws, including the US Foreign Corrupt Practices Act and the Canadian Corruption of Foreign Public Officials Act, by virtue of the Company operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions.

There has been a general increase in the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment of companies convicted of violating anti-corruption and anti-bribery laws. If the Company is subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines or sanctions imposed on the Company which could result in a material adverse effect on the Company’s business, financial performance and results of operations. If the Company chooses to operate in additional foreign jurisdictions in the future, it may become subject to additional anti-corruption and anti-bribery laws in such jurisdictions.

The Company may not be able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act.

The Company assessed and tested, for its 2021 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of SOX. SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing the effectiveness of the Company’s internal control over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved control(s), or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported.

Changes to laws and regulations may have a material adverse impact on the Company’s financial condition and results of operation.

The Company’s mining, processing, development and mineral exploration activities are subject to various laws regulating prospecting, development, production, labour, health and safety, the environment, land titles and claims of indigenous people, mining practices, taxation, water use and other matters. Any changes to existing laws and regulations or the manner in which they are enforced could have a material adverse impact on the Company’s financial condition and results of operations. The Company participates in a number of industry associations to monitor changing legislation, and quantify the impact of the changes in legislation and seeks to maintain a good dialogue with governmental authorities in that respect. However, the Company cannot predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures or result in reduced revenues and could prevent, delay or prohibit certain operations of the Company.

In addition, changes to laws regarding mining royalties or taxes, or other elements of a country’s fiscal regime, including the introduction of new taxes pertaining to water use and local community development, may have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company must comply with a number of onerous public company obligations.

As a publicly traded company listed on senior stock exchanges in Canada and the United States, the Company is subject to numerous laws, including, without limitation, corporate, securities and environmental laws, compliance with which is both very time consuming and costly. The failure to comply with any of these laws, individually or in the aggregate, could have a material adverse effect on the Company’s business, financial condition and results of operations, including a negative impact on the market price of the Company’s securities. The fact that the Company and its local operations must comply with laws of a number of different jurisdictions on multiple continents increases the risks of non-compliance.

Furthermore, laws applicable to the Company constantly change and the Company’s continued compliance with changing requirements is both very time consuming and costly. Adding to the significant costs of compliance with laws is the Company’s desire to meet a high standard of corporate governance. The Company’s continued efforts to comply with numerous changing laws and adhere to a high standard of corporate governance have resulted in, and are likely to continue to result in, increased G&A expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. For example, aligning with the recently announced IFRS sustainability disclosure standards may have significant cost implications for the Company.

The Company is subject to taxation in several jurisdictions and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on the Company’s performance and profitability.

The Company is subject to various taxes, including value-added tax (VAT) in several jurisdictions that is recovered in the normal course of business, and adverse changes to the taxation laws of the jurisdictions in which the Company operates could have a material impact on the Company’s profitability. Complex local legislation and compliance obligations that vary widely by jurisdiction increase the risk of disagreement with local governments and timely receipt of credits and refunds.

In addition, tax authorities, investors and the public have increased expectations around ESG commitments. In this context, the Company makes significant additional contributions on an after-tax basis to the communities in which it operates, in addition to ensuring compliance with applicable tax laws.

Rising gold prices and the increased demand from governments for a larger share of profits may result in the imposition of special mining taxes or a general increase in taxes to which the Company is already subject. For example, in 2021, the government of Suriname introduced a “Solidarity Levy”, which effectively increased the tax rate for the Rosebel operations from 36% to 45% for the period February 1, 2021 to December 31, 2021. The Government of Suriname has also indicated there is a possibility that a value added tax may be introduced in 2022. Subject to the scope of Applicable Laws and stability agreements, it is not possible to make predictions regarding new taxes or how applicable taxes may change or what would be the total financial and operational impact of any such new taxes or changes.

The Company is subject to routine tax audits by tax authorities. Tax audits may result in additional tax, interest and penalties, which could negatively affect the Company’s financial condition and operating results. Changes in tax rules and regulations or in the interpretation of tax rules and regulations by the courts or the tax authorities could have a material adverse impact on the Company’s business, results of operations and financial condition.

The Company’s interpretations of applicable tax stability agreements and tax laws may not be the same as those of the regulatory authorities in the jurisdictions in which the Company operates. Consequently, challenges to the Company’s interpretations of applicable stability agreements and the tax laws by regulatory authorities, in addition to changes to tax laws, could result in significant additional taxes, penalties and interest being owed by the Company, which could have a material adverse impact on the Company’s business, results of operations and financial condition.

The Company requires permits to conduct its operations and delays in obtaining or failing to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, would adversely affect the Company’s business.

The operations, exploration and development projects of the Company require licenses and permits from various governmental authorities to exploit and expand its properties, and the process for obtaining and renewing licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Any unexpected delays or costs or failure to obtain such licenses or permits associated with the permitting process could delay or prevent the construction of development projects or impede the operation of the existing mines, which could adversely impact the Company’s operations, profitability and financial results.

The licenses and permits described above are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, suspensions or revocation of permits and licenses, and other penalties. There can be no assurance that the Company has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that the Company has all required licenses and permits in connection with its operations. The Company may be unable, on a timely basis, to obtain, renew or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, maintain the operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

The Company’s ability to obtain and maintain required permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other resource companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain, renew, or retain government permits and approvals could have a material adverse impact on the Company’s business, results of operations and financial condition, including with respect to its ability to explore or develop properties, commence production or continue operations.

Financial Risks

The Company may be adversely affected by fluctuations in the price of gold.

The Company’s revenues depend in part on the market gold prices for mine production from the Company’s producing properties. Gold prices can fluctuate widely over the course of a year and are affected by numerous factors beyond the Company’s control including: central bank lending; sales and purchases of gold; producer hedging activities; expectations of inflation; the level of demand for gold as an investment; speculative trading; the relative exchange rate of the US dollar with other major currencies; interest rates and interest rate expectations; global and regional demand; political and economic conditions and uncertainties; industrial and jewelry demand; production costs in major gold producing regions; increased production due to new mine developments and improved mining and production methods; decreased production due to mine closures and worldwide production levels.

Cryptocurrencies and other block-chain-based technologies that perform the function of a “medium of exchange” (“Digital Currencies”) are becoming more integrated with the global economy and have the potential of becoming a means of storing wealth outside of conventional financial markets. These Digital Currencies may offer a compelling alternative to financial instruments exchangeable for government-issued currencies because they are held and traded on a decentralized network of computers, often beyond the control of individual governments or companies. Since gold serves a substantially similar wealth-storing function, the growing acceptance and popularity of cryptocurrencies and other block-chain-based mediums of exchanges may have an adverse effect on the market for gold and put significant downward pressure on gold prices.

The aggregate effect of these factors is impossible to predict with accuracy. There can be no assurance that gold prices will remain at current levels or that such prices will improve. Future decline in gold prices may materially and adversely affect the Company’s financial performance or results of operations and may result in adjustments to Mineral Reserve estimates and LOM plans. As a result, the Company may be required to materially write-down certain of its investments in mining properties. Insufficient preparedness for substantial gold price volatility may result in a significant impact on the production profile and adverse financial performance. Any of these factors could result in a material adverse effect on the Company’s results of operations, cash flows and financial position. Further, if revenue from gold sales declines, the Company may experience liquidity difficulties. Its cash flow from mining operations may be insufficient to meet its operating needs, and as a result the Company could be forced to discontinue production and could lose its interest in, or be forced to sell, some or all of its properties.

In addition to adversely affecting Mineral Reserve and Mineral Resource estimates and the Company’s results of operations, cash flows and financial position, declining gold prices can impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations, cash flows and financial position. In addition, lower gold prices may require the Company to reduce funds available for exploration with the result that the depleted reserves may not be replaced.

The Company may have difficulty financing its capital requirements for its planned mine construction, expansion, exploration and development.

The Company’s strategic growth plans require significant future investments. The Company may need to secure additional capital through loans or other forms of capital to fund the completion of the construction of mining facilities for the Côté Gold Project, as well as other future projects in the pipeline, such as funding of potential operating losses at the Rosebel and Westwood mines during the years 2022 and 2023, the Boto Gold Project, rehabilitation of the Westwood mine or different optimization projects at the operational sites. The Company may also require funds for exploration and development of the Company’s properties, such as Diakha-Siribaya, Karita, Pitangui, Nelligan and Monster Lake.

The Company may experience unexpected costs and cost overruns, problems and delays during construction, development, mine start-up and operations for reasons outside of the Company’s control, which have the potential to materially affect its ability to fully fund required expenditures and/or production, or, alternatively, may require the Company to consider less attractive financing solutions. A number of factors could cause such delays or cost overruns, including (among others) permitting delays, construction pricing escalation, changing engineering and design requirements, the performance of contractors, labour disruptions, adverse weather conditions and challenges in obtaining financing. Even if commercial production is achieved, equipment and facilities may not operate as planned due to design or manufacturing flaws, which may not all be covered by warranty. Mechanical breakdown could occur in equipment after the period of warranty has expired, resulting in loss of production as well as the cost of repair. Any delay, or cost overrun, may adversely impact the Company’s ability to fully fund required expenditures, or alternatively, may require the Company to consider less attractive financing solutions. Accordingly, the Company’s activities may not result in profitable mining operations at its construction projects.

The availability of the capital is subject to general economic conditions and lender and investor interest in the Company and its projects. The Company may be required to seek a continuation of the current financial arrangements with its lenders or seek additional financing to maintain its capital expenditures at planned levels and plans to enter into significant equipment lease arrangements for the Côté Gold Project for which the outcome is not guaranteed. Financing may not be available when needed or, if available, may not be available on terms acceptable to the Company or the Company may be unable to find a partner for financing. Failure to obtain the financing necessary to execute the Company’s capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties. In addition, there can be no certainty that the Company may be able to renew or replace its current Credit Facility or debt financing on similar or favourable terms to the Company prior to, or upon, its maturity.

The Company’s indebtedness and restrictive covenants may limit the Company’s ability to fund unplanned or increased future working capital, capital expenditures, acquisitions or other general corporate requirements.

The Company’s Senior Notes mature in 2028 and the Company plans to draw down on its Credit Facility as part of its plan to fund the Côté Gold Project in the first half of 2022. The level of indebtedness and the covenants under its current facilities and the indenture governing the 2028 Senior Notes will potentially limit the ability of the Company to obtain additional financing to fund unplanned or increased future working capital, capital expenditures, acquisitions, or other general corporate requirements; require the Company to divest assets; require a substantial portion of future cash flows to be dedicated to debt service payments instead of other purposes increasing the vulnerability to general adverse economic and industry conditions; expose the Company to the risk of increased interest rates as borrowings under the Credit Facility are at variable rates of interest; limit the flexibility in planning for and reacting to changes in the industry in which the Company competes; place the Company at a disadvantage compared to other, less leveraged competitors who may be able to take advantage of opportunities that the Company’s indebtedness would prevent it from pursuing; and increase the cost of borrowing. Additionally, the indenture governing the 2028 Senior Notes and the Credit Facility agreement restrictive covenants that limit the Company’s ability to engage in activities that may be in its long-term best interest. Additionally, in connection with the operation of the Côté Gold Project, the Company anticipates entering into certain material equipment lease agreements which are expected to contain similar covenants.

The Company’s ability to make scheduled payments on the 2028 Senior Notes also depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions beyond its control, including fluctuations in the gold price. The Company cannot be certain that its future cash flow from operations will be sufficient to allow it to pay the principal and interest on its debt and meet other obligations, including under the 2028 Senior Notes.

A default under the Credit Facility could adversely impact the Company’s ability to borrow under its Credit Facility and could impact the Company's compliance with other debt arrangements.

The Credit Facility and subsequent amendments place certain limits on the Company, such as on the Company’s ability to incur additional indebtedness, enter into derivative transactions, make investments in a business, carry on business unrelated to mining, dispose of the Company’s material assets or, in certain circumstances, pay dividends. Further, the Credit Facility requires the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company’s control, including changes in general economic and business conditions, may affect the Company’s ability to satisfy these covenants, which could result in a default under the Credit Facility.

As at February 22, 2022, approximately $1.7 million, in the form of letters of credit, were drawn against the Credit Facility. Depending on its cash position and cash requirements, the Company may, in addition to its current plans to draw on the Credit Facility, draw on the Credit Facility to fund, among other things, part of the capital expenditures required in connection with its current development projects. If an event of default under the Credit Facility occurs, the Company would be unable to draw down further on the Credit Facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due. An event of default under the Credit Facility may also give rise to an event of default under existing and future debt/financing agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements. Such a default may allow the creditors to accelerate repayment of the related debt/financing and may result in the acceleration of any other debt/financing containing a cross-acceleration or cross-default provision which applies. In addition, an event of default under the Credit Facility would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. In the event the Company’s lenders or noteholders accelerate the repayment of the Company’s borrowings, the Company may not have sufficient assets to repay that indebtedness. Creditors could enforce or foreclose against the collateral securing its obligations and the Company could be forced into bankruptcy, receivership or liquidation. Additionally, in connection with the operation of the Côté Gold Project, the Company anticipates entering into certain material equipment lease agreements which are expected to contain similar terms and conditions with respect to cross-default and early-termination.

As a result of these restrictions, the Company may be:

•limited in how it conducts its business;

•unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Interest rates are subject to fluctuation risk.

The Company’s financial results are affected by movements in interest rates. Interest payments under the Credit Facility are subject to fluctuation based on changes to specified interest rates. A copy of the credit agreement in connection with the Credit Facility and the subsequent Amendments are available under the Company’s issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

A downgrade in the Company’s credit rating may impact its ability to obtain additional financing.

The Company and the 2028 Senior Notes have non-investment grade ratings, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. The Company’s credit rating was downgraded by S&P on January 26, 2022 and by Moody’s on October 29, 2021. See “Item V Ratings”.

Any future lowering of the Company’s ratings likely would make it more difficult or more expensive for the Company to obtain additional debt financing.

The Company’s cost containment efforts may not achieve their intended objectives.

In an effort to effectively manage and contain costs, IAMGOLD has commenced Project IAMALLIN, which has launched or is to be launched in a staged manner at all of the Company’s operating and project sites. With support from external advisors, this initiative is intended to optimize costs and processes, develop tailored solutions, and improve productivity in key areas of the Company’s business. The Company’s cost containment efforts may not achieve the intended objectives because of internal or external factors, some or all of which could be outside of the Company's control and which, individually or combined, could cause declining margins. The Company’s production and cost estimates depend on many factors, some or all of which are outside the Company’s control and may vary from actual production and costs, which could have an adverse impact on the Company’s financial results.

Costs at any particular mining location are also subject to variation due to a number of other operational factors, such as changing ore grade, clay content, changing metallurgy and revisions to mine plans in response to changes in the estimated physical shape and location of the orebody or due to operational or processing changes. Costs could also be impacted by other factors such as risks and hazards associated with mining; security matters and responses thereto; natural phenomena, such as inclement weather conditions and seismic events; unexpected labour shortages or strikes; the availability of labour and contractors; the failure of contractors to perform on time or as expected; the availability and price of key inputs; inflation and currency and exchange rates. A material increase in costs at any significant location could have a significant effect on the Company’s capital expenditures, production schedules, profitability and operating cash flow.

Inflation has risen to the highest levels in decades in Canada, Europe, and the U.S., with the U.S. seeing rates of 7.0% in late 2021. This inflation is predominantly driven by cost of goods as input costs continue to increase with the two of the most significant largest contributing factors being continued supply chain constraints and rising energy prices. Oil and natural gas prices surged throughout 2021 and power prices reached multi-year highs.

Further, the combined effect of a sustained volatility in the gold price with any failure to contain operating costs such as labour, energy, fuel, other consumables and increasing rock hardness, or any increase in royalties and taxation, would negatively impact the Company’s earnings and cash flow. Additionally, certain cost containment or reduction initiatives may not be sustainable over a longer period of time and the Company may face the risk of having to pursue other measures to achieve margin protection and efficiency improvements. In addition, in an increased gold price environment, it may be advantageous to mine and produce higher cost gold because of the expanded margin potential.

Failure to achieve production or cost estimates or the occurrence of material increases in costs could result in a material adverse on the Company’s business, financial condition and results of operations.

Fluctuations in the price and availability of infrastructure, energy and other commodities or consumables could impact the Company’s profitability and development of projects.

The ongoing COVID-19 pandemic has posed significant challenges to global supply chains, including that of the mining industry and has resulted in competition among companies seeking to secure advance access to shipping routes and critical parts, spares and equipment. The magnitude of disruptions could increase as the time to recovery lengthens, and the combined effect of plant closures and supply shortages across the extended supply network could lead to supply chain disruption. The profitability of the Company’s business is affected by market prices and availability or shortages of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, such as diesel fuel and heavy fuel oil at the Essakane and Rosebel mines and the Côté Gold Project; electricity at the Rosebel and Westwood mines and the Côté Gold Project; and steel, concrete, grinding media, equipment spare parts, explosives and cyanide at all operations and the Côté Gold Project. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond the Company’s control. Operations consume significant amounts of energy and are dependent on suppliers or governments to meet these energy needs. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials such as equipment, steel and concrete may affect the timing and cost of the Company’s projects. If the costs of certain commodities consumed or otherwise used in connection with the Company’s operations and projects were to increase significantly, and remain at such levels for a sustained period of time, the Company may determine that it is not economically feasible to continue commercial production at some or all of the Company’s operations or the development of some or all of the Company’s current projects, which could have a material adverse impact on the Company. Any prolonged disruption to the supply chain could have a material adverse effect on the Company’s business, financial condition and results of operations.

There are risks inherent in the Company’s use of derivatives.

Risks associated with currency and commodity price volatility are regularly managed with the Company’s hedging programs. Increases in global fuel prices or the appreciation of the exchange rate for the Canadian dollar can materially increase operating costs, increase capital funding requirements, erode operating margins and project investment returns, and potentially reduce viable Mineral Reserves. Conversely, a significant and sustained decline in world oil prices or a depreciation of the exchange rate for the Canadian dollar may offset other costs, cash flows and improve returns. While the Company has entered into hedge arrangements to minimize its risk to fluctuating fuel prices and changes to the exchange rate for the Canadian dollar, there are no assurances that such arrangements will be successful, especially in the context of the current market volatility.

The Company has implemented a gold hedging strategy for a portion of its gold production in the future to protect a portion of its cash flows against decreases in the price of gold and further de-risk the balance sheet. In addition, the Company has also employed derivative financial instruments as part of a forward gold sale arrangement in which the Company will deliver physical gold to counterparties and hedge the price of gold. While hedging activities may protect the Company against a low gold price fluctuation, gold hedging may limit the prices the Company actually realizes and therefore could reduce the Company’s revenues in the future. In addition, if the Company’s production of gold is insufficient to satisfy its delivery obligations under its hedging program, the Company may have to purchase physical gold to satisfy such obligations which could have an adverse impact on the Company’s cash flow and revenues.

The use of derivative instruments involves certain inherent risks including: (a) credit risk – the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into such transactions; (b) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (c) price / valuation risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies, gold or interest rates will result in the Company incurring a realized or unrealized (mark-to-market) loss in respect of such derivative products.

Fluctuations in foreign currency exchange rates may adversely affect the Company’s results of operations.

Currency fluctuations may affect the earnings and cash flows from the Company’s operations since the revenue is based on the gold market price and is mostly denominated in US dollars, while the costs of the Company are incurred principally in non-US dollars (Canadian dollars, Euros, CFA francs and Surinamese dollars). Appreciation of currencies against the US dollar increases the cost of gold production in US dollar terms and reduces profitability. While CFA francs currently have a fixed exchange rate to the Euro and the currency is currently convertible into Canadian and US dollars, it may not always have a fixed exchange rate, which may be changed to a floating rate, and the fixed exchange rate may be reset by the governing bodies. While the Company hedges certain of this exposure, there can be no assurance that the Company’s hedging strategy will be successful.

The Company may not be able to access cash from its in foreign subsidiaries.

The Company conducts several of its operations through foreign subsidiaries. From time to time, the countries in which the Company operates or has interests have adopted measures to restrict the availability of the local currency or the repatriation of capital across borders. These measures are typically imposed by the local governments or central banks during times of economic instability to prevent the removal of capital or the sudden devaluation of local currencies or to maintain in-country foreign currency reserves. In addition, some of these countries imposed supplementary consents or reporting processes before local currency earnings can be converted into US dollars or other currencies or such earnings can be repatriated or otherwise transferred outside of the operating jurisdiction. Furthermore, some jurisdictions regulate the amount of earnings that can be maintained by operating entities in off-shore bank accounts and require additional earnings to be held by banks located in the country of operation.

Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and its subsidiaries and foreign entities, control over cash repatriation, as well as requirements by local governments to repatriate gold bullion sales, could restrict the Company’s ability to fund its operations effectively, and the Company may be required to use other sources of funds for these objectives, which may result in increased financing costs. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation, share price and ability to service or repay its indebtedness.

Failure to accurately assess the value of the Company’s assets may result in an impairment charge which may adversely affect the Company’s results of operations.

At the end of each reporting period, the Company reviews the carrying amount of its property, plant and equipment, exploration and evaluation assets and cash generating units to determine whether there is any indication of impairment or reversal of previously recognized impairment. If such an indicator exists, the Company performs an impairment test.

Management’s assumptions and estimates of future cash flows are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic and market conditions, which may affect the fair value of the Company’s property, plant and equipment and exploration, evaluation assets, resulting in either an impairment charge or reversal of previously recognized impairment. The Company’s estimates of future cash flows are based on numerous assumptions, some of which may be subjective, and it is possible that actual future cash flows could be significantly different than those estimated.

If the Company’s valuation assumptions are inaccurate or if any of its property, plant and equipment, exploration and evaluation assets or cash generating units have experienced a decline in fair value, an impairment charge may be required to be recorded, causing a reduction in the Company’s earnings. Conversely, if there are observable indicators that any of its property, plant and equipment, exploration and evaluation assets have experienced an increase in fair value, a reversal of a previously recognized impairment may be required to be recorded, causing an increase in the Company’s earnings.

Management’s assumptions and estimates of future cash flows used in the Company’s impairment assessments are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. As such, fair values may change. The updated mineral reserves and mineral resources estimates and life-of-mine plan for Rosebel were considered by the Company to be an indicator of impairment for the Rosebel cash generating unit, which consists of the Rosebel complex and the Rosebel royalty payable to Euro Resources S.A. by the Company. As a result, an assessment was performed that resulted in a non-cash impairment charge of $205.1 million (post-tax impairment charge of $132.9 million) being recorded during 2021.

Operational Risks

There are risks involved in exploration and development activities.

The Company internally or along with third-party specialists may conduct PEAs on mineral discoveries on greenfield and brownfield projects to evaluate the potential economic viability of the project and to identify any additional work necessary to complete more advanced mining and technical studies. For the advanced project development studies, PFSs and FSs are conducted to advance and demonstrate the economic viability of a project and to further refine the engineering designs, mine plans, orebody models, infrastructure and environmental requirements, capital and operating costs and financial models.

The results of these PEAs, PFSs and FSs studies represent forward-looking information and are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such information. Such information is presented as of the date of the study completion and is based on a number of assumptions, which are believed to be valid and reasonable as of that date but which may prove to be incorrect in the future. The PEA is exploratory in nature and may include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. A PEA may show a positive financial return and can be used to support a decision to proceed to more advanced mining studies; however, there is no certainty that the results of the PEA may be realized. Each of a PFS and FS is generally a more advanced study, but such study nonetheless contain certain assumptions and limitations. There can be no assurances that the results of these studies will be realized due to a variety of factors.

While the discovery of a Mineral Resource or mineral deposit may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. The analyses in these studies are based on many factors, including among other things, government regulations, taxes and royalty rates, the accuracy of Mineral Resources and Mineral Reserve estimates included in the mine plan, characteristics of ore treated in the process plant and anticipated metallurgical recoveries, support from the projected infrastructure requirements, gold price assumptions, permitting, social and environmental regime considerations, capital and operating cost estimates and availability of adequate financing. The actual operating performance results of a development project as it transitions to an operation may differ materially from those anticipated in the studies, and uncertainties related to operations are even greater in the case of development projects. The Company’s interests in the Côté Gold Project are subject to rights of third parties which could adversely affect the anticipated returns of the Côté Gold Project once it begins production. The Company cannot ensure that its current exploration and development programs will result in future profitable commercial mining operations or replacement of current production at existing mining operations with new Mineral Reserves.

Also, substantial expenses may be incurred on exploration projects that are subsequently abandoned due to poor exploration results, permitting or social issues or the inability to define Mineral Reserves that can be mined economically. It is also not unusual for new mining operations to experience unexpected construction delays or problems during the start-up phase and to require more capital and time than anticipated.

Mineral Reserves and Mineral Resources estimates are only estimates and such estimates may not accurately reflect future mineral recovery.

The Company’s Mineral Reserves and Mineral Resources are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods, and require judgmental interpretations of geology, structure, grade distributions and trends, and other factors that may be beyond the Company’s control. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Estimates are inherently based on assumptions, including certain operational modifications, such as the development of the heap leach operations at Essakane, which are currently under review, and assurances cannot be provided that such estimates will not be revised in light of additional challenges encountered as such modifications are made or the decision not to proceed with such modifications. It cannot be assumed that all or any part of the Company’s Mineral Resources will be converted into Mineral Reserves. Disclosure regarding the Company’s mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates included in this AIF, was prepared in accordance with NI 43-101, which differs significantly from the disclosure requirements of the SEC, generally applicable to US companies. Accordingly, information contained in this AIF is not comparable to similar information made public by US companies reporting pursuant to SEC disclosure requirements. See “Cautionary Note to US Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates.”

Fluctuations in the market price of gold, as well as increased production and capital and operating costs, reduced recovery rate, changes in the mine plan or pit design, or other technical, economic, and regulatory factors may render the Company’s Proven Mineral Reserves and Probable Mineral Reserves unprofitable to develop or continue to exploit at a particular site or sites for periods of time or may render Mineral Reserves containing relatively lower grade mineralization uneconomic.

The Company’s ability to recover estimated Mineral Reserves and Mineral Resources can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental or social factors, unforeseen technical difficulties, unusual or unexpected geological complexity and work interruptions. Successful extraction requires safe and efficient mining and processing. Estimated Mineral Reserves may have to be recalculated based on actual production experience. Any of these factors may require the Company to reduce its Mineral Reserves and Mineral Resources, which could have a negative impact on the Company’s financial results. There is also no assurance that the Company will achieve indicated levels of gold recovery or obtain the prices for gold production assumed in determining the amount of such Mineral Reserves. Anticipated levels of production may be impacted by numerous factors, including, but not limited to, mining conditions, labour availability and relations, contractors’ performance of obligations, weather, seismic events, civil disturbances, supply shortages and the various effects of COVID-19.

Any material reductions in estimates of Mineral Reserves or Mineral Resources, or the Company’s ability to extract those Mineral Resources, could have a material adverse effect on the business, financial condition and results of operations. A reduction in the Company’s estimated Mineral Reserves could require material write-downs in the carrying value of the affected mining property and increased amortization, reclamation and closure charges.

Geotechnical failures may lead to the temporary or permanent closure of all or part of a mining operation.

Mining, by its nature, involves the excavation of soils and rocks. The stability of the ground during and after excavation involves a complicated interaction of static and dynamic stresses (including induced stresses such as blasting), gravity, rock strength, rock structures (such as faults, joints, and bedding), high geomechanical stress areas or seismic activity, groundwater pressures and other geomechanical factors. Underground workings, pit slopes, and other excavations may be subject to local or widespread geotechnical failure should the forces acting on the rock mass exceed the strength of that rock mass.

Additionally, excavated ore and waste may be deposited in dumps or stockpiles, or used in the construction of tailings dams and roads or other civil structures, which may be very large. These dumps, stockpiles and dams may also be subject to geotechnical failure due to over-steepening, seismically induced destabilization, water saturation, material degradation, settling, overtopping, foundation failure or other factors. The occurrence of one or more of these events could adversely affect the Company’s financial performance and results of operations.

Due to unforeseen situations and to the complexity of these rock masses and large rock and soil civil structures, geotechnical failures may still occur which could result in the temporary or permanent closure of all or part of a mining operation, injuries to mine personnel or others, and/or damage to mine infrastructure, equipment or facilities, which materially impacts mineral production and/or results in additional costs to recover from such geotechnical failures and the resulting damage.

The Westwood mine in Québec continues to experience seismic events, which have resulted in the temporary suspension of activities in some or all underground areas. From October 2020 to June 2021, the underground operations were suspended pending further technical evaluations of underground conditions. Following such assessment, underground operations resumed in the East Zone in June 2021 and are estimated to resume in the Central and West Zone in the first half of 2022. The Company will continue to assess the options for a safe way to operate the underground mine. As the Company mines deeper, the risks of more frequent and larger seismic events increase. The occurrence of more frequent and/or larger seismic events could result in a loss of Mineral Reserves.

The factors and assumptions upon which the Company’s life of mine plans are based may prove to be incorrect.

The LOM estimates for each of the material properties of the Company are based on a number of factors and assumptions and may prove to be incorrect. In addition, LOM plans, by design, may have declining grade profiles and increasing rock hardness over time and mine life could be shortened if the Company increases production, experiences increased production costs or if the price of gold declines significantly. Mineral Reserves at operating sites can be replaced by upgrading existing resources to Mineral Reserves generally by the completion of additional drilling and/or development to improve the estimate confidence and by demonstrating their economic viability, by expanding known deposits, by locating new deposits, or by making acquisitions. Substantial expenditures are required to delineate resources and ultimately establish Proven Mineral Reserves and Probable Mineral Reserves and to construct mining and processing facilities.

There is a risk that depletion of Mineral Reserves will not be offset by resource conversions, expansions, discoveries, or acquisitions. The deferral of some of the drilling activities due to COVID-19 restrictions have impacted the drilling campaigns and potentially the accuracy of the results incorporated in the resource and reserve estimates in the block models. As the operating mines are aging and getting close to the end of life, unplanned variances in the grades mined and recoveries may be experienced in the future, with impact on the total ounces produced.

The Westwood mine, in particular, has a relatively low quantity of Proven Mineral Reserves and Probable Mineral Reserves compared to a relatively large quantity of Inferred Mineral Resources. After the seismic event on October 30, 2020, the site has reviewed its operational and LOM plan and recommended underground operations in the East Zone in June 2021 and is estimated to resume underground operations in the Central and West Zone in the first half of 2022. Due to the nature and depth of the deposit, it could take significant time to effectively access various sections of the orebody in order to carry out sufficient drilling to convert Inferred Mineral Resources to Indicated Mineral Resources and Measured Mineral Resources and, after economic assessment, into Proven Mineral Reserves and Probable Mineral Reserves. For reasons outlined above, there is a risk that some or all of the Inferred Mineral Resources at the Westwood mine may not be upgraded to higher confidence Measured and Indicated Mineral Resources and converted to Proven Mineral Reserves or Probable Mineral Reserves to be mined and processed.

The Company is dependent upon its mining operations at Essakane and any adverse condition affecting its operations may have a material adverse effect on the Company.

The Company’s operations at Essakane are expected to account for all of the Company’s positive mine site free cash flow in 2022. Any adverse condition affecting mining, processing conditions, labour relations, expansion plans or ongoing permitting at Essakane could have a material adverse effect on the Company’s financial performance and results of operations.

The Company is subject to a number of risks related to the development of its projects.

The ability of the Company to sustain or increase its present levels of gold production is dependent in part on the success of its operational and growth projects.

Significant operational projects contemplated for the next years include the Westwood ramp up plan to safely access other mining areas affected by the recent seismic activity and other multi-site infrastructure investments, mill and plant upgrades, fleet and utilization improvements, tailings and surface water management optimization and additional pit developments at Rosebel and Essakane. These projects are expected to reduce or control the Company’s cost structure and improve efficiencies. However, even with successful execution, there are uncertainties as to whether they will achieve the targeted improvements.

The success of construction projects and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits). Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned.

Beyond the Côté Gold Project, which is currently in construction, there is a risk that the Company may not proceed with some or all of the remaining projects in the development portfolio or that other projects may arise. Also, the Company may choose to prioritize certain projects contrary to the market expectations and/or sentiment.

Risks and unknowns inherent in all projects include, but are not limited to, the accuracy of Mineral Resource and Reserve estimates; metallurgical recoveries; geotechnical and other technical assumptions; capital and operating costs of such projects; the future prices of the relevant commodities; and scoping of major projects including delays, permitting, village relocation, aggressive schedules and unplanned events and conditions. The significant capital expenditures and long time period required to develop new mines or other projects are considerable and changes in costs and market conditions or unplanned events or construction schedules can affect project economics. Actual costs and economic returns may differ materially from the Company’s estimates or the Company could fail or be delayed in obtaining the governmental approvals or social acceptance necessary for execution of a project, in which case, the project may not proceed either on its original timing or at all. The Company may be unable to develop projects that demonstrate attractive economic feasibility at low gold prices.

The Company’s capital, financial and staffing capacity may restrict the ability to concurrently execute multiple projects and adversely affect the potential timing of when those projects can be put into production. The inability to execute adequate governance over developmental projects can also have a major negative impact on project development activities.

The Company relies on third-party contractors and the failure of such contractors to perform work properly or in a timely manner could have a material adverse effect on the Company’s business.

It is common industry practice for certain aspects of mining operations including, but not limited to, drilling, blasting and construction, to be conducted by one or more outside contractors. Deficient or negligent work, or work not completed in a timely manner, could have a material adverse effect on the Company. The Company is subject to a number of risks associated with the use of such contractors, including the following: (a) the Company having reduced control over the aspects of the operations that are the responsibility of a contractor; (b) failure of the contractor to perform work properly or at a satisfactory level of quality and safety; (c) failure of a contractor to perform under its agreement(s), including but not limited to inability to meet the contractual timelines and inability to deliver in accordance with the terms of the contract; (d) inability to replace the contractor if either the Company or the contractor terminates the contractual relationship; (e) interruption of operations in the event the contractor ceases operations as a result of a contractual dispute with the Company or as a result of insolvency or other unforeseen events (including events of force majeure); (f) failure of the contractor to comply with applicable legal and regulatory requirements; (g) failure of the contractor to properly manage its workforce resulting in labour unrest, strikes or other employment issues, any of which may have a material adverse effect on the Company’s business, financial condition and results of operations; (h) inadequate contractor cybersecurity program or customer data management and privacy, exposing the Company to external attacks. In addition, unauthorized disclosures on internal commercial practices could provide a non-competitive advantage to third-parties in future negotiations; and (i) interruption of operations in the event of an accident or injury on site as a result of improper application of the Company’s ESG standards.

In addition, due to the ongoing COVID-19 pandemic, third party service providers continue to be impacted by mobility restrictions, confinement requirements, traffic and logistics limitations, which could continue to increase the direct and indirect costs associated with the use of contracted labour.

Equipment malfunctions may have an adverse effect on the Company’s business.

The Company’s mines (whether operating or currently on care and maintenance) use expensive, large mining and processing equipment that requires a long time to procure, build and install. The Company’s various operations may encounter delays in or losses of production due to the delay in the delivery of equipment, key equipment or component malfunctions or breakdowns, damage to equipment through accident or misuse, including potential complete write-off of damaged units, or delay in the delivery or the lack of availability of spare parts, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging if not replaced, or through inappropriate use or misuse, or improper storage conditions may become obsolete. Particularly in light of COVID-19 related supply chain disruptions, any one of these factors or other factors could adversely impact the Company’s operations, profitability and financial results.

Some of the Company’s operations are subject to significant safety and security risks.

The Company is exposed to security risks such as civil unrest, war, terrorism and illegal mining. The Company may be exposed to situations or persons that are posing security threats to personnel and facilities. Loss of life, intellectual property, physical assets and reputation could occur having a devastating impact on the business and the workforce.

In light of the ongoing COVID-19 pandemic, the prolonged confinement or restriction of movement imposed by the governments in their fight against the spread of the virus could continue to adversely impact the economic conditions of vulnerable communities, which could lead to social unrest and potentially violence. Surrounding communities may affect or threaten the security of the mining operations through the restriction of access of supplies and the workforce to the mine site or the conduct of artisanal and illegal mining at or near the mine sites. Certain of the material properties of the Company may be subject to the rights or asserted rights of various community stakeholders, including aboriginal and indigenous peoples, through legal challenges relating to ownership rights or rights to artisanal mining.

Terrorist incidents and activities around the world, including in the Sahel area in Africa in which the Company’s Essakane mine is located, continue to be actively monitored, particularly as security risks in the Sahel region more broadly, and on travel routes to the Essakane site in particular, have notably increased very recently. Terrorist activities in Burkina Faso and Mali present a serious security risk to the Company’s operations, supply chains and its personnel in these countries. Inadequate transportation infrastructure, lengthy transportation routes and volatility in the region are key factors contributing to the security risks. Essakane is potentially a valuable target to a terrorist organization due to the presence of a high number of employees and expatriates. An actual, potential or threatened terrorist attack on the Essakane mine and/or personnel and/or supplies on travel routes could have a material adverse effect on the Company’s business, operations, and financial condition. The safety and security of the Company's personnel is of paramount concern. These security risks are resulting in increased costs for securing Essakane and protecting its workers, convoys and facilities.

The Company also continues to be exposed to artisanal and illegal mining activities in close proximity to its operations, including its Rosebel mine in Suriname, that may cause environmental issues and has caused and may cause further disruptions to its operations and challenge the positive relationships with governments and local communities. Artisanal miners may make use of some or all of the Company’s properties. Existing legislation in Suriname is outdated with respect to the management of illegal miners and this, combined with lax enforcement of the current legislation, has had and may continue to have a negative impact on the Company’s operations. It is difficult for the Company to control access to concessions due to the size thereof and the geographical characteristics and topography of the site. There are artisanal miners operating in the vicinity of Essakane, which also presents future challenges for the Company. Artisanal and illegal mining activities could have a material adverse effect on the Company’s business, operations, and financial condition.

The Company is subject to information systems security threats and must comply with increasingly complex and onerous data privacy laws and regulations.

The Company is reliant on the continuous and uninterrupted operation of its IT systems and OT. User access and security of all sites and corporate IT systems can be critical elements to the operations of the Company. Protection against cyber security incidents, cloud security and security of all of the Company’s IT systems are critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, denial of access extortion, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or a failure to identify a security threat could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs, which could materially impact the Company’s business or reputation.

The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities or breaches.

As the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to the business, compliance with these requirements could also result in additional costs. The Company could incur substantial costs in complying with various regulations as a result of having to make changes to prior business practices in a manner adverse to the business. Such developments may also require the Company to make system changes and develop new processes, further affecting its compliance costs. In addition, violations of privacy- related regulations can result in significant penalties and reputational harm, which in turn could adversely impact the Company’s business and results of operations.

The Company is subject to environmental and health and safety regulations that may increase the Company’s costs and restrict its operations.

The Company’s mining and processing operations, including development and production of mineral deposits, disposal of tailings and hazardous materials, as well as exploration activities, generally involve a high degree of risk and are subject to extensive laws and regulations, including, but not limited to, those governing the protection and rehabilitation or remediation of the environment, land use, air emissions, air and water quality, exploration, mine development, production, rehabilitation and reclamation, exports, taxes, labour standards, human rights, occupational health, waste disposal, toxic substances, mine and worker safety, relations with neighbouring communities, protection of endangered and other special status species and other matters. The possibility of more stringent laws or more rigorous enforcement of existing laws exists in each of these areas, each of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

With membership in mining associations such as the World Gold Council and the Mining Association of Canada, the Company is voluntarily implementing various practices and standards with respect to its mining operations. The implementation and observance of such standards requires additional funds and resources, and could also impact the expectations that communities, governments, NGOs and the market have of the Company with regards to the successful adherence to and oversight of these standards.

All phases of the Company’s operations are also subject to environmental and safety regulations in the jurisdictions in which it operates. These regulations mandate, among other things, water and air quality standards, noise, surface disturbance, the impact on flora and fauna and land reclamation, and regulate the generation, transportation, storage and disposal of hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that the Company has been or will at all times be in full compliance with all environmental laws and regulations or hold, and be in full compliance with, all required environmental, health and safety permits. In addition, no assurances can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and operations. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a project, and any non-compliance therewith may adversely affect the Company’s business, financial condition and results of operations. Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties.

Failure to comply with environmental, health or safety legislation may result in the imposition of significant fines and penalties, the temporary or permanent suspension of operations, lead to a loss of licences, affect the reputation of the Company and its ability to obtain further licences, damage community relations or other regulatory sanctions including clean-up costs arising out of contaminated properties, damages or civil suits or criminal charges and could also have adverse impacts on the Company’s share price and its ability to raise funds in the capital markets. Exposure to these liabilities arises not only from the Company’s existing operations, but also from operations that have been closed or sold to third parties. There can be no assurance that the Company will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect its business.

The Company’s ESG practices and reporting may be scrutinized and failure to meet evolving standards may adversely impact the Company’s reputation and ability to access capital.

There are many analysts, reviewing agencies and consultants (“ESG Reviewers”) that evaluate the Company’s performance on specific ESG matters and issue reports and ratings relating to the Company. There is a wide variety of ESG reporting frameworks and limited standardization on reporting metrics within the global ESG reporting space.  There is also a wide variety of methodologies employed by ESG Reviewers, most of which are not transparent about the metrics they rely on or the weightings they give them in generating a particular report or ranking. The Company has robust systems in place to manage ESG matters at the Company’s operations and to ensure proper and complete reporting thereof. However, given the wide variety in ESG reporting frameworks and ESG Reviewer methodologies, there are no assurances that the Company’s efforts will be successful or meet the standards set by any given ESG Reviewer. ESG reporting frameworks and ESG factors, including climate change, are increasingly becoming a relevant metric for institutional investors to review and assess the performance of the Company and a significant factor in their investment decisions. There is no assurance that the Company’s systems will be able to reliably manage potential impacts of ESG reports and rankings on the Company’s ability to attract capital at a reasonable cost.

The Company may also be associated with negative impacts on biodiversity. The decrease in biodiversity is believed to affect the overall health of the environment, and a diverse ecosystem is better able to respond to environmental or climate change events such as floods, drought, pests and disease. Adverse publicity generated by different organizations, communities or ESG Reviewers related to perceived and existing negative impact on biodiversity generated by the mining industry in general, or the Company’s operations specifically, could have a material adverse effect on the Company’s business, financial condition and results of operations, including with respect to its relationship with the communities in which it operates and the governments thereof.

The Company is exposed to risks relating to tailings and tailings storage facilities that may adversely impact the business and its reputation.

The water collection, treatment and disposal operations at the Company’s mines are subject to substantial regulation and involve significant environmental risks. The extraction process for gold and metals produces tailings, which are stored in engineered facilities designed, constructed, operated and closed in conformance with local requirements and best practices.

Although the Company conducts extensive maintenance and monitoring, and incurs significant costs to maintain the Company’s operations, equipment and infrastructure, including tailings management facilities, unanticipated failures may occur that could cause injuries, production loss or environmental pollution resulting in significant monetary losses and/or legal liability.

A major spill or failure of the tailings facilities (including as a result of circumstances beyond the Company’s control such as extreme weather, seismic event, or other incidents) may cause damage to the environment and the surrounding communities. Poor design or poor maintenance of the tailings dam structures or improper management of site water may contribute to dam failure or tailings release and could also result in damage or injury. Failure to comply with existing or new environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company’s business, results of operations, or financial condition. The Company may also be held responsible for the costs of investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company could also be held liable for claims relating to exposure to hazardous and toxic substances and major spills or failure of the tailing facilities, which could include a breach of a tailings dam. The costs associated with such responsibilities and liabilities may be significant, be higher than estimated and involve a lengthy clean-up. Moreover, in the event that the Company is deemed liable for any damage caused by overflow, the Company’s losses or consequences of regulatory action might not be covered by insurance policies. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company may be required to suspend operations temporarily or permanently. Such incidents may have a material adverse effect on the Company’s business, financial condition and results of operations, and could also have a negative impact on the reputation and image of the Company.

A failure of the hydrostatic plug at the Westwood mine may have a material adverse effect on the Company’s business, financial condition and results of operation.

With the closure of the Doyon mine, a hydrostatic plug was built and installed to separate the underground workings of the Doyon and Westwood mines permanently and completely and allow disposal of the Westwood mine tailings in the Doyon pit. It is possible that, over time, and in the light of the increased number of seismic events recorded at the Westwood mine, the plug might deteriorate or there might be some fracture of the rock mass, which may damage the hydrostatic plug and cause it to fail resulting in flooding of the mine and unwanted discharge and contamination. If such an event were to occur, it may have a material adverse effect on the Company’s business, financial condition and results of operations.

There are risks involved in the Company’s use of cyanide and the Company’s hazardous materials management may be unsuccessful.

The Company uses sodium cyanide and various chemicals, including certain chemicals that are designated as hazardous substances in the gold production. Contamination from hazardous substances, either at the Company’s own properties or during transportation for which it may be responsible, may subject the Company to liability for the investigation or remediation of the contamination, as well as for claims seeking to recover costs for related property damage, personal injury or damage to natural resources. The measures taken to prevent and mitigate the potential environmental harm caused by the Company’s use of cyanide and other hazardous materials, including corrective action taken to address the detection of cyanide and other metals in the groundwater near the mine, and any additional measures required to address effluent compliance, fines and costs and/or the effluent quality at any location, may have a negative impact on the Company’s financial condition and results of operations.

The Company is exposed to claims alleging injury or illness from exposure to hazardous materials present, used at or released into the environment from its sites, and the Company’s reputation and image could be negatively impacted should an incident occur. There is no guarantee that the health and safety measures implemented at the sites will eliminate the occurrence of accidents or other incidents, which may result in personal injuries or damage to property, and in certain instances such occurrences could give rise to regulatory fines and/or civil liability. In addition, a number of countries have started introducing regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities.

In addition, the use of open pit mining techniques has come under scrutiny in certain mining jurisdictions, and some governments are reviewing the use of such methods. If legislation restricting or prohibiting the use of cyanide or open pit mining techniques were to be adopted in a region in which the Company operates, there would be a significant adverse impact on its results of operations and financial position.

The Company is subject to certain transportation risks.

The Company is subject to certain transportation risks that could have a negative impact on the Company’s ability to operate. Certain of the Company’s properties are located in jurisdictions which face numerous risks, including, but not limited to, roadblocks, terrorism, and interruption by domesticated and non-domesticated herding animals, theft, weather conditions, and environmental liabilities in the event of an accident or spill, inability to transport in oversized loads, personal injury and loss of life. As a result of these transportation risks, the Company may not be able to transport ore or may be unable to obtain key supplies of consumables and capital items required to operate efficiently. If the Company experiences prolonged disruption to the delivery of such consumables, the Company’s production efficiency and ability to effectively complete capital projects requiring such deliveries may be reduced. There can be no assurance that these transportation risks will not have an adverse effect on the Company’s operations and therefore on the Company’s profitability.

Lack of access to infrastructure and water may adversely impact the Company’s business, financial condition and results of operation.

Certain operations of the Company are carried out in geographical areas both inside and outside Canada which lack adequate infrastructure and are subject to various other risk factors, including the availability of sufficient water supplies, for both the operations and the surrounding communities.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants, which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, community constraints, government intervention or other interference in the maintenance or provision of such infrastructure could have a material adverse effect the Company’s business, financial condition and results of operations.

The Company’s failure to obtain needed water permits, the loss of some or all of the Company’s water rights for any of its mines or shortages of water due to drought or loss of water permits could require the Company to improve the efficiency of its water usage, increase water recycling and, if and when needed, curtail or close mining production and could prevent the Company from pursuing expansion opportunities.

In addition, inadequate water data analysis and reporting tools could impact the appropriateness of the water quality model, a basis for the site tailings management program, closure plans and on-going operations risk management. The mismanagement of the operational deviations in water quality could also have environmental and regulatory consequences, in case of non-compliance with the required discharge water quality parameters.

Regulations related to climate change and greenhouse gas emissions may increase the Company’s compliance costs.

Mining is an energy-intensive business, resulting in a significant carbon footprint and the Company acknowledges climate change as an area of risk requiring specific focus. Global climate change continues to attract considerable public, scientific and regulatory attention. A number of governments and/or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. The increased regulation, such as those limiting the greenhouse gas emissions or the use of energy, or introducing new carbon or water taxes, may adversely affect the Company’s operations, and related legislation is becoming more stringent, with an impact on the Company’s compliance costs. In addition, global efforts to transition to a lower-carbon economy may entail extensive policy, legal, technology, and market changes to address mitigation and adaptation requirements related to climate change. Depending on the nature, speed, focus and jurisdiction of these changes, transition risks may pose varying levels of financial and reputational risk to the business. Canada’s federal and provincial legislation impose mandatory greenhouse gas emissions reporting requirements and the Company’s Westwood mine is subject to a cap-and-trade regulation.

In addition, as climate change is increasingly perceived as an international and community concern, stakeholders may increase demands for emissions reductions and call-upon mining companies to better manage their consumption of climate-relevant resources. While the Company has taken measures to manage the use of energy, such regulatory requirements may have an adverse impact on the Company.

The Company is subject to a number of physical risks related to climate change.

The physical risks of climate change may have an adverse effect on the Company’s business, financial condition and results of operations. Global climate change could exacerbate certain of the threats facing the Company’s business, including the frequency and severity of weather-related events, resource shortages, changes in rainfall and storm patterns and intensities, restricted water availability and changing temperatures, which can (i) disrupt the Company’s operations by impacting the availability and cost of materials needed for mining operations or increasing insurance and other operating costs, (ii) damage its infrastructure or properties, and (iii) create financial and potentially compliance risk to the Company or otherwise have a material adverse effect on its business, financial condition and results of operations. Climate change is not an immediate material risk faced by the Company. However, over time, it may have an impact on how the Company conducts its business. Such climate change events or conditions could have adverse effects on the workforce and on the local communities surrounding the areas where the Company operates, such as an increased risk of food insecurity, water scarcity, civil unrest and the prevalence of disease.

Excessive rainfall or flooding, similar to that experienced in Suriname in 2021, may also adversely affect operations. Excess rainfall can result in operational difficulties including geotechnical instability, increased dewatering demands, and additional water management requirements. Extended periods of above average rainfall at a site may result in increased costs or production disruptions that could have a material effect on the Company’s financial performance, liquidity and results of operations.

In case any of these risks materialize, there is no assurance that the emergency response plans developed for addressing climate change extreme events will be effective or that the physical risks of climate change will not have an adverse effect on the Company’s business, financial condition and results of operations. These climate change related events may result in substantial costs to respond during the event, to recover from the event and possibly to modify existing or future infrastructure requirements to prevent recurrence.

The Company is reliant on its employees and contractors and the widespread occurrence or outbreak of a disease or other health challenge may have a material adverse effect on the Company’s business, financial condition and results of operations.

One of the Company’s key strategic objectives is the commitment to Zero Harm in every aspect of its business. Due to the areas where the Company operates, the workforce is exposed to serious adverse health threats, including diseases such as malaria, Dengue, Chikungunya, Zika, Ebola, and other flu- like viruses (such as avian and swine), in addition to the ongoing COVID-19 pandemic and its variants. Such diseases represent a serious threat to maintaining a skilled workforce in the mining industry and is a major health-care challenge for the Company. Any widespread occurrence or outbreak of such diseases or other health challenges among the Company’s personnel or the population at large could result in a material adverse effect on the Company's business, financial condition and results of operations. Impact on potential shop floor workforce disruption can also impact line management, control and rules enforcement.

The ongoing COVID-19 pandemic has resulted in significant disruptions and changes in the Company’s regular operations due to the health and safety provisions implemented during the year to maintain a healthy and productive workforce. Given the unforeseen conditions resulting from the ongoing COVID-19 pandemic, there can be no assurance that the Company’s response and business continuity plans will continue to be effective in managing the pandemic, and changing conditions could result in a material adverse effect on the Company's business, financial condition and results of operations.

There can be no assurance that the Company’s personnel will not be impacted by these diseases and may ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks.

In addition, inherent unsafe work conditions, including ground instability and ground support deterioration, rock bursts, cave-ins, floods, falls of ground, tailings dam failures, chemical hazards, mineral dust and gases, use of explosives, noise, electricity, faulty equipment, moving equipment (especially heavy equipment), defective electrical wires or the short circuit of equipment, slips and falls, transportation of personnel or insufficient worker training, may expose personnel to potentially serious occupational and workplace accidents and could cause injuries and/or potential fatalities while working at or travelling to or from an operating mine. The Company’s employees are also exposed to noise, vibration, thermal environment (extreme high or low temperatures), chemical, biological and physical agents that may result in occupational illnesses, including, but not limited to, Raynaud’s disease, exposure to arsenic or respiratory ailments, cancers and hearing loss. The Company strives to manage all such risks in compliance with local and international standards and implements various health and safety measures designed to mitigate such risks. Such precautions, however, may not be sufficient to eliminate health and safety risks and employees, contractors and others may not adhere to the occupational health and safety programs that are in place. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.

The presence of coarse gold may impact the Company’s Mineral Reserve and Mineral Resource calculations.

Mineral Reserve and Mineral Resource calculations for the gold operations may be over or under estimated as a result of the presence of coarse gold.

Some of the ore bodies at the Company’s gold mines contain coarse gold with particles up to five millimetres in diameter. There is no assurance that the samples used to determine Mineral Reserves and Mineral Resources are representative of the larger orebody and that the grade estimation methods are able to reduce and/or limit the impact of localized high grade assays. The actual grade of the deposits could be lower or higher than predicted by the grade models developed.

Heightened levels of clay may result in processing challenges which could have a material adverse effect on the Company’s production levels.

The presence of high-clay-content gold ore may cause a slowdown in ore processing. There is no guarantee that the Company has accurately assessed clay content and processing plants may have been constructed on the basis of a hard rock design. The Company may incur costs related to mitigating the impact of heightened clay content on the processing of minerals. If the percentage of clay in the feed cannot be mitigated, the Company’s production may be delayed and its results from operations may be severely impacted.

The Company’s efforts to ensure responsible sourcing may be challenged.

There is a growing stakeholder expectation that mining companies implement adequate measures for an effective management of the value chain process in a proactive and transparent manner. There is an increasing level of public scrutiny relating to the Company’s local business development and procurement strategies for responsible sourcing of raw materials and services globally.

There is no assurance that the Company’s suppliers will follow the Company’s policies in support of human rights, health and safety, environmental protection and business ethics.

While the Company is proactively working on identifying high-risk procurement categories, suppliers, and/or locations that could have an ethical impact on its supply chain, the ability to mitigate these risks associated with raw materials and third party services sourcing will continue to be challenged despite ongoing due diligence efforts.

The success of the Company is dependent on its ability to recruit and retain key employees.

The Company’s ability to effectively manage its corporate, exploration and operations teams depends in large part on its ability to attract, develop and retain the best talent in key roles and as senior leaders within the organization. This may be challenging to sustain and align with its strategic planning objectivesfor current mines and growth, especially considering the significant restrictions on workforce mobility due to the ongoing COVID-19 pandemic, and also considering the locations of the operations. Some of these areas experience political or civil unrest and increasing levels of security threat and terrorism. The success of the Company also depends on the technical expertise of its professional employees. The Company faces increased competition for qualified management, professionals, executives and skilled employees from other companies. Notwithstanding mitigation strategies, there can be no assurance that the Company will continue to be able to compete successfully with its peers in attracting and retaining senior leaders, qualified management and technical talent with the necessary skills and experience to manage its current extensive growth plans. The length of time required to recruit key roles and fill a position may be longer than anticipated.

The increased difficulties to attract, develop and retain capable leaders and key management and technical professionals, as well as qualified talent to manage the existing operations and projects effectively, could have a material adverse effect on the Company's business, financial condition and results of operation.

The Company is dependent on a relatively modest number of key management personnel. Accordingly, the loss of one or more management staff could have an adverse effect on the Company.

The Company faces an aging workforce who hold management positions, which may impact productivity and operational experience. Therefore, in the event of a loss of one or more key individuals, there may be challenges involved in replacing these individuals in a timely manner.

Labour disruptions at any of the Company’s material properties, such as the strike at Rosebel in 2021, could have a material adverse impact on its business, results of operations and financial condition.

The Company is dependent on its workforce to extract and process minerals. Relations between the Company and its employees may be impacted by changes in labour relations, which may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in whose jurisdictions the Company carries on business. A number of the Company’s employees are represented by labour unions under various collective labour agreements. The Company may also face labour disruptions during the bargaining and negotiation process related to a collective agreement. Labour disruptions at any of the Company’s material properties could have a material adverse impact on its business, results of operations and financial condition.

Existing or new labour agreements may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such strike or work stoppage, including ones that result from unsuccessful negotiations with respect to new labour agreements, could have a material adverse effect on the Company’s business, financial condition and results of operations.

The inability to maintain positive relationships with local communities may have a material adverse effect on the Company’s business, financial condition and results of operations.

Positive and constructive relationships with surrounding communities are critical to ensuring that the Company maintains its social license to operate, protect the future success of the Company’s existing operations, as well as for the construction and development of future development projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities, including the use of cyanide and other hazardous substances in processing activities, increasing dust generation, and the preservation of water and other natural resources, which could generate public unrest and anti-mining sentiment among the inhabitants in areas of mineral development.

In addition, there is an increased expectation from communities and local authorities for an increased share of mining revenues for the development of their local economies through the promotion of local purchasing and capacity building of local partners, employment, education, agriculture and husbandry and irrigation.

The inability of the Company to maintain positive relationships with local communities may result in access blockages, equipment or property damage, permitting delays or blockages, increased legal challenges or other disruptive operational issues at any of the operating mines as a result of community actions, actions by artisanal miners, or as a result of actions related to aboriginal or indigenous relationships. Such occurrences could have a negative impact on the Company’s reputation and could result in a material adverse effect on the Company's business, financial condition and results of operations.

Any adverse publicity generated by local communities, indigenous communities, NGOs or other stakeholders related to the Company’s activities, regular operations and explorations or general practices could have an adverse effect on the Company’s reputation or financial condition and may impact its ability to maintain its “social license” to operate. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this risk.

The Company’s properties and mining operations may be subject to rights or claims of indigenous groups and the assertion of such rights or claims may impact the Company’s ability to develop or operate its mining properties.

The Company currently operates in areas currently or traditionally inhabited or used by indigenous peoples and subject to indigenous rights or claims, and in the future may operate in or explore additional such areas. Operating in such areas may trigger various international and national laws, codes, resolutions, conventions, guidelines, and impose obligations on governments and the Company to respect the rights of indigenous people. These obligations may, among other things, require the government or the Company to consult, or enter into agreements, with communities near the Company’s mines, development projects or exploration activities regarding actions affecting local stakeholders, prior to granting the Company mining rights, permits, approvals or other authorizations.

Pursuant to section 35 of The Constitution Act of 1982, the Federal and Provincial Crowns have a duty to consult Aboriginal peoples and, in some circumstances, a duty to accommodate them. Engagement with indigenous communities in Canada has recently become more contested in the wake of several decisions by the Supreme Court of Canada that have expanded First Nations’ rights and consultation requirements within the context of resource development. These decisions have heightened the risks for mining companies in Canada. Many First Nations communities have increased their advocacy with respect to claimed entitlements regarding resource development projects within their traditional territories.

Consultation and other rights of First Nations or indigenous peoples may require accommodation including undertakings regarding employment, royalty payments, procurement, other financial payments and other matters. There can be no assurance that the Company’s relations with any indigenous group will remain amicable. The Company is continuing its engagement activity with the indigenous communities in the vicinity of the Côté Gold Project and the Westwood mine in Québec; however, there is no assurance on the outcome of these discussions, along with the associated operational and financial implications.

In Canada, the nature and extent of First Nations rights and title remains the subject of active debate, claims and litigation. In many cases, such claims take a long time to settle, with the potential for extensive delays or other negative impacts on operations and projects, or limited access to certain cultural or historical areas until rights to such properties are clarified. There is no assurance that there will be no such claims on the areas where the Company operates in the future or that the Company will be able to settle any such claims in a way that is beneficial to the Company. Also, the impact of any such claim on the Company’s ownership interest cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of First Nations’ rights in the area in which the Company’s projects are located, by way of a negotiated settlement or judicial pronouncement, would not have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, there is an increasing level of public concern relating to the perceived effect of mining activities on indigenous communities. The evolving expectations related to human rights, indigenous rights and environmental protection may result in opposition to the Company’s current or future activities. Such opposition may be directed through legal or administrative proceedings against the government or the Company, or expressed in manifestations such as protests, delayed or protracted consultations, blockades or other forms of public expression against the Company’s activities or against the government’s position. There can be no assurance that these relationships can be successfully managed. Intervention by the aforementioned groups may have a material adverse effect on the Company’s business, financial condition and results of operations.

Other Risks

The Company’s reputation may be impacted by negative coverage in social media.

The Company’s reputation may be affected by actions taken by third parties on social media and other web-based applications. The Company’s reputation can be impacted by the actual or perceived occurrence of any number of events, including allegations of fraud or improper conduct, environmental non-compliance or damage, the failure to meet the Company’s objectives or guidance, court cases and regulatory action against the Company. Any of these events could result in negative publicity to the Company, including on social media and web-based media organizations, regardless of whether the underlying event is true or not.

The Company does not have control over how its actions and image is perceived by others. Reputational loss may lead to increased challenges in developing and maintaining government and community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, or to access equity or debt financing. Such occurrences could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company may not be able to keep pace with innovations affecting the mining industry.

With volatility in the price of gold and the Company’s focus on cost reductions and higher efficiencies, the Company has limited funds available for investment in innovation and new technology that could mitigate some of these environmental and health and safety risks, and enhance the ability of the operations and the surrounding communities to be resilient to the effect of climate change.

While progress has been made in leveraging technology such as solar panels for energy at the Rosebel and Essakane mines, and the planned use of some electrical mobile equipment for the Côté Gold Project, the Company may not be able to keep pace with innovations affecting the mining industry and leverage technology that may further drive investment and growth.

The Company may not be able to identify and assess all of the potential human rights impacts it may have.
The Company may not be able to identify and assess all of the potential human rights impacts it may have.
The UN Guiding Principles on Business and Human Rights were endorsed by the UN in 2011 and constitute the global standard of expected business conduct with regards to human rights. They establish that all companies have a responsibility to respect human rights.

The Company acknowledges that the recognition and protection of human rights in line with the Voluntary Principles on Security and Human Rights are key components of all matters related to security. However, the Company may not be able to identify and assess all potential human rights impacts. Any potential human right abuses either internally or externally, through third party business relationships, such as corruption, unequal treatment of ethnic minorities, gender discrimination, use of child labour, land use rights and supply chain sourcing could have a devastating impact on the Company’s reputation, as well as present legal and financial risks arising from failing to respect and/or reinforce human rights.

Item III Description of the Business

1.Mining Activities - Canada

In Canada, the Company owns the Westwood mine in Québec and the Côté Gold Project, a development project located in Ontario.

1.1Doyon Division - Westwood Mine

Unless stated otherwise, the information in this section is based upon the technical report (the “Westwood Report”) entitled “Technical Report for the Westwood Mine, Québec, Canada, NI 43-101 Report” as of April 30, 2020, prepared by Mauril Gauthier, Donald Trudel, Cécile Charles, Nathalie Landry, Martine Deshaies, Patrick Ferland, Steve Pelletier and Philippe Chabot, dated July 15, 2020. Portions of the following information are based on assumptions, qualifications and procedures, which are not fully described herein. Reference should be made to the full text of the Westwood Report, which is available for review on the Company’s issuer profile on SEDAR at www.sedar.com and EDGAR on www.sec.gov.

Donald Trudel, the Company’s former Geologist at the Westwood mine, reviewed and approved scientific and technical information in the Westwood Report. The scientific and technical information previously reviewed and approved by Donald Trudel, to the extent included or incorporated in this AIF, has been reviewed and approved by Abderrazak Ladidi, who is a “qualified person” as defined in NI 43-101.

Nunavut
Hudson Strait
Hudson Bay
Newfoundland and Labrador
Manitoba
Gulf of St. Lawrence
Québec
Ontario
Quebec City
Westwood
United States
Atlantic Ocean
Canada
United States

i)Property Description, Location and Access

The Westwood mine covers an area of two square kilometres (196.2 hectares) in the municipality of Preissac, in Bousquet Township, approximately 40 kilometres east of the town of Rouyn-Noranda, in the province of Québec, Canada. The Westwood mine is located entirely within the limits of the Doyon Division mining property, which covers an area of 28 square kilometres (2,875 hectares).

The Doyon Division mining property and the Westwood mine are held 100% by the Company. There are no agreements, joint venture partners, or third party obligations attached to the Westwood mine. All the necessary permits were obtained to build all the required surface infrastructures and the mine is completely located within the surface leases. The Doyon division mining property and the Westwood mine are not subject to any royalties or any other encumbrance. To the extent known by the authors of the Westwood Report, there are no other significant factors and/or risks that may affect access, title, or the right or ability to perform work on the property.

The Doyon Division mining property consists of, among others, one mining lease for the Westwood mine and one recently granted mining lease located west of the past producing Doyon mine (B.M. 1046), also called Grand Duc and registered in 2017; one mining lease for the past producing Doyon mine (B.M. 695); two mining leases for the past producing Mouska mine (B.M. 800 and 843); and 75 claims. Three tailing surface leases (P.R. 999780, P.R. 999794 and P.R. 999803) are superimposed over parts of the property. The Company is the titleholder name of all the claims and leases at 100% and all such claims are situated in Bousquet Township.

The property is located on Arthur Doyon Road, four kilometres east from the intersection of Mont-Brun Road and Arthur Doyon Road. There are presently two routes leading to this intersection:

•From the south, the intersection is accessible via the paved Provincial Road no. 117, which connects
Rouyn-Noranda and Val-d’Or, then one kilometre towards the North via the secondary paved road leading to Mont-Brun and Aiguebelle National Park (Mont-Brun Road).

•From the north, the intersection is accessible via the Mont-Brun Road, which connects to the paved
Provincial Road no. 117 and the paved Regional Road no. 101 though the municipalities of Mont Brun, Cléricy and D’Alembert.

A number of roads were developed on the property to access the Westwood shaft site and other infrastructure.

Work requirements per mineral claim vary from $1,000 to $2,500 per two year period in general depending on the size of the requirements and any excess of work credits that may be applied for subsequent renewals. To accumulate credits on mineral claims, a technical report explaining exploration activities (type, time, location, costs, results, responsible persons and utilized contractors, contractor) must be filed with the Ministère de l’Énergie et des Ressources Naturelles as statutory work. This report should be registered within two years after the expenditures have been incurred.

A depollution attestation was issued in March 2013 by MELCC. This permit, which is renewable every five years, identifies the environmental conditions that must be met by the Westwood mine when carrying out its activities. A modification of the depollution attestation was issued in January 2015 and the renewal request was submitted to the MELCC in October 2017 as required by the applicable legislation. The last version will still be valid until the approval of the depollution attestation renewal version as defined in the legislation.

ii)History

Exploration in the area of the Westwood mine dates back to 1910. Since 1977, ownership changes resulted from privatization, take over or acquisition. In 1980, the Doyon mine was brought into production by Lac Minerals Ltd. (“Lac”), and Cambior subsequently acquired a 50% interest in the Doyon mine. In 1999, Cambior became the sole owner of the Doyon mine when it acquired the remaining interest of Barrick Gold Corporation (“Barrick”), which had acquired its interest pursuant to its acquisition of Lac. The Company acquired Cambior in November 2006.

In 2002, Cambior’s exploration team initiated geological compilation work that led to targeting the favourable Bousquet Formation at depth. A five-year exploration program followed, targeting the favourable Westwood corridor at depth.

The first resource estimation for the Westwood mine/project was performed by the IAMGOLD exploration division based in Val-d’Or, Québec in 2007. This triggered a scoping study in order to evaluate the economic potential of the project.

The first ingot from the Westwood mine was poured on March 27, 2013. The official commercial production of gold at the Westwood mine started in July 2014. The production of the Grand Duc open pit commenced in November 2019.

iii)Geological Setting, Mineralization and Deposit Types

The Westwood mine and the Grand Duc open pit are part of the Doyon-Bousquet-LaRonde (“DBL”) mining camp, which is located within the Southern Volcanic Zone of the Abitibi subprovince.

The Westwood mine is located within the limits of the Doyon Division mining property, which covers the Blake River Group (“BRG”) metavolcanic rocks and a part of the metasedimentary Cadillac and Kewagama Groups, which are localized respectively to the south and north of the BRG. The Westwood deposit is hosted in a volcano-plutonic sequence composed of felsic hypabyssal volcanic rocks (Zone 2 corridor), mafic to intermediate volcanic rocks (North Corridor) and intermediate to felsic volcanic rocks (Westwood Corridor), marked by a chlorite-biotite-carbonate-garnet-amphibole distal alteration and a pervasive quartz-muscovite- sericite-pyrite proximal alteration.

All lithologies of the DBL mining camp have been affected by a north-south compression event, which resulted in a subvertical to steeply south dipping homoclinal volcanic sequence with an east-west schistosity. High-strain anastomosing east-west corridors are observed throughout the property, mainly at geological contacts and in intense alteration zones. Outside of these narrow corridors, primary volcanic textures are typically well preserved.

The Westwood deposit mineralization consists of gold-sulphide vein-type mineralization similar to zones 1 and 2 of the former Doyon mine, which is located two kilometres west (Zone 2 ore zones), as well as gold- rich volcanogenic massive sulphide type semi-massive to massive sulphide lenses, veins and disseminations (Westwood and North corridors ore zones) similar to the Bousquet 1, Bousquet 2-Dumagami and LaRonde Penna deposits in the eastern part of the mining camp. All mineralized zones are sub-parallel to parallel to the stratigraphy (sub-vertical to steeply south dipping).

The Grand Duc open pit is located in the western part of the Doyon property and hosted in the polyphase syn-volcanic Mooshla Intrusive Complex (“MIC”). The early stage of the MIC (Mouska stage) is composed of gabbros and diorites that are coeval with the Bousquet Formation lower member. The main zone of the past producing Mouska Mine is hosted in the Mouska stage. The late stage of the MIC (Doyon stage) is composed of diorites, tonalites, and trondhjemites that are coeval with the Bousquet Formation upper member. The Grand Duc open pit is hosted in the tonalites and trondhjemites at the apex of the Doyon stage, near the contact with volcanic rocks.

The Grand Duc deposit consists of two golds mineralizing episodes. The first episode is closely associated with miarolitic facies. These facies host low-grade mineralization forming a long corridor oriented N105-N110 south dipping (50-70°). Gold mineralization occurs as either disseminated pyrite in shears zone, quartz- pyrite-carbonate-chlorite veins and veinlets, as fill in fractures or in centimetric pyritic band parallel to foliation. The second gold mineralizing element is associated with a series of veins and fractures oriented N175 and N045. Mineralization consists mainly of quartz-pyrite-chalcopyrite high grade remobilization veins and semi massive to massive sulphides veins.

Five deposit styles are recognized in this camp: (i) gold-rich base metal massive sulphide lenses (LaRonde Penna, Bousquet 2-Dumagami and Westwood Corridor); (ii) gold-rich vein stockworks and sulphide dissemination (Bousquet 1, North and Westwood corridors, and Ellison); (iii) intrusion-related Au-Cu sulphide-rich vein systems (Grand Duc, Doyon, Mooshla A, Zone 2); (iv) shear-hosted Au-Cu-sulphide-rich veins (Mouska and MicMac); and (v) syn-deformation auriferous quartz-pyrite-tourmaline veins (Mooshla B).

iv)Exploration

Exploration of the Westwood deposit was realized from both surface and sub-surface work since the 1930s.

In 2002, Cambior’s exploration team initiated compilation work based mainly on geological models that identified the Bousquet Formation upper member as a favourable target at depth where anomalous alteration patterns had been recognized. An important surface exploration program on the Doyon property was then initiated in 2002 and was very successful.

An underground exploration program, including 2.6 kilometres of drift development towards the east from the Doyon mine, was initiated in 2004 and ended in 2013. Since the beginning of exploration activities in the Westwood and Warrenmac areas in the 1930s, more than 1,015,676 metres of exploration, valuation and definition DD contributed to Mineral Resource and Mineral Reserve estimation. A wealth of geological information has been gathered from the exploration and scientific activities and continues to this day.

This data is used for deposit modelling and in the calculation of ore and waste tonnage, grade distribution and Mineral Resource and Mineral Reserve estimates. The block models are reviewed at least once a year, as new information is obtained from DD and the models are updated, if necessary.

Scientific work has confirmed geochemical similarities between the host rocks of the main sulphide lenses at the LaRonde Penna mine and the rocks hosting the Westwood mineralized corridor. Consequently, there ispotential for gold-rich volcanogenic massive sulphide mineralization to occur on the property.

From 2013 to 2020, exploration activities targeting areas of potential resource expansions were deferred. The focus was on valuation and definition drilling underground mostly in a north to south direction with dips ranging from +60° to -40°.

In 2021, exploration drilling was focused on expanding the existing resources on surface for the western portion of Grand Duc surface resources. Underground exploration work was limited to extension at depth and to the east. However, geotechnical and definition drilling campaigns were completed to increase the understanding of existing resources.

v)Drilling

Exploration and DD work began in the 1930s and 1940s in the Westwood areas.

By the fall of 2006, a definition/valuation drilling program was planned to target Zone 2 and North Corridor mineralization (with a drilling pattern of 40 metre by 40 metre). By the end of 2007, the underground electrical capacity, on level 084, was increased to support more equipment. The current power installation is sufficient to feed more than 10 drills.

In 2008, nine electric drills (six from underground and three from surface) were running simultaneously most of the time on the project. The valuation drilling program on Zone 2 confirmed the results and the opening of the vein on 084 level showed a better continuity than expected. Also, a significant intercept was obtained at a depth of 2.5 kilometres. Taking into account the time required and associated costs to drill at these depths, the Board approved a ramp access to the Warrenmac Zone and the exploration shaft sinking to allow drilling at depth.

In 2009, exploration and valuation drilling was carried out with 11 electric drills (eight from underground and three from surface). Since 2010, drilling in all categories has been mostly conducted from underground development with seven to 11 electric drills. Underground drilling was performed from levels 036, 060, 084, 104, 132, 140, 156, 180 and 192 and from the Warrenmac ramp. All underground drill holes on the Westwood occurrence were performed by Orbit Garant Drilling until the end of August 2013, by Boreal Drilling from September 2013 to August 2016 and by Machine Roger International from September 2016 onwards.

The continuity of the resource base at the Westwood mine can only be confirmed through additional drilling. There is a good potential to find more resources on both sides of the Bousquet fault, especially at depth and to the west of the three mineralized corridors (Zone 2 Extension, North Corridor and Westwood Corridor). On the eastern side, new mineralization contours still require further definition and currently known zones remained open at depth. Significant additional drilling and underground development will be required to further delineate the mineralization, expand the resource base and adequately constrain the resource models and upgrade inferred resources to the indicated and measured categories. The ultimate size of mineralized bodies at the Westwood Mine is yet to be defined, especially at depth.

Drilling results are validated during the ore development by channel samples and muck samples. The channel samples are taken in every face or two faces with a sample interval from 1 to 1.5 metres wide. The muck samples are taken by the development miners by following and sampling geology procedure. Channel samples and muck samples confirm the drilling results.

At the Westwood mine, all diamond drill holes are surveyed by the Westwood surveyors for coordinates, direction and dip, at the collar. Depending of the survey process related to the advance of the mining development, some holes could have inaccurate collar coordinates. In this case, survey check has to be done and could change the diamond drill holes collar coordinates after the mineralized zones modelling.

Recent scientific work has confirmed geochemical similarities between the host rocks of the main sulphide lenses at the LaRonde Penna mine and the rocks hosting the Westwood Mineralized corridor. Consequently, there is a potential for gold-rich VMS-type mineralization to occur on the property (e.g., Warrenmac, WW10, WW25, etc.). Moreover, the Zone 2 Extension veins are located on the same stratigraphic level as the Doyon mine Zone 2 veins. Definition and valuation surface and underground drilling was completed in 2019 and 2020.

In 2021, the underground drilling program was based on valuation and definition work from existing and future drilling access platforms to validate the known structures in three mineralized corridors and some potential resources extension around known structures. The focus was also on expanding the database of geotechnical drilling in existing mining areas. On surface, the focus of drilling was the western extensions of Grand Duc, 10.2 kilometres of DD and 1.4 kilometres of geological drilling. In 2021, 14 kilometres of drilling was completed underground, 4,197 metres of resource extension and 10,181 metres of definition drilling. Roughly, 6 kilometres of geotechnical drilling was also completed.

This new data will contribute to an increased understanding of the geology and structure as well as increase the database to upgrade inferred resource to the indicated and measured categories.

vi)Sampling, Analysis and Data Verification

Drilling results are validated during the ore development by channel samples and muck samples. The channel samples are taken in every face or two faces with a sample interval from 1 to 1.5 metres wide. The muck samples are taken by the development miners by following and sampling geology procedure. Channel samples and muck samples confirm the drilling results.

All drill holes assay values are grouped into composites of length equal to the mineralized zone width after three dimensional modelling of each length has been completed. Zone width is generally constant and ranges between 2.4 metres and 3.8 metres.

Based on the log normal graphs, Zone 2 assays were capped to between 50 g Au/t and 250 g Au/t per metre and the North Corridor assays were capped to between 20 g/t and 60g/t per metre dependent on statistical analysis. The Westwood Corridor is mineralized over the entire width of the zone, compared to the previous horizons that consist of centimetre veins. Therefore, the assay grades were capped at 40 g Au/t in the Westwood Corridor, independent of the length of the assays. Core samples are collected at the drill site and stored in closed wooden core boxes. They are delivered to the core shack facility on surface by the contractor and/or mine personnel where they are received by the mine geology core shack technicians.

Since November 2019, SD drills are used to manage grade control in the Grand Duc pit. Blast hole sampling is also used at Grand Duc to better characterize the grade of the ore bodies identified by diamond drilling and precisely delineate the boundaries between ore bodies and waste in the open pit. During drilling, a sample is collected for every 2.5 metres of drilling. Each sample, which represents a 2.5 metres rock length, has a unique sample tag number which is recorded in an SQL database (located on a local server) using a program developed by acQuire. This SQL database is also accessible by the geologists using Vulcan (Maptek) with an ODBC or API connectivity. SD Sampling is also done at Westwood.

SD sample bags are collected by technicians at the drill site and are delivered to the core shack facility where they are prepared for shipment to the analytical laboratory each day. All the sample bags are identified and sample tag clipped on the bag at the drill.

The mine site is monitored by close-circuit video cameras and has a security guard posted at all times at the entrance.

All core logging and sampling takes place in the core-shack and drill core measurements (wooden block) are verified. If important offsets are observed, it is corrected with the representative of the drilling company. After the measurements are completed, marks are drawn onto the core.

While logging samples, the geologist selects and indicates sample intervals by marking the beginning and end of each sample interval on the core with coloured lines and arrows. The geologist places two sample tags at the end of each sample interval to be assayed for gold and indicates on the tag if assays for silver, copper, lead, zinc and density are being requested. A third sample tag remains in the booklet for reference. The tags used for sampling consist of a unique numbered sequence of printed paper tags. The geologist also indicates if the interval should be sawn in half, in case half the core is to be kept for future reference or for future work. Otherwise, the core will be entirely sampled where requested and what remains unsampled will be discarded. Photos are taken once every step prior to sampling is done.

Splitting and sampling is executed by experienced technicians. A table-feed circular core saw is used to cut the core in two equal parts when requested, after which one-half remains in the core box with its sample tag and the second half is deposited in a plastic bag with its related tag. Otherwise, the whole core is taken as the sample and is placed in a plastic bag with its tag. Every plastic bag is identified with the sample number manually written on the bag as the sample tag. The sample bag is put in a box, listed and then delivered to the laboratory along with a submittal sheet that indicates the type of analysis to be done on each sample.

Since January 1, 2017, assaying of Westwood core samples is performed exclusively by the external laboratory ALS Laboratories, located in Val-d’Or, Québec, which is situated 60 kilometres west of the property.

From time to time, samples are sent to Laboratoire Expert Inc. a laboratory located in Rouyn-Noranda, Québec when re-assays are required as per the QA/QC program.

Since November 2019, samples from Grand Duc pit are shipped to Laboratoire Expert Inc. (“LE”) for grade control.

Since January 2020, channel samples and muck samples from Westwood are shipped to Techni-Lab SGB Abitibi Inc. (“TL”) for underground grade control. For all laboratories, samples received are then validated against the submittal sheet so that laboratory technicians can verify that no sample is missing. The samples are then registered and stored before analysis.

Official written procedures are made available at ALS, TL and LE to ensure the consistency of sample preparation and assaying techniques.

The Westwood mine QA/QC program includes the systematic addition of blind samples sent to the ALS and LE laboratories in order to validate their accuracy and precision. The Westwood mine QA/QC program also includes the systematic cross-validation of the primary laboratory results from ALS and LE by a second external laboratory. This is done by submitting a whole batch of rejects or pulp duplicates to the secondary laboratory (LE) and then by submitting the same duplicates to the primary laboratory (ALS).

Blanks are also inserted in order to check for possible contamination. A total of 12 blank samples (gross outliers) returned assays higher than the threshold value, which represents 0.62% of all the blank samples submitted to ALS Minerals Laboratories between January 2019 and April 2020. A total of 66 blank samples (outliers) returned assays between 30 ppb and 300 ppb Au, which represents 3.41% of all the blank samples submitted to ALS for 2019. These results demonstrate that minor contamination exists in the analysis process. However, in general the level of contamination is considered relatively low compared to the cut-off grade of the resources (> 6 g Au/t) and have little or no impact on the overall estimation of the resources.

Split duplicates were used at the Grand Duc project, during the month of November 2019 in order to verify gold grades variations. A sum of 41 field duplicate were taken on RC holes from the coarse material. Due to the nature of the mineralization 23 out of 41 fall outside acceptable limit of 20%.

In IAMGOLD’s opinion, the QA/QC program as designed and implemented at the Westwood mine is adequate and the assay results within the database are suitable for use in a Mineral Resource estimate.

vii)Mineral Processing and Metallurgical Testing

Westwood ore is currently processed at the Doyon Mill using existing grinding, leaching, adsorption and stripping circuits. The Doyon Mill was constructed in the 1970s and refurbished between 2011 and 2013 in order to efficiently process Westwood material. Cyanide destruction was added to increase the process of the tailings and a paste backfill plant was built to supply the Westwood underground operational needs.

The mill has a design capacity of 0.85Mt per annum at 96% availability.

Metallurgical testing was performed prior to commissioning the Westwood mine. Testing was done on the three mineralized corridors: Zone 2, the North Corridor and the Westwood Corridor. The results were used to confirm the absence of obstacles to the project feasibility, to develop the process flowsheet of the plant and to estimate metallurgical operating parameters and costs.

Additional metallurgical test work has been performed since then via the geometallurgical project and, more recently, additional test work on drill core samples from the Grand Duc project.

A Metallurgical testing sampling program, including total sulphur and total carbon analyzes, has been developed for areas where it is planned to convert Mineral Resources into Mineral Reserves and testing was set to start in 2020.

Deleterious Elements

Although certain areas of the deposit are amenable to Cu-Zn flotation, this option was not retained after an economic analysis. As a result, zinc will not be recovered and will have the following consequences:

•slight decreased gold recovery, to approximately 91% for high-sulphide ore (Westwood Corridor lenses); and

•increased consumption of cyanide but the addition of lead nitrate combined with a pre-oxidation period could minimize the impact on recovery and costs maintaining at acceptable levels.

This analysis will be revised as further information about copper/zinc grades will become available.

In late 2019 (November and December), graphite was found in the secondary cyclone circulating load and also with carbon when we took the monthly inventory. We confirmed the presence of graphite with a preliminary lab analysis. Daily composite samples from November and December 2019 were sent to an external lab to evaluate the extent of the presence of graphite in the plant feed. Results have not yet been received. Gold recovery during those 2 months was lower than the rest of the year for a similar feed profile.

viii)Mineral Reserves and Mineral Resources

Mineral Resources

In 2020, the previous Westwood Mineral Resource estimate as of December 31, 2019, the resource model was updated with new drilling information. The database included 5,984 DD holes (both surface and underground holes) for a total of 1,289,713 metres (drilled and planned) of which 547,281 metres (42.47%) were sent to the laboratory for a total of 423,832 samples from 5,474 drill holes. No muck or channel samples were used for this estimation. Channel samples are not used for the modelling of the mineralized lenses. In 2018, the minimum true width of mineralized lenses was changed from 2.0 metres to 2.4 metres to fit the minimum mining width, modelled at a grade of 3 g/t Au. In 2020, 156 individual sub-domains were created for Westwood underground. The interpretation follows the geology hosting the various lenses and was done on GEMS software using data from 4,379 DD holes intersecting mineralization.

A total of 44,325 assays from the 4,379 DD holes intersecting mineralization were used for the resource estimation; of these, 19,329 were higher or equal to 1 g Au/t. About 74% are roughly 1 metre long while the bulk of the remaining portion is above 1 metre long. Individual assays are ranging from 0.0 to 3,772.05 g/t Au, necessitating a good capping strategy. The grade capping values were determined based on histogram and probability plot statistics, the continuity of assay distribution and Westwood mine geologists’ experience. The grade capping values were applied to raw assay values prior to compositing.

Once the original assay values were capped, the assays were composited along the hole. Because most mineralized veins represent less than 10% (5 -15 centimetre wide) of the minimum ore lens width 2.4 metres and those lenses have mostly the same width, one composite per drill hole per rock type (veins) was used for the estimation purpose (single composite estimation). With this method, even though each drill hole intersection is of different length (based on the angle between the drill hole and the ore lens), each drill hole intersection has the same weight. These final composites were used for block model grade estimation.

From the beginning of the project up to April 30, 2020, resource estimate, 17,690 density tests were performed at the former internal Doyon laboratory and ALS Laboratory, of which 2,947 were located in mineralized lenses. The density tests were performed by the immersion method. The average value for Zone 2 Extension is 3.01 t/m³ (713 samples) and 2.97 t/m³ for the North Corridor (82 samples). There is the tendency to take density samples in the more sulphide rich veins and the density analysis was taken from only a few lenses that were not representative of the entire mineralized zones. To be conservative, a density of 2.85 t/m³ is used to estimate the tonnage of the Zone 2 Extension and North Corridor lenses. This seems reasonable since mineralization is associated with the same kind of veins that was mined at the Doyon mine where 2.85 t/m³ was used as the average density, with good reconciliation results with mining and milling.

A total of 2,152 density measurements were taken from the Westwood Corridor, 1,240 samples from the vein-type mineralization and 912 samples from the sulphide rich zones. The averages of those tests are 3.04 t/m³ for the vein-type and 3.54 t/m³ for the sulphide lenses. As there are only a few drill holes in each lens and these holes are too widely spaced in narrow vein-type mineralization, a conservative density of 2.9 t/m³ was used to estimate the tonnage of the vein-type and semi massive mineralization. For the massive type of mineralization, an average value of 3.6 t/m³ was used.

The Westwood grade estimation was performed using the Inverse Distance Squared Technique (ID2) using Vulcan. The grade estimates for gold were generated using the capped composites inside each mineralized zone (one composite per drill hole per mineralized zone). Only composites within a solid could be used to estimate the grade of the mineralized zone (hard boundary) to avoid smearing gold grade between mineralized lenses and waste.

The resource estimates were prepared using a sample search approach within an ellipse. The search ellipses are not determined using variograms. Anisotropic search ellipses are constructed manually for each zone and were aligned parallel to the mineralized zones along their direction, dip and plunge. Search ellipse profiles used specific parameters for range of radius, direction, dip and plunge of all zones in each sub- domain. The grades were estimated by only one interpolation pass, using a minimum of one and a maximum of five composites to estimate individual blocks. Size of the ellipses are adjusted so that the majority of blocks are interpolated using a minimum of two composites. In some zones, the distance between drill holes did not allow two composites to be used to calculate individual blocks. It represents only 0.07% of the total inferred tonnes and ounces, and 0.01% of the total indicated and measured tonnes and ounces.

Block modelling is made using the Vulcan software packages. One block model is constructed for the entire Westwood deposit. The block model was created with a sub-blocking strategy of 1 metre x 1 metre x 1 metre to better reflect the complexity of the geology, with no rotation performed to it. The geologists are responsible for updating the mineralized 3D models with the new intersections at the completion of every DD drilling campaign. Existing excavations like developments and stopes are not used for updating the modelling of the mineralized lenses but are used for the block model update. The resource geologist creates a polygon layer in Vulcan for each production year and perform depletion of the resource related to this mining from the block model.

As stated earlier, the average estimate of some of the lenses are based on few drill holes. In these cases, even though the values of the assay of these drill holes were already cut by a grade capping value, it is possible that the estimate for a specific lens could result in higher gold values than would be expected in reality during the mining phase.

As a safety factor and based on what is known from the drilling and mining history at Doyon and Westwood mines, all blocks categorized as inferred in the block model and exceeding 15 g Au/t were capped at 15 g Au/t when the grade of the total inferred lens exceeded 15 g Au/t .

No such capping has been done on indicated or measured material, since the level of confidence in the continuity of mineralization is high for these zones.

Classification was done following the 2014 CIM Definitions and Standards for Mineral Resources and Mineral Reserves. Mineral Resources have reasonable prospects for eventual economic extraction. Mineral Resources that are not Mineral Reserves do not demonstrate economic viability.

Due to the discrete interpretation of the various lenses, all material is classified as Inferred Resources. Material that are showing sufficient geological and grade continuity based on QP experience and that are drilled at a DDH spacing of 20 metres x 20 metres or closer are upgraded into the Indicated Resources category. Indicated Resources that are confirmed by a mining excavation are upgraded into the Measured Category.

Mineral Resources estimated as of December 31, 2021, using a 5.5g/t Au cut-off grade over a minimum width of 2.4 metres, and have been estimated in accordance with NI 43-101. In 2021, mined out areas from Westwood were depleted from the underground resource estimates. In 2019, the Grand Duc Mineral Resource estimate was added to the Westwood mine Mineral Resource Estimate. In 2021, the Grand Duc resource was expanded based on drilling from 2020 to 2021. The Mineral Resource of Grand Duc is based on a cut-off grade of 0.46 g Au/t with a pit shell of $1,500.

Mineral Reserves

Grand Duc Mineral Reserves

The Mineral Reserves for Grand Duc were updated in 2021 using recent drilling results and updated costs for the open pit contract. A cut off grade of 0.5 gpt was applied with a pit shell optimized for a gold price of $1,350. Mining is assumed to have a mine recovery of 90% and a dilution of 10%.

Westwood (underground reserves)

The Mineral Reserve was calculated using economic analyses for each zone according to the costs and parameters further specified in the Westwood Report. A minimum mining width of 2.4 metres is used. Mining dilution and mining recovery are included in the calculation. The minimum and maximum dilution are 46% and 99% respectively. The minimum and maximum mining recovery are 67% and 93% respectively and in areas where difficult ground conditions are expected, mining recovery was adjusted to reflect the anticipated ground conditions. A milling recovery parameter of 92.6% is assumed.

The Mineral Reserve estimate as of December 31, 2021 is based on long-term assumptions of a gold price of $1,200/oz with an exchange rate of US$1.00 = C$1.25, parameters slightly different from those used for planning. Silver credits of C$22/oz. were assumed.

Each mining block that was converted from resources to reserves has been evaluated with an economic analysis by an external consultant and has been verified by the IAMGOLD. Parameters used in the economic analysis include:

•Infrastructure required to access the mining block.
•Appropriate mining method/parameters (e.g., dilution, recovery).
•Appropriate revenue and cost factors.
•Geotechnical considerations based on previous gained experiences and current data available.
Mining blocks with positive economic analyses are classified as reserves. The engineering and the geology teams highlighted the economic blocks as reserves using polygons and clipping boundaries in the Deswik software. Tonnage and grades of all reserve blocks were afterwards calculated using the Deswik Interactive Scheduler module.

The cut-off grade for reporting the Mineral Reserves for the underground deposit is based on the following parameters:

•Gold price: $1,200/oz Au.
•Exchange rate: US$1.00 = C$1.25.
•Milling Recovery: 92.6%.
•Mining costs: C$172/t of ore.
•Milling costs: C$24/t of ore.
•G&A: C$22/t of ore.
Operating costs from 2019 were used for the cut-off grade calculation. The calculated cut-off grade for Mineral Reserves for the underground deposit is 5.5 g/t Au (diluted).

However, individual stopes will be evaluated based on the current gold price and exchange rate as well as the sustaining capital requirements. Stopes outside the actual Mineral Reserves could potentially be added to the mine plan if profitable.

At the end of 2019, the Grand Duc open-pit deposit was put in operation to increase the capacity to supply the ore processing plant. Contactors at a fixed operating cost per ton operate this satellite deposit.

The Mineral Reserves were negatively impacted following the seismic event on December 22, 2018, and later on October 30, 2020. Based on the history of major seismic events at Westwood mine, IAMGOLD reduced the recovery of some specific zones based on the estimated geotechnical risks. Each zone was analyzed individually. This approach negatively impacted the Mineral Reserve by 129,000oz. Different projects are ongoing to minimize the uncertainty and to improve the capability of mining in adverse ground conditions.

On November 23, 2020, the Company announced that it was temporarily reducing the underground workforce at its Westwood mine in Canada, which remained suspended following the October 30, 2020 seismic event. Following an investigation into the cause of the seismic event and the assessment of a business recovery plan, the Westwood mill restarted on November 4, 2020, processing stockpile and Grand Duc open pit ore. In 2021, production in the Westwood mine restarted in areas of reduced seismic risk and production at Grand Duc was increased. Underground operations in the East Zone recommended in June 2021. Mineral Reserves were updated to include the extension of the Grand Duc Mineral Resources in 2021. Also, see below at "ix) Mining Operations - Underground Mining Methods".

The QPs are not aware of any other known mining, metallurgical, infrastructure, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that can materially affect the Mineral Resources and Mineral Reserves Statement, however, it is confirmed that the changes resulting from the seismic incident investigation must be considered and reviewed in the next Mineral Reserve update.

Information on Mineral Reserves and Mineral Resources is provided in Section 4 of Item III below. The Mineral Reserves and Mineral Resources estimates for Westwood can be found in the “Mineral Reserves and Mineral Resources of Gold Operations as of December 31, 2021” table below.

ix)Mining Operations

Mine operations are scheduled on two 10-hour shifts per day, seven days per week (development and production). Infrastructure currently allows mining to a depth of 2,000 metres, although mineralization continues at depth.

Underground Mining Methods

Development is classified as either deferred (infrastructure) development, including ramps, cross-cuts and ore passes, or current development. Most lateral development is mechanized with jumbos, rock bolters, scissor-lifts, 20 tonnes capacity haul trucks, and 3.5 cubic yard load, haul dump units. Dimensions for waste drifts are generally 4.5 metres high x 4.1 metres wide. Drift dimensions in the ore lenses may vary locally according to the dip, width of the vein and the mining method selected: planned drift dimensions are 4.5 metres wide x 4.5 metres high for long hole drifts. Track drifts have been developed with wheeled long- tom crews: other than Level 840 (originally an exploration drift), dimensions are 2.9 metres high x 2.8 metres wide. No upcoming track drifts development work is planned.

Arched backs are promoted for lateral development to enhance ground stability. Ground support varies significantly depending on the expected ground conditions and combination of static ground supports (rebars), yielding supports (hybrid bolts, debonded cables), long anchors (cables) and dynamic supports are used to control the wide spectrum of ground conditions experienced. In addition, mesh panels, straps and shotcrete are used either individually or conjointly as surface support. Ongoing monitoring of the ground support performance or possible deterioration are achieved by doing routine workplace inspections. New ground support technologies are currently being trialed to optimize the performance of the ground support and to reduce exposure to potential ground hazard. Different bolting systems are being evaluated and mechanized bolters were acquired in 2018. Following the significant seismic event in October 2020, the site has further reviewed ground control practices and the Westwood mine is now transitioning to a fully dynamic support system. Vertical developments, such as ventilation raise and material handling passes, are typically inclusive to infrastructure development. Dimensions are typically 2.4 metres x 2.4 metres, although the main ventilation raise can reach up to 4.3 metres in diameter.

Long hole open stope mining is the primary mining method used at Westwood mine. Forecasted dilution rate varies from 46 to 99% for mineralized zones by corridor according to their location.

Stopes are approximately 25 to 30 metres high with a strike varying from 12 to 15 metres in length. The mining width depends on the true width of the mineralization, lens configuration and geotechnical constraints applied for the area. Minimum mining width is set to 2.4 metres. The configuration of the access to the production stope are typically either transverse or longitudinal. Short longitudinal retreat is typically promoted for reducing delays associated to rehabilitation and exposure to induced stress. Mining sequence for long hole stopes will be carried out from bottom to top pillarless configuration. As depth increases over time in the LOM, an underhand (top to bottom) sequence is promoted for better induced stress management. Some considerations have been built in the LOM to mitigate colliding mining fronts creating diminishing pillars that are detrimental for stability. In addition, underhand sequence is known to be a mining method that is used in deep and ultra-deep mines that could reduce the exposure to seismicity on the top cut where production drilling is carried out. The main implication of an underhand retreat on the mining cycle consists of having to re-excavate the upper sill in the paste in order to allow the drilling of the underlying block.

Stopes are generally drilled down from the upper level with 4 inch diameter holes. A drill pattern of 2.0 metres x 2.0 metres is planned. In-the-hole drills with V-30 heads are used to open the slot raises. Stopes are being blasted with emulsion explosives and electronic detonators. Load, haul, dump (3.5 cubic yards) with remote capability will muck out the stope. Paste backfill is being poured in all stopes. A cure period of 21 days is required before mining any adjacent stope and 28 days before excavating in paste. Most stopes require cable bolts. A mobile equipment fleet of approximately 200 units is required to support production.

Following the October 30, 2020 seismic event and a sizeable ground fall, production in various areas of the Westwood mine was suspended. An exhaustive investigation into the seismic event was required in order to make improvements to mining practices and obtain the necessary approvals from the Company’s management and local authorities to recommence operations in the suspended areas. In 2021, following such investigation, the Company prioritized an extensive rehabilitation program of the ground support system and a geotechnical drilling campaign. Furthermore, the Westwood mine completed an update to the geotechnical process for analyzing ground conditions, modeling data, assessing risk and updates to both strategic and tactical mitigations for risk reduction. Following completion of the actions identified in the investigation, mining operations were re-authorized, contingent on the continued application of changes identified in the investigation, and underground operations in the East Zone recommenced in June 2021.

Surface Mining Method

The Grand Duc open pit is mined conventionally in 10 metre benches height, but up to 20 metres for fresh rock. The type of mining equipment used are production trucks (35 t) and hydraulic excavators (90 t). Ore is sent directly to the process plant or is stockpiled depending on the feed from the underground operations. The average stripping ratio is 1.30. Overburden material is disposed near the pit, while rock material is hauled to a deposition area south of the old Doyon open-pit mine.

Based on the initial Mineral Reserve, the production at Grand Duc was originally expected to be completed by Q2 2021. DD was performed in 2020 and 2021 at Grand Duc to extend the mine life of the actual open pit. The DD campaign at Grand Duc will continue in 2022. Production is currently expected to extend to 2026.

Mining Summary

The Company’s production outlook for 2022 for the Westwood mine (including the Grand Duc open pit and Westwood underground operations) is expected to range between 55,000 and 75,000 ounces of gold.

The following table indicates operating information for the Westwood mine (including the Grand Duc open pit and Westwood underground operations) for the last two years:

WESTWOOD MINE	2021	2020
Gold production (ounces)	35,000	79,000
Ore milled (tonnes)	965,000	932,000
Grade milled (g/t Au)	1.24	2.83
Recovery (%)	92	94

As at December 31, 2021, the Westwood mine employed 408 employees and 133 contractors.

The collective agreement originally negotiated for employees at the Doyon mine now covers employees at the Westwood mine. In December 2012, a collective agreement was signed with the workforce retroactively in effect from December 2011 and ran until November 2017. In October 2018, a new collective agreement was signed retroactively to December 2017. The new collective agreement is in effect for five years until November 2022.

x)Processing and Recovery Operations

Ore from the Westwood mine is processed on site. The original Doyon mill, constructed in the 1970s, was refurbished between 2011 and 2013 in order to efficiently process ore from the Westwood mine. The existing grinding, leaching, adsorption and stripping circuits were upgraded to replace obsolete equipment. Cyanide destruction capacity was also increased to process the generated tailings. A new paste backfill plant was built to supply the Westwood underground operational needs.

Preliminary assessments for the Westwood mine indicated a potential for economic recovery of the zinc, as well as gold, from the higher-grade zinc ore zones. This potential was not validated by subsequent drilling, and studies failed to justify the additional capital expenditure for the recovery of zinc by flotation. The operating plan retained includes processing of the higher-grade zinc ore zones by cyanidation only, which will not give zinc credits but provide acceptable gold recovery. The mill design will be revised if additional zinc resources are identified. The mill refurbishment completed in early 2013 includes gold cyanidation and tailings cyanide destruction circuit upgrades. Throughput optimization work enabled an increase in capacity to 1,100,000 tpy, since commissioning of the plant.

xi)Infrastructure, Permitting and Compliance Activities

The Westwood mine was developed using infrastructure and accesses from the Doyon mine. Due to the close proximity of the two mines, a portion of the Doyon mine infrastructure will be used and maintained for the life of the Westwood mine, while other portions will be restored according to the Doyon mine closure plan. Infrastructure will thus be concentrated around either the Westwood mine shaft or the former Doyon mill or refurbished for processing at the Westwood mine. Access to regional infrastructure (roads, power, etc.) will remain through the Doyon mine site. The Westwood mine infrastructure includes access roads, water supply (for drinking purposes, bottled water is made available), fire protection systems, sewage disposal systems, electric supply, natural gas supply and an administrative services building. Development of the project required construction of a waste rock storage facility and a mine water pond. Environmental infrastructure on the Westwood mine site includes tailings and water management facilities.

Several certificates of authorizations are necessary and must be obtained from the MELCC on the quality of the environment, as well as authorizations for ore extraction, ore processing, and tailings management, among other things. A key permit was issued in March 2013 by the MELCC being a depollution attestation. This permit, which is renewable every five years, identifies the environmental conditions that must be met by the Westwood mine when carrying out its activities. The depollution attestation incorporates previous Westwood and Doyon mine Certificates of Authorization and prescribes the environmental requirements regarding effluent discharge, noise, waste management, etc., related to the operation of Westwood mine operations. A modification of the depollution attestation was issued in January 2015. The renewal request was submitted to the MELCC in October 2017 as required by the legislation and the last version will still be valid until the approval of the depollution attestation renewal version as defined in the legislation. In 2019, the Grand Duc open pit operation began in accordance with its 2006 Certificate of Authorization and its 2016 closure plan. In November 2020, a modification of the Grand Duc Certification of Authorization was issued for an additional 2.48 MT ore.

No significant issues are expected regarding the social acceptability of the Westwood mine and Grand Duc open pit. As the project’s infrastructures are located on or near the Doyon mine site, in operation since 1980, the community and social impact are likely positive or unchanged. No new property was required during development of Westwood and Grand Duc open pit and there are benefits for the 29-year operation of the Doyon mine, including payments of municipal and school taxes, mineral rights to the provincial government, purchases and contracts with local businesses, as well as approximately 700 local jobs, which will continue through the projected 10-year mine life of Westwood.

Information on the estimated amount of restoration and closure costs for the property is provided in Section
5.2 of Item III below.

xii)Capital and Operating Costs

The Westwood underground mine was placed on Care and Maintenance following the October 2020 seismic event until the underground operations in the East Zone recommended in June 2021. Information regarding capital and operating costs at Westwood are based on an evaluation thereof that was completed in 2020. It is expected that an updated Mineral Reserve estimate and capital and operating costs for the mine will be prepared in 2022.

As at April 30, 2020, capital expenditures for the Westwood mine include sustaining capital required for the extraction of the Mineral Reserves only. The sustaining capital refers to the capital required to develop and sustain the mine through to production. Capital expenditures relating to new projects, improvements or expansions are treated on a case by case basis and are excluded from the following summary table of capital and operating cost estimates:

Average Per Year (US$) Expenditures (Sustaining) (000)			Total (000)
Diamond Drilling	Exploration Valuation	- 2,000	- 15,900
	Total	2,000	15,900
Surface	Infrastructure	-
Underground	Shaft	-	-
	Deferred
	Development	13,500	106,300
	Infrastructure	5,000	38,700
	Total	18,500	145,000
Mobile Equipment	Underground	5,000	40,800
Total		25,500	201,700

Operating costs for the Westwood mine are based on 2020 Mineral Reserve. Consumables costs, labour agreement and contract with suppliers are based on the latest NI 43-101 technical report dated July 15, 2020.

Underground Operating Costs		US$/t
Mining Definition Drilling Stope Preparation Extraction Services Total Mining		3.23 66.70 88.37 65.90 224.20
Milling	Mill Operations Environment	21.28 4.81
	Total Milling	26.09
Administration	G & A Other	39.68 3.27
	Total Admin.	42.95
Total Underground Operating Cost		293.23

For surface mining, mining costs of overburden are estimated at $3.50/t, mining costs of waste are estimated at $7.00/t and mining costs of ore are estimated at C$7.80/t.

An economic analysis is not required as the Westwood mine is currently in production and there is no material expansion of current production.

xiii)Taxation

The Company’s operations in the Province of Québec are also subject to a mining duty based on the appropriate statutory rates under the Québec Mining Tax Act. On the basis of a 2019 Life of Mine study, taxes are estimated at an average rate of 3.4%.

xiv)Exploration and Development

Approximately 32,000 metres of underground and surface diamond drilling were completed in 2021. Surface drilling was focused on evaluating the resource potential between and adjacent to the Grand Duc and Doyon pits, while underground infill drilling was focused on supporting the restart and ramp up of underground mining operations.

The Company is evaluating the potential development of the Fayolle deposit, 29 kilometres northwest of the Westwood complex, which, pending permitting, may provide incremental feed commencing in 2023. Permitting, an environmental study and sampling activities are all ongoing.

In 2022, approximately 4,100 metres of underground and surface DD are planned that will continue to focus on resource delineation and conversion.

The Westwood mine is currently in production. Underground conditions in the West and Central Zones remain under assessment following the October 2020 seismic events and the Company expects that mining in these zones will resume in the first half of 2022. During the third quarter of 2021, underground excavation development continued with approximately 400 metres of lateral development completed.

1.2    Côté Gold Project

Unless stated otherwise, the information in this section is based upon the technical report (the “Côté Gold Report”) entitled “Technical Report on the Côté Gold Project, Ontario, Canada, Report for NI 43-101”, prepared by SLR and authored by current or former employees of SLR (being Jason Cox, Tudorel Ciuculescu and Stephen Theben), as well as by Wood and authored by current or former employees of Wood (being Gregory Gosson, Adam Coulson, Bijal Shah, Mickey Davachi, Paul O’Hara, Raymond Turenne and Sheila Daniel), as well as by Marie-France Bugnon and Alan Smith of IAMGOLD, with an effective date of October 18, 2021. Portions of the following information are based on assumptions, qualifications and procedures, which are not fully described herein. Reference should be made to the full text of the Côté Gold Report, which is available for review on the Company’s issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Hudson Bay
Manitoba
Québec
Ontario
Côté Gold
Toronto
United States
Atlantic Ocean
Canada
United States

i)Property Description, Location and Access

The Côté Gold Project is located in the Porcupine Mining Division, 20 kilometres southwest of Gogama, Ontario, and extends approximately 73 kilometres from Esther Township in the west to Londonderry Township in the east. The Project comprises a group of properties assembled through staking and option agreements covering a total area of about 595 square kilometres. The Project mining leases area forms a portion of the overall claim area.

The Project is bisected by Highway 144 and is about 175 kilometres by road north of Sudbury via Highway 144 and 125 kilometres southwest of Timmins via Highways 101 and 144.

The original Chester exploration property is located in the central portion of the mining leases area, which hosts the Côté and Gosselin deposits, as well as the Chester 1 zone and several other gold occurrences.
IAMGOLD holds a significant land package which adequately covers the Côté Gold Project and area outside the Côté Gold Project mining leases. Overall, the Côté Gold Project’s property package consists of 2,972 tenures covering a surface area of approximately 59,536 ha (or 595.36 square kilometres).

On April 27, 2012, IAMGOLD announced that it had entered into a definitive agreement with Trelawney to acquire, through a wholly owned subsidiary, all the issued and outstanding common shares of Trelawney through a plan of arrangement (the “Trelawney Transaction”). On June 21, 2012, IAMGOLD announced the acquisition of all issued and outstanding common shares of Trelawney, which were subsequently delisted.
TAAC, a subsidiary of Trelawney at the time of the Trelawney Transaction, became an indirectly wholly owned IAMGOLD subsidiary.

Following an amalgamation on June 1, 2017, all of IAMGOLD’s interests in the groups of properties comprising the Côté Gold Project are now owned by and registered in the name of IAMGOLD, with the exception of the 986813 Ontario property, which is held in the name of 986813 Ontario, an IAMGOLD subsidiary.

On June 20, 2017, IAMGOLD completed a transaction with SMM wherein SMM agreed to acquire a 30% undivided participating joint venture interest in the IAMGOLD’s interest in the Côté Gold Project property package. SMM’s interest in the Côté Gold Project is held by the SMM subsidiary SMM Gold Côté Inc.

The properties acquired through the Trelawney Transaction were the result of a number of agreements with third parties. These third parties may retain an interest in some of the properties within the Côté Gold Project’s property package either by way of an actual property interest or through royalty interests.
IAMGOLD has regularly completed assessment work to maintain the claims in good standing.

Please see Section 4 of the Côté Gold Report for a detailed description of the terms of any royalties and other agreements to which the Côté Gold Project is subject, as well as the tenure and expiration dates of the claims, licenses and other property tenure rights.

IAMGOLD is not aware of any environmental liabilities associated with or attributable to any of the subject property groups in the Côté Gold Project area, other than those that would normally be expected as a result of historical mining activities and associated mine workings.

Legacy diamond drill site remediation took place from 2013 to 2018 with 186 legacy drill sites remediated. This work comprised removal of historic debris, capping of drill casings, and attaching a marker flag to the casing.
A program of drill collar decommissioning took place between 2019 and 2020 in areas of planned Côté Gold Project infrastructure. These drill holes were grouted to prevent ground water flow and the casings were removed.

IAMGOLD is not aware of any other risks that could affect access, title or its ownership interests in, or the right or ability to perform work on the Côté Gold Project.

ii)History

Prospecting and exploration activity in the Côté Gold Project area began circa 1900 and has continued sporadically to the present, spurred on periodically from exploration in the Porcupine and Elk Lake–Gowganda–Shiningtree camps. The first discovery of note was the Lawrence copper prospect on the east shore of Mesomikenda Lake in 1910. Further interest in the area was sparked in 1930 when Alfred Gosselin found an outcropping gold mineralization on the east shore of Three Duck Lakes.

Historical work on the Côté Gold Project’s property package has been conducted in multiple stages:

•In the early 1940s extensive prospecting and trenching was conducted, in addition to the sinking of several shallow shafts and some minor production.
•Through to the late 1960s little or no work was performed.
•From the early 1970s to approximately 1990, extensive surface work was performed, in addition to some limited underground investigations.
•From 1990 to 2009, fragmented property ownership precluded any major programs.
•In 2009, a group of properties that became the Chester property was consolidated by Trelawney.

A significant number of gold showings have been discovered on the Côté Gold Project’s property package.
Please see Section 6 of the Côté Gold Report for a detailed description of the history of the exploration and development at the Côté Gold Project.

iii)Geological Setting, Mineralization and Deposit Types

The Côté and Gosselin deposits are located in the Swayze greenstone belt in the southwestern extension of the Abitibi greenstone belt of the Superior Province. The Abitibi Subprovince comprises Late Archean metavolcanic rocks, related synvolcanic intrusions, and clastic metasedimentary rocks, intruded by Archean alkaline intrusions and Paleoproterozoic diabase dykes. The traditional Abitibi greenstone belt stratigraphic model envisages lithostratigraphic units deposited in autochthonous successions, with their current complex map pattern distribution developed through the interplay of multiphase folding and faulting.
The Swayze greenstone belt, like the rest of the Abitibi greenstone belt, contains extrusive and intrusive rock types ranging from ultramafic through felsic in composition, as well as both chemical and clastic sedimentary rocks. All of the rock types within the Swayze belt are older than 2,680 Ma, with the oldest dating 2,748.2 Ma. Igneous lithologies predominate and include both volcanic and plutonic rocks. The latter are observed both internally in the supracrustal belts and externally, in large granitoid complexes. Sedimentary rocks occur predominantly near the top of the succession.

The Swayze greenstone belt underwent a complex and protracted structural history of polyphase folding, development of multiple foliations, ductile high strain zones, and late brittle faulting. The map pattern preserved within the Swayze greenstone belt is dominated by regional F2 folding, and anticlines and synclines with an associated S2 axial-planar foliation interpreted to have formed during orogen-wide shortening across the entire Superior Province. An important structural element is the RDZ, a major east–west high strain zone that is interpreted to be the western extension of the Larder Lake-Cadillac deformation zone of the Abitibi greenstone belt. The F2 Ridout Synform coincides with the RDZ wherein intense deformation is characterized by intense flattening, tight to isoclinal folding, transposition, and locally a component of dextral simple shear in east–southeast-striking zones. Metamorphic grade within the southern Abitibi greenstone belt ranges from sub-greenschist to greenschist.

The Côté and Gosselin deposits are situated within the Chester Township area, which overlies a narrow greenstone belt assemblage that extends easterly from the southeast corner of the Swayze greenstone belt to the Shining Tree area, approximately 60 kilometres to the east. The greenstone (supracrustal) assemblage is part of the well-defined Ridout syncline that separates the Kenogamissi granitoid complex to the north from the Ramsey-Algoma granitoid complex to the south. The Kenogamissi complex, yielding ages of 2,747 Ma, consists of sheet-like dioritic and tonalitic intrusions, which are interpreted locally to be synvolcanic. The CIC, which hosts the Côté and Gosselin deposits, is also synvolcanic and was emplaced along what is now the southern margin of the Ridout syncline. The CIC is a crudely stratified tonalite–diorite–quartz diorite laccolith containing numerous screens and inclusions of mafic volcanic rocks.

The Côté and Gosselin deposits are located with 1.5 kilometres of each other and are both hosted by the CIC. The deposits are similar in geological composition with a few key differences in terms of breccia rocks and alteration. Both deposits are centred on magmatic and hydrothermal breccia bodies that intrude tonalitic and dioritic rocks. The CIC intruded into the mafic volcanic rocks of the Arbutus Formation, which forms the basal formation in the Chester Group. The formation consists of low potassium tholeiitic pillow basalts, mafic flows, and sills. The intrusive host rocks formed from a number of pulses of several distinct and evolving dioritic and tonalitic magmas that display complex crosscutting relationships.

The Côté and Gosselin deposit type gold mineralization consists of low to moderate grade gold (±copper) mineralization associated with brecciated and altered tonalite and diorite rocks.

Several styles of gold mineralization are recognized within the deposit, and include disseminated, breccia hosted and vein type, all of which are co-spatial with biotite (± chlorite), sericite and for the Côté deposit silica-sodic alteration.

Disseminated mineralization in the hydrothermal matrix of the breccia is the most important style of gold (±copper) mineralization. This style consists of disseminated pyrite, chalcopyrite, pyrrhotite, magnetite, gold (often in native form), and molybdenite in the matrix of the breccia and is associated with primary hydrothermal biotite and chlorite after biotite.

Other mineralization styles that have been identified within the Côté Gold Project area include orogenic or structurally-hosted vein occurrences, and syenite intrusion-related gold zones. The syenite intrusion-related gold zones are considered attractive exploration targets.

The Côté Gold Project deposit is a new Archean low grade, high tonnage gold (± copper) discovery. It is described as a synvolcanic intrusion related and stockwork disseminated gold deposit. Deposits of this type are commonly spatially associated with and/or hosted in intrusive rocks. They include porphyry copper-gold, syenite associated disseminated gold and reduced gold-bismuth-tellurium-tungsten intrusion related deposits, as well as stockwork disseminated gold.

Certain features of the Côté deposit resemble those characteristic of gold rich porphyry deposits. These include:

•Emplacement at shallow (one to two kilometres) crustal levels, frequently associated with coeval volcanic rocks.
•Localized by major fault zones, although many deposits show only relatively minor structures in their immediate vicinities.
•Hydrothermal breccias are commonly associated with the deposits and consist of early orthomagmatic as well as later phreatic and phreatomagmatic breccias.
•Gold is fine grained, commonly <20 micrometres, generally <100 micrometres, and is closely associated with iron and copper–iron sulphides (pyrite, bornite, chalcopyrite).
•The Gosselin deposit, similar to the Côté deposit, is also hosted in the synvolcanic CIC and most of its mineralization lies within hydrothermal breccia, diorite breccia, and tonalite units. Both the Gosselin deposit and the Côté deposit are classified as intrusion related disseminated gold deposits. Preliminary investigations completed on host breccias of the Côté deposit and the Gosselin deposit reveal that the Gosselin breccias resulted from fracturing and infiltration of fluids via fractures and veins. It is postulated that the combination of fracturing and fluid infiltration resulted in intense alteration through extensive fluid wall rock interaction, resulting in the formation of the breccia type appearance. Observations from the Gosselin deposit drill core reveal a spatial distribution of gold grades with increasing sericite alteration and associated with narrow quartz-carbonate-biotite-chlorite-pyrrhotite ± pyrite±chalcopyrite veins. Further work is planned to assess the detailed mineralogy and petrogenesis of the Gosselin deposit.
iv)Exploration

The Project area is divided into three sectors for exploration purposes: (i) South Swayze West (western area), (ii) Chester (central area), and (iii) South Swayze East (eastern area).

Exploration programs to date have identified the Côté and the Gosselin deposits and have evaluated several nearby gold showings for their potential to be bulk-mineable gold deposits. Gold zones situated near the Côté and Gosselin deposits remain prospective for additional bulk-tonnage gold mineralization, and active exploration programs will continue to evaluate these targets.

Exploration programs to date have been sufficient to screen many areas for the presence of a Côté-style deposit, with grid line spacing and general traverse spacing of <200 metres (some areas <100 metres spacing for traverse/grid line density). Litho-sampling and geological mapping is representative over much of the land holdings within the Côté Gold Project, with some exceptions where glacial till and lacustrine deposits form thick mantels on the bedrock. In areas of thick overburden, IP geophysical surveys and diamond drilling has helped screen these overburden covered areas.

General results and conclusions from ongoing exploration work are summarized below by target area:

•South Swayze West: Côté-style tonalite and diorite hosted breccia zones have not been discovered to date. Exploration for syenite intrusion or shear zone hosted gold zones continues. The presence of Timiskaming-style basin sediments cut by porphyry intrusions and broad structural deformation zones provide a good environment for gold bearing vein networks.
•Chester Area: West of the Côté deposit, the discovery of gold mineralization in the HDZ (with associate breccia) reveals some similar host rocks and alteration styles to the Côté deposit. Southwest of the

Côté deposit, gold bearing breccia outcrops and sheeted sulphide veins have been mapped along the shoreline of Clam Lake in 2019 and 2020 and this area is considered highly prospective for the occurrence of gold mineralization. Northeast of the Gosselin deposit, gold mineralization occurs in narrow shear zones hosted in diorite and tonalite in the Jack Rabbit area, which also remains prospective for economic gold accumulations.
•South Swayze East: Gold mineralization discovered and investigated to date reveals only narrow and discontinuous shear zone hosted veins. The lack of Côté-style mineralization makes this area less favorable for the discovery of a bulk-tonnage gold zone.
v)Drilling

Côté
Core drilling of the Côté deposit commenced in 2009 and has included various phases of exploration, infill, metallurgical and condemnation drilling. A total of 808 drill holes (327,433 metres) have been completed within the Côté Gold Project deposit area.

Core sizes have included the following: HQ (63.5-millimetre core diameter), NQ (47.6 millimetres), BQ (36.4 millimetres), and BQTW (36 millimetres). For holes drilled on land, the casing was left in place and capped. Holes drilled on lakes were cemented and the casing pulled.

Geologists checked all core boxes upon arrival at the core shack and ensured that no core was missing and any reported drill hole orientation information was provided from the drilling contractor. Technicians made meterage marks and logged rock quality designation (RQD). All core was photographed.

Geologists completed the core log, recording details of lithology, alteration, mineralization, and structure.
The Côté database has core recovery measurements for 179 Trelawney drill holes and 423 IAMGOLD drill holes. Overall, the core recovery from the 2009 to 2019 programs was approximately 99%.

For oriented core, technicians drew the bottom of hole line on the core. A full line was drawn when orientation marks were perfectly aligned. Alpha and beta angles were measured for all veins and contacts when the bottom of the hole line was defined.

The collar azimuths for pre-2017 holes were established using front and back site markers located in the field with compass or GPS instruments. The collars are subsequently re-surveyed post-drilling. L. Labelle Surveys based in Timmins, Ontario has been responsible for collecting the survey measurements for Côté since 2009.
A FlexIT SmartTool instrument was used to collect down hole survey measurements for key index holes drilled between 2009 and 2013. A Reflex EZ-TRAC tool was used to collect down hole survey measurements for holes drilled between 2014 and 2019.

Drilling at Côté is typically oriented perpendicular to the strike of the mineralization. Depending on the dip of the drill hole and the dip of the mineralization, drill intercept widths are typically greater than true widths.

Gosselin
Exploratory diamond drilling at Gosselin was initiated in 2016 and following completion of five drill holes (2016 to 2017) resulted in a significant new discovery. Following the initial drilling period, successive drilling campaigns from 2018 to 2021 have been completed to delineate the Gosselin Mineral Resource and to complete the required in-fill drilling to support an initial Mineral Resource estimate.

A total of 95 drill holes (38,398 metres) have been completed within the Gosselin deposit area. Land and ice-based drill holes were NQ core size (47.6-millimetre core diameter), whereas barge based drill holes were BTW core size (42-millimetre core diameter). Drill rigs employed wireline systems and generally oriented-core drilling techniques. For holes drilled on land, the casing was left in place and capped. Holes drilled on lakes were cemented and the casing pulled.

Geologists checked all core boxes upon arrival at the core shack and ensured that no core was missing and any reported drill hole orientation information was provided from the drilling contractor. Technicians made meterage marks and logged RQD. All core was photographed.

Geologists completed the core log, recording details of lithology, alteration, mineralization, and structure. For oriented core, technicians drew the bottom of hole line on the core. A full line was drawn when orientation marks were perfectly aligned. Alpha and beta angles were measured for all veins and contacts when the bottom of hole line was defined.

The Gosselin database has core recovery measurements for all 95 IAMGOLD drill holes. Core recovery is generally very good at an average recovery of 99.5%.

Both land and ice-based drill hole collars were initially positioned using a handheld Garmin 64s GPS with ± three metre accuracy. Prior to drilling on ice and barge-based platforms, Tulloch Geomatics was contracted to further correct the final collar locations using a Trimble R10 GPS receiver in Real Time Kinematic mode (vertical and horizontal accuracy of ± 0.03 metres). Land-based drill hole collars were surveyed by Tulloch Geomatics once drilling was completed.

On land and ice-based drill platforms, the collar azimuths were initially established by IAMGOLD geologists using front and back sight markers with a compass, then further refined with a Reflex North Finder APS (Azimuth Pointing System) tool. The Reflex APS is a GPS based tool that is not affected by local magnetic interference. On barge-based platforms, Tulloch Geomatics was contracted to mark the initial collar locations by placing marker buoys positioned with a Trimble R10 GPS receiver in Real Time Kinematic mode. Reflex APS was used to align the collar azimuths.

A Reflex EZ-TRAC tool was used to collect down hole survey measurements for holes drilled between 2018 and 2021.

The Gosselin deposit mineralization orientation varies in strike and dip locally. Actual core widths are estimated at approximately 60% to 95% of the core interval.

Regional Exploration Drilling
Outside the Côté Gold Project deposit area and the Gosselin deposit area, regional diamond drilling in the period 2009–2021 comprised a total of 560 drill holes for about 155,769 metres. Diamond drilling methods employed during regional exploration drilling programs were very similar to methods used during Côté and Gosselin drilling. Programs generally employed the following methods:
•Drill core diameters were NQ (core diameter 47 millimetres) and BQTW (core diameter 42 millimetres).
•Drills employed wireline set-ups and employed stabilization equipment such as hexagonal core barrels and long remaining shells.
•Alignment of drill rigs was completed by compass sighting, Azimuth Pointing Equipment, and rarely gyro-compass.
•For those programs that utilized drill core orientation methodology, the Reflex ACT III System was used.
•Drill collars were generally left in place following drilling and marked with casing caps and flags.
•Any drill collars in proximity to planned infrastructure were marked with wooden monuments, for easy identification should grouting be required.
All drill holes completed on ice or water bodies by barge were cemented and the casings pulled.

vi)Sampling, Analysis and Data Verification

Sampling and Analysis
The Côté and Gosselin sampling intervals were established by reviewing the minimum and maximum sampling lengths based on geological and/or structural criteria. The minimum sampling length was 50 centimetres, while the maximum was 1.5 metres. The typical sample length in most of the mineralized zones is one metre.

From 2009 to 2012, density measurements for the Côté deposit were obtained using the immersion method. For 2014 and 2015, density was measured on pulps at ActLabsusing a pycnometer. In 2018, additional measurements by water immersion and a comparison between the historical pycnometer and water immersion methods was completed to validate the optimum method. Lacquer sealed and uncoated water immersion pair measurements were also completed in 2018.

The primary laboratories used were:

•Côté Deposit;
◦Accurassay (2011 to 2015), Timmins, Thunder Bay, (Ontario), accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 434.
◦ActLabs (2015 to 2018), Ancaster, Dryden, Timmins, Thunder Bay (Ontario), accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 266
•Gosselin Deposit;
◦AGAT (2017 to 2018), Mississauga, Ontario, accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 665.
◦ActLabs (2016 to 2021), Ancaster, Timmins, (Ontario), accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 266.
All of the above laboratories are independent of IAMGOLD.
The umpire laboratories included:
•Côté Deposit;
◦ActLabs (2012 to 2014): accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 266.
◦ALS, Val d’Or, Québec (2015): accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 689.
◦AGAT (2017 to 2018), Mississauga, Ontario, accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 665.
•Gosselin Deposit;
◦AGAT (2021 to present), Thunder Bay, Ontario, accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 665.
These laboratories are all independent of IAMGOLD.
Côté
Sample preparation and analysis at Accurassay comprised the following procedures:
•Samples were crushed to -8 mesh after which a 1,000 gram subset of each sample was pulverized to 90% passing -150 mesh.
•Assays were completed using a standard FAwith a 30 gram aliquot and an AA finish.
•For samples that returned values of 2 g/t Au to 5 g/t Au, another pulp was taken, and FA-gravimetric finish.
•Samples returning values >5 g/t Au were reanalyzed by pulp metallic analysis.
•All samples were subject to a 33 element inductively coupled plasma (ICP) scan, using Accurassay procedure ICP 580.
Sample preparation and analysis at ActLabs until 2017 comprised the following procedures:

•Samples were crushed to 10 mesh after which a 1,000 gram subset of each sample was pulverized to 85% passing 200 mesh.
•Assays were completed using a standard FA with a 30 gram aliquot and an AA finish.
•For samples that return values between 2 g/t Au to 5 g/t Au, another pulp was taken and assayed using the FA-gravimetric method.
•Samples returning values >5 g/t Au were reanalyzed by pulp screen metallic analysis.
In 2017, the ActLabs procedure changed and included:
•Sample preparation consisted of coarse crushing to 95% passing 2.8-millimetre screen (7 mesh screen), and then a 750 gram to 850 gram split was pulverized to 95% passing 100 mesh (150 micrometres). The entire sample had to be crushed.
•Samples were analyzed using a standard 50 grams FA (50 gram aliquot) with an AA finish.
•For samples that returned assay values >2.0 g/t Au, another cut was taken from the original pulp and subjected to FA-gravimetric analysis.
•For samples displaying VG or samples which returned values >20.0 g/t Au, a reanalysis using pulp metallic methods was undertaken. A second pulp (900 grams to 1,000 grams) was created from the reject. However, flagged VG samples still underwent the entire assay process.
Umpire analysis at ALS and AGAT consisted of:
•Initial analysis using the FA-AA method.
•Overlimit assays using the FA-gravimetric method.
QA/QC insertion included SRMs, blanks and pulp duplicates as a standard procedure. IAMGOLD inserted control samples after every 12th sample interval. Over the Côté Gold Project life, about 23 different SRMs and two types of blanks have been used. The IAMGOLD QA/QC protocol includes the use of blanks inserted in the sample stream at a frequency of approximately one in 24 samples.

Gosselin
Sample preparation and analysis at ActLabs consisted of:
•Samples were coarse crushed to 80% passing 2.0-millimetre screen (10 mesh screen), riffle split (250 grams) and (mild steel) to 95% passing 105 micrometres.
•Assays were completed using a standard FA with a 30 gram aliquot and AA finish.
•For samples that returned assay values over 3.0 g/t Au, another cut was taken from the original pulp and FA-gravimetric finish.
•For samples displaying VG or samples that returned values greater than 5.0 g/t Au, these were re-analyzed by pulp metallic analysis.
•IAMGOLD inserts blanks and certified reference standards in the sample sequence for QC.
The QC protocol used during the Gosselin drilling program includes the insertion of SRMs and blanks at a rate of 1 in 12 samples each. This has amounted to a total of 3,746 QC sample insertions, including 1,755 SRMs and 1,991 blanks. This is a sufficient level of coverage, 3.8% and 4.3% respectively, to ensure the accuracy of all assay fusion batches. In addition, the remaining half of the cut core of every 20th sample was collected as a core duplicate starting at drill hole GOS19-30. This provided a total of 1,320 duplicate matched-pair assays, which is sufficient for precision evaluation.

Sampling Storage and Security

For Côté, pre-2017 drill hole data previously stored in a GEMS database was moved to acQuire. All new drill hole collars are provided by surveyors and imported into GEMS and subsequently transferred to acQuire. All new logging is recorded directly into a GEMS database and subsequently transferred to acQuire. All new assay results are imported directly into acQuire and subsequently transferred to the GEMS database. For Gosselin, MS Access is used with custom forms and queries for data input and management.

Analytical samples are transported by IAMGOLD or laboratory personnel using corporately owned vehicles. Core boxes and samples are stored in safe, controlled areas. Chain of custody procedures are followed whenever samples are moved between locations, to and from the laboratory, by filling out sample submittal forms.

Drill core is stored on the Côté Gold Project property in wooden core boxes under open sided roofed structures, arranged by year. A map of the core shack is available on site. Core boxes are labelled with the hole number, box sequence number, and the interval in metres. Almost all boxes are labelled with an aluminum tag. All rejects and pulps from the laboratory are also stored on site. Pulps are categorized by batch number and are stored inside sea containers. Rejects are stored inside plastic crates under temporary shelter.

QA/QC program results do not indicate any significant issues with the sampling and analytical programs. The QP is of the opinion that the quality of the analytical data is sufficiently reliable to support Mineral Resource estimation without limitations on Mineral Resource confidence categories.

Data Verification
Côté
The 2019 Côté drill hole database consisted of the 2018 Mineral Resource estimate data updated by SLR with files provided by IAMGOLD for the drilling performed since the 2018 Mineral Resource estimate. The drill hole information added to the data base since the 2018 Mineral Resource estimate consisted of 4,882 samples from 38 drill holes, totalling 4,854.8 metres of core.

The 2018 Côté drill hole database had previously been validated internally by IAMGOLD and by Wood for the 2018 Mineral Resource estimate. In 2017, SLR, as RPA, validated the Côté database during the preparation of a Mineral Resource update.

IAMGOLD’s internal validation for the 2019 Côté drill hole database included checks on collar position, down hole deviation survey, drill logging information, sampling procedures, and assay data.

SLR compared the 2019 drill hole database against static versions of the previously validated 2017 and 2018 versions. Assay certificates for the samples collected since the 2018 Mineral Resource estimate were compiled and compared to the 2019 data. SLR notes that no issues were identified.

As part of standard procedures, SLR verified the 2019 database using the validation tools available in Seequent’s Leapfrog and Geovia Gems. Checks on minimum and maximum values for various data fields, the presence of negative or zero values, and checks for the presence of unusual symbols were performed. Visual inspection of borehole traces and comparison of collars and topographic surfaces were performed, as well as checks for gaps in the logging and interval overlaps.

Tudorel Ciuculescu, P.Geo., SLR Consultant Geologist, an independent QP, carried out a site visit to the Côté deposit on October 7 to 8, 2019. During the site visit, Mr. Ciuculescu reviewed the work performed at Côté Gold Project. The review included outcrop observations, collar position check with a hand-held GPS, review of core handling, logging, and sampling procedures. Core from several drill holes was reviewed, covering the main lithologies and mineralization styles. Drill logs and assay results from the selected drill holes were compared against the core.

The responsible QP had full access to all of the data required to conduct their data verification work and there are no limitations on this work.

The responsible QP is of the opinion that the Côté drill hole database complies with industry standards and is adequate for the purposes of Mineral Resource estimation.

Gosselin
The Gosselin deposit has been drilled by IAMGOLD since 2016. As the footprint of the mineralized zone increased, drilling proximal to Gosselin and adjacent deposits was used to complement the information collected during the Gosselin drilling campaigns. Historical drilling of the Gosselin deposit or nearby dates since 1987, with the bulk of the information collected after 2010. The Gosselin Mineral Resource estimation drill hole database has been maintained and updated by IAMGOLD personnel.

Mr. Ciuculescu, an independent QP, carried out a site visit to the Gosselin deposit on July 19 to 21, 2021. During the site visit, Mr. Ciuculescu reviewed the work performed at Gosselin. The review included stops at various outcrops and at working drill rigs on land and lake. Collar positions were measured with a hand-held GPS. Core handling, logging, sampling, assay methodology, and QA/QC protocols were reviewed. Relevant intervals of core from various holes were examined, comparing the logged information to the core. The assay results were reviewed along with the core for the mineralized intercepts.

Mr. Ciuculescu collected quartered core material, from the half core witness material, as check samples to confirm the presence of mineralization in the Gosselin drilling. The selected mineralized intercepts had grades above the intended resource cut-off value and came from two recent drill holes that were also part of the drill core reviewed during the site visit. The mass of the quartered core check samples is half of that submitted for assaying original field samples and field duplicate samples, hence the assay results of the check samples were generally not expected to be fully comparable to the to the original samples. The samples preparation and assay method are similar to those used for the original samples.

The Gosselin drill hole database is maintained by IAMGOLD’s exploration team in MS Access. Drill hole logs, assay certificates, deviation survey measurements, and density data are collected in data sheets, subjected to validation protocols, and then imported into the master MS Access database.

SLR verified the supplied drill hole data prior to commencing Mineral Resource estimation. The validation steps included checks of:

•sample length;
•maximum and minimum values;
•egative values;
•detection limit/zero values/unusual symbols;
•borehole deviations;
•interval gaps;
•interval overlaps;
•drill hole collar versus topography;
•comparison of assay certificate versus database values;
IAMGOLD provided assay certificates for database validation. Values from 202 assay certificates were compared to the Gosselin database assay table. A total of 37,797 samples were matched, representing approximatively 80% of the samples in the Gosselin database. SLR notes that no issues were identified. SLR recommends that the unified Gosselin resource database, in addition to the currently available details, be updated with information identifying the assay laboratory file source of the final gold value. This will enhance the auditability of the database content and facilitate tracking of the relevant certificate in the case of re-assayed sample batches.

The responsible QP had full access to all of the data required to conduct their data verification work and there are no limitations on this work.

The responsible QP is of the opinion that the Gosselin drill hole database complies with industry standards and is adequate for the purposes of Mineral Resource estimation.

vii)Mineral Processing and Metallurgical Testing

Metallurgical laboratories involved with the test work programs have included: SGS facilities in Lakefield, Ontario, COREM (a consortium composed of several mining companies and the Government of Québec), in Québec City, Québec, and the University of British Columbia.

Metallurgical test work completed since 2009 has included: comminution (Bond low-impact (crusher), RWi and BWi, Ai, SMC, HPGR, piston press, and Atwal) tests, GRG tests, cyanide leaching (effect of head grade, effect of grind size, reagent usage, CIP modelling, cyanide destruction, solid–liquid separation and barren solution analysis) test work, development of recovery projections; and review of the potential for deleterious elements.
The comminution test work indicated that the material tested was very competent, and that the mineralization is well-suited to an HPGR circuit.

The mineralization is free-milling (non-refractory). A portion of the gold liberates during grinding and is amenable to gravity concentration and the response to gravity and leaching is relatively consistent across head grades. Therefore, the lower grade gold material is expected to exhibit the same level of metal extraction. Individual lithologies follow the general trends for grind size sensitivity and cyanide consumption, however, there is evidence of differences in free gold content. Silver content is consistently reported below 2 g/t Ag and the test work does not report on silver recovery.

Overall gold recovery is estimated at 91.8% for the processing of 36,000 tpd using the proposed flowsheet.
Cyanide and lime consumption are quite low in comparison to what is typically observed in industry, however, this reflects the lack of cyanicides and other cyanide consumers. Lime consumption is also positively impacted by the basic nature of the ore.

Metal dissolution during cyanide leaching was found to be low, and there are no obvious concerns with deleterious elements.

Overall, metallurgical test results indicate that all the variability samples were readily amenable to gravity concentration and cyanide leach. Samples selected for metallurgical testing were representative of the various types and styles of mineralization within the different zones. Samples were selected from a range of locations within the deposit zones. Sufficient samples were taken so that tests were performed using adequate sample weights.

For the Gosselin deposit a preliminary test work program was complete in the summer of 2020. The comminution parameters and gold recovery are similar to those of the Côté Gold Project ore. Cyanide and lime consumption were slightly higher for Gosselin material, due to the higher copper and sulphur content.

A more detailed test work program needs to be undertaken for the Gosselin deposit. The program should include gravity recovery and metal dissolution characterization.

viii)Mineral Resource and Mineral Reserves Estimates

Mineral Resources
Côté
In 2019, SLR prepared an updated Côté Mineral Resource estimate which included the incorporation of additional drilling and updated mineralization wireframes, recognized local grade trends, eliminated the fault domain, and used a new classification approach. IAMGOLD is treating December 19, 2019 estimate as the current Mineral Resource estimate for the Côté deposit.

Summary of Côté Mineral Resources – December 19, 2019
IAMGOLD Corporation – Côté Gold Project

Classification	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)
Measured	152.1	0.97	4.72
Indicated	213.4	0.80	5.48
Total Measured + Indicated	365.5	0.87	10.20
Inferred	189.6	0.63	3.82
Notes:
1.Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions) were followed for Mineral Resources.
2.Mineral Resources are inclusive of Mineral Reserves.
3.Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au.
4.Mineral Resources are estimated using a long term price of US$1,500/oz Au, and a US$/C$ exchange rate of 1.30.
5.Bulk density varies from 2.69 t/m3 to 2.85 t/m3.
6.Mineral Resources are constrained by an optimized resource shell.
7.Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8. Numbers may not add due to rounding.

The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

At the time of data handover, IAMGOLD was in the process of rebuilding the assay database for the Côté deposit. IAMGOLD provided the 2018 Mineral Resource estimate database and data for the 2019 drilling. SLR merged the previously validated 2018 Côté database with more recent drilling data in order to create the database for the December 2019 Mineral Resource estimate update.
The 2019 Côté database, with a data cut-off at the end of September 2019, contained 750 drill holes, for a total of 311,034 metres drilled. The assay table contained 300,768 samples, with a total length of 294,399 metres of sampled core. Down hole deviation survey, lithology, alteration, ICP analysis results, mineralization, and structural information were also present in the database.

IAMGOLD geologists prepared updated lithology, mineralization, and overburden domains incorporating the 2019 drilling information available. Wireframes were provided as separate dxf files and as a Seequent Leapfrog project. SLR reviewed and adopted the provided Côté wireframes. Subsequently, SLR decided to consider the fault domain as a plane and to distribute the volume of the provided fault domain in the neighbouring domains. The plane of the fault, as redefined by SLR, is a break in grade along the fault intercept. This plane was then used as a boundary for lithology and interpolation domains.

The mineralization, lithology, and fault plane allowed the separation of North and South, constrained (higher grade, more continuous) and unconstrained (lower grade, low continuity) domains, with a further subdivision based on lithology. SLR created additional surfaces and solids in Leapfrog and GEMS to allow finer control for grade interpolation purposes inside the extended breccia domains. Grade trends were identified, investigated, and modelled.

Assays were back-flagged with mineralization and lithology information for descriptive statistics. SLR notes that high grade gold samples were observed in almost all of the subdomains. To reduce the influence of the erratic high grade values, SLR performed a capping analysis and determined capping levels for the various domains using histograms, probability plots, decile analysis, and disintegration analysis. Following the application of capping to raw data, assay intervals were composited to six metre equal length intervals within each domain, starting at the domain wireframe piercing points. Composites shorter than two metres (one third of the nominal composite length) generated at the end of some intercepts were discarded. Similarly, composites with less than two metres of sampled core, predominantly representing overburden and diabase dike intercepts, were discarded prior to estimation.

SLR investigated the relationship between grade, lithology, and alteration information available for the Côté deposit. Assay data was flagged according to the updated lithological model and with the 2018 alteration model. Various resulting data groups were compared in an attempt to identify potential homogenous domains and their relationship with local or overall grade trends. SLR notes that the mineralization did not appear to be consistently related to the presence or intensity of alteration, hence SLR elected to focus on the lithology and grade information.

Grade shells were generated by SLR with various constraints: isotropic or trended, unconstrained, or limited by lithology, mineralization, or lithological domain. SLR selected the indicator method for grade shells at various thresholds, with the surface being generated for 0.5 (halfway between 0 and 1 values assigned based on the selected grade shell threshold value). The most useful grade shells were the 0.3 g/t Au, 0.4 g/t Au, and 0.7 g/t Au.

The selected indicator gold grade shells:

•Recognized the natural mineralization break at the main fault.
•Confirmed the modelled Extended Breccia volume: almost all volume in the South domain and a large proportion of the North domain is filled by the 0.3 g/t Au indicator shell.
•Highlighted the main grade trends for the North area: north-northeast (NNE) and east-west (EW), generally parallel to the fault (0.4 g/t Au shell).
•Highlighted grade trends for the South area: with variable dip and gently curved, aligned east-west (0.4 g/t Au shell).
•Delineated the core of higher grade mineralization within the grade trends by the 0.7 g/t Au shell.
The local grade trends and volumes highlighted by these three grade shells were used as a guide to define interpolation subdomains inside the Extended Breccia wireframes. During the trend analysis process, SLR noticed that the thinner low angle dikes (mafic, lamprophyre) appear in discrete bands, introducing local dilution. SLR recommends the behaviour of single dikes and groups of dikes be investigated and potentially modelled in future updates as they trend differently than the mineralization.

The compartmentalization and multiple grade trends in both the North and South areas, in conjunction with vertical and horizontal higher grade components, as highlighted by the grade shells, makes variographic analysis challenging and open to interpretation, with any global results that do not consider the local structural subdomains being less reliable.

SLR modelled approximative volumes based on individual grade trends to increase the probability of obtaining better behaved experimental variograms. Two partly overlapping wireframes were modelled for the North area, capturing the better-defined NNE trend and EW trend. These wireframes were later used to separate the 1101 and 1201 grade interpolation domains. In the South domain, one wireframe was modelled in the central part of the Extended Breccia to capture the S-EW trend. The South domain trend wireframe includes a mix from three interpolation subdomains.

SLR notes that for the investigated subdomains, the experimental variogram ranges observed were 90 metres to 150 metres for major and semi-major directions, while minor ranges were generally within 50 metres. SLR modelled the relative nugget effect as 20%. Modelled variograms reached 80% to 90% of the sill at a range of approximately 50 metres for the major and semi-major directions.

A block model was generated in GEOVIA GEMS 6.8.1 software. The block model has a block size of 10 metres wide by 10 metres deep by 12 metres high. The block model is rotated 30° (GEMS rotation convention). SLR is of the opinion that the block size is appropriate for the intended open pit operation planning and adequate for the drill hole spacing at Côté.

Blocks in the model were initially flagged with lithology and mineralization, with the majority rule used to determine the flagging of a block with respect to modelled wireframes. Blocks outside the modelled lithology wireframes were assumed to be tonalite and flagged accordingly in order to facilitate processing of the block model data in the pit optimization algorithm.

For estimation domains, the in-situ blocks (below the overburden) were flagged using the mineralized Extended Breccia North and South wireframes (with higher precedence) and the low grade North and South solids. Barren dike wireframes were not used for the interpolation domains flagging. Four main volumes were separated, the 100 (N) and 200 (S) for low grade and 1000 (N) and 2000 (S) for constrained mineralization. This flagging was assigned to the composites. Blocks in the low grade domain were then flagged with 101 and 202, respectively. The 1000 domain was separated into three subdomains, one reflecting the NNE grade trend (1101), one the EW trend (1201), and the remaining volume with mixed influence (1001). The 2000 domain was separated into six subdomain reflecting the local grade trends: isotropic for 3202 and 3502, dipping north for 3102 and 3402, dipping vertically for 3302, and dipping south for 3602.

The lithology domains were based on the diorite, diorite breccia, and hydrothermal breccia wireframes. Blocks were then reflagged as dike where this wireframe represented the majority of a block. The overburden wireframe had the highest precedence for lithology flagging. The lithology flagging, in combination with the area (North or South), were used as the basis to assign density.

After interpolation and classification, grade and classification were transferred to a final set of attributes. At this stage, blocks from assumed barren lithological domains (dike and overburden) were sterilized. This final set of parameters was used for pit optimization and resource reporting.

The Côté grade block model was interpolated in one pass. The gold grades were estimated using six metre composites and the inverse distance cubed (ID3) interpolation method (anisotropic). This method helps preserve local grades when using mineralized wireframes with occasional internal dilution and with lower grade intercepts. Additionally, the experimental variograms reach high levels of variance within relatively short distances. Alternative interpolation methods were used for block validation purposes. The Extended Breccia domains shared the composites for all the subdomains. Hard boundaries were enforced between low and high grade domains and between the North and South areas.

A total of 2,031 bulk density measurements from core samples were available for review by SLR. Preliminary outlier identification and removal was performed by IAMGOLD, eliminating readings of less than 2.4 g/cm3 and higher than 3 g/cm3. The density data was separated by lithology, mineralization, and position with respect to the fault. The diorite average values in different subdomains exhibited contrasting values, hence the average value for each individual subdomain was used for the block model.

SLR performed drill hole spacing tests for the Côté deposit using the 2018 data in order to assess the Wood classification criteria for Measured Mineral Resources. The grade of blocks in the tightly drilled South domain were estimated repeatedly, each time reducing the number of holes available for estimation. The results obtained using drill hole spacings from actual to 90 metres were upscaled to quarterly and yearly production volumes. The average percent difference in grades for blocks above cut-off grade between volume units was plotted in conjunction with the minimum and maximum differences. While the results of this test agree with the drill spacings of 44 metres for Measured and 66 metres for Indicated categories, this test effectively tests for average grade variations in a fixed volume and does not account for volume variations that would occur if the mineralized volume were to be interpreted separately for each of the drill hole spacing scenarios. Changing the interpretation of the mineralized volume would increase the differences between spacing scenarios. This would most likely result in increasing the spread of the differences and suggests that a tighter drill hole spacing for the Measured Mineral Resource classification might be required in the future.

Definitions for resource categories used in the Côté Gold Report are consistent with CIM (2014) definitions as incorporated by reference into NI 43-101. In the CIM classification, a Mineral Resource is defined as “a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction”. Mineral Resources are classified into Measured, Indicated, and Inferred categories. A Mineral Reserve is defined as the “economically mineable part of a Measured and/or Indicated Mineral Resource” demonstrated by studies at PFS or Feasibility level as appropriate. Mineral Reserves are classified into Proven and Probable categories.

The classification uses a combination of interpreted geological continuity, expressed by the Extended Breccia wireframe, and drill hole spacing, expressed as average distance between drill holes and distance from the closest hole.

Interpolated blocks within the Extended Breccia wireframes were considered as candidates for classification in the Inferred category and higher, while blocks outside these wireframes were only considered for the Inferred category.

Extended Breccia blocks in areas with up to 44 metres drill hole spacing and within 25 metres from the closest drill hole were classified as Measured. Extended Breccia blocks in areas with drill hole spacing up to 66 metres and within 40 metres from the closest drill hole were classified as Indicated. The remaining interpolated blocks, if located in areas with drill hole spacing up to 110 metres and within 75 metres from the closest drill hole, were classified as Inferred. Average drill hole spacing for the Measured and Indicated categories was based on the average distance of a hole to the nearest five holes. For the Inferred category, the average to the nearest three holes was used, to eliminate artifacts generated by the numerical approach observed at the edges of the drilled area and at depth. A minimal manual cleanup of the scattered blocks from all classes was performed.

SLR recommends additional block classification smoothing work be carried out in the future in order to eliminate the presence of occasional small clusters of blocks of different classes generated by the essentially numerical approach used for this estimate. SLR notes that this would primarily result in upgrading a small number of Inferred blocks to Indicated and would have a negligible impact.

Metal prices used for Mineral Reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources. For Mineral Resources, metal prices used are slightly higher than those for Mineral Reserves. The Mineral Resources were reported at a cut-off grade of 0.3 g/t Au and constrained by an optimized resource shell. Only the blocks inside the resource shell were reported. This is similar to the cut-off value and approach used for the 2018 Mineral Resource estimate. In compliance with the CIM (2014) requirement that Mineral Resources demonstrate “reasonable prospects for eventual economic extraction”, SLR prepared preliminary Lerchs-Grossmann pit shells to constrain the Mineral Resources. The cost and parameters assumed for the Côté deposit are the same as those used by Wood in 2018.

Capping levels were established using statistical methods. In order to understand the overall influence of capping on the Côté Mineral Resource estimate, SLR estimated and reported the uncapped Mineral Resources. The Measured and Indicated metal lost due to capping is 17% for the current Mineral Resource estimate. SLR notes that for the 2018 Mineral Resource estimate, the metal reduction due to capping was similar, while metal loss in the 2012 Mineral Resource estimate was 22% in the NE domain and 14% in the SW domain and metal loss in the 2016 Mineral Resource update was 15% in the NE and 16% in the SW domain.

Several changes have been implemented in the current Mineral Resource estimate compared to the 2018 Mineral Resource estimate:

•Incorporation of additional drilling.
•Update of the mineralization wireframes with a minor increase in volume.
•Minor variations of the density values as a result of additional measurements.
•Elimination of the fault domain.
•Subdomaining of the Extended Breccia wireframes according to observed local trends.
•Resource classification independent of alteration wireframes.
SLR notes that the additional drilling, mineralization wireframe adjustments, density measurements, and grade estimation approach introduced minor changes overall. The largest changes included a firmer application of the classification criteria, resulting in a reduction of the Measured Mineral Resources, and detaching classification from the modelled alteration wireframes, resulting in the addition of significant Inferred Mineral Resources. Previously the blocks outside the modelled mineralization wireframes were considered for the Inferred classification only if they were situated inside alteration wireframes that were considered favourable for mineralization.

Gosselin

In 2021, SLR prepared an estimate of the Gosselin Mineral Resources based on an open pit mining scenario. Indicated Resources total 124.5 Mt at an average grade of 0.84 g/t Au, containing 3.35 Moz Au. An additional 72.9 Mt at an average grade of 0.73 g/t Au, containing 1.71 Moz Au are estimated in the Inferred Mineral Resource category. The Mineral Resources are estimated at a 0.3 g/t Au cut-off grade, based on a price of $1,500/oz Au, and have an effective date of October 4, 2021.

Summary of Gosselin Mineral Resources – October 4, 2021
IAMGOLD Corporation – Côté Gold Project

Category	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)
Measured	-	-	-
Indicated	124.5	0.84	3.35
Total Measured + Indicated	124.5	0.84	3.35
Inferred	72.9	0.73	1.71
Notes:
1.CIM (2014) definitions were followed for Mineral Resources.
2.Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au.
3.Mineral Resources are estimated using a long term price of US$1,500/oz Au, and a US$/C$ exchange rate 1:1.2.
4.Bulk density varies from 2.69 t/m3 to 2.85 t/m3.
5.Mineral Resources are constrained by an optimized resource shell.
6.Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7. Numbers may not add due to rounding.

The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

A drill hole database for the Gosselin deposit was prepared and provided by IAMGOLD and reviewed by SLR. The Gosselin database contains records of core drilling completed until the end of July 2021. Collar position, down hole deviation survey, gold assay, lithology, density, structural, alteration, mineralization, ICP, magnetic susceptibility, RQD, and recovery information are stored in separate tables. The Gosselin database was provided by IAMGOLD to SLR as part of a Seequent Leapfrog 2021.1 project and as separate csv files. The Gosselin Leapfrog project also contained interpreted geology wireframes and topography. The Gosselin database contains information from 163 drill holes with a total length of 54,775.4 metres.

IAMGOLD geologists prepared geological model wireframes in Leapfrog, using an implicit modelling approach with occasional manual control features. SLR reviewed the wireframes provided and found them to be appropriate for Mineral Resource estimation purposes. The Gosselin mineralization wireframes were defined by SLR in Leapfrog with a nominal cut-off grade of 0.3 g/t Au and modelled using implicit modelling aided by modelled trend surfaces and manual control features. The Gosselin mineralization wireframes included lower grade intercepts to preserve the continuity of the solids and prevent unnecessary fragmentation, following the geometry of the lithological units where appropriate. The trend surfaces used to aid the mineralization wireframes were based on the grade trends demonstrated by gold grade shells at various cut-off values. Additional wireframes were modelled based on the grade shells to generate estimation subdomains inside the mineralization wireframe. A 200-metre wide buffer of waste material and occasional isolated mineralization intercept was defined and used as an unconstrained domain.

Data from 159 holes was used for the Gosselin Mineral Resource estimate, for a total drill length of 50,106 metres and 45,124 samples. Capping of high grade assays prior to compositing is a practice aimed at limiting the influence of erratic high grade assays, which otherwise have the potential to overpower surrounding lower grade samples. In the absence of production data that would allow the determination of appropriate capping levels, a number of statistical methods are used. SLR applied statistical methods to establish the capping levels for Gosselin. Lithological domains were used as capping domains inside the modelled mineralization wireframe, while in the buffer wireframe all the various mineralized lithologies received the same capping value. A combination of histograms, decile analysis, probability plots, disintegration, and visual inspection of the spatial location of higher grade assays was used to determine the capping levels for each capping domain. SLR capped high grade assays prior to compositing. Resource samples were composited prior to grade estimation. SLR selected a fixed interval compositing length of six metres. Compositing was completed from collar to toe within mineralization wireframes, starting at the wireframe pierce-point and continuing to the point at which the hole exited the lens. Composites shorter than half the compositing length were added to the previous interval. Composites of capped assays were used for Mineral Resource estimation.

SLR investigated the relationship between sample gold grade and lithology for the Gosselin deposit. Assay data was flagged according to the lithological model. Initially, an apparent relationship between lithological domains and grade was observed. Subsequently, grade shells at various cut-off values indicated that lenses of better grade continuity may be separated within the modelled mineralization domain. In order to isolate more homogeneous grade domains, a set of estimation subdomains were modelled for the mineralization wireframe, capturing the local grade trends.

The available Gosselin alteration wireframe, while generally simulating the presence of mineralization and the modelled mineralization wireframe, did not appear to be consistently related to the mineralization. As a result, SLR elected to focus on lithology and grade information for the Gosselin Mineral Resource estimate. SLR recommends continuing the collection of alteration data and regular updates of the modelled alteration wireframes for the Gosselin deposit. Grade shells with cut-offs of 0.4 g/t Au, 0.6 g/t Au, 0.8 g/t Au, and 1.0 g/t Au were used as a guide for subdomain estimation modelling.

The Gosselin estimation subdomains capture the local grade trends and respect breaks in the mineralization or changes in orientation. The intersection between the mineralization wireframe and estimation subdomains was used to parse the data for variographic analysis in Supervisor 8.14 and later for guiding the block grade estimation in Leapfrog.

In general, the capped composites produced variograms with erratic behaviour. In order to reduce the variance, the data for variographic analysis was capped at a lower value of 4.0 g/t Au for all the estimation domains. Overall, approximately 80% of the sill for the major and semi-major ranges was reached within 60 metres to 80 metres. SLR considered 70 metres as nominal drill hole spacing for classification.

A block model was generated in Seequent’s Leapfrog 2021 software to support the Gosselin Mineral Resource estimate. The block model for the Gosselin deposit has a block size of 10 metres wide by 10 metres deep by 12 metres high. The block model is rotated, aligned parallel to the average strike of the Gosselin deposit. SLR is of the opinion that the block size is appropriate for the intended open pit operation planning and adequate for the drill hole spacing at Gosselin. The Gosselin gold grade block model was interpolated in two passes inside the mineralized wireframe, and in one pass in the buffer domain. The gold grades were estimated using six metre composites with the ID3 interpolation method. The ID3 method was favoured in order to preserve local grades in the context of using mineralized wireframes with occasional internal dilution and with lower grade intercepts. All the subdomains inside the mineralized wireframes have soft boundaries, and hard boundaries between the mineralized wireframe and the buffer domain.

The Gosselin drill hole database contained 1,249 density measurements from all the lithological unis. The data were separated by lithology and analyzed. Occasional outliers were removed by SLR prior to calculating the average bulk density value for each of the lithology domains. SLR used the average domain values for the Gosselin deposit. The average values were assigned to blocks in the block model flagged with lithology domains.

Definitions for resource categories used in the Côté Gold Report are consistent with CIM (2014) as incorporated by reference into NI 43-101. In the CIM classification, a Mineral Resource is defined as “a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction”. Mineral Resources are classified into Measured, Indicated, and Inferred categories. A Mineral Reserve is defined as the “economically mineable part of a Measured and/or Indicated Mineral Resource” demonstrated by studies at PFS or Feasibility level as appropriate. Mineral Reserves are classified into Proven and Probable categories.
Indicated Resources are classified where estimated blocks are situated inside the mineralized wireframe and inside the modelled estimation domains, within up to a 60 metres to 70 metres drill hole spacing, interpolated with a minimum of two drill holes. Indicated blocks are expected to be within a maximum distance of 45 metres from the closest drill hole.

Inferred Resources are classified as blocks estimated with a minimum of one hole. Inferred blocks occur inside the constrained volume of the mineralization wireframe and outside the modelled estimation domains, within maximum distance to the closest composite of 100 metres. Interpolated blocks in the buffer volume, within 75 metres from the closest drill hole were also classified in the Inferred category.

SLR used visual and statistical methods to validate the block model attributes, domain flagging, and interpolated block grades at Gosselin. The checks performed included:

•comparison of mineralized lenses with the flagged blocks;
•spot checks for search ellipse alignment along mineralized lenses;
•spot checks for composite and estimation domain flagging;
•visual checks for interpolated grade artefacts (banding, smearing of high grades, and high grade plumes);
•visual comparison of composite and block grade in section and plan view;
•comparison of composite and block grades in swath plots; and
•comparison of interpolated block grades obtained by alternate interpolation methods;
Metal prices used for Mineral Reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources. For Mineral Resources, metal prices used are slightly higher than those for Mineral Reserves.

In compliance with the CIM (2014) requirement that Mineral Resources demonstrate “reasonable prospects for eventual economic extraction”, SLR prepared a Lerchs-Grossmann pit shells to constrain the Mineral Resources. The Mineral Resources were reported at a cut-off grade of 0.3 g/t Au and constrained by the optimized Mineral Resource shell. Only the blocks inside the Mineral Resource shell were reported.

The Gosselin deposit is located to the east of, and adjacent to, the Côté deposit. The Mineral Resource shells developed for the two deposits overlap slightly, and SLR is of the opinion that this will benefit both deposits. SLR notes that the Mineral Resource blocks reported for the Côté deposit (0.3 g/t Au and higher) were excluded from the Gosselin Mineral Resource estimate.

The Gosselin model blocks attributable to Côté total 0.13 Mt at an average grade of 0.54 g/t Au, and contained 2,260 oz Au, all in the Inferred category. These Mineral Resources were not reported in the Gosselin Mineral Resource estimate.

Mineral Reserves
Mineral Reserves were classified in accordance with the CIM (2014) definitions. Only Mineral Resources that were classified as Measured and Indicated were given economic attributes in the mine design and when demonstrating economic viability. Mineral Reserves for the Côté deposit incorporate mining dilution and mining recovery estimations for the open pit mining method.

The Mineral Reserve estimate for the Côté deposit is based on the resource block model estimated by SLR (2019), as well as information provided by IAMGOLD and information generated by Wood.

Mineral Reserves are an estimate of the tonnage and grade of ore that can be economically mined and processed. To be considered Mineral Reserves the estimated material must pay for all costs incurred during mining.

The mine plan is based on the detailed mine design derived from the optimal pit shell produced by applying the Lerchs–Grossmann (LG) algorithm. Wood imported the resource model, containing gold grades, block percentages, material density, slope sectors, rock types, and NSR, into the optimization software. The optimization run was carried out using only Measured and Indicated Mineral Resources to define the optimal mining limits.

The optimization run included 55 pit shells defined according to different revenue factors, where a revenue factor of 1 is the base case. To select the optimal pit shell that defines the ultimate pit limit, Wood conducted a pit-by-pit analysis to evaluate the contribution of each incremental shell to NPV, assuming a processing plant capacity of 36,000 tpd and a discount rate of 6%. Following this analysis, the selected pit shell is usually smaller than the base case pit shell. This represents a NPV improvement of $17.9 million over the base case pit shell.

The resource model is diluted by regularization to a standard block size of 10 metres wide by 10 metres deep by 12 metres high. Individual blocks captured within the final pit design were tagged as either ore or waste by cut-off grade, accounting for increasing mining costs with depth and varying royalties by zone.
Ore losses during mining are accounted for by simulating the mixing of material from adjacent blocks. The procedure to determine ore losses during mining results in a reduction of gold grade but does not reduce tonnage.

Ore losses were estimated using the following steps:

•The grade of a given block will be blended using 5% of the tonnage from each of the four adjacent blocks.
•If an adjacent block is classified as an Inferred Mineral Resource, its grade is considered to be zero. If the adjacent block is Measured or Indicated, but below cut-off, dilution is taken at the grade of the adjacent block.
The estimated average ore losses using this procedure is 0.7%.

The Mineral Reserve estimate includes the tonnage and grade of ore that can be economically mined and processed. To be considered Mineral Reserves the mineralized material must pay for mining, processing, selling, and rehandling costs, in addition to royalties.

Since the mining cost increases with depth and the royalty percentage varies by zone, individual blocks captured within the final pit design were tagged as either ore or waste. Using the partial block percentages within the final pit design, the ore tonnage and average grade were estimated.

The cut-off applied to the reserves is 0.35 g/t Au. The effective date of the Mineral Reserves estimate is October 1, 2021. The Qualified Person for the estimate is Jason J. Cox, P.Eng., SLR Principal Mining Engineer.

Mineral Reserves Statement – October 1, 2021
IAMGOLD Corporation – Côté Gold Project

Classification	Tonnes	Grade (g/t Au)	Contained Metal (000 oz Au)
	Total Mineral Reserves
Proven	130.5	1.02	4,262
Provable	102.5	0.89	2,932
Proven and Provable	233.0	0.96	7,194
Notes:
1.The Mineral Reserves were estimated assuming open pit mining methods and are reported on a 100% Project basis.
2.Mineral Reserves used the following assumptions: price of US$1,200/oz Au; fixed process recovery of 91.8%; treatment and refining costs, including transport and selling costs of $1.75/oz Au; variable royalty percentages by zone: 0.75% for Zone 1, 1.00% for zone 2, 0.00% for zone 3, 1.50% for zone 4, 0.75% for zone 5, 1.50% for zone 6, and 0.75% for zones 7 and 8; overall pit slope angles varying by sector with a range of 45.8° to 56.4°; processing costs of $10.17/t, which includes process operating costs of $7.01/t, general and administrative costs of $1.84/t, sustaining costs of $0.82/t, and closure costs of $0.50/t; mining costs of $1.61/t incremented at $0.029/t/12m below 388 elevation (life-of-mine average mining costs of $2.01/t); and rehandling costs of $0.87/t. The cut-off applied to the reserves is 0.35 g/t Au.
3. Numbers have been rounded. Totals may not sum due to rounding.

The Mineral Reserves estimated for the Côté deposit are subject to the types of risks common to most open pit gold mining operations in Ontario. The risks are reasonably well understood at the feasibility level of study and should be manageable. Proper management of groundwater will be important to maintaining pit slope stability.

The QP is of the opinion that there is a reasonable expectation that all permitting required to support the Mineral Reserve-based LOM plan will be obtained.

The QP is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

Note that:
•Pit optimization parameters, financial assumptions, pit-shell selection, and mining dilution and recovery factors remain unchanged from 2018.
•The previous 2018 Mineral Reserves statement outlined a Base Case (203 Mt) and an Extended Case which added an additional 30 Mt. The current 2021 Mineral Reserves statement combines both cases for a total of 233 Mt.
•The current TMF permit covers approximately 87% of the Mineral Reserves.
Information on Mineral Reserves and Mineral Resources is provided in Section 4 of Item III below. The Mineral Reserves and Mineral Resources estimates for the Côté Gold Project can be found in the “Mineral Reserves and Mineral Resources of Gold Operations as of December 31, 2021” table below.

ix)Mining Operations

Pit optimization parameters, financial assumptions, pit-shell selection, and mining dilution and recovery factors remain unchanged from 2018. The current Mineral Reserves (totaling 233 Mt) are based on what was previously known as the Base Case (203 Mt) plus the Extended Case (30 Mt).

Wood updated the mine plan to a feasibility level pit slope design by carrying out geomechanical logging, compilation of previous geotechnical data, geotechnical modelling, kinematic analysis, and confirmation of overall slope stability by limit equilibrium and finite element analysis. Initial pit slope design criteria were based primarily on all the compiled, reconciled, and updated geomechanical data, with reference to the prefeasibility study (PFS) pit shell geometry defined by Amec Foster Wheeler (2017). Following pit optimization, the pit geometry was compared for changes in the slope orientation that may be impacted by different kinematic influences and reviewed using limit equilibrium modelling of the potential modes of failure to determine adequacy of the bench and inter-ramp design, with recommendations for adjustments which were incorporated into the final pit design.

The pit shells that define the ultimate pit limit, as well as the internal phases, were derived using the Lerchs–Grossmann (LG) pit optimization algorithm. This process considers the information stored in the geological block model, the pit slope angles by geotechnical sector, commodity prices, cost inputs, and royalties by zone.
Wood imported the resource model, containing gold grades, block percentages, material density, slope sectors, rock types, and net smelter return (NSR), into the optimization software. The optimization run was carried out using only Measured and Indicated Mineral Resources to define the optimal mining limits.

The optimization run included 55 pit shells defined according to different revenue factors, where a revenue factor of 1 is the base case. To select the optimal pit shell that defines the ultimate pit limit, Wood conducted a pit-by-pit analysis to evaluate the contribution of each incremental shell to NPV, assuming a processing plant capacity of 36,000 tpd and a discount rate of 6%.

The mine plan is designed as a truck-shovel operation assuming 220 tonne autonomous trucks and 34 cubic metre shovels. The pit design includes four phases to balance stripping requirements while satisfying concentrator requirements.
The design parameters include a ramp width of 36 metres, road grades of 10%, bench height of 12 metres, berm height interval of 24 metres, geotechnical catch bench of 20 metres if height is greater than 150 metres, a minimum mining width of 40 metres, and variable slope angles and berm widths by sector.

The smoothed final pit design contains approximately 239 Mt of ore at 0.95 g/t Au and 620 Mt of waste for a resulting stripping ratio of 2.6:1. The total LOM mill feed is 233 Mt at 0.96 g/t Au, constrained by TMF capacity, and 6 Mt of low grade ore material remaining in stockpiles at the end of mine life. These tonnages and grades were derived by following an elevated cut-off strategy in the production schedule.

The mine rock area (MRA), overburden stockpile, and ore stockpiles have been designed to ensure physical and chemical stability during and after mining activities. To achieve this, the storage facilities were designed to account for benching, drainage, geotechnical stability, and concurrent reclamation.

Pre-production commenced with contractor works in Q1 2021 consisting of overburden removal, supply of material for construction, and initial bench establishment. Contractor mining will continue for a period of two years until Q1 2023. In parallel, delivery of autonomous equipment will begin in Q2 2022 and owner mining will commence in Q4 2022. Mill commissioning is currently planned for Q2 2023 and full production in Q1 2024.

The Côté deposit is planned to be mined in four phases included within the ultimate pit limit. The scheduling constraints establish the maximum mining capacity at 62 Mtpa and the maximum number of benches mined per year at eight in each phase. Additional constraints were used to guide the schedule and to obtain the desired results. Examples of these additional constraints include feeding lower grade material during the first months of the plant ramp up schedule, the maximum stockpile capacity, and reducing the mining capacity in later years to balance the number of trucks required per period.

The schedule produced a 16 year LOM with stockpile reclaim extending into Year 18. The amount of re-handled mill feed is 79 Mt, which requires a maximum stockpile capacity of 62 Mt, in Year 10. The average grade is 0.96 g/t Au.

The mine is scheduled to operate 24 hours per day, seven days per week (24/7 schedule), using four rotating crews working 12 hour shifts.

Mining operations will use an autonomous truck and drill fleet, supported by a conventional manned loading fleet and a fleet of manned support equipment. The truck fleet will be diesel-powered with the capacity to mine approximately 60.0 Mtpa operating on 12 metres benches. The loading fleet will include two electric-powered hydraulic shovels, supported by three large diesel-powered front-end loaders (FELs). Primary mobile equipment will consist of:

•Loading – CAT 6060 electric/hydraulic (6060E) shovel and CAT 994K high lift FELs.
•Hauling – CAT 793F mechanical drive truck operated in autonomous mode.
The mine will be supported by multiple contractors. A contractor miner is assumed to mine all overburden within the mine plan and to develop the initial benches in the pre-production period for the autonomous fleet. A maintenance and repair contract (MARC) will be in place during pre-production and the first three years of operation. Blasting will be conducted by a contract down hole service during the LOM. A full-service contract tire provider will be used throughout the LOM to supply, repair, and change tires at the mine site.

x)Processing and Recovery Operations

The process circuits will include primary crushing, secondary crushing, HPGR, ball milling, vertical milling, gravity concentration and cyanide leaching, followed by gold recovery by CIP, stripping and EW. Tailings handling will incorporate cyanide destruction and tailings thickening. Plant throughput will be 36,000 tpd and it is expected that a ramp up period of 10 months will be required to reach the design throughput. Preliminary test work has indicated that the Gosselin deposit is similar to the Côté deposit, however, additional test work is required to validate and confirm this. Based on discussions with Côté personnel, Wood believes that any modifications required to process Gosselin material will be made by the operations group.

The process plant design is conventional and uses conventional equipment. The process plant will consist of:

•primary (gyratory) crushing;
•secondary cone crushing and coarse ore screening;
•a coarse ore stockpile;
•tertiary hpgr crushing;
•fine ore screening and storage;
•two milling stages (ball mill followed by vertical stirred mills);
•gravity concentration and intensive leaching;
•pre-leach thickening;
•whole ore cyanide leaching;
•CIP recovery of precious metals from solution;
•cyanide destruction;
•tailings thickening;
•elution of precious metals from carbon;
•recovery of precious metals by ew; and
•smelting to doré.
The processing plant will have facilities for carbon regeneration, tailings thickening, and cyanide destruction. The ramp up period will be highly influenced by design considerations, especially pertaining to the grinding circuit. The processing plant is expected to take 10 months to reach the design throughput of 36,000 tpd.

The processing plant will have facilities for carbon regeneration, tailings thickening, and cyanide destruction. Plant throughput will be 36,000 tpd and it is expected that a ramp up period of 10 months will be required to reach the design throughput.

Water from the mine water pond will be the primary source of mill water, providing the majority of the processing plant requirements, whereas the plant site pond and other collection areas will be secondary sources of process water. Fresh water required for reagent mixing at the processing plant will be pumped from Mesomikenda Lake.

The primary reagents required will include flocculant, sodium hydroxide, cyanide, copper sulphate, liquid sulphur dioxide, anti-scalant, lime, hydrochloric acid, and oxygen. A dedicated, self-contained air service system will be provided.

The mill will require approximately 56.7 MW of power to operate at full capacity.

xi)Infrastructure, Permitting and Compliance Activities

Infrastructure
Project infrastructure will include:

•open pit;
•MRA and stockpile facilities;
•TMF;
•permanent camp and a temporary construction camp;
•emulsion plant;
•process facilities;
•workshop, offices, facilities, and other services;
•watercourse realignment dams and channels;
•new lake to be created to compensate the loss of Côté Lake habitat;
•storm/mine water, polishing, and tailings reclaim ponds;
•collection, surplus water discharge, and dispersion systems;
•two-lane gravel access road;
•upgraded existing transmission line from Timmins to Shining Tree Junction and a new 44 kilometre-long 115 kV electrical power transmission line from Shining Tree Junction to the Côté Gold Project site; and
•electrical distribution network.
Current access to the Côté Gold Project is via a network of logging roads and local bush roads accessed from Highway 144 and from the Sultan Industrial Road, which runs east-west along and below the southern portion of the Côté Gold Project area. The selected route to the processing plant is the existing Chester Logging Road which has already been upgraded from the Sultan Industrial Road, 4.62 kilometres, at the intersection with an existing road to the planned open pit area. The upgraded road is nine metres wide and deemed sufficient to serve as the main access to the mine site. From the upgraded road to approximately the southeast corner of the TMF, Chester Logging Road will require upgrading to a 10-metre design width, which is accounted for in the estimate. At the corner of the planned TMF site, the existing road continues into the footprint of the TMF, and 4.28 kilometres of new road construction will be required to extend the access to the construction/permanent camp entrance. This section of road will be constructed as part of the early works and will be used as a primary construction access to the processing plant site and the camp area. A mine site bypass route will use the existing Yeo Road, from the Sultan Industrial Road to a point opposite the northwest corner of the TMF, without upgrade. From there a new connector road of 3.94 kilometres has been constructed to tie into an existing road which runs parallel to the North Dam of the TMF. This existing road requires upgrading. It will permit public access to Chester Logging Road north of the TMF without passing through the mine security gate and the mine site proper.

Mine development will require three major haul roads, consisting of access to the MRA, the TMF, and the topsoil/overburden stockpile. In addition, a major intersection is required on the north side of the open pit to tie together the exit from the pit with the pit bypass road, the ramps to the ore stockpiles, and the crusher and truck shop ramps. Approximately 24.7 kilometres of new six metre wide service roads are required to access all site facilities, including many shorter spurs to dam locations, and perimeter roads around the TMF and the east side of the MRA. The site layout includes three major watercourse crossings. Roads will be designed with a crossfall from side to side (as opposed to a central crown), such that the runoff from the entire road surface will be discharged to another developed drainage area on one side of the road, such as the processing plant site, the reclaim water pond basin, the TMF, MRA, polishing pond, or the open pit itself.

The power supply for the Côté Gold Project site will be delivered at 115 kV by a new 44 kilometres overhead line from Hydro One’s Shining Tree Junction. Upstream of the Shining Tree Junction is an idle 118 kilometres 115 kV line fed from Timmins Tie Station (TS) which will be refurbished and restrung. The Independent Electricity System Operator (IESO) has completed a system impact assessment (SIA) and determined that the proposed connection to its power grid is technically feasible, that the system has sufficient capacity, and that it can meet the proposed in-service date of Q3 2020. The calculated electrical load for the Côté Gold Project is as follows:

•61 MW maximum demand load.
•54 MW average demand load.
•98% lagging (inductive) power factor.
This calculated load is based on the current electrical load list, and includes two electric shovels, mine dewatering, all ancillary loads, and a 10% allowance for growth during detailed design. Hydro One has allocated a total of 72 MW of capacity to the Côté Gold Project. Emergency backup power will be available from four diesel standby generators, sized to provide essential power to the process and ancillary electrical equipment. The four 1 MW prime gensets will be located in the main substation area, will be 600 V rated and will be stepped up to 13.8 kV to be distributed around the site.

Environmental Considerations
An EA was completed for the Côté Gold Project under Canadian Environmental Assessment Act, 2012. An EA Decision Statement was issued by the Federal Minister of Environment and Climate Change Canada on April 13, 2016, and a Notice of Approval was issued by the MOECC on December 22, 2016. The Project has undergone optimizations since the 2015 EA, including:

•Relocation and reduction of the TMF to minimize overprinting of fish-bearing waters, reduction of the Côté Gold Project footprint, improved Project economics, reduction in the need for watercourse realignments, and the avoidance of effluent discharges to the Mesomikenda Lake watershed.
•Reduced open pit size.
•Modifications to the processing plant.
•Reduction in transmission line voltage and re-routing of the transmission line; a Provincial Class EA for the 115 kV transmission line was completed in 2019.
IAMGOLD is of the opinion that there are no new net effects arising from the 2018 Feasibility Study. IAMGOLD has conducted additional baseline studies within the boundaries of the new TMF and topsoil/overburden stockpile, and new transmission line alignment, to infill the physical, biological, and human environment characterizations conducted previously. These additional baseline data, together with design information for the site configuration, were used to prepare the EER for the Côté Gold Project, for submission to the CEAA and the MECP, thus informing the regulatory agencies of changes or improvements to the 2015 EA. On October 19, 2018, the CEAA confirmed that the proposed Project changes are not considered new designated physical activities and therefore a new EA is not required. On November 9, 2018, the MECP also confirmed its concurrence with the EER report conclusion that the proposed changes to the undertaking result in no new net effects.

Over the proposed 18 year LOM, tailings production is approximately 13.1 Mtpa from a nominal mill throughput of 36,000 tpd, except in Year 1 when it is approximately 11 Mt due to ramp up. The TMF will store 203 Mt of tailings over the LOM. There is a potential for additional tailings storage in the current TMF layout. The tailings perimeter dams could be raised by approximate seven metres which would increase the capacity of the current TMF capacity to approximately 233 Mt. Engineering and detailed design will need to be conducted to achieve the additional storage capacity.

Tailings will be thickened to between 60% to 62% solids concentration in slurry and discharged from the TMF perimeter dams, forming an overall beach slope of approximately 0.5% (Year 1) to 1% (Year 2 to 16). Tailings solids will settle in the TMF with pore water retained in the voids and supernatant water forming a pond. Based on recent rheology, drained and undrained column settling tests, an overall in-situ dry density of 1.2 t/m3 (Year 1) to 1.4 t/m3 (Year 2 to 16) is expected.

Perimeter embankment dams, raised in stages, will be used for tailings management. Monitoring instrumentation will be used to monitor dam deformation and dam settlement during both operation and post- closure.

TMF water will be pumped from the tailings pond and East Seepage Collection Pond directly to the mill for reuse and hence forms a closed circuit without contact with other water bodies. Collection ditches and ponds will be located at topographical low points around the TMF perimeter to collect runoff and seepage. In the ultimate TMF configuration there will be three collection ponds and three seepage collection sumps. The seepage collection sumps will lead the seepage to the seepage collection ponds by gravity (or by pumping in some cases). The water collected in the North and West Seepage Collection Ponds is recirculated to the TMF and the water collected in the East Seepage Collection Pond is to pump to the processing plant.
Water quality will be monitored in the process water (before and after cyanide destruction) prior to discharge to the TMF. Water quality will also be monitored in the TMF settling pond and in the seepage collection system. Groundwater quality will be monitored at wells to be installed downgradient of the TMF seepage collection system to confirm that seepage from the TMF is being captured in the seepage collection system.

A watercourse realignment system has been designed to redirect water around the mine facilities to enable excavation and dewatering of the open pit. Three pit protection dams are being constructed either within existing lakes, in shallow water, or at currently dry locations along the eastern periphery of Clam Lake. These dams will protect water from entering the pit area. Two realignment channels will reroute the existing watercourses running into the open pit: WRC 1 from Clam Lake to Chester Lake flowing south, and WRC 2 from New Lake (built in compensation for the partial elimination of Côté Lake by the pit) to the Three Duck Lakes (Upper).

The Polishing Pond East Dam will be constructed in the Three Duck Lakes (Upper) area to separate the lake from the polishing pond area. The Côté Lake dam is required to facilitate early dewatering of Côté Lake and to separate the Three Duck Lakes system from Côté Lake. A mine water pond near the processing plant will receive pumped inflows from the pit and runoff from the process plant site and a portion of the ore stockpiles. Runoff from a portion of the ore stockpiles and MRA will report to the polishing pond via perimeter ditches and pumping systems.

Closure of the Côté Gold Project is governed by the Mining Act (Ontario) and its associated regulations and codes. IAMGOLD has a filed closure plan in accordance with the legislative requirements dated August 2021. This plan details measures for temporary suspension, care and maintenance, and closure of the Côté Gold Project, including determining financial assurance and development milestones required to reclaim the Côté Gold Project in accordance with the closure plan.

Conventional methods of closure are expected to be employed at the Côté Gold Project site. The closure measures for the TMF will be designed to physically stabilize the tailings surface to prevent erosion and dust generation. The pit will be allowed to flood through active and passive measures, and the natural flow of the realigned water bodies will be re-established to the extent practicable. Revegetation trials will be carried out using non-invasive native plant species. Monitoring at appropriate sampling locations, including those established during baseline studies and operations, will continue after closure until stabilized and to confirm conformance prior to release.

The NDMNRF requires financial assurance for implementation of the closure plan. A closure cost estimate is included in the operating cost estimate of the Côté Gold Project closure plan and is reviewed and updated as required.

Permitting Activities
Most mining projects in Canada are reviewed under one or more EA processes whereby design choices, environmental impacts, and proposed mitigation measures are compared and reviewed to determine how best to proceed through the environmental approvals and permitting stages. Entities involved in the review process normally include government agencies, municipalities, Indigenous groups, the general public, and other interested parties.

On 3 May 2013, IAMGOLD entered into a Voluntary Agreement with the Ontario Ministry of the Environment and Climate Change (now MECP) to conduct a Provincial Individual EA for the entire Project, to meet the requirements of the Ontario EAA. Approval of the Provincial EA was received on December 22, 2016.

Three primary Provincial agencies are involved with Project approvals/permits:

•Ministry of Energy, Northern Development and Mines (MENDM);
•Ministry of Natural Resources and Forestry (MNRF); and
•Ministry of Environment, Conservation and Parks (MECP).
It is noted that the MENDM and MNRF were merged on June 18, 2021 into the Ministry of Northern Development, Mines, Natural Resources and Forestry (NDMNRF).

Additional agencies involved in permitting to date include:

•Ontario Energy Board;
•Ministry of Transportation;
•Infrastructure Ontario;
•Ministry of Tourism, Culture and Sport;
•Fisheries and Oceans Canada;
•Environment and Climate Change Canada (formerly Environment Canada);
•Natural Resources Canada;
•Transport Canada; and
•NAV CAN.
The majority of Provincial permits that are required to construct the Côté Gold Project have already been acquired, along with some permits that have been obtained, or are nearing Provincial sign-off that are required to operate the mine and ore processing facility. Additional permits are required to complete subsequent construction elements and commissioning for operations, which the Company expects to receive in due course.

Additional Federal environmental approvals are expected to be required to construct and operate the Côté Gold Project. Wood notes that most of the Federal permits / approvals have been obtained. In addition, engineering approvals related to explosives manufacturing and/or storage will be required.

Social Considerations
IAMGOLD has actively engaged Indigenous, local and regional communities, as well as other stakeholders, to gain a better understanding of their issues and interests, identify potential partnerships, and build social acceptance for the Côté Gold Project. Stakeholders involved in Project consultations to date include those with a direct interest in the Côté Gold Project, and those who provided data for the baseline studies.

The involvement of stakeholders will continue throughout the various Project stages. The range of stakeholders is expected to increase and evolve over time, to reflect varying levels of interest and issues.

As part of the Provincial conditions of EA approval, IAMGOLD developed and submitted a Community Communication Plan to the responsible Provincial ministry, outlining its plan to communicate with stakeholders through all phases of the Côté Gold Project.

IAMGOLD worked collaboratively with the community of Gogama on the development of a socio-economic management and monitoring plan to manage potential socio-economic effects of the Côté Gold Project (both adverse and positive). The plan was accepted in 2020 and implementation began in 2021.

An understanding of the Indigenous communities potentially interested in the Côté Gold Project was first developed through advice from the Province to the previous property owner Trelawney in a letter dated August 19, 2011, and through advice from the CEAA based on information provided by Aboriginal Affairs and Northern Development Canada (now Indigenous and Northern Affairs Canada). IAMGOLD sought further direction from both Provincial and Federal Crown agencies on the potentially affected communities.

Based on Federal and Provincial advice and information gathered through engagement activities, IAMGOLD engaged a range of Indigenous groups during the preparation of the EA. IAMGOLD has continued to engage the identified communities through information sharing (e.g., newsletters, notices, invitations to open houses, various permit applications), and has focused on actively engaging affected communities identified through the EA process. IAMGOLD signed IBAs with the Mattagami First Nation and Flying Post First Nation in April 2019 and with the Métis Nation of Ontario (Region 3) in June 2021.

As part of the Provincial and Federal conditions of EA approval, IAMGOLD developed and submitted an Indigenous Consultation Plan to the responsible government departments, outlining the Côté Gold Project’s plan to consult with identified Indigenous groups throughout all phases of the Côté Gold Project. IAMGOLD consulted all identified Indigenous groups as part of the development of the Indigenous Consultation Plan, as required.

IAMGOLD committed to work with the communities of Mattagami First Nation and Flying Post First Nation to collaboratively develop a socio-economic management and monitoring plan to manage potential socio-economic effects of the project (both adverse and positive). This plan was developed collaboratively with the communities and implementation began in 2021. The monitoring committee, comprised of members of each community and IAMGOLD, meets quarterly.

xii)Capital and Operating Costs

Capital Costs
The total estimated cost to design, construct, and commission the Côté Gold Project with a throughput of 36,000 tpd is estimated to total approximately $1,866 million, with a remaining cost of $1,505 million at June 30, 2021, inclusive of an allowance for contingency of $84 million.

The total cost estimate is expressed in Q3 2021 US dollars. Unless otherwise indicated, all costs in this section are expressed without allowance for escalation, currency fluctuation, or interest during construction. Costs quoted in Canadian dollars were converted to US dollars at an exchange rate of US$1 = C$1.30. Cost implications and/or delays arising from the ongoing COVID-19 pandemic have been considered in the forecast estimate. The forecast estimate includes:

•Construction costs to execute the Côté Gold Project.

•Contracts and Purchase Orders.
•Indirect costs associated with the design, construction, and commissioning of the new facilities.
•Camp costs.
•Mining costs.
•Owner’s costs, including Operational Readiness and fees.
•Contingency.

Initial Project Scope Capital Cost Estimate Summary
IAMGOLD Corporation – Côté Gold Project

Project Scope	Initial Capital (US$ million)
100 Owner Costs	200
200 Geology	5
300 Mining	265
400 Electrical & Communications	99
500 Infrastructure	134
600 Ore Handling & Process	532
800 Tailings & Water Management	211
900 Construction Indirects	420
Revised Project Budget (100% Basis)	1,866
Less Early Works Sunk Cost	-75
Subtotal Excl Sunk	1,791
Less Spent To June 2021	-286
Capital Going Forward	1,505

The estimate addresses the mine, process facilities, ancillary buildings, infrastructure, water management, and tailings facilities scope, and includes:

•Direct field costs including construction and commissioning of all structures, utilities, and equipment.
•Indirect costs associated with design, construction, and commissioning.
•Provisions for contingency and owner’s costs.
The estimate was prepared in accordance with the AACE International Class 1 Estimate with an expected accuracy of +10%/-5% of the final Project cost remaining to construct.

Capital costs for surface facilities include the construction and installation of all structures, utilities, materials, and equipment, as well as all associated indirect and management costs. The capital cost includes contractor and engineering support to commission the processing plant to ensure all systems are operational. At the point of hand over of the processing plant to IAMGOLD, all operational costs, including ramp up to full production, are considered as operating costs. This capital cost estimate is based on the 27 month period from the start of Q3 2021 to the anticipated commencement of commercial production in Q3 2023. As of December 31, 2021, the overall Côté Gold Project was 43.4% complete, with detailed engineering approximately 92.2% complete, plant civil and concrete deliverables principally completed, and mechanical, piping, electrical and instrumentation continuing into the first quarter 2022.

The scope of the mining cost estimate includes the purchase of initial mining fleet, maintenance, and mine support equipment, wages for hourly and salary personnel for pre-production mine operation, haul road construction, and miscellaneous equipment. Estimates for mining equipment were based on mining fleet equipment schedules and equipment pricing provided by vendors for supply, delivery, assembly, and testing. Costs include pre-production stripping and haul road construction by a contractor fleet.

Wage rates for construction crews were established based on recent building trade labour agreements.

Wood’s North American unit workhours are based on ideal working conditions which have been adjusted using a productivity factor to account for conditions at the Côté Gold Project site. These productivity factors were incorporated into the construction labour unit workhours as multipliers on the base man-hours, benchmarked against current contract information.

Estimates for contractors’ construction equipment are included in the direct costs. These costs are estimated as dollars per direct workhour by discipline account and benchmarked against the actual contractor rates of the Côté Gold Project. These include equipment ownership, depreciation, insurance, fuel oil, lubricants, maintenance, and service and repair.

Most of the initial mining fleet is amenable to capital financing. The initial mining fleet, having an approximate initial capital cost of $112 million, can be financed using capital lease agreements with vendors. Inclusive of a down-payment of 0% to 15% of the purchase value paid at placement of order and interest incurred during the construction period, capital leases reduce the initial capital cost by approximately $125 million.

The allowance for EPCM costs is $113 million and is based on a detailed estimate for these services. Construction indirects are estimated based on the construction services contracts prepared by Wood and IAMGOLD. First fills were estimated per specific equipment/process requirements.

A budget of $62 million has been made for owner’s costs based on a detailed estimate completed by IAMGOLD and was carried in the capital cost estimate as a component of the total construction capital cost. A budget of $70 million for Operational Readiness and other owner’s fees was carried as additional indirect costs as a component to the total initial capital cost. Operational Readiness is the cost to allow operations personnel to mobilize, receive training, and prepare for the start of operations during the initial capital phase of the Côté Gold Project.

The overall contingency value included in the remaining capital cost estimate is $84 million. Sustaining capital costs are estimated at $866 million. An allocation of $16 million has been made for the permanent camp.

The Company's previous estimate of its share of remaining costs to completion, net of leases, from January 1, 2022 onwards was approximately $710 to $760 million (estimated at a USD/CAD exchange rate of 1.30). Inflationary and other cost pressures have since been identified, impacting earthworks, electrical and instrumentation components, operations spare parts and key consumables, freight costs, indirect costs and EPCM services. This has resulted in the projected remaining costs to completion to trend upwards above the high end of the range of the previous estimate and the timing of costs to potentially vary.

With the appointment of the new Executive Project Director and as a result of, among other things, the circumstances discussed above, the Côté Gold Project team is in the process of evaluating these impacts by completing a risk analysis of schedule and costs along with the evaluation of potential mitigation and/or optimization opportunities in various areas including earthworks, processing, the LOM plan and operations. This evaluation may result in a potential schedule and costs re-baseline which may include an increase in costs to completion. This assessment has commenced and the Company intends to provide an update before the end of the second quarter of 2022.

Operating Costs
Total operating costs over the LOM are estimated to be $3,862 million. Mining (excluding CWS) and processing costs represent 35% and 48% of this total, respectively. Average operating costs are estimated at $16.57/t of processed ore.

Total Operating Costs Over the LOM
IAMGOLD Corporation – Côté Gold Project

Cost Area	Total (US$ million)	Percent of Total
Mining Operating (excl CWS)	1,355	35
Processing	1,836	48
G&A	670	17
Total	3,862	100

Average Unit Operating Costs
IAMGOLD Corporation – Côté Gold Project

Cost Area	US$/t of processed ore
Mining (excl CWS)	5.82 (7.81 if CWS included)
Processing	7.88
G&A	2.88
Total	16.57
Mining quantities were derived from first principles and mine phased planning to achieve the planned production rates. Mining excavation estimates were based on geological studies, mine models, drawings, and sketches. Mine costs generally increase with time as the pit increases in depth and the MRA increase in height.

Process operating costs estimates were developed from first principles, metallurgical test work, IAMGOLD’s salary/benefit guidelines, and recent vendor quotations, and benchmarked against historical data for similar processing plants. The process operating costs include reagents, consumables, personnel, electrical power, and laboratory testing. The consumables accounted for in the operating costs include spare parts, grinding media, and liner and screen components. Process operating costs over the LOM are estimated to average $7.88/t of processed ore. G&A costs averaging $2.87/t of processed ore over the LOM were developed from first principles and benchmarked against similar projects.

The royalty rates, ranging from 0% to a maximum of 1.5% depending on the source of the ore within the pit, in addition to management fees and allowances to meet commitments to stakeholders total $478 million over the LOM or $2.05/t processed.

Reclamation and closure costs are estimated to total $74 million, distributed annually from early in the mine life until post-closure. This is based on a detailed closure cost estimate prepared by Wood as part of the 2018 Feasibility Study, adjusted to include an allowance for security bond fees and a credit at the end of mine life to account for the estimated salvage value of equipment and materials. This was also adjusted for inflation to bring the estimate to 2021 dollars.

Economic Analysis
The economic analysis contained in the Côté Gold Report is based on the Côté Gold Project Mineral Reserves, economic assumptions, and capital and operating costs provided by IAMGOLD and reviewed by

SLR (all reported on a 100% ownership basis - IAMGOLD owns 70%). All costs are expressed in Q3 2021 US dollars.

Unless otherwise indicated, all costs in this section of the summary of the Côté Gold Report are expressed without allowance for escalation, currency fluctuation, or interest during construction. Costs quoted in Canadian dollars were converted to US dollars at an exchange rate of US$1 = C$1.30.
A summary of the key project criteria is provided below:

Physicals:

•Project life: 18 year LOM with 16 years of mining and stockpile reclaim extending into Year 18.
•Open Pit operations;
◦Total tonnes mined: 859 Mt (ore and waste).
◦Waste: Ore ratio: 2.7.
◦Maximum mining rate: 70 Mtpa (Year 3 of commercial production)
•Processing of Mineral Reserves:
◦Annual Ore Feed: 13 Mtpa.
◦Total Ore Feed to Plant: 233 Mt at 0.96 g/t Au (reported on a 100% basis).
◦Contained Gold: 7.194 Moz Au.
◦Average LOM Plant Recovery: 91.8%.
◦Recovered Gold: 6.604 Moz Au.
Revenue:

•For the purposes of this economic analysis, revenue is estimated based on the IAMGOLD assumed LOM price of $1,600/oz Au. SLR considers this price to be aligned with latest industry consensus long term forecast prices. Gold prices were kept constant throughout the life of the Côté Gold Project.
•For transportation and refining charges, the current assumption is that the Royal Canadian Mint will transport doré from the Côté Gold Project to its refinery in Ottawa. An indicative quote for transportation, insurance and refining was received from the Royal Canadian Mint which estimated costs at approximately $1.75/oz Au over the LOM.
•Royalty rates are presented in Section 4 of the Côté Gold Report and range from 0% to a maximum of 1.5% depending on the source of the ore within the Côté Gold Project area.
•LOM net revenue is $6,215 million (after Royalty Charges (“RCs”) and TCs).
Capital costs:
•Total Project construction capital cost are estimated at approximately $1,866 million.
•Pre-production capital costs already spent on the Côté Gold Project up to Q2 2021 amounted to $361 million (considered as sunk cost for the economic analysis as of June 30, 2021).
•IAMGOLD has forecasted capital expenditures for the remaining pre-production period from Q3 2021 onward:
◦Without mine equipment capital leases: $1,505 million.

◦With mine equipment capital leases:     $1,380 million.
Sustaining capital and operating costs:
•LOM sustaining capital costs of $866 million.
◦Lease payments including interests: $161 million.
◦CWS: $62 million.
•Concurrent reclamation and closure costs of $74 million included in the analysis over the LOM.
•Open Pit mining (excluding CWS): $2.26/t ore mined ($5.82/t ore milled).
•Processing: $7.88/t ore milled.
•Support and G&A: $2.88/t ore milled.
•LOM total operating costs (on-site): $3,862 million (Mine, Processing and G&A).
•Owner’s Other Costs (off-site): $2.10/t ore milled (including Royalties and TC/RC’s).
•Total unit operating costs: $18.68/t ore milled (on-site + offsite).
•Total operating cash cost: $659/oz Au.
•AISC: $802/oz Au.
Taxation:
•Income tax is payable to the Federal government of Canada, pursuant to the Income Tax Act (Canada). The applicable Federal income tax rate is 15% of taxable income.
•Income tax is payable to the Province of Ontario at a tax rate of 10% of taxable income, including the manufacturing and processing tax credit to the extent that income is allocated to Ontario. Ontario income tax is administered by the Canada Revenue Agency and, since 2008, Ontario’s definition of taxable income is fully harmonized with the Federal definition.
•OMT is levied at a rate of 10% on taxable profit in excess of C$500,000 derived from mining operations in Ontario. OMT is deductible in calculating Federal income tax and a similar resource allowance is available as a deduction in calculating Ontario income tax. OMT is not affected by harmonization, accordingly, it is administered provincially by Ontario.
•SLR has relied on IAMGOLD’s taxation model for the calculation of income and mining taxes applicable to the cash flow.
Cash Flow Analysis
For the scenario that considers the leasing of mining equipment and excludes sunk costs the pre-tax NPV at a 5% discount rate is $1,975 million and the after-tax NPV at a 5% discount is $1,597 million.

The LOM total cash cost is $659/oz Au derived from mining, processing, on-site G&A, refining, doré transportation and insurance, royalties, owner’s other costs and OMT costs per ounce payable. The AISC is $802/oz Au derived from total cash costs plus sustaining capital (including interest on capital leases), and reclamation and remediation costs.

The summary of the results of the cash flow analysis is presented in the table below:

Cash Flow Analysis
IAMGOLD Corporation – Côté Gold Project

Item	Discount Rate	Units	Pre-Tax	After-Tax
Free Cash Flow	0%	US$ million	3,680	2,962
NPV at 5% discount	5%	US$ million	1,975	1,597
NPV at 8% discount	8%	US$ million	1,546	1,234
NPV at 10% discount	10%	US$ million	1,304	1,029
Payback Period		Years	3.67	3.7
IRR		%	20.2%	19.0%

The aforementioned NPVs and IRRs do not include capital expenditures to June 30, 2021. Capital costs spent on the Côté Gold Project up to Q2 2021 amount to $361 million. IAMGOLD has forecasted capital expenditures of $1,505 million for the remaining pre-production period for the case that includes mine equipment capital leases. An additional $866 million of sustaining capital is estimated during the LOM.

Considering all capital expenditures as of June 30, 2021, for the Côté Gold Project’s after-tax NPV at a 5% discount rate is $1,312 million, and the IRR is 14.5%, assuming the project costs that have been outlined above.

Construction of the project commenced in the third quarter 2020 and major earthworks commenced in the first quarter 2021.

The updated remaining targeted key milestones are as follows:

• Initiation of processing plant equipment installation: Q2 2022

• Process plant building enclosed: Q2 2022

• Start of owner mining: Q3 2022

• Tailings management facility Phase 1: Q4 2022

• Permanent power available: Q4 2022

• Commissioning completed: Q3 2023

• Commercial production: H2 2023

Throughout most of 2021, no material delays due to the COVID-19 pandemic were experienced at site. Starting in December, with the rapid rise in cases in Ontario and other provinces, the Omicron variant had a negative impact on construction activities. COVID outbreaks during the holidays and in January forced a slower re-mobilization of the site workforce. Site staffing was approximately 60% of plan in the first part of January with a large number of infections including in the steel construction workforce. Site staffing has continued to ramp up since then and by mid-February has reached plan of approximately 750 to 850 personnel. A mandatory vaccination policy was introduced in January and, by February 1, 100% of the site personnel had at least one dose of vaccine with two doses required by April 1.

For these reasons, the cladding process of the processing plant building lagged in January and February and, although more than 50% complete, is no longer on the critical path following a plan to mitigate these delays and optimize for the mechanical erection access date. The focus now is on driving the start of the concrete works inside the building so mechanical erection can commence in the second quarter and to complete the building cladding when possible.

The Company cautions that potential further disruptions caused by COVID-19 could impact the timing of activities, availability of workforce, productivity and supply chain and logistics and consequently could impact the timing of actual commercial production.

The Company's previous estimate of its share of remaining costs to completion, net of leases, from January 1, 2022 onwards was approximately $710 to $760 million (estimated at a USD/CAD exchange rate of 1.30). Inflationary and other cost pressures have since been identified, impacting earthworks, electrical and instrumentation components, operations spare parts and key consumables, freight costs, indirect costs and EPCM services. This has resulted in the projected remaining costs to completion to trend upwards above the high end of the range of the previous estimate and the timing of costs to potentially vary.

With the appointment of the new Executive Project Director and as a result of, among other things, the circumstances discussed above, the Côté Gold Project team is in the process of evaluating these impacts by completing a risk analysis of schedule and costs along with the evaluation of potential mitigation and/or optimization opportunities in various areas including earthworks, processing, the LOM plan and operations. This evaluation may result in a potential schedule and costs re-baseline which may include an increase in costs to completion. This assessment has commenced and the Company intends to provide an update before the end of the second quarter of 2022.

2.Mining Activities – International

2.1West Africa: Burkina Faso – Essakane Mine

Unless stated otherwise, the information in the sections below (other than the information under the headings “Essakane Mining Convention” and “Mining Legislation and Permits”) are based upon the technical report (the “Essakane Report”) entitled “Technical Report on the Essakane Gold Mine Carbon-in-Leach and Heap Leach Feasibility Study, Sahel Region, Burkina Faso” dated January 31, 2020 (effective November 6, 2019), prepared by Vincent Blanchet, ing. (Former Geological Engineer, IAMGOLD Corporation), Philippe Chabot, ing. (Director, Mining, IAMGOLD Corporation), Stéphane Rivard, ing. (Director Metallurgy, IAMGOLD Corporation), Denis Isabel, ing. (Former Director Health Safety and Sustainability, IMG Essakane), Luc- Bernard Denoncourt, ing. (Projects Manager, IAMGOLD Corporation), François J. Sawadogo, M.Sc., (Chief Geologist with IMG Essakane), Travis J. Manning, P.E. (Senior Engineer), R. Breese Burnley, P.E., (Principal Engineer, SRK Consulting Inc.), Réjean Sirois, ing. (Former Vice President Geology and Resources, G Mining Services Inc.), and James Purchase, P.Geo., (Director Geology and Resources, G Mining Services Inc.). Reference should be made to the full text of the Essakane Report, which is available for review on the Company’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Morocco
North
Atlantic
Ocean
Western
Sahara
Algeria
Africa
Mauritania
Mali
Niger
Essakane
Senegal
The Gambia
Ouagadougou
Burkina Faso
Guinea-Bissau
Guinea
Benin
Nigeria
Sierra
Leone
Ghana
Ivory Coast
Togo
Liberia

i)Mining Legislation and Permits

The mining and exploration permits comprising Essakane are subject to the Burkina Faso Mining Law. The Essakane Mining Permit and the Essakane Exploration Permits (defined in Section 2.1 ii) of Item III below) are all subject to Burkina Faso Mining Law. The Burkina Faso Mining Law gives the exploration permit holder the exclusive right to explore for the minerals requested on the surface and in the subsurface within the boundaries of the exploration permit, while the Mining Permit grants its holder the exclusive right to explore and exploit mineral deposits within the covered perimeter.

The exploration permit also gives the holder the exclusive right, at any time, to convert the exploration permit into a mining exploitation permit in accordance with the law. Exploration permits are valid for a period of three years from the date of issue and may be renewed for two more consecutive terms of three years each for a total of nine years; however, on the second renewal, at least 25% of the original area must be relinquished. Mining permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis until the mining Mineral Reserves have been depleted. Pursuant to Article 21 of the Burkina Faso Mining Law, mining permits are treated as real property rights with complete rights of mortgage and liens. Both exploration and mining permits are transferable rights subject to the consent of the Ministry of Mines of Burkina Faso. Pursuant to article 78 of the Burkina Faso Mining Law, only holders of mining exploitation permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties. As a result, IMG Essakane is required to maintain a Mineral Reserve for future reclamation in connection with the Essakane Mining Permit (defined in Section 2.1ii) of Item III below). The Burkina Faso Mining Law also guarantees a stable fiscal regime for the life of any mine developed. The Burkina Faso Mining Law also provides that work towards development and mining must be started within two years from the date a mining permit is granted and must conform to the feasibility study.

All mining exploitation permits in Burkina Faso are subject to a 10% carried ownership interest to the benefit of the Government of Burkina Faso. In addition, once a mining convention is signed and an exploitation license is awarded by the government, a royalty applies on a graduated basis based on the prevailing gold price.

The royalty rate is set at 3% if the gold price is less than $1,000/oz, 4% if the gold price lies between $1,000/oz and $1,300/oz, and 5% if the gold price is greater than or equal to $1,300/oz.

The mining convention guarantees stabilization of financial and customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The Burkina Faso Mining Law states that no new taxes can be imposed with the exception of mining duties, mining taxes and mining royalties. However, the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

The new Burkina Faso Mining Code was approved by the transitional government and came into effect on July 16, 2015. The application decrees were completed in 2017 and the Burkina Faso Mining Code is operational. The changes to the Burkina Faso Mining Code include the introduction of a 1% levy on revenues derived from business in Burkina Faso to serve local community development, the elimination of the reduced corporate tax rate, resulting in a tax increase from 17.5 to 27.5% and a priority dividend payable to the State of Burkina Faso; however, the new Mining Code does not apply to Essakane for the area governed by the mining convention in force.

ii)Property Description, Location

Essakane is located in Burkina Faso at the boundary of the Oudalan and Seno provinces in the Sahel region and is approximately 330 kilometres northeast of the capital, Ouagadougou. It is situated approximately 42 kilometres east of the nearest large town and the Oudalan capital of Gorom and near the village of Falagountou to the east. All the Essakane Exploration Permits are located on contiguous ground.

The EMZ deposit, the Falagountou West deposit and the Wafaka deposit and the Lao deposit located in the southern extension of EMZ (together, the “Essakane Mining Permit”) are located within a 100.2 square-kilometre mining exploitation permit area. Falagountou West and Wafaka pits are closing and environmental rehabilitation process will commence.

The permit area is currently surrounded by six exploration permits (the “Essakane Exploration Permits”) totaling 906.12 square kilometres (Alkoma 2, Gomo 2, Lao Gountoure 2, Gossey 2, Korizena, Gaigou). The Gossey deposit is located within the Essakane Exploration Permits, approximately 12 kilometres northwest of the EMZ deposit. Five of the six Essakane Exploration Permits were granted by the Ministry of Mines Quarries and Energy (the “Minister”) in November 2009 for an initial three-year term ending November 2012, and were approved for renewal by the Minister for a first three-year term on December 18, 2012. The request for a second renewal was submitted to the Minister on August 18, 2015. For three exploration permits (Alkoma 2, Gomo 2 and Korizena), 25% of the initial surface area will be relinquished, whereas for two (Gossey 2, Gountoure 2 and Lao), a special request was submitted to the Minister to keep the original surface area. In September 2018, a request for the exceptional extension of the second renewal for another three-year period was submitted to the Minister for Alkoma 2, Gomo 2, Lao Gountouré 2, and Gossey 2. The different grant decrees were approved on May 2, 2019. On November 24, 2021, Alkoma 2, Gomo 2, Lao

Gountoure 2 and Gossey 2 reached their end of renewal cycle. New applications have therefore been introduced on November 26, 2021 for Alkoma 2 and Lao Gountoure 2 (under respectively Belgou and Zargaloutane) after several discussions with the minister of Mines. The minister officially accepted to approve the application when received. Alkoma 2 and Gossey 2 were returned to the government. The fifth Essakane Exploration Permit (the “Korizena permit”) was also approved for renewal for a second three-year term on December 18, 2012, and 25% of the original area covered by that permit was relinquished. An application for a new permit on the relinquished area was subsequently filed and approved by the Minister on May 6, 2013 (Gaigou permit). On the same date, all of the taxes due were paid. On August 18, 2015, a request for extending the actual surface area of the Korizena permit for another three-year period was submitted to, and approved by, the Minister. In September 2018, a new permit request was submitted for Koritigui (former Korizéna) to the Minister for approval. The request was approved on April 23, 2020 by ministerial decree 13-020/MMC/SG/DGCM. The Gaigou permit was granted on May 6, 2013, by the ministerial decree 2013/000076/MME/SG/DGMGC, and subsequently renewed in late 2016. On March 29, 2019, the second renewal of Gaigou was approved by the Minister of Mines (decree 2019-99/ MMC/SG/DGCM). A total of 25% of the original surface was relinquished.

At the completion of the renewal process, the total surface area will be 547.506 square kilometres. The Gossey deposit is located on the Koritigui and the Lao Gountouré 2 permits.

iii)Type of Mineral Tenure

The Essakane Exploration Permits are in good standing. Pursuant to the Burkina Faso Mining Law, each mining exploitation permit application requires a separate feasibility study, but there is precedent in Burkina Faso for variations to this rule. The total entitlement of an exploration permit is nine years. Exploration permits are guaranteed by the Burkina Faso Mining Law, provided the permit holder complies with annual exploration expenditures and reporting requirements. The Burkina Faso Mining Law provides for an exploration permit to be superseded by a mining permit.

IAMGOLD acquired Orezone Resources Inc. (“Orezone Resources”) in 2009, and Essakane was transferred to IMG Essakane. A title opinion prepared by a lawyer in Burkina Faso, dated February 23, 2009, confirmed that six exploration permits for the property comprising Essakane, as well as an industrial large gold mine exploitation permit, were granted by the Minister under the mining laws of Burkina Faso to, among other subsidiaries of IAMGOLD, IMG Essakane is a Burkinabé company created for the purpose of developing and operating Essakane. The entity’s name was changed to “IAMGOLD Essakane S.A.” on July 5, 2012. The Company owns 90% of the outstanding shares of IMG Essakane, while the Government of Burkina Faso has a 10% free-carried interest in the outstanding shares of IMG Essakane The Government of Burkina Faso also collects a royalty of between three and 5%, depending on the current price of gold, and various other taxes and duties on the imports of fuels, supplies, equipment and outside services as specified in the Burkina Faso Mining Law.

iv)Essakane Mining Convention

In July 2008, the mining convention (the “Essakane Mining Convention”) for Essakane was signed by the Government of Burkina Faso and IMG Essakane. Pursuant to a condition contained in a bridge loan facility agreement entered into by Orezone Essakane Limited, IMG Essakane was required to re-execute the Essakane Mining Convention in September 2008. The Essakane Mining Convention acts as a stability agreement in respect of mining operations by, among other things, transferring the state-owned mineral rights to a mining company. The Essakane Mining Convention clarifies the application of the provisions of the Burkina Faso Mining Law with respect to IMG Essakane by describing the Government of Burkina Faso’s commitments and operational tax regime and the obligations of IMG Essakane to the Government of Burkina Faso. The Essakane Mining Convention cannot be changed without the mutual agreement of both parties. Pursuant to the Essakane Mining Convention, IMG Essakane is to carry out its operations in furtherance of, and in accordance with, the 2007 Essakane FS and the EA. The Essakane Mining Convention is valid from the date of its signature by both parties for a period of 20 years and is renewable for the full life of the Essakane Mining Permit. Thereafter, the Essakane Mining Convention is renewable at the request of either of IMG Essakane or the Government of Burkina Faso for one or more periods of 10 years each, subject to the provisions of the Burkina Faso Mining Law.

The Essakane Mining Convention stabilizes and governs specific details relating to fiscal policy, taxation, employment, land and mining guarantees, customs and currency exchange regulations and environmental protection in accordance with the Burkina Faso Mining Law.

In accordance with Burkina Faso’s statutory requirements and international best practices, the ESIA had been submitted to the Burkina Faso Minister of the Environment on August 8, 2007. After review and public consultations, the environmental permit (the “Essakane Environmental Permit”) for Essakane was issued by the Minister of the Environment on November 30, 2007.

As the Gossey deposit is at an early stage, no environmental, permitting, and social or community impact studies have been carried out.

v)Accessibility, Climate, Local Resources, Infrastructure and Physiography

Essakane and specifically the area surrounding the EMZ deposit are characterized by relatively flat terrain sloping gently towards the Gorouol River to the north of the EMZ deposit. The average elevation over the mine site is 250 metres above sea level. Vegetation consists mostly of light scrub and seasonal grasses. Access to and from the capital Ouagadougou is by paved road and then by laterite road and within the exploration permits, access is by way of local tracks and paths. Deforestation has been significant, particularly in the area surrounding the original village of Essakane.

There are no major commercial activities in the area surrounding Essakane and economic activity is confined to subsistence farming and artisanal mining. There are no operating rail links and all transport is by road or by air using an aircraft owned and operated by IMG Essakane The climate is typically hot, sunny, dry and somewhat windy all year long, with the temperature ranging from 10oC to 50oC. A wet season occurs between late May and September, with mean annual rainfall of approximately 397.5 millimetres. Surface rights in the area of the Essakane Mining Permit belong to the State of Burkina Faso. Utilization of the surface rights is granted by the Essakane Mining Permit under condition that the current users are properly compensated. Electricity to the EMZ deposit is supplied by on-site heavy fuel oil generators and solar power; satellite communication is also available at Essakane. Water is pumped from wells (boreholes) in sufficient quantities for exploration drilling and the mining camp. A 26 MW power plant, fueled with heavy fuel oil, was built for the first production phase. Another 31 MW of capacity was added in 2013 to power the expanded milling circuit. In 2018, a photovoltaic solar farm was commissioned. This power plant provides 15 MW to Essakane without any carbon-emission and helps reduce the mine’s reliance on fossil fuels. The main sources of water are the Gorouol River during the rainy season and well fields around the Essakane pit and near the Gorouol River.

IMG Essakane initiated local training programs for artisans and unskilled labour was sourced locally with skilled labour drawn from Burkina Faso at large. Up to 150 expatriates from North America and Europe were required in the initial years of production, but that number decreased as Burkinabé workers acquired the expertise and experience to replace the expatriate employees.

The TSF is located southwest of the open pit mine and processing plant. The main mine waste storage facility is located east of the open pit mine. Other waste disposal sites are being considered for future use.

vi)History

The EMZ deposit has been an active artisanal mining site since 1985. Heap leach processing of gravity rejects from the artisanal winnowing and washings was carried out by Compagnie d’Exploitation des Mines d’Or du Burkina (“CEMOB”) during the period from 1992-1999. From available records located in Burkina Faso, CEMOB placed 1.01 million tonnes of material at an average grade of 1.9 g/t Au and achieved 73% recovery. It is estimated that 3,300,000 ounces of gold have been extracted from the local area since 1992. At its peak, up to 15,000 artisanal miners worked the EMZ deposit.

The Bureau des Mines et de la Géologie du Burkina undertook regional mapping and geochemical programs and arranged and financed the program of heap leach test work between 1989 and 1991. The heap leach facility was constructed in 1992 and produced 18,000 ounces in 1993, but averaged between 3,000 and

5,000 ounces per year. Efforts were also made to leach saprolite from the EMZ deposit, but based on verbal accounts, leaching failed because of high cement consumption and solution blinding in the heaps.

CEMOB was granted the Essakane mining exploration permit in 1991. The permit covered most of the area, which is now included within the Essakane Mining Permit (excluding the Gomo permit). BHP Minerals International Exploration Inc. (“BHP”) assisted CEMOB and explored the area from 1993 to 1996 under a proposed joint venture earn-in. BHP excavated and sampled 26 trenches (for 4,903 metres) along the EMZ deposit. Scout RC drilling was completed (including on the Falagountou and Gossey prospects), followed by RC drilling (7,404 metres of vertical holes on a 100 metre by 50 metre grid) and a few DD holes (1,462 metres) in the main area of artisanal mining on the EMZ deposit.

Upon CEMOB going into liquidation in 1996, Coronation International Mining Corporation (“CIMC”) secured title and in July 2000, six new Essakane licenses were granted to CIMC. In September 2000, CIMC entered into an option agreement with Ranger Minerals (“Ranger”) pursuant to which Ranger undertook an exploration program, focusing on intensive RAB and RC drilling of an oxide resource between October 2000 and June 2001. RAB drilling (12,867 metres) was used to locate drill targets at Essakane North, Essakane South, Falagountou and Gossey. Follow-up RC drilling at the EMZ deposit amounting to 22,393 metres was completed along with 1,070 metres of DD on twins and extensions. Ranger mapped and sampled veins in the BHP trenches.

In April 2007, Orezone Resources, Orezone Inc., Orezone Essakane Limited, Gold Fields Essakane (BVI) Limited (“GF BVI”), Orogen Holdings (BVI) Limited and Essakane (BVI) Limited entered into a members’ agreement and also set out the terms and conditions on which the parties would form a joint venture. GF BVI earned a 50% interest in Essakane (BVI) Limited by spending the requisite $8 million on exploration. It increased its ownership to 60% in Essakane when it gained a further 10% interest in Essakane (BVI) Limited after Essakane (BVI) Limited completed the Essakane Feasibility Study on September 11, 2007. In October 2007, Orezone Resources entered into an agreement with GF BVI to acquire its 60% interest in Essakane in consideration for $200 million, with $150 million in cash and $50 million in Orezone Resources shares. The transaction closed on November 26, 2007, and Orezone Resources became the operator and owner of a 100% interest in Essakane subject to the interest of the Burkina Faso government.

After obtaining the Essakane Environmental Permit, the Essakane Mining Permit was granted, which resulted in the transfer of Essakane to IMG Essakane

Orezone Resources was the project operator at Essakane from July 2002 through December 2005. The 2006 project development exploration program on the deposit was carried out by GF BVI and focused on quality of gold assay, quality of geological modelling and quality of Mineral Resource estimation. Commercial production started on July 16, 2010.

vii)Geological Setting

Essakane is situated in the Paleoproterozoic Oudalan-Gorouol greenstone belt in northeast Burkina Faso. The local stratigraphy can be subdivided into a succession of lower-greenschist facies meta- sediments (argillites, arenites and volcaniclastics), conglomerate and subordinate felsic volcanics, and an overlying Tarkwaian-like succession comprised of siliciclastic meta-sediments and conglomerate. Each succession contains intercalated mafic intrusive units that collectively comprise up to 40% of the total stratigraphic section.

The region preserves evidence for at least two regional deformational events. D1 structural elements such as the Essakane host anticline are refolded by a series of North-Northeast-trending F2 folds. Later localized deformation occurs near the margin of a calc-alkaline batholith in the south of Essakane. The Markoye fault trends North-Northeast through the western portion of Essakane and separates the Paleoproterozoic rocks from an older granite-gneiss terrane to the west.

The Korizéna prospect is situated approximately 10 kilometres west of the Essakane deposit and is the southern continuity of the Gossey deposit. Both have similar geology.

The geology of the Gossey deposit includes sequences of detrital sedimentary rocks (quartz-arenites, quartz- feldspathic sandstones, fine to microconglomeratic lithic sandstones with polygenic clasts, lithic sandstones with pelitic fragments, greywackes, argillites/ graphitic siltstones) interbedded with igneous rocks (gabbro, diorite, gabbro-diorite, andesite) mainly arranged as sills and dykes (Allou et al. 2013). Structurally, this prospect is controlled by the Markoye fault especially its branch named the Gossey-Korizéna shear zone. The Markoye fault is a regional structure close to the prospect characterized by a predominantly NNE-SSW reverse directional sinistral shear corridor. The main deformation structures observed on this corridor are schistosity and shear planes. The effect of weathering makes it very difficult to measure these in the field. These measurements were mainly carried out on the oriented core and confirmed that the schistosity planes were parallel to the stratification. A more detailed analysis of these planes (stratification and schistosity) by zone reveals a progressive flexure of the orientations, going from the NNE-SSW with dipping an average 60° east in the north, towards the NE-SW with a dip subvertical and slightly inclined westwards to the south (Allou et al. 2013). In addition to this schistosity, other structures are observed: asymmetrical sheared quartz veins (boudins), tension veins arranged in echelon and sigmoid clasts. This corridor is also marked by quartz veins of decametric size and oriented from N10° to N40°. Sometimes these veins are parallel to the shear corridor and have a brecciated structure characterized by crushed quartz taken from siliceous cement.

i)Mineralization

The EMZ deposit is an orogenic gold deposit characterized by quartz-carbonate stockwork vein arrays and is hosted by folded turbidite succession of arenite and argillite. Gold occurs as free particles within the veins and is also intergrown with arsenopyrite +/- tourmaline on vein margins or in the host rocks. The gold particles occur without sulphides in the weathered saprolite. The gold is free-milling in all associations.

The vein arrays are complex and consist of: (i) early bedding parallel laminated quartz veins, (ii) late steep extensional quartz veins, and (iii) pressure solution cleavage (with pressure solution seams normal and parallel to bedding).

Alteration in the host arenite unit typically consists of a sericite > carbonate > silica ± albite ± arsenopyrite ± pyrite assemblage. Arsenopyrite and pyrite occur within and adjacent to quartz veins or are disseminated throughout areas of wall rock alteration. Traces of chalcopyrite, pyrrhotite, galena and hematite can occur with the arsenopyrite. Gold occurs as free particles within the veins and also as intergrowths in arsenopyrite on vein margins or in the host rocks.

The Gossey deposit mineralization is mainly hosted in sandstone to conglomeratic sedimentary formations along contacts with basic to intermediate intrusive dykes, and rarely within these intrusive units. Gold mineralization is also associated with quartz-vein (brecciated, banded, sheared, and as boudins) systems present in highly silicified zones and accompanied by sulphides.

At the Wafaka deposit, gold mineralization appears to be controlled by a series of shear zones and occurs in a network of parallel fracture systems associated with calcite and quartz within strongly deformed and hydrothermally altered turbidite rocks. The contact between the sedimentary sequences and the dioritic intrusion (dykes and sills) sometimes contains gold.

Drill cutting and core observations have confirmed that the gold mineralization in the Falagountou West deposit is structurally controlled, hosted in sheared and brecciated zones in the hanging wall contacts between sedimentary and intrusive rocks along a north-northwest to north trend. Gold is associated with quartz veins and is found disseminated in the wall rock as well. There is a strong spatial relationship between the gold mineralization structures and the swarm of intrusive dykes that intrude the sedimentary sequence, suggesting that part of the fluid responsible for the gold deposition may have been exsolved from the dioritic magma during its emplacement. The alteration assemblage encountered is silica-calcite-chlorite. Pyrite and arsenopyrite are the main sulphide minerals observed to date, both in sedimentary rocks and in the dioritic dykes.

The Lao deposit is the southern extension of EMZ. The geological setting of this deposit is almost similar to EMZ. It is composed of alternating sequence of argillite and arenite intercalated by intermediate to mafic sills and crossed by some late dolerites dykes. The main structure seems to be a North-East dipping recumbent fold. The gold mineralization is associated with zones of complex networks of fractures systems filled by quartz and quartz-carbonate. The hydrothermal alteration is composed of silica, carbonate and sometime chlorite and epidote. Also pyrite is observed associated to gold.
Exploration

Essakane has been explored since the 1990s by geochemistry sampling, mapping, trenching, Aster/Landsat image analysis and interpretation, geophysical surveys, and drilling. Exploration prior to the Company’s ownership is described in Section 6 of the Essakane Report.

Trenching

In the early 1990s, CEMOB excavated five trenches for a total of 705 metres. An additional 4,903 metres of trenching was completed by BHP in 1993 to 1996.

Geophysics

The first airborne geophysical survey reported in the area was an aeromagnetic/radiometric survey commentated by BHP over the both Essakane Exploration Permits and Essakane Mining Permit areas in 1995.

Between November 26, 2009 and February 10, 2010, a total of 30,407 line-km was flown over the Essakane Exploration Permits and the Essakane Mining Permit by South African contractor Xcalibur Airborne Geophysics for a high resolution magnetic/radiometric survey. Total and vertical gradient magnetics along with uranium/potassium/thorium (U/K/Th) radiometrics were recorded. Two induced polarization areas were surveyed by Sagax Geophysics in 2010: one immediately north of the EMZ deposit and the other immediately south.

During April 2017, two areas were covered by a helicopter borne geophysical survey of VTEM Plus (Versatile Full Waveform Time-Domain Electromagnetic) carried out by GEOTECH Airborne Geophysical surveys.

The two survey areas (Tin-Taradat-Gossey-Korizéna block and Gourara block) are located approximately four kilometres south and seven kilometres west of the Property. The survey areas were flown in an east- west (N100°E azimuth) direction for the Tin-Taradat-Gossey–Korizéna block and east-west (N90°E azimuth) direction for the Gourara block with traverse line spacing of 100 metres. Tie lines were flown perpendicular to the traverse lines at a spacing of 1,000 metres.

A total of 2,674 line-km covering 238 square kilometres and 341 line-km covering 30 square kilometres was surveyed over the Tin-Taradat-Gossey-Korizéna block and the Gourara block, respectively.

Geochemical Sampling and Regolith Mapping

Geochemical sampling, which involved assaying for gold and arsenic, conducted in the area successfully located potential targets for follow up pitting and drilling.

A regolith map was completed during the soil sampling process. Outcrop is limited and there is an extensive cover sequence of residual soils and transported material. The southern permits are characterized by a higher proportion of outcrop.

From 2001 to 2004, Orezone Resources collected pisolith samples over the major prospects of area surrounding Essakane. A follow up of the anomalies by AC drilling was executed in 2007, after Goldfields joined Orezone Resources.

Since 2010, Essakane Exploration SARL has conducted several campaigns of regional shallow and deep follow up AC drilling over a large portion of the exploration permits with the aim of finding gold mineralization masked by transported material and were, therefore, not able to be located by conventional geochemical sampling.

IMG Essakane’s drilling objectives include infill drilling to upgrade Inferred Mineral Resources, expand the resource inventory, gain a better understanding of the geology and controls of mineralization to advance geological modelling, and improve the quality of assay samples.

At the EMZ deposit, most DD holes targeted Inferred Mineral Resources below the EMZ pit and along the deposit’s northern, southern, and down-dip extensions.

DD results were positive on the EMZ deposit with continuity of mineralization demonstrated at depth along the east limb of the deposit in the northern sector of the pit, as well as in the southeast end of the pit. EMZ deposit mineralization is oriented north-northwest. The DD results were incorporated into the updated resource model as reported at August 31, 2019.

An infill RC and DD program conducted at the Falagountou West deposit confirmed lateral continuity of mineralization oriented mostly north-south as well as down dip extension which remained open.

In 2011, a drilling program on the Gossey deposit consisting of nine RC holes (1,072 metres) and ten DD holes (2,508 metres) was executed by IAMGOLD. This program resulted in the discovery of the Gossey-SE mineralized zone and the extension of the Gossey main zone. During the same year, 48 RC holes and 12 DD holes totaling respectively 5,723 metres and 2,846 metres successfully tested the southern extensions of the mineralized trend.

During the second quarter of 2017, an infill RC drilling program of 15,000 metres was proposed and implemented to upgrade the classification of the resource at the Gossey deposit.

In 2018, a second infill drilling program of 14,300 metres commenced testing for strike extensions of the Gossey deposit, to test grade continuity to a vertical depth of approximately 100 metres and convert Inferred Mineral Resources into Indicated Mineral Resources.

Satellite Imagery Interpretation

An interpretation of structural geology derived from Aster image and aeromagnetic data was carried out by the Orezone Resources exploration team. A number of fold axial traces observed have a spatial relationship with the main gold mineralization. These observations suggest that a significant proportion of the gold occurrences on the permits are associated with this folding event.

ii)Drilling

EMZ, Falagountou West, and Wafaka Deposits

Orezone Resources and GF BVI drilled 20,364 metres of oriented HQ diameter core between September 2005 and June 2006 for the project development and feasibility study program. IMG Essakane’s drilling objectives include infill drilling to upgrade Inferred Mineral Resources, expanding the resource inventory and better understanding the geology and controls on mineralization to advance geological modelling and improve the quality of assay samples.

Gossey Deposit

The first pass of conventional drilling over the Gossey deposit area was undertaken in 1995 by BHP. When Orezone Resources took over Essakane in 2003, they continued with a second pass shallow RC drill program from November 2003 to December 2004. IAMGOLD pursued the exploration activities over the Gossey project in 2012 with an extensive drilling phase with the goal of defining mineral resources.

During the second quarter of 2017, an infill RC drill program on a 50 metre x 50 metre pattern was implemented at the Gossey deposit. This drill program was completed during the third quarter of 2017, and a total of 15,254 metres (124 RC holes) were drilled.

In 2018, a second infill drill program of 14,300 metres commenced. The objectives of this Phase 2 drill campaign were to test for strike extensions of the deposit, test grade continuity to a vertical depth of approximately 100 metres and convert Inferred Mineral Resources into Indicated Mineral Resources. The drill spacing was reduced to 50 metres x 25 metres in mineralized areas. This program was completed during April 2018 and 14,284 metres (191 RC holes) were drilled.

iii)Sampling Method & Quality Control

EMZ, Falagountou West, and Wafaka Deposits

Most of the drill holes are sampled at one metre intervals. Core is sawed in two and one half is sent for assaying when the hole is either outside the MII pit shell or selected by the geologist. Otherwise, the entire length sample is crushed and pulverized. The entire sample is crushed to 95% passing two millimetres in a Terminator or Boyd crusher. It is then split in 12 parts in a rotary splitter and a 1.2 kilogram sub-sample is pulverized to 95% passing 105 microns with LM-5 or with LM-2 mills. A 1,000 g sub- sample is assayed by LeachWELL rapid cyanide leach over 12 hours with an AA finish. Initially, 10% of assays that returned over 0.3 ppm Au had their solid residues re-assayed using FA. This percentage was raised to 25% in 2016. In addition, 5% of assays below 0.3 ppm Au are re- assayed by FA. It is noted that all Keegor mills have been replaced with LM-5 mills; however, they are still available during rush periods. Since 2019, the following elements: Cg, S and As are assayed on 100% of samples collected.

All crushing and pulverizing rejects are returned to and stored at the resource development facility where 20% are later selected for check assaying at a commercial laboratory in Ouagadougou using the same protocol. Check samples are selected on the basis of the presence of arsenopyrite mineralization regardless of the original grade. It was found that choosing the check samples based on Essakane laboratory assay results alone resulted in a selection bias (i.e., over a long term, check samples, on average, returned lower values than the mine laboratory’s results).

Since the acquisition of IMG Essakane by IAMGOLD in 2009, all assays were carried out using the LeachWELL method on one kilogram samples followed with FA of the tails when the grade was higher than five g/t Au. However, the assaying protocol has been adjusted over the years to make it more appropriate as the understanding of the deposit increased.

RC drilling is carried out using 140 millimetre (5.5 in.) diameter holes with five metre sample intervals currently one metre. The seven kilogram field split is dried and pulverized to P95 of 500 microns in Keegor mills. Occasionally, when the sample is comprised of coarse particles, crushing is performed through a Terminator or Boyd Crusher prior to the pulverization stage. The sample is split in a rotary divider until two sub-samples weighing one kilogram each are obtained. One sub-sample is pulverized to P95 of 500 microns and 1,000 gram sample is assayed by LeachWELL rapid cyanide leach. Similar to the DD samples, 25% of samples grading above 0.3 ppm Au and 5% of samples grading below 0.3 ppm Au have their solid residues selected for re-assay using FA analysis method. Also, the following elements: Cg, S and As are assayed.

Approximately 20% of the crushed RC pulps are sent to ALS CHEMEX and SGS in Ouagadougou, for check assaying.

In 2014, revisions were made to the preparation protocols in order to address concerns raised by the Agoratek International Consultants Inc. sampling consultant. The main concerns addressed were the mass of RC samples and the pulverization size. On the initial protocol, the RC sample mass submitted to pulverization was 1.2 kilogram. Also, pulp duplicate are sent to the external laboratory instead of coarse duplicate. The quantity of water and the rolling time have been revised as well.

The revisions included changing the pulverization size from P90 of 75 microns to P95 of 500 microns for RC samples (to avoid flattening of coarse gold) and matching preparation and assaying protocols of the primary (mine) laboratory and the check laboratory, particularly concerning the amount of water used in the LeachWELL leaching stage and the time the bottles were rolled.

IMG Essakane is using a QA/QC system, which involves insertion of CRMs supplied by Rocklabs Limited and locally sourced blanks. The CRMs were selected based on the range of gold grades and type of material to be submitted to the laboratory (oxide or sulphide sample).

Standards (100 g weight) are inserted at a rate of one standard per 20 samples. Results for every batch of CRMs reported by the assay laboratory are assessed by IAMGOLD’s database manager prior to upload of any assay data into the SQL database. The average of the CRM results for each batch is reported to the laboratory manager in a qualitative way by e-mail (trends showing over or underestimation; evidence for poor instrumental drift corrections; differences occurring at operator shift changes, etc.). Records of these assessments are stored in the IMG Essakane database.

Blanks consist of coarse granite sourced from the west of Burkina Faso. They are inserted at a rate of one blank per 20 samples, mostly within the expected mineralized interval. Formerly, barren quartz was used as blank material. One kilogram bags of granite blank material are inserted into the sample stream and prepared in the same way as any other RC or DD sample.

The field duplicates insertion rate is one per 20 samples and 20% of pulps are selected for external laboratory checking.

The failure criteria are as follows:

• The standard is considered to have failed when it is outside ±3 standard deviations.

• Blanks are considered to have failed when the assay grade is greater than ten times the detection limit (D.L =0.001 g/t Au).

• Duplicate precision has been recommended after the construction of a ranked Half Absolute
Relative graph.

In respect of sample security, following IAMGOLD’s acquisition of Orezone Resources and Essakane in 2009, all drill samples were collected under direct supervision of the project staff from the drill rig and remained within the custody of the staff up to the moment the samples were delivered to the Essakane laboratory.

Samples, including duplicates, were delivered from the drill rig to a secure storage area within the fenced Essakane core facility. Then blanks and certified reference materials were inserted. Chain of custody procedures consisted of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory. Sample security has relied upon the fact that the samples are always attended or locked in appropriate sample storage areas prior to dispatch to the sample preparation facility.

The internal laboratory quality control protocol is robust and sample turnaround is within the acceptable range. The sample preparation, analysis and security procedures at Essakane are adequate.

Gossey Deposit

Samples were collected every 0.5 metres (around 10-20 kilogram each) and weighed at the drill rig. Once transported to Essakane, a one metre composite was formed by combining two 0.5 metre samples. This was subsequently reduced in size through a 1-tier, 50:50 riffle splitter to produce a final split for the laboratory weighing approximately five kilogram, with a coarse reject preserved for archiving. The remaining material was discarded after a small portion was retained for the chip tray.

The insertion of QA/QC samples into the sample stream was completed in accordance with protocols developed for Essakane. The purpose of submitting QA/QC samples is to ensure the integrity of the assay data, by drawing attention to any erroneous or suspicious laboratory results, and ensuring an auditable trail is available if any issues arise.

All samples were analyzed by the mine site laboratory, which was toured by G Mining Services Inc. (“GMSI”) in March 2018. Approximately 10 to 20% of the regular sample pulps were sent to an external laboratory (SGS Ouagadougou) as intra-laboratory umpire check assays.

The QA/QC sample protocol results in a batch of 24 samples sent to the laboratory containing at least one blank, one standard, and one field duplicate. When a standard fails (result is greater than 3SD of the certified value), the 10 samples before and after the failed sample (21 in total including the failed sample) are reanalyzed.

All standards for the 2017 and 2018 drilling campaigns at the Gossey deposit were sourced from Rock Labs. G Mining Services Inc. notes that the Rock Labs CRMs quote an assigned value for the FA technique; however, the Gossey samples were analyzed using the LeachWELL technique. Due to the difference between the two analysis methods, some deviations in the overall mean values could have occurred.

Of the non-blank CRMs inserted into the sample stream, approximately 54% contained oxide matrices, and the remaining 46% contained sulphide matrices. All relevant data was recorded on a sampling sheet and sample IDs were assigned accordingly to each one metre composite. The sample sheet includes the insertion of QA/QC samples.

All sampling data is captured in Microsoft Excel and is transferred daily onto the Data Coordinator’s computer. This data is subsequently imported into the central database (DataShed) either directly, or via the data input software (Logchief).

GMSI representatives toured the Essakane laboratory in March 2018 to oversee the sample preparation and assaying techniques applied to samples from the Gossey deposit. The laboratory was considered to meet the specifications required for reporting under the 2014 CIM guidelines and assay data produced are considered suitable for inclusion in the estimation of Mineral Resources.

The following procedure was observed for assaying RC samples for the Gossey deposit:

•Sample weighing and drying at 105°C.
•Pulverization of entire sample (five to seven kilograms) in a Keegor pulverizer to P95 at 500 microns.
•Splitting of pulverized sample using a rotary splitter to obtain a one kilogram split for assaying.
◦Analysis using the LeachWELL techniques:
◦Two parts water to one-part sample (two litres of water).
▪Addition of one LeachWELL tablet.
▪Leach time of 12 hours, ensuring that the pH remains above 10.5.
•Decanting time of one hour, homogenization of the solution for seven minutes and final AA spectroscopy finish of the solution.
•20% to 30% of the residues are analyzed by FA where the grade is > 0.3 gram/ Au:
◦Residue is filter-pressed, washed, and dried at 105°C.
◦Residue is rotary split to obtain a 50 gram sub-sample.
◦Typical FA route and AA spectroscopy finish QA/QC sample analysis results for the 2017 and 2018 drill programs were provided to GMSI for review as part of the Mineral Resource for the Gossey deposit. No QA/QC data was made available to GMSI for the historical data.
Fifteen various CRMs (14 certified standards, one uncertified blank) were routinely inserted into the sample stream at a rate of two per batch of 24. In addition, quartz blanks used to wash the Keegor pulverizers were analyzed to detect any contamination. The various CRMs contain grades ranging from very low-grade (0.077 g/t Au) to high-grade (5.96 g/t Au) and represent either oxide or sulphide matrices. Geologists from Essakane consider any CRMs falling outside of three standard deviations as a failure, which resulted in reanalysis of the batch by the laboratory.

Blank performance is considered good, with both the Keegor blanks and the blanks inserted into each batch (2,134 in total) returning acceptable results, with only two instances where the detection limit (0.001 g/t Au) was achieved.

Overall performance of the oxide CRMs (OXA131, OXC129, OXC145, OXD144, OXF125, OXH122, and OXJ95) is considered acceptable, with the vast majority of samples falling within the three standard deviations supplied by the provider of the CRM. More variability was observed in the 2018 drilling for the low-grade (0.205 g/t Au) CRM OXC129; however, the results still centre on the expected certified value.

Overall performance of the sulphide CRMs (SH82, SH69, SL76, SI64, SJ80, SK94, and SL77) is considered acceptable, with the vast majority of samples falling within the three standard deviations supplied by the provider of the CRM. The performance of CRM SL77 (high-grade, 5.181 g/t Au) was relatively poor for the 2017 drill campaign; however, the results for this CRM during the 2018 drill campaign improved significantly. GMSI notes that no low-grade sulphide standard was available for analysis. Ideally, a low-grade sulphide standard in the range of 0.2 – 0.5 g/t Au should be used to ensure the effective analysis of low-grade material.

Field duplicates were taken at a frequency of one for every 20 regular samples. Field duplicates are analyzed at the Essakane laboratory and were produced from the coarse rejects (during initial sample splitting). Due to the high-nugget gold nature of the Gossey deposit, it is expected that a certain proportion of the field duplicates will fall outside of the accepted limits.

For the 2017 and 2018 drill campaigns, between 10% and 20% of the original sample pulps were sent to SGS Ouagadougou as umpire check assays. SGS Ouagadougou followed the same analytical procedure as the Essakane laboratory, ensuring that the results are comparable. Only pulps with an original assay result of greater than 0.3 g/t Au were sent to SGS Ouagadougou.

xi)Data Verification

EMZ, Falagountou West, and Wafaka Deposits

Different procedures have been put in place to collect information depending on the exploration method used. In general, field collection of data is entered on paper forms at the drill site and is then transcribed into Microsoft Excel worksheets at the exploration office (one worksheet per hole).

Since 2013, field data has been entered directly into a laptop using Maxwell GeoServices’ LogChief geological database software and thereafter synchronized and transferred into the central database. This procedure is also followed for logging core and RC chips at the exploration office.

Data validation is carried out by the project or database geologist after all data entry for the hole has been completed. Another set of data validation (such as invalid from and to, out of range, or invalid type values) is run on the data once it has been imported into DataShed. A separate set of validation steps is followed for the assay data after it is imported into DataShed. All paper copies of logs and assay certificates in PDF and Microsoft Excel format are archived for future reference.

Prior to any resource estimation work, 20% of the content of the database is validated. Holes are randomly selected and the following fields are inspected for possible discrepancies: survey, assays, and lithology. Azimuth and dips are investigated for possible errors. The length fields of drill holes in the “Header” tab versus the final survey measurements are verified. A crosscheck of all samples of the selected drill holes is carried out between laboratory certificates and assay values in the GEOVIA GEMS database to make sure that all gold assay intervals match the laboratory certificates. Investigations are carried out on the lithological information as well.

Gossey Deposit

Drill hole information for the 2018 drill program at Gossey was provided to GMSI from the IMG Essakane geologists on May 10, 2018. The drilling database was provided as a single Microsoft Excel spreadsheet containing the various downhole tables (Collar, Survey, Assays, Lithology, Density, Hardness, and Alteration).

A total of 1,106 drill holes were available for grade estimation. The database was reviewed and corrected, if necessary, prior to final formatting for resource evaluation. The following activities were performed during database validation:

•Validate total hole lengths and final sample depth data.

•Verify for overlapping and missing intervals.

•Check drill hole survey data for out of range or suspect down-hole deviations.

•Visual check of spatial distribution of drill holes.

•Validate lithology codes.

A new weathering interpretation was provided to GMSI by the Company’s geologists that standardized the logging practices between the resource development team and the exploration team. This ensures that hardness is recorded consistently and that laterite, saprolite, transition, and fresh rock is clearly interpreted between sections.

Assay certificates (both PDF and csv versions) for all IMG Essakane drilling at Gossey since 2011 were available for review. Forty-nine analysis certificates were compared with the drill database to ensure that assay data was appropriately imported into the database. All assay results from the checked certificates agree with the stored database used for resource estimation.

GMSI personnel visited numerous drill collars from the 2018 drill campaign during the site visit between March 27 and March 31, 2018. In addition, artisanal workings were visited and the ongoing drilling was monitored to assess the drilling and sampling procedures. Drill collars were identified by a concrete base with the name of the drill hole engraved onto it along with the end-of-hole depth. Results of the QA/QC from the 2017 and 2018 drill campaigns were reviewed and found them to be within acceptable limits.

xii)Mineral Processing and Metallurgical Testing

Metallurgical Testing

Metallurgical testwork has been carried out on different samples of ore types from the EMZ deposit by international metallurgical laboratories since 1990. No metallurgical testwork has been carried out on the Gossey deposit; however, assays have been undertaken using the LeachWell method, which gives an indication of any refractory material within the sample. It was determined, in the early stages of the development of Essakane, that heap leaching process would not be feasible. Therefore, a conventional crushing, milling, gravity concentration and CIL gold plant was justified at Essakane.

Since 2009, additional testwork was completed, the results of which were used to refine the process design parameters for the 2014 plant expansion and to assess the amenability of Falagountou ore to Essakane’s gold extraction method.

Extensive leaching tests were conducted on the various ore types. A common characteristic of Essakane’s ore is slow leaching kinetics if the whole ore is subjected to cyanidation without removing the coarse gold particles in a gravity concentrate.

Accordingly, gravity concentration was considered necessary for the Essakane CIL plant.

Optimization studies, focused on grind size and recovery versus operating costs, concluded that the economical optimum grind size for fresh rock was a P80 of 125 microns. The presence of activated carbon during leaching showed improved leaching kinetics and recoveries. This observation led to the use of a Leach-CIL circuit as opposed to a Leach-CIP circuit.

As part of the plant expansion program, additional metallurgical testwork and ore characterization were carried out at SGS Lakefield Research Ltd. (“SGS Lakefield”) during 2011. Comminution testwork was performed on fresh PQ drill core samples. The samples were found to be harder than those used for the initial plant design. Several gravity tests were carried out on the ore and confirmed a predicted gravity gold recovery of 45%. Leach tests were completed on the gravity tails and the run of mine ore. The results showed that a combined (gravity and leach) recovery of 92% should be expected with a 36 hour leach time. The estimated consumption was 0.4 kg/t for cyanide and 0.6 kg/t for lime after the planned leach time of 36 hours.

More recently, further consideration was given to new grinding technology and on Heap Leach potential. Laboratory testing was then conducted in three separate phases by Kappes, Cassiday & Associates (“KCA”). The details of the first two phases are discussed in the “Technical Report on the Essakane Gold Mine Heap Leach Pre-Feasibility Study, Sahel Region, Burkina Faso” dated June 5, 2018. The first phase of testwork completed by KCA included head analysis, coarse bottle roll leach tests, percolation testwork, compacted permeability tests, and column leach tests on two bulk grab samples from the EMZ deposit.

Based on the results from the first round of metallurgical testing at KCA, a second program was put together to have sufficient testing to be representative of the Argillite and Arenite rock types expected to be sent to the heap from the EMZ deposit. The second phase of testwork completed by KCA included head analysis, bottle roll leach tests, comminution testing, HPGR testing, percolation testwork, compacted permeability testwork, and column leach tests on composites from core samples taken from 27 metallurgical drill holes.

A third program was put together to improve upon the operational representativity taking also agglomeration into consideration and added testing on the turbidite rock type. The third program tested material crushed to represent open and closed circuit HPGR products and extended the leach time on the column tests. The third phase of testwork completed by KCA included bottle roll leach tests, HPGR testing, compacted permeability testwork, and column leach tests on selected composites from the second program, based on available material, and a turbidite composite.

The Company expects to make a decision with respect to the proposed future Heap Leach operation in 2022.

Mill Throughput

Ore is currently processed using two stages of crushing, SAG, ball mill grinding, pebble crusher grinding (SABC), gravity concentration, and a CIL gold plant. The 2008 updated financial statements proposed a process plant throughput rate of 7.5 Mtpa. During construction, some debottlenecking improvements were made to the design, resulting in a revised nameplate capacity of 9.0 Mtpa based on processing 100% saprolite ore. Due to further operational improvements, plant throughput has increased beyond the constructed design capacity.

Fresh rock CIL plant feed has gradually increased from 2012 onwards. To maintain gold production levels, with increasing proportions of fresh rock in the CIL plant feed, an expansion was completed in 2014. The objective was to double the fresh rock processing capacity from 5.4 Mtpa on a 100% fresh rock basis to 10.8 Mtpa.

The CIL plant expansion was commissioned in February 2014, and effectively doubled the fresh rock processing capacity. In 2020, a mill upgrade project was performed to increase mill throughput to reach 11.7 MTPA of fresh rock specific energy equivalent. The project was commissioned in early 2021 and permitted to reach mill throughput performance. No material from the Gossey deposit has been milled in the CIL gold plant.

Mill Overall Recovery

Metallurgical testing on drill cores and samples from Essakane’s CIL circuit was carried out by SGS Lakefield after the mill expansion to further understand the causes of the recovery variation while processing fresh rock. The metallurgical tests included gravity separation, CIL tests, preg-robbing validation tests, whole ore leach tests, intensive leach tests, and diagnostic leach tests, as well as investigating the effects of grind size.

The SGS Lakefield study in June 2015 indicated a risk for lower recovery related to the amount of graphitic ore present in future mining zones, according to the LOM. Consequently, IMG Essakane initiated several studies on the following initiatives to mitigate this issue:

•Oxygen addition to CIL: potential to decrease cyanide consumption, increase recovery, and increase leaching kinetics.

•Intensive leach process to treat gravity concentrate: will increase gold recovery compared to the original shaking table equipment.

•Optimization of the carbon profile in the CIL: will lead to a better management of the gold inventory in the CIL circuit and mitigate the preg-robbing effect.

•Options to use surfactants to blind graphite and mitigate the preg-robbing effect.

•Optimization of the gravity recovery: Increase the overall recovery (less gold exposed to graphite).

•Grinding without cyanide: Maximize the preg-robbing effect.

Metallurgical testing on representative samples from the Falagountou deposit was completed in May 2014 by SGS Lakefield. The metallurgical tests included assaying, mineralogy, gravity separation, and CIL testwork. The test program concluded that:

•Graphite content was low in all samples, as most of the elemental carbon is associated with carbonate material.
•Sulphur grade was low in the saprolite and transition samples, and slightly higher in the fresh rock samples.
•The fresh rock samples were categorized as relatively soft based on the Bond Ball Mill Work Index and had positive recoveries when treated in a gravity CIL circuit.
The average CIL gold recoveries used per rock type from the Falagountou and Essakane pits are as follows:

Rock Type	Essakane Pit Recovery (%)	Falagountou Pit Recovery (%)
Saprolite	95.0	95.5
Transition	92.8	93.5
Hard Rock	91.9	92.0

Note: the aforementioned recoveries are applied to leach well grades.

Geometallurgy Program

To reduce the impacts associated with the ore variability, a geometallurgical project was launched in 2016 to enhance ore management through a better understanding of the geology. All pertinent information will be incorporated in the block model by interpolation of different parameters in relation to the gold recovery in the CIL plant.

The geometallurgy program is constantly evolving and two new graphitic carbon and sulphur analyzers were purchased and installed in the assay laboratory and are used to analyze mill tails samples. Onsite testing of plant and grade control samples for graphitic carbon and sulphur analysis are now carried out on a regular basis in the assay laboratory. Good correlations are observed between graphitic content and plant residues hence allowing for better operation reaction and better control.

Since 2019, resources development samples are also analyzed for Cg (%), this parameter is important to understand the ore body in term of recovery. A study is ongoing to integrate this new parameter on the next resource block model. For the short-term bloc model, a model was developed to predict the graphitic carbon contained in each ore packet. This model was developed with all graphitic carbon assays available from the grade control (>26 000 data points). This model is complementary to the one for gold. The short-term bloc model is progressively updated with these data, giving it more statistical relevance.

xiii)Mining Operations

Mining is carried out using a conventional drill, blast, load, and haul surface mining method with an owner fleet. The annual mining rate was 60.4.5 Mt in 2021 with a stripping ratio of 2.65. Approximately 12.95 Mt of ore at an average grade of 1.31 g/t Au for a total of 457,286 oz of gold were produced in 2021. Currently the mining plans are limited to the Essakane main pit and its Gorouol satellite pit.

The Falagountou, Wafaka, EMZ North satellite pits that provided additional ore and operational flexibility are currently mined out. The North satellite pit is currently being used as a reservoir while the Wafaka and Falagountou pits are currently undergoing final closure studies.

Various ore stockpiles, sorted per type (saprolite, transition, or fresh rock) and grade (marginal, low, and high grade), are located to the west of the main pit, just north of the primary crusher. Water runoff from the ore stockpiles and WRDs is collected in ditches and diverted to catchment basins where the runoff is pumped to one of the bulk water storage reservoirs near the TSF. Other mining infrastructure includes a mine office complex (mine offices, change houses, and canteens), an equipment workshop with overhead cranes integrated with the main warehouse, external wash bays, a blasting and explosives compound, including magazines, a diesel storage and dispensing facility, and a drill core storage facility.

The mine village was built from prefabricated structures and this village was initially used as the construction camp. The site has a satellite communications system. Two office complexes are located in the Essakane area to service mine operations, maintenance, and administrative services. The main warehouse is attached to the mine maintenance shops and includes a sizeable storage yard.

General services are an essential component to the success of Essakane. Because of the remoteness and complex logistics of Essakane coupled with the limited services available in Burkina Faso, the scope and extent of the general services department to support production is very substantial. There is no current infrastructure at the Gossey deposit.

IMG Essakane implemented two resettlement plans consistent with Burkinabé laws and best practices recommended by international organizations (e.g. the World Bank). The first plan started in 2008 (13,000 individuals and 2,981 households affected) and the second plan started in 2012 (3,208 individuals and 555 households affected). In both instances, memorandums of understanding were signed and resettlement follow-up committees comprising key representatives of affected villages and administrative authorities were created. These committees meet on a monthly basis to follow up on the progress of the two resettlement action plans.

As part of a community investment plan, socio-educational infrastructures are being built (wells, medical centres, schools, etc.). Programs to fight malaria and HIV/AIDS and increase road safety awareness, were developed for the benefit of neighbouring populations. Rural development activities (agriculture, animal husbandry, etc.) are primarily undertaken as part of a livelihood restoration program. Since 2014, a community investment program has been financing community projects through communal development plans. A program of village forests, tree nurseries and school tree copses has also been developed to promote environmental protection.

On January 10, 2020, IMG Essakane signed a contribution agreement with the Government of Burkina Faso, which commits the mine to contribute 1% of revenues annually towards a centrally-run community development fund (the “Burkina Community Fund”). Representatives of the Company will sit on the advisory committee, together with communities of interest in and around Essakane, which will have the authority to select and approve projects to be funded from the Burkina Community Fund for the benefit of the communities of interest in and around Essakane. Notwithstanding this new agreement, the Company will also continue spending on community relations activities beyond the commitment level established in the contribution agreement.

xiv)Production

The 2022 attributable production is estimated to be between 360,000 and 385,000 ounces of gold. The following table indicates operating information for Essakane for the last two years:

ESSAKANE	2021	2020
Gold production (ounces) 100%(1)	457,000	404,000
Ore milled (tonnes)	12,948,000	12,439,000
Grade milled (g/t Au)	1.31	1.18
Recovery (%)	84	86
(1)The production attributable to the Company in 2021 was 412,000 ounces and in 2020 was 364,000 ounces.

xv)Exploration and Development

RC and DD drilling have been conducted by IMG Essakane’s Resource Development Group since January 2010. From 1995 to December 31, 2021, a total of 4,019 RC holes (435,760 metres), 5,992 AC holes (52,795 metres), 368 holes pre- collared with RC then completed by DD (RCD) (70,654 metres), and 1,425 DD holes (348,148 metres) had been drilled at the EMZ, Falagountou, Gossey and Wafaka deposit areas.

IMG Essakane’s drilling overall objectives include infill drilling to upgrade Inferred Mineral Resources, expand the resource inventory, gain a better understanding of the geology and controls of mineralization to advance geological modelling, and improve the quality of assay samples.

At the EMZ Deposit, the 2021 RC Infill drilling campaign has been conducted over EMZ pit, mining phase 6 in aim to fill the lack of resources drill holes, achieve a better definition of gold mineralization. This program allowed to increase the confidence of the resources within the mining phase 6 of the pit. These infill results will be incorporated into the next resource model in 2022.
A geometallurgical campaign (1,103 metres) was realized in phase 4 to better characterize the ore for the next years of production. AC drilling was realized in the mine lease grassroot targets. ML1, 2 and 3 AC results showed some good anomalies on ML1, so a RC campaign was completed (50 metre deep hole) on ML1 to define these anomalies.

The 2022 resources development drilling campaign is planned to pursue exploration on the EMZ Pit mining phase 6 to de-risk the mineral resources. This program will reduce the drill spacing and increase the confidence in the existing Indicated category resources.

Also, resource development planned a campaign on the west side of the fold and also on LAO deeper below saprolite interface.

A total of 11,000 metres including AC, DD and RC drilling is planned to cover both EMZ phase 6 targets and Lao. The regional exploration group will continue to investigate.

GEM Prospect, located between Essakane and Gossey deposits, with the aim to following up clusters of gold and arsenic anomalies highlighted by the 2021 AC drilling which totaled 13,000 metres. A total of 2,000 metres of RC drilling is planned for 2022 and the execution is largely dependent on the security conditions. The objective of the exploration on GEM Prospect is to a substantial deposit that can increase significantly Essakane LOM.

xvi)Mineral Reserves and Mineral Resources

EMZ

Mineral Resources

The EMZ deposit resource estimation completed by GMining in 2020 used the results of three types of holes: (i) DD, (ii) RC, and (iii) RCD, for a total of 2,778 holes and 494,256 metres drilled. The December 2020 assay database, used in the current resource update, consists of 408,605 records including 358,595 assay results above gold limit detection with an average sample length of 1.16 metres, representing 476,429 assayed metres. Some 70% of the sampled intervals are one metre long while 28% are 1.5 metres in length. The remaining 2% of the sampled intervals range from 0.2 metres to 7.5 metres. Gold grades vary from 0.0005 g/t Au to 430.0 g/t Au with an average grade of 0.44 g/t Au.

Note that in the EMZ deposit, a total of 187 holes are not assayed and this includes abandoned holes, holes invalidated by the responsible QP due to failed QA/QC protocols, unsampled holes when the property changed hands, and holes excluded for other reasons. Even though the assay results from these holes have not been retained for estimation purposes, some valuable information such as lithological, structural, or density data was used for modelling. The modelling work was performed by IMG Essakane personnel. The last update of the wireframes was performed at the end of July 2020. New drilling information showed a good correspondence with the actual model. The modelling was carried out using GEOVIA GEMS version 6.8. Two surfaces of weathering were used in this resource estimate: the saprolite and the transition surfaces. They represent the bottom limit of the corresponding weathering zone. The surfaces previously used for the resource estimate have been updated with new hole information based initially on the density measurements, where available, and then by placing the limits midway between density values showing a change in the weathering zone. Where no density measurements were available or where interpretations were conflicting, the hardness information from the drill log, defined by the Brown Index, was used for weathering modelling. The hardness codes are categorized into Saprolite (S1, S2, S3, and S4), Transition (S5, S6, R0, and R1), and Fresh Rock (R2, R3, R4, R5, and R6).

The geological wireframes modelled for the EMZ deposit included the structural and lithological elements available in the database. The lithological model comprised units of arenite and argillite. Each unit was digitized as an individual layer juxtaposed one above the other. The units were divided into four parts, relating to the anticlinal fold axis, and identified as West or East flank units and according to their positions in the folds such as at the nose or the flank (geometric association). These units determined the main lithostructural domains. Following the EMZ deposit lithostructural model, the North Satellite area was modelled as the continuation of the northern extension of the EMZ deposit, an anticlinal folded sedimentary sequence gently plunging to the north. The upper unit contains the mineralization in the north. For the 2020 Mineral Resource, all of Essakane was modelled using the same sequence of domains.

The lithological and weathering codes were extracted from drill hole and solid intersections and later combined in the assay database to build the domain codes. Through their statistical analysis, IMG Essakane observed that typically the data displayed extreme skewness and high coefficients of variation separated by uninformed grade ranges. The assay outliers were examined on both log-probability plots and histograms. Grade capping was applied to restrict the influence of outliers in the composites used for grade interpolation. Capping levels are determined using rock type and position in the flank (east or west). A grade restriction was applied on rock codes in the second pass. The grade restriction was completed by GMining, a geostatistical consulting company, using the probability of transition for each domain. This restriction is then applied during the interpolation in the second pass.

The drill hole database coded within each interpreted domain was composited to achieve a uniform sample support. Considering the current bench heights of the mining operation (5 metre to 10 metre benches), the variance of the assay population, and the drill hole spacing, it was decided to composite the data with a regular 5 metre run length (down hole) within the limits of each interpreted domain using the capped value of the assay samples. Composites of less than one metre were excluded from the composite database.

The density database contained 29,651 measurements taken from DD and RCD holes. Some outliers were removed from the GEOVIA GEMS density database. From the density database, a total of 18,706 measurements, including values between 1.0 t/m3 and 3.58 t/m3 within the resource domains, were extracted for statistical studies. The median value of each domain was used as the default value in the block model, except for the domains that had less than 30 density measurements.

Mapping has highlighted at least three vein sets at the EMZ deposit. All vein orientations are mineralized and carry gold. Gold occurs as free particles within the veins and it is also inter-grown with arsenopyrite, either on vein margins, or in the host rocks. Disseminated arsenopyrite and gold mineralization rapidly decrease away from the veins. Direction in a small scale can be hard to identify. Variogram directions were mainly chosen in order to follow the global trend inside the lithology. For the east flank, the majority of the variograms are oriented using a dip of -45 degrees towards 060N and for the west flank the variograms are oriented using a dip of -70 degrees towards 060N. The direction was adjusted mainly in the nose of the flank. Variograms were computed in GEOVIA and done on the 5 metre composites.

Variograms were modelled for each 61 rock codes. Grade control drilling was used in the calculation of the variograms. This allowed a better definition of the first structure of the variogram. Grade control data were put on the same support and the comparison between the two sets of data did not show a bias.

Down hole variograms were used to confirm the nugget effect values. Variogram maps were produced to establish the main continuity direction. The models were fit in GEOVIA mostly with two spherical structures.

Generally, the nugget effect is approximately 20% of the total variance. The range is approximately 10 metres, which is considered to be small.

A single block model was constructed for the EMZ deposit, including South EMZ, EMZ, and North Satellite areas. The block model covers an area large enough to manage the open pit developments and WRDs. The block model was developed using GEOVIA GEMS version 6.8. The choice of block dimensions (10 metres x 10 metres x 10 metres) is based on the existing drilling pattern (25 metres x 25 metres or 25 metres x 50 metres in some areas), mine planning considerations (10 metre benches), current material selectivity, and the characteristics of the assay population.

The Weathering attribute was coded from the Saprolite, Transition, and Fresh Rock wireframes, and constituted a simple rock type attribute to be used in cases where a more detailed rock description is not required. A block was coded with a weathering rock code if 50% of its volume was located inside the weathering wireframe. The Weathering attribute was used as a background code for the Rock Type attribute. Then the wireframe constraints (weathering and lithostructural domains), presented previously, were used to codify the Rock Type attribute. A block was assigned a domain rock code if its volume was a least 33.3% inside this domain. In the situation where a block is located in multiple domains, in the fold hinge for example where many domains meet, the highest percentage of volume (above the limit) prevails, unless precedence applies.

An order of priority, defined as precedence in GEOVIA GEMS, was set to all domains. Domains were modelled as juxtaposed (no overlaps) wireframes. The rock codes attributed from the lithostructural domains were adjusted afterward with the corresponding weathering code. The adjustments were made on the last digit of the code as follows: 1 for Saprolite, 2 for Transition, and 3 for Fresh Rock. The domain 220, for example, yielded rock codes 221 for Saprolite, 222 for Transition, and 223 for Fresh Rock.

Default values determined from the median values, as presented previously, were first set into each domain. A density interpolation was carried out using an Ordinary Kriging (OK) interpolator in combination with flat search ellipses with dimensions of 100 metres x 100 metres x 50 metres (X, Y, Z). The results, where estimated, overwrote the background density values previously entered.

Grade estimation for the EMZ deposit was done using OK and 5 metre composites tagged by domain codes. The blocks are interpolated by domains (Target Rock Code) from composites coded within this domain only (hard boundary) or with other specified domains (soft boundary). The nature of the boundaries (soft or hard) between domains is largely derived from the statistical relation between composites’ domain populations. Estimation is carried out in three passes; however, only the first two passes are used for mineral reporting. The passes are anisotropic according to the main orientation of the lithology. The east flank is oriented at an azimuth of 60o with a dip of -45o, and the west flank is dipping at -70o. The first pass is 40 metres along the main azimuth and the dip 20 metres perpendicular to the bedding. The second pass respects the same orientation using 60 metres and 30 metres. The neighborhood is defined by a minimum of five samples and a maximum of 22 samples. A high grade restriction is applied in the second pass.

Classification was done following the 2014 CIM Definitions and Standards for Mineral Resources and Mineral Reserves. Mineral Resources have reasonable prospects for eventual economic extraction. Mineral Resources that are not Mineral Reserves do not demonstrate economic viability.

Based on these criteria, the resources have been classified according to a data search used to estimate each block. The main classification criteria are based on an estimation pass described below. In addition to these passes, a wireframe has been constructed in the west flank and at depth of the deposit to capture zones with lower geological confidence. This wireframe corresponds more or less to the turbidites of the west flank. The wireframe was also prolongate at depth to minimize the extrapolation of grade of the deepest drill hole in section. All blocks inside the wireframe were assigned to a lower classification. Additionally, all resource blocks must show reasonable prospects for eventual economic extraction. In the case of the EMZ deposit, the resource blocks were contained within a pit shell based on the mining costs, the metallurgical parameters, and the financial parameters used for the latest LOM plan.

Measured Mineral Resources were previously defined by blocks located within 10 metres of at least three holes, including grade control RC (GC) holes. However, the volume defined is so close to current work faces that they are fully depleted by the effective date of this Technical Report. Consequently, no Measured Mineral Resources were defined.

Indicated Mineral Resources encompassed all blocks estimated in the first estimation pass using composites from a minimum of three different drill holes within domains of soft and hard boundaries. Isolated inferred blocks inside the indicated zone were changed to indicated.

Inferred Mineral Resources corresponded to the blocks estimated in the second pass for which composites from a minimum of one drill hole were interpolated within domains of soft and hard boundaries. To establish a Mineral Resource estimate, an open pit development scenario is the most suitable due to the geology/ geometry, tonnage, and grade of the EMZ deposit. The deposit models were imported into Whittle to determine optimal pit shells based on the Lerchs-Grossmann algorithm. The method works on a block model of the orebody, and progressively constructs lists of related blocks that should, or should not, be mined. The method uses the values of the blocks to define a pit outline that has the highest possible economic value, subject to the required pit slopes defined as structure arcs in the software. For resource reporting, all blocks classified as Indicated and Inferred were utilized in the pit optimization process. This analysis requires several input parameters such as slope constraints, gold prices, process recoveries, and operating costs. A cut-off grade for each weathering type of mineralized rocks (saprolite, transition, and fresh rock) was determined in this process.

Information on Mineral Reserves and Mineral Resources is provided in Section 4 of Item III below. The Mineral Reserves and Mineral Resources estimates for Essakane can be found in the “Mineral Reserves and Mineral Resources of Gold Operations as of December 31, 2021” table below.

Mineral Reserves

Essakane is in operation and the mine design and Mineral Reserve estimate have been completed to an operational detailed level. The Mineral Reserve estimate stated herein is consistent with the CIM (2014) definitions and is suitable for public reporting. As such, the Mineral Reserves are based on Measured and Indicated Mineral Resources and do not include any Inferred Mineral Resources.

The EMZ deposit Mineral Reserve estimate includes a mining dilution provision of 10% for saprolite, transition, and fresh rock material. Dilution factors for the EMZ deposit have increased from 8% following an increase in variance in the resource model. The dilution tonnage is set at zero grade. The ore extraction rate, or mining recovery, is assumed to be 100%. This assumption is based on several years of operations experience and is supported by reconciliation studies and geological modelling.

Metal prices used for Mineral Reserves are based on consensus, long-term forecasts from the IAMGOLD corporate team, Essakane Technical Services, and Essakane financial groups. For Mineral Resources, metal prices used are slightly higher than those for Mineral Reserves. The reserve gold price assumption for estimating Mineral Reserves at December 31, 2021, is $1,300/oz. Other economic assumptions utilized to estimate costs and revenues such as fuel price, exchange rates, and royalty rates are based on historical values. The mine operating cost inputs for pit optimization are derived from current mining costs and productivity.

The lower cut-off grade of 0.33 g/t Au for fresh rock at the EMZ pit is due to it being suitable for heap leaching at the end of the mine life at a rate of 8.5 Mtpa. The split between heap leach ore and CIL ore for fresh rock is at 0.56 g/t Au. The heap leach material only comes from the EMZ area and stockpiles. The EMZ rock is stored in two stockpiles: the heap leach stockpile and the marginal rock stockpile.

The CIL plant metallurgical recovery assumptions for all deposits are fixed at 95% for saprolite and 93% for transition. Fresh rock has a metallurgical recovery of 91.43% on average; however, it is variable on feed grade. Metallurgical recovery for the heap leach was assumed at 67%.

The cut-off grade used for Mineral Reserves calculation are 0.37 g/t Au in the saprolite, 0.46 g/t Au in the transition and 0.56 g/t Au in the fresh rock.

Information on Mineral Reserves and Mineral Resources is provided in Section 4 of Item III below. The Mineral Reserves and Mineral Resources estimates for Essakane can be found in the “Mineral Reserves and Mineral Resources of Gold Operations as of December 31, 2021” table below.

Falagountou and Wafaka

The Falagountou and Wafaka deposits resource that provided additional reserves and operating flexibility are mined out and currently undergoing closure evaluations.

The QPs that prepared the Essakane Report were not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

The QPs that prepared the Essakane Report were not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate. There are no Mineral Reserves for the Gossey deposit.

xvii)Capital and Operating Costs

The capital cost requirement over the LOM includes the following:

•heap leach project capital expenditures at the end of the mining;
•resource development costs;

•capitalized waste stripping;
•sustaining capital expenditures (for cil plant and site in general);
•mine equipment additions and replacements;
•equipment overhaul costs;
•equipment capital spares;
•tailings dam capital expenditures;
•CIL plant upgrade project; and
•closure and remediation costs.
Total capital spending over the remaining LOM amounts to $558 million, representing $5.70/t processed (including heap leach) or $238/oz of gold sold. The total sustaining capital spending planned, excluding CWS (cash portion) in 2020 is $60 million out of a total of $299 million over the LOM. In 2020, Essakane’s capital cost, including CWS, is $167 million or $385/oz Au sold. The LOM mine sustaining capital costs are mainly related to the acquisition of mobile equipment, equipment capital spares, and equipment purchases ($18 million in 2022, $21 million in 2023 and $10 million in 2024), with the aim of renewing the aging fleet and supporting production until the LOM ends.

Total expansion capital is estimated at $139 million. A total of $6 million is included in 2022 for the RAP1, CIL plant upgrade and tailings upgrade. The total of $10 million related to RAP1 in 2023 and the heap leach project capital expenditures total $57 million in 2025, $57 million in 2026, and includes a sustaining capital cost of $8 million in 2028 for the heap leach pad extension.

Total CWS, inclusive of expansion capital stripping, is the largest capital element estimated at $259 million or $110/oz of Au sold over the LOM and represents 46% of the LOM capital cost. Capital waste stripping continues until 2024 after which all mining will be in ore until the end of the heap leach.

The distribution of capital expenditure over the LOM is as follows:

Essakane’s operating costs are estimated on the basis of the physical quantities of the mine plan, realistic equipment productivity assumptions, overall equipment efficiencies, and updated consumable prices. No operating costs have been estimated for the Gossey deposit.

Average mine operating costs over the LOM are estimated at $3.92/t mined and average $3.90/t mined over the next five years. The LOM schedule manages to keep the mining cost around the average throughout the years by carefully selecting waste storage locations, thus, minimizing haulage distances. An increase in mining cost is observed for the last three years of CIL operation (2024-2026), as all mining activities occur at a greater depth. Fuel represents $1.02/t mined and 0.96 L/t mined over the LOM, which represents 26% of the mine operating cost. The LOM and five year plan operating costs are outlined below:

Area	Units	LOM Average	Five Year Plan (2020-2024)
Mining	US$/t mined	3.02	2.88
CIL Processing	US$/t milled	11.71	11.59
Heap Leach Processing	US$/t milled	4.35	-
G&A	US$/t milled	4.27	-

xviii)Environment

A comprehensive monitoring program is in place (at all stages of the LOM) at the site, as well as in neighbouring villages. This program encompasses water quality monitoring (potable water, ground water, domestic waste water, surface water, and community wells water), air quality (dust, greenhouse gas emission), soil, noise, vibration, weather, follow-up and assessment of the community investment program (health, education, potable water access, agriculture, animal husbandry, etc.).

A Waste Management Plan (WMP) and a Biodiversity (fauna and flora) conservation plan were put in place according to national regulations and international best practices in this area. A mine closure plan is in place and is updated every 5 years. Progressive mine reclamation started in 2011 and will be intensified under the Falagountou reclamation project. Essakane is in a high water stress region; the operations do not discharge any process water and has water recycling rate around 60% to 70%.

Information on the estimated amount of restoration and closure costs for the property is provided in Section
5.2 of Item III below.

2.2West Africa: Senegal – Boto Gold Project

Unless stated otherwise, the information in the sections below are based upon the technical report (the “Boto Report”) entitled “Boto Optimization Study”, dated February 10, 2020 (effective December 31, 2019), prepared by Lycopodium Minerals Canada Ltd. (“Lycopodium”) and authored by former employees of Lycopodium (being Niel Morrison, Former Principal Process Engineer and Manochehr Oliazadeh, Process Manager); Reagan McIsaac, Senior Engineer, (Knight Piésold); Tudorel Ciuculescu, Senior Geologist (SLR Consulting (Canada) Ltd., formerly Roscoe Postle Associates); Luc-B Denoncourt, Project Manager (IAMGOLD Corporation); Philippe Chabot, Director, Mining (IAMGOLD Corporation). Reference should be made to the full text of the Boto Report, which is available for review on the Company’s issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Boto Gold project and surrounding exploration permits

i)Property Description, Location

Location and Access

The Boto Gold Project is located in the Kédougou Region (Saraya Department) in the southeast of Senegal. The Boto Gold Project is situated at the triple junction between Senegal, Mali and Guinea, bounded by the Balinko and Falémé Rivers.

Access to the Boto Gold Project from the capital city, Dakar, is by paved road to the town of Saraya (approximately 760 kilometres) and then by gravel/laterite road to the village of Noumoufoukha (approximately 80 kilometres). The Boto Gold Project exploration camp is situated 12 kilometres from the village of Guémédji.

There are no regular scheduled flights from Dakar to Kédougou, which is situated 135 kilometres by road from the Boto Gold Project. There are aircrafts that are available for charter from Dakar to Kédougou. In February 2016, the government of Senegal certified an 800 metre laterite airstrip roughly three kilometres southwest from the Boto Gold Project exploration camp. The airstrip is currently unusable due to rain damage during the wet season. The Company received the new certification on March 8, 2019, for a three-year period. The initial strategy for implementation of the Boto Gold Project was to commence early works to enable access to the site year-round. Early works include upgrading the main access road, commencing engineering related to a long lead item and initializing contracts relating to the construction/permanent camp carrying out additional geomechanical and hydrogeological drilling campaigns and the construction of the re-settlement village of Kouliminde.

Interest in the Boto Gold Project

The Company has several mineral rights in the region including the Boto Gold Project exploitation lease held indirectly by its subsidiary, IAMGOLD Boto SA. In December 2019, the Government of the Republic of Senegal approved the mining permit application and granted an exploitation permit for the Boto Gold Project for an initial period of 20 years principally under the provisions of Senegal’s 2003 mining code. The Boto Gold Project mining lease covers a total surface area of 148 square kilometres. IAMGOLD owns a 90% interest in IAMGOLD Boto SA., while the Government of Senegal has a 10% free-carried interest.

AGEM Exploration Senegal Suarl holds two exploration permits in the surrounding area consisting of the Boto West (Noumoukha) permit and the Daorala permit. The Bambadji exploration permit is located between the Boto mine lease and the Daorala exploration permit. Bambadji is under a joint venture agreement with Barrick.

AGEM Exploration Senegal Suarl holds an additional interest in the area through an option agreement with Oriole Resources PLC (formerly Stratex International Plc) for the Senala gold project in Senegal, consisting of a single exploration permit with an area of 472.5 square kilometres. The Senala Project is also subject to a potential royalty under this option agreement, the terms of which are summarized in the Boto Report.

Climate

The Boto Gold Project is located in a subtropical continental climate zone and is characterized by two seasons: a rainy (wet) season from June to October and a dry season from October to May. Exploration activities may be conducted year round, but during the wet season, the Kolia Kabe River (14 kilometres by road to the northwest of the Boto Gold Project exploration camp) floods and cuts off the road access at the Saroudia Bridge.

Infrastructure and Local Resources

There is minimal infrastructure at the Boto Gold Project site. Electricity is provided by diesel generators. Water is supplied by a well with a water treatment plant. There is some cellular telephone coverage. All equipment, supplies and fuel are transported by road. Most supplies, consumables, and fuel are sourced either from Kédougou or Dakar depending on availability. The village of Guémédji and some surrounding villages are a source of unskilled workers and produce. Skilled and professional workers are from Dakar.

Physiography

The Boto Gold Project property lies between 100 metres and 300 metres above sea level with generally low to moderate relief consisting of broad lateritic plateaus and eroded valleys. The vegetation is typical of a tropical forested savannah, with scattered trees (including baobab), scrub brush, elephant grass and bamboo.

ii)History

Prior to 1994, there is no known or recorded systematic mineral exploration. From 1994 to 1996, the first exploration activities were carried out by Anmercosa Exploration (“Anmercosa”), a subsidiary of Anglo American Corporation. Anmercosa conducted airborne geophysical surveys, collected regional geochemistry data through 7,591 soil samples, 22,740 termite mound samples and 406 stream sediment samples, and collected local geochemistry data through 7,469 soil samples and three rock samples. From

1997 to 1998, Ashanti Goldfields Corporation (“Ashanti”) completed exploration activities in a joint venture with AGEM. Ashanti conducted preliminary trenching and collected geochemical data through 1,941 soil samples, 998 termite mound samples, eight stream sediment samples and 79 rock samples. From 1999 to the present, AGEM has conducted all succeeding exploration activities on the Boto Gold Project property.

iii)Geological Setting, Mineralization and Deposit Types

Regional Geology

The Boto Gold Project is located in the West African Craton, in the south-eastern part of the Early Proterozoic formation of the Kédougou-Kéniéba inlier, which covers the eastern part of Senegal and western Mali. In the southern part, Lower Proterozoic Greenstone Lands are described as Birimian based on Kits (1928) in the Birim River Valley of Ghana. These terranes have undergone the effects of Eburneen Orogeny (a major tectonic event to the 2.1 Ga) and are found throughout the inlier of Kédougou-Kéniéba and the Leo- Man Shield, except in the extreme western parts where Archean terranes outcrop.

Birimian terranes include linear volcanic belts and alternating sedimentary basins in a northeasterly direction that are separated by granite intrusions and past gneiss. Rocks are generally metamorphosed in green shale facies, although amphibolite facies are locally observed in metamorphic granitic intrusions. The Kédougou- Kéniéba inlier is the exposure in the far west of the Birimian. The Kédougou-Kéniéba inlier is bounded on the west side by the Hercynian Mauritanide belt; on all other sides, it is uncomfortably overlain by the underformed upper Proterozoic sediments and the Early Phanerozoic rock of the Taoudeni, Tindouf, and Volta basins. The inlier can be structurally described as consisting of two volcano-plutonic belts oriented north to northeast (the Mako Series and the Falémé Series) and two intervening sedimentary basins called the Dialé-Daléma Group and the Kofi Series.

Local Geology

The Boto-Daorala and Bambadji concessions lie mainly within the eastern edge of the Dalema Group (within the Falémé Series formerly known as the Dalema volcano-plutonic complex), a volcanic-plutonic belt that is wedged between the Dialé Group and the Kofi Series, and separated from the latter by the north-south oriented lineament, known as the Senegal-Mali Shear Zone (“SMSZ”). It could be chronologically correlated with the Mako Series, but could also likely be slightly later. The most eastern part of the Boto Gold Project property is in the Kofi Series.

Property Geology

At the Boto Gold Project, the material near the surface consists of a layer of regolith, which varies in thickness and includes lateritic plateaus. Few rocky outcroppings are visible in the property. The Boto Gold Project can be divided into three north trending litho-structural domains (020˚ N) that are relatively well delineated in both induced polarization and magnetic surveys. From west to east, the three domains are Western Flyschoid Domain, Central Deformation Corridor, and the Eastern Siliciclastic Domain.

The western domain (often called the “western Pelites”) is dominated by a volcano-sedimentary assemblage containing tuffaceous rythmites and tuffs, black shales (or graphitic pelite), carbonate rocks, hypovolcanics (microdiorite, andesite, pyroclastic and magmatic breccia or agglomerate), and dioritic intrusions. Immediately east, the central Siliciclastic domain is dominated by a detrital assemblage composed of greywacke and sandstone (+/- quartzite), called the ‘‘Guémédji sandstone’’. It is unclear whether these sandstones/wackes are part of the Kofi / Dialé or of the Dalema unit. The exact stratigraphical relations with the surrounding units are not very obvious given the often important level of strain. However, the (westward/ upward) apparent increase in carbonate content near the contact with the main carbonate layer (also corresponding to the main tectonic break) would suggest that the Guemedji Sandstone be part of the Daléma Unit. The western and central domains are separated by a North-South trending high strain structure (010˚N) that is well defined in all geophysical data and very evident in drilling. This highly deformed sinistral-reverse corridor corresponds to a regional scale structural corridor that branches from the SMSZ. Lithologically, it is composed of fine schistose sediments that are carbonaceous in places and fine laminated sediments (+/- carbonates) that subtly grade into an impure marble.

Mineralization

The Boto Gold Project consists of four deposits, Malikoundi/Boto 2, Boto 5, Boto 4 and Boto 6, all of the late orogenic type. The late orogenic gold mineralization is typically associated with brittle-ductile deformation and is characterized by the association of Au, B, W, As, Sb, Se, Te, Bi, Mo, with traces of Cu, Pb, Zn. Mineralization at Malikoundi/Boto 2, Boto 4 and Boto 6 is associated mainly with chlorite-albite alteration. Gold commonly occurs as native gold or as fine inclusions within the base-metal sulphides or the gangue that consists of quartz, albite, carbonate, muscovite, pyrite, and tourmaline. Mineralization at Boto 5 is associated with a phase of quartz tourmaline veining, as well as pyrite and related bleaching. The mineralizing event was accompanied by biotite alteration and pyrite mineralization, and a small proportion of chalcopyrite, covellite, and chalcocite. The presence of arsenopyrite appears to be confirmed by recent XRF measurements.

Deposit Types

The orogenic gold deposits in the Birimian Province have been classified into three groups: Pre-, Syn-, and Post-orogenic. The characteristics of the Boto Gold Project mineralization are more similar to those of the post orogenic class. The Malikoundi/Boto 2, Boto 4 and Boto 6 deposits are hosted by a turbiditic sedimentary sequence, with mineralization concentrating along the contacts of the litho-structural domains. Turbidite-hosted gold deposits within the eastern Kédougou-Kéniéba inlier are controlled by north-northeast trending structures linked to the SMSZ and, occur within the vicinity of intersecting north-northeast and north-northwest structures. At the Malikoundi/Boto 2, Boto 4 and Boto 6 deposits, gold is typically associated with pyrite, which is either disseminated along fractures (crackle-breccia hosted type) or along brittle-ductile veins.

Alteration assemblages observed at Boto 5 differ from those at the other deposits. The Boto 5 deposit is hosted in a diorite dike that contains abundant endogenic albite or has been pervasively altered to albite. The host rock is highly deformed and contains a stockwork of quartz-tourmaline-pyrite veins. This style of brittle-ductile deformation and veining is consistent with an orogenic gold mineralization model.

iv)Exploration

The Boto Gold Project has been subject to exploration and development by AGEM since 1999. Early exploration consisted of geochemical soil, lag, rock and termite mound sampling; pit and trench sampling; geophysical surveys; and drilling. Exploration to date has defined the Malikoundi/Boto 2, Boto 5, Boto 6 and Boto 4 deposits. Additional activities have resulted in several other targets for further exploration.

Between 1999 and 2007, AGEM compiled the results of the work carried out by Anmercosa and Ashanti and carried out geophysical surveys. The early drilling program centred upon the discovery and delineation of Boto 5, as well as the initial drilling fences at the Boto 2-4-6 anomalies. After 2007, the Boto 2-4-6 targets were the object of infill drilling, as well as high resolution induced polarization gradient surveys. The 2012 campaign led to the discovery of Malikoundi to the north of Boto 2.

Following the discovery of Malikoundi, exploration activities focused on the development of Malikoundi with some follow-up exploration on Boto 5 and Boto 6 between 2013 and 2016. The 2016 exploration program consisted mainly of a DD campaign and various technical studies. Exploration drilling defined the extension of the mineralization in Malikoundi to the north and at depth. Geotechnical drilling was used to study the slopes on the east side of an open pit envisaged at the Malikoundi and was also used in the definition of mineralization. Definition drilling was used to define the extent of mineralization.

Exploration activities from 2017 to March 2018 were mainly focused on drilling to improve the definition of mineralization at Malikoundi/Boto 2 and Boto 5; cover the gap in drill information between Malikoundi and Malikoundi North areas; improve geotechnical characterization for the foundations of infrastructure; install piezometers and carry out tests for hydrogeological testing at Malikoundi/Boto 2 and Boto 5; deepen geomechanical and hydrogeological knowledge for pits at Malikoundi/Boto 2 and Boto 5, as part of the FS; define mineralization at Boto 6 on a 50 metre x 50 metre grid; and further explore new targets in vicinity of Malikoundi, more specifically, located to the East, West and Southeast.

From April 2018 to the end of May 2019, 5,727 metres of DD and 19,905 metres of RC have been drilled to test some of previous 2017 targets; to define the eastern trend of Malikoundi at 50 metres by 50 metres spacing; to define Boto 2 at 50 metres by 50 metres spacing with local infill at 25 metres by 25 metres; and for a condemnation drilling program for future infrastructure.

v)Drilling

Drilling at the Boto Gold Project has been conducted in various campaigns from 2000 to the present.

Throughout 2020, exploration activities focused on exploring selected high-priority resources, geochemical and geological targets in the vicinity of Malikoundi, Boto 5 and Boto 6, as well as testing extensive lateritic plateaus west of the permit as thick as 10 metres and known to mask NE structures that splay into the major Senegal-Malian shear Zone.

To date, a total of 21,890 metres of drilling has been carried out including 2,641 metres of DD and 19,249 metres of RC drilling, as well as 14,728 metres of AC drilling beneath of laterite undercover.

•DD program aimed at infilling beneath $1,200 pit shell to improve resources classification and test continuity mineralization at depth within the pit.

•RC program aimed at definition drilling of a North-South trend located east of the Malikoundi pit (Target 8) and resources development, which aimed at checking continuity and limits of orebody inside the Malikoundi pit.

vi)Sampling, Analysis and Data Verification

Sample Preparation and Analysis

The only known sampling types conducted prior to 1999 were surface geochemical sampling and grab sampling. From 1999 to 2004, sample preparation was carried out at the Karakaena Camp. QA/QC from 1999 to 2004 consisted of the insertion of duplicate samples, blank samples (blanks), and standard samples. During this period, preliminary preparation was carried out at the AGEM field laboratory before being submitted to a commercial laboratory. This field lab was under the supervision of an experienced technician.

From 2004 to 2007, for certain periods only, duplicates and blanks were used to do the QA/QC for RC, RAB, trench, and termite mound samples. Since 2004, no preparation has been made at the camp, other than splitting of the RC and RAB samples. The insertion rates of QA/QC samples at this time were a duplicate inserted in each batch of 10 samples and a local blank inserted in every 20th sample. No certified standard was used.

In 2007 and 2008, the QA/QC procedure was reviewed and new procedures were put in place. An internal validation of the samples pre-2007 was carried out by IAMGOLD and did not detect any significant sampling issues. The new QA/QC methods were applied to previous data from 1999 to 2007 and approximately 10% of the samples were re-analysed. From that point on, a validation procedure was systematically applied. Since 2009, all AGEM sampling campaigns have been using certified standards and blanks, in addition to taking duplicates and check assay samples. QA/QC results are monitored in each drilling program. Standard and blank samples are plotted against their theoretical value and scatter diagrams are created for duplicates and check assays. An assay batch is considered validated if the value received for the certified reference is within a range of ±15% of the mean certified value for that standard. The entire batch will be re-assayed if any certified standard does not meet this requirement. For blanks, any assay value greater than 10 ppb signifies a batch failure and the entire batch is re-assayed.

Until December 2013, all samples from the Boto Gold Project were being analyzed at the ALS Chemex laboratory in Bamako, Mali. Upon reception in the laboratory, samples were removed from the sample bags and checked against the chain of custody form and information was entered into the ALS system under an ALS file number. ALS inserted two internally certified standards and two blanks in each batch of 24 samples and analyzed duplicates on a regular basis. Internal laboratory QA/QC assessments were evaluated to ensure they meet the established standards.

Since December 2013, all Boto Gold Project samples were processed in the Véritas laboratory. Véritas is contacted when at least 800 samples are ready to be shipped. By the time Véritas picks up the samples from the camp, the number has usually risen to approximately one thousand. The vehicle carries the samples to the Kédougou preparation laboratory. Samples are sorted by batches of 200 and a given name. In 2016, Véritas stopped preparations in Kédougou and samples are currently prepared at the Véritas laboratory in Bamako, Mali. Pulps are subsequently sent to the Véritas laboratory in Abidjan, Ivory Coast, for assay.

Sample Security

The samples were transferred from the field to the camp only in the presence of a qualified and experienced technician. Drill core cutting, sample packaging and storage were carried out under the supervision of Boto Gold Project geologists and technicians. The core halves and the RC and RAB samples were packaged in sealed, plastic sample bags. A sample tag was placed in each bag of samples taken. It is the opinion of the QP that the sample preparation and analyses are adequate for this type of the deposit and that the sample handling and chain of custody are satisfactory and meet industry standards. The data is considered representative for the level of study presented. RPA concludes that the exploration, sampling practices, and resulting data are suitable for the estimation of a NI 43-101 Mineral Resource estimate.

Data Verification

RPA conducted a site inspection of the Boto Gold Project from May 29 to June 1, 2019. There was no drilling activity at the time of the visit. During the site visit, RPA personnel reviewed the deposit geology with the site geologists, visited the Boto Gold Project deposits, took GPS readings of collar positions, reviewed core from drilling with relevant intercepts, reviewed logging and sampling procedures and visited the site logging, sampling and storage facilities. During the visit, discussions were held with:

•Benoit Michel, IAMGOLD, Boto Gold Project Manager, Exploration.

•Philippe Biron, IAMGOLD, Senior Resource Geologist, Exploration.

•Guillaume Bredillat, IAMGOLD, Project Geologist, Exploration.

Drill core for the Boto Gold Project is logged, sampled, and stored in two locations: (i) at the Boto Gold Project exploration camp, situated approximately 12 kilometres due west of Malikoundi, and (ii) at the New Camp, situated approximately 1.5 kilometres west of the Malikoundi deposit.

The logging and storage facilities are appropriate. Logging was completed by geologists. The sampling is done generally for the entire length of the hole. The logging and sampling are conducted to industry standards. Core samples are stored in metallic core boxes, while RC samples are stored in rice bags.

Drill hole collars are typically marked by a cement cast around a four inch PVC pipe in the collar. The cement cast is inscribed with drill hole number, azimuth, dip and depth of drill hole. Many of these cement casts are showing signs of wear and, in some cases, breakage; however, most are still legible. Since the long grass is often burnt by the end of the rainy season, many of the PVC pipes are melted. RPA took readings of several collar position from holes in each of the Boto Gold Project deposits. There were three collars checked for Boto 5, three for Boto 6, and nine for Malikoundi – Boto 2. The RPA handheld GPS readings returned position values within five metres of the collar positions recorded in the drill hole database.

Core from six representative drill holes and chip boxes for three typical RC holes were reviewed. The logs presented sampling intervals and lithology description consistent with the core and RC chips.

RPA performed the database validation routine specific for GEOVIA GEMS on relevant tables in the drilling database and no errors were identified. Additionally, RPA checked for zero/extreme values in the collar table, missing or extremely long intervals, extreme high values, overlapping or out of sequence intervals, and visually inspected drill hole traces for unusual azimuths, dips and deviations.

The Company provided RPA with original assay certificates in digital format for Boto Gold Project samples. RPA focused on the certificates from 2010 to 2019 drilling campaigns (approximately 750 certificates), from which RPA randomly selected and compiled approximately 300 certificates. The compiled certificates matched approximately 20,000 samples from the drill hole database (15% of the database samples). RPA did not identify any differences between the independently compiled assays and the content of the resource database.

Typically, for deposits in the early stage of exploration, independent check assay samples are collected during the site visit from relevant intercepts to confirm presence of mineralization. Given the advanced stage of the Boto Gold Project, RPA did not collect check samples from the Boto Gold Project.

The QP is of the opinion that the database is acceptable for the purposes of resource estimation. In addition, the logging, sampling, and database management procedures follow industry standards.

vii)Metallurgical Testing

Extensive metallurgical testwork has been conducted on the Boto Gold Project ore deposits since 2013. The testwork results were analyzed and used for flowsheet development and inputs into the process design criteria. The testwork conducted in 2013 was a scoping level metallurgical test program. The testwork conducted in 2014 was a continuation of the previous scoping-metallurgical test program in 2013.

In 2015, the Boto Gold Project entered into its PFS phase. A sample selection exercise was also conducted during that time. The program began in 2015 with sample selection and grindability testwork, and ended with metallurgical testwork in 2016. In 2016, three master composites were submitted for metallurgical development testwork and 40 samples were submitted for gold extraction variability testwork. A gap analysis was conducted on the results to identify recommendations.

In 2017, the Boto Gold Project entered into its FS phase and metallurgical and sample selection were conducted. The key objectives of this testwork included confirming the requirement of a gravity circuit, confirming the optimum leach conditions such as grind size, cyanide concentration, pulp density, addition rate for lead nitrate, and oxygen addition during leaching. The program also included CIP modelling and tests for solids-liquid separation, pH neutralization, oxygen uptake, preg-robbing, and cyanide destruction. One of the main objectives for the 2017/2018 testwork was to further investigate the distribution of tellurides in the orebody and also to study the gold deportment and the gold host mineral types.

In 2018, solids-liquid testwork were conducted at both the Outotec and Pocock testing facilities to investigate flocculant screening, flocculant dosing rates, and the solids flux or loading rates for thickener sizing.

In late 2019, a sample composed of 20% saprolite/saprock and 80% hard rock was subjected to rheology testing. The objectives of this additional testing were to obtain data for tailings pipeline design purposes and to evaluate whether the increased saprolite content poses a risk due to the expected increase in viscosity.

Comminution parameters determined based on lithology weighted average per weathering type are:

•85th percentile BWi of 10.8 kWh/t, 11.2 kWh/t, and 20.6 kWh/t for saprolite, saprock, and fresh rock, respectively;

•85th percentile CWi of 16.4 kWh/t for the fresh rock; and

•50th percentile Ai of 0.033 grams, 0.043 grams, and 0.542 grams for saprolite, saprock and fresh rock, respectively.

The Boto Gold Project fresh rock is classified as hard ore while the Boto Gold Project saprolite and saprock are classified as softer ore when compared to the A.R. MacPherson Grinding Specialist database. Other key results from the metallurgical testwork include:

•Gold extraction increased with decreasing grind size. A grind size of P80 of 75 microns was determined to be optimum for the Boto Gold Project.

•Malikoundi/Boto 2 and Boto 5 samples showed no evidence of preg-robbing activity.

•Gravity separation tests (E-GRG tests) and whole ore leach tests showed limited benefits from inclusion of a gravity circuit in the flowsheet. The majority of the GRG amount found in MC-2 of the 2018 testwork was very fine in nature; hence, recovery with gravity at full scale would be difficult.

•Synergistic effects from lead nitrate and oxygen addition during pre-treatment, and oxygen addition during leaching, provided faster leach kinetics, significant reduction in cyanide consumption and gold extraction benefits.

•Cyanide consumption was low with an addition rate of 0.27 kg/t ore expected at the design ore blend (approximately 80% fresh rock and 20% saprolite/saprock).

•Lime consumption was moderate with a consumption rate of 1.92 kg/t ore expected at the design ore blend.

viii)Mineral Resources and Mineral Reserves

The drill hole database for the Boto Gold Project deposits was provided by IAMGOLD. The database contains records of core drilling and RC drilling completed until the end of April 2019. Collar position, downhole deviation survey, gold assay, lithology, weathering profile, density, structural, alteration, mineralization, chemical composition (XRF) and recovery information are stored in separate tables. The database contains information from 951 drill holes with a total length of 146,195.7 metres. The database was provided by IAMGOLD to RPA as part of a Geovia GEMS 6.8 project. In addition to data tables, the GEMS project included interpreted mineralized wireframes, geology solids, topography, and weathering surfaces.

The samples retained inside the wireframes were the basis of the resource estimate, consisting of 18,674 samples, with a total sampled length of 19,426.5 metres. The resource samples form a positively skewed population, characteristic for gold mineralization, with a relatively large number of low grade samples and long trail of higher grade samples.

The updated drilling database had 4,512 density measurements with available weathering flagging. The weathering flagging was based on position of the measurement in relation to the weathering surfaces. As small pockets of any of the horizons can potentially be included in the domains above or below, occasional larger or lower values can be found in each of the horizons, without affecting the average value of the modelled domain. Approximately 75% of the density measurement data was collected from the Malikoundi/Boto2 deposit. Average density values vary slightly for each of the deposits. RPA decided to use the average density value by weathering horizon using all the data available for the Boto Gold Project. The average density values were assigned to blocks in the block model flagged, which used weathering surfaces.

Malikoundi/Boto 2 deposit

Capping of high grade assays prior to compositing is a practice aimed at limiting the influence of erratic high grade assays, which otherwise have the potential to overpower surrounding lower grade samples. In the absence of production data that would allow the determination of appropriate capping levels, a number of statistical procedures were used. RPA applied statistical methods to establish the capping levels for the Malikoundi/Boto 2 estimation domains. A combination of histograms, decile analysis, probability plots, disintegration and visual inspection of the spatial location of higher grade assays were used to determine the capping levels for each mineralized lens. RPA capped high grade assays prior to compositing.
In preparation for grade estimation, samples were composited to intervals of equal length. RPA selected a compositing length of two metre fixed intervals. Compositing was done from collar to toe within each mineralize lens, starting at the wireframe pierce‑point and continuing to the point at which the hole exited the lens. Composites at least 50% of compositing length were considered valid. No composites were discarded for Malikoundi/Boto 2. Capped composites were used for resource estimation.

Mineralization wireframes for the Malikoundi/Boto 2 deposit were modelled by IAMGOLD geologists. Drilling completed until the end of May 2019 was used to update and refine the current resource solids. Recent drilling east of the main Malikoundi trend resulted in the definition of the T8 mineralized area, consisting of a set of veins parallel to the main trend. The wireframes were built from 3D rings interpreted on vertical sections spaced at 50 metre intervals. The 3D rings, snapped to the beginning and end of sampled intervals down the drill hole, were then connected to create the mineralization solids. The mineralization solids were defined based on a combination of 0.15 g/t Au nominal cut-off grade, presence of favourable lithology and higher intensity alteration, presence of sulphides, and intensity of fracturing. A minimum nominal thickness of four metres was used throughout the modelling exercise. The average core length of the mineralized intercepts is approximately 19 metres, while the average true thickness is approximately 15 metres.

RPA reviewed the modelled mineralized solids, lithology and alteration wireframes, and weathering surfaces. RPA considers the wireframes provided by IAMGOLD a good representation of the mineralization present at Malikoundi/Boto 2 deposit and found them to be appropriate for resource estimation. RPA adopted the wireframes provided by IAMGOLD and used them to constrain the block model supporting the Malikoundi Mineral Resource estimate. The mineralized wireframes were used to select the resource samples and constrain the resource estimate. The weathering surfaces were used to define contacts between different oxidation state material and density flagging in the block model.

The weathering profile at the Boto Gold Project has been divided into four major units: laterite, saprolite, transition and fresh rock. The upper unit, laterite, is considered to include transported and reworked material, hence the laterite cover and samples selected from this unit were not considered for resource estimation.

A block model was set up in GEOVIA GEMS 6.8 software to support the resource estimate. The block model for the Malikoundi/Boto 2 deposit has a block size of five metres wide by 10 metres deep by five metres high. The block model is not rotated, with the elongated side of the blocks aligned parallel to the north‑south strike of the deposit. The block size is appropriate for the intended open pit operation planning and adequate for the 50 metre by 50 metre drill hole spacing available at Malikoundi/Boto 2.

The modelled mineralization wireframes for Malikoundi/Boto 2 deposit capture the favourable lithology, alteration, and intense fracturing at a nominal cut off grade of 0.15 g/t Au. The wireframes include a large proportion of low grade mineralization in order to avoid fragmentation of the modelled lenses. Mineralized zones of higher grade (1 g/t Au and higher) have a relatively short continuity, difficult to extend beyond 2‑3 sections spaced 50 metres. The mix of low and high grade samples in the same domain renders the variographic analysis difficult.

RPA attempted variographic analysis for a segment of the vein 246 on 2 metre capped composites. An arbitrary section of approximately 400 metres along strike with higher grade continuity was selected. Composites associated with branching parts of the mineralized lens were also removed. The oriented variograms were unstable and very sensitive to the angles of tolerance for sample selection, resulting in a range of anisotropy ratios from 2:1 dipping approximately 50° north to almost 1:1. Applying a lower capping to the composites resulted in the reduction of anisotropy. The ranges observed were generally between 80 metres and 120 metres for the major and 60 metres to 100 metres for the semi‑major directions.
The ranges and orientations observed in the test variographic analysis support a search radius of 100 metres and a 1:1 ratio between the major and semi‑major ranges.
The block model was interpolated in two passes. The gold grades were estimated using the two metre composites with the ID3 interpolation method (anisotropic). The ID3 method was favoured in order to preserve local grades in the context of using mineralized wireframes with occasional internal dilution and with lower grade intercepts. The search ellipses used for the Malikoundi/Boto 2 block model interpolation were similar to those used in previous resource estimates. The ranges used are appropriate for the 50 metres by 50 metres drill spacing and supported by the test variographic analysis observations. Search ellipses were oriented along the interpreted mineralized lenses. Where necessary, lenses were subdivided to allow a better local fit of the search ellipse. Occasionally the search ellipses were widened to accommodate local lens geometry.

Boto 5 deposit

The Boto 5 mineralization solids were used to flag the resource samples. The samples retained inside the wireframes were the basis of the resource estimate, consisting of 1,484 samples, with a total sampled length of 1,509 metres. Similar to the Malikoundi/Boto 2 deposit, the Boto 5 resource samples form a positively skewed population, characteristic for gold mineralization, with a relatively large number of low grade samples and long tail of higher grade samples.

Capping of high grade assays prior to compositing is a practice aimed at limiting the influence of erratic high grade assays, which otherwise have the potential to overpower surrounding lower grade samples. In the absence of production data that would allow the determination of appropriate capping levels, a number of statistical methods are used. RPA applied statistical methods to establish the capping levels for the Boto 5 estimation domains. A combination of histograms, decile analysis, probability plots, disintegration, and visual inspection of the spatial location of higher grade assays was used to determine the capping levels for each mineralized lens. RPA capped high grade assays prior to compositing.

Samples were composited to intervals of equal length. RPA selected a compositing length of two metre fixed intervals. Compositing was done from collar to toe within each mineralized lens, starting at the wireframe pierce‑point and continuing to the point at which the hole exited the lens. Composites with at least 50% of compositing length were considered valid. No composites were discarded for Boto 5. Capped composites were used for resource estimation.

Mineralization wireframes for the Boto 5 deposit were modelled by IAMGOLD geologists. The wireframes were built from 3D rings interpreted on vertical sections spaced at 50 metre intervals. The 3D rings, snapped to the beginning and end of sampled intervals down the drill hole, were then connected to create the mineralized 3D solids. The mineralization solids were defined based on a combination of a 0.15 g/t Au nominal cut-off grade, the presence of favourable lithology and higher intensity alteration, presence of sulphides, and intensity of fracturing. A minimum nominal thickness of four metres was used throughout the modelling exercise. The average core length of the mineralized intercepts is approximately 11 metres, while the average true thickness is approximately nine metres.

RPA reviewed the modelled mineralized solids, lithology and alteration wireframes, and weathering surfaces. RPA considers the wireframes provided by IAMGOLD a good representation of the mineralization present at Boto 5 deposit and found them to be appropriate for resource estimation. RPA adopted the wireframes provided by IAMGOLD and used them to constrain the block model supporting the Boto 5 Mineral Resource estimate. The mineralized wireframes were used to select the resource samples and constrain the resource estimate. The weathering surfaces were used to define contacts between different oxidation state material and density flagging in the block model.

Artisanal small scale mining is an ongoing activity at the Boto 5 deposit and surrounding areas. The artisanal mining affects mainly the laterite cover, which is not considered for the resource estimate. In order to account for possible mined out material, RPA sterilized blocks in the proximity of the artisanal mining outline. The topography surface shows the lower elevation in the areas affected by mining. Blocks situated within 10 metres below the topographical surface in the proximity of the artisanal mining were sterilized.

The weathering profile at the Boto Gold Project has been divided into four major units: laterite, saprolite, transition and fresh rock. The upper unit, laterite, is considered to include transported and reworked material; hence, the laterite cover and samples selected from this unit were not considered for resource estimation.

A block model was setup in GEOVIA GEMS 6.8 software to support the resource estimate. The block model for the Boto 5 deposit has a block size of five metres wide by five metres deep by five metres high. The block model is rotated ‑28.5° (GEMS rotation convention). The block size is appropriate for the intended open pit operation planning and adequate for the 50 metres by 50 metres drill hole spacing available at Boto 5.

The Boto 5 block model was interpolated in two passes. The gold grades were estimated using the two metre composites with the ID3 interpolation method (anisotropic). The ID3 method was favoured in order to preserve local grades in the context of using mineralized wireframes with occasional internal dilution and with lower grade intercepts. The search ellipses used at Boto 5 allow access to closes drilling in the first pass, reaching further for blocks interpolated in the second pass. The ranges were appropriate for the 50 metres by 50 metres drill spacing. Search ellipses were oriented along the interpreted mineralized lenses. Where necessary, lenses were subdivided to allow a better local fit of the search ellipse. Occasionally, the search ellipses were widened to accommodate local lens geometry.

Boto 6

The Boto 6 mineralization solids were used to flag the resource samples. The samples retained inside the wireframes were the basis of the resource estimate, consisting of 10,307 samples, with a total sampled length of 11,687 metres. Similar to the Malikoundi/Boto 2 and Boto 5 deposits, the Boto 6 resource samples form a positively skewed population, characteristic for gold mineralization, with a relatively large number of low grade samples and long tail of higher grade samples.

Capping of high-grade assays prior to compositing is a practice aimed at limiting the influence of erratic high- grade assays, which otherwise have the potential to overpower surrounding lower grade samples. In the absence of production data that would allow the determination of appropriate capping levels, a number of statistical methods are used. RPA applied statistical methods to establish the capping levels for the Boto 6 estimation domains. A combination of histograms, decile analysis, probability plots, disintegration, and visual inspection of the spatial location of higher grade assays was used to determine the capping levels for each mineralized lens. RPA capped high grade assays prior to compositing.

Samples were composited to intervals of equal length. RPA selected a compositing length of two metres fixed intervals. Compositing was done from collar to toe within each mineralize lens, starting at the wireframe pierce‑point and continuing to the point at which the hole exited the lens. Composites with at least 50% of compositing length were considered valid. Only two composites were discarded at Boto 6. Capped composites were used for resource estimation.

Mineralization wireframes for the Boto 6 deposit were modelled by IAMGOLD geologists. Drilling completed until the end of May 2019 was used to update and refine the current resource solids. The wireframes were built from 3D rings interpreted on vertical sections spaced at 50 metre intervals. The 3D rings, snapped to the beginning and end of sampled intervals down the drill hole, were then connected to create the mineralization solids. The mineralization solids were defined based on a combination of a 0.15 g/t Au nominal cut-off grade, the presence of favourable lithology and higher intensity alteration, presence of sulphides, and intensity of fracturing. A minimum nominal thickness of four metres was used throughout the modelling work. The average core length of the mineralized intercepts is approximately 92 metres, while the average true thickness is approximately 72 metres.

RPA reviewed the modelled mineralization solids, lithology and alteration wireframes, and weathering surfaces. RPA considered the wireframes provided by IAMGOLD a good representation of the mineralization present at Boto 6 deposit and found them to be appropriate for resource estimation. RPA adopted the wireframes provided by IAMGOLD and used them to constrain the block model supporting the Boto 6 Mineral Resource estimate. The mineralized wireframes were used to select the resource samples and constrain the resource estimate. The weathering surfaces were used to define contacts between different oxidation state material and density flagging in the block model.

The weathering profile at the Boto Gold Project has been divided into four major units: laterite, saprolite, transition and fresh rock. The upper unit, laterite, is considered to include transported and reworked material, hence the laterite cover and samples selected from this unit were not considered for resource estimation. For the current estimate, the contact surfaces between weathering domains have been reviewed and adjusted by IAMGOLD. Visual, hardness and geochemical information were used to define the contact surfaces.

A block model was setup in GEOVIA GEMS 6.8 software to support the resource estimate. The block model for the Boto 6 deposit has a block size of five metres wide by five metres deep by five metres high. The block model is rotated 25° (GEMS rotation convention). The block size is appropriate for the intended open pit operation planning and adequate for the 50 metres by 50 metres drill hole spacing available at Boto 6.

The Boto 6 block model was interpolated in two passes. The gold grades were estimated using the two metres composites with the ID3 interpolation method (anisotropic). The ID3 method was favoured in order to preserve local grades in the context of using mineralized wireframes with occasional internal dilution and with lower grade intercepts. The search ellipses used at Boto 6 allow access to closes drilling in the first pass, reaching further for blocks interpolated in the second pass. The ranges were appropriate for the 50 metres by 50 metres overall drill spacing. Search ellipses were oriented along the interpreted mineralized lenses. Where necessary, lenses were subdivided to allow a better local fit of the search ellipse. Occasionally, the search ellipses were widened to accommodate local lens geometry.

Mineral Estimation

Mineral Resources were classified in accordance with definitions provided by CIM (2014) Standards and Definitions. The Mineral Resources for the Malikoundi/Boto 2, Boto 5 and Boto 6 deposits were classified as Indicated and Inferred Mineral Resources and constrained by resource open pit shells. There is no Measured Resources for the Boto Gold Project deposits.

Indicated Resources are classified where estimated blocks are situated within the 50 metre by 50 metre drill hole grid, interpolated with a minimum of two drill holes. For a 50 metre by 50 metre drilling area, Indicated blocks are expected to be within a maximum nominal distance of approximately 35 metres away from the closest drill hole.

Inferred Resources are classified as blocks estimated with a minimum of two drill holes, with a maximum nominal distance to the closest composite of 70 metres.

The Malikoundi/Boto2 and Boto 6 deposits are situated in proximity to the Falémé and Balinko Rivers, the border of Senegal with Mali. With respect to prospects of eventual economic extraction, a 250 metres exclusion zone was applied from the edges of these rivers as a protected zone. There are no Mineral Resources declared within the 250 metres exclusion zone.

The classification process began with the identification of the blocks satisfying the minimum drill hole count and distance criteria. Blocks were then reclassified using manually drawn contours in order to clean isolated blocks or block clusters of different classification.

For Malikoundi/Boto 2, an additional step was used to refine the classification, using open pit shells as a guide. Isolated clusters of Inferred blocks situated within a preliminary reserve shell were reclassified as Indicated. Similarly, Indicated blocks situated below a preliminary resource shell based on more restrictive grade capping were reclassified as Inferred.

In order to demonstrate ‘reasonable prospects for eventual economic extraction’ an optimized constraining shell was used to report mineral resources for the Malikoundi/Boto 2, Boto 5 and Boto 6 deposits. The constraining shell was developed using Hexagon Mining MineSight® 3D.

Mineral Resources that are not Mineral Reserves do not demonstrate economic viability.

The cut off grades, at a gold price of US$1,500, established for the Malikoundi/Boto2 deposit by weathering zone are:

•Saprolite; 0.37 g/t Au.
•Transition; 0.38 g/t Au.
•Rock; 0.50 g/t Au.
The cut off grades, at a gold price of $1,500, established for the Boto 5 deposit by weathering zone are:

•Saprolite; 0.37 g/t Au.
•Transition; 0.38 g/t Au.
•Rock; 0.50 g/t Au.

The cut off grades, at a gold price of $1,500, established for the Boto 6 Deposit by weathering zone are:

•Saprolite; 0.37 g/t Au.
•Transition; 0.38 g/t Au.

•Rock; 0.50 g/t Au.
There are no reported Mineral Resources for the Boto 4 deposit due to the proximity to the Balinko River within the 250 metre exclusion zone from the river and the situation of the village of Guémédji above the deposit. Should the 250 metre offset limit change or be lifted, the block model and mineral resources for the Boto 4 deposit will be reevaluated.

Mineral Reserves

The Mineral Reserves for the Boto Gold Project are based on the conversion of the Indicated Mineral Resources to Probable Mineral Reserves within the Boto Report. No Measured Mineral Resources are currently part of the model. The Mineral Reserve estimate for the Boto Gold Project deposits is based on the resource block model estimated by RPA and with effective date of December 31, 2019. The Mineral Reserves are based on the Malikoundi deposit, including the Malikoundi and Malikoundi North pits, and the Boto 5 deposit.

The Boto Gold Project is amenable to extraction by open pit methods.

A series of nested shells were generated for a range of revenues from $600/oz to $1,500/oz. In addition to these pit optimizations, COMET Strategy’s Optimal Scheduler software was used to generate an optimal mine plan. This optimal mine plan was considered in order to select the pit optimization shells. Finally, the
$1,150/oz gold price shell for the Malikoundi deposit and $1,200/oz Au price shell for the Boto 5 deposit were selected. Optimized pit shells were generated using the pseudoflow algorithm in Geovia’s Whittle strategic mine planning software. The pseudoflow algorithm generates the same results as the Lerchs‑Grossman algorithm; however, it produces the results much faster.

Cut off grades were established based on QPs' experience of similar projects. They varied by pit area and weathering type.

Malikoundi Boto 5:

•Laterite; n/a.
•Saprolite; 0.42 (g/t) Au.
•Transition; 0.43 (g/t) Au.
•Fresh Rock; 0.58 (g/t) Au.
Boto 5:
•Laterite; n/a.
•Saprolite; 0.41 (g/t) Au.
•Transition; 0.43 (g/t) Au.
•Fresh Rock; 0.58 (g/t) Au.
The geologic block models developed for the optimization study were whole block fully diluted models. Additional contact dilution was integrated in the mining block model to better reflect expected results with mining practices. Preliminary analyses of contact dilution were estimated using the following steps:

•For the Malikoundi deposit, the percentage of dilution was calculated for each contact side assuming a 0.5 metre contact dilution distance. If one side of an ore cell was adjacent to a waste cell, it was estimated that a dilution of 10% would result. If two, three and four sides were adjacent, it would rise to 15%, 20% and 30% respectively. The grades of the adjacent waste cells were considered.

•For the Boto 5 deposit, the percentage of dilution was calculated for each contact side assuming 0.5 metre contact dilution distance also. If one side of an ore cell was adjacent to a waste cell, it was estimated that a dilution of 10% would result. If two, three and four sides were adjacent, it would rise to 20%, 30% and 40% respectively. The grades of the adjacent waste cells were considered.

Following these preliminary analyses, average dilution percentages were determined and applied to the pit optimization block models per rock types.

•Saprolite; 6.0% Dilution.
•Transition; 6.0% Dilution.
•Fresh Rock; 5.5% Dilution.
The dilution grade was assumed to be 0.0 g/t. The tonnes and grades for the pit designs are reported with the diluted tonnes and grades. Consequently, some cells that had in‑situ grades above their respective cut-off grade may have diluted grades lower than their corresponding cut-off grade. Thus, these cells were considered as waste. No other ore loss was considered.

Information on Mineral Reserves and Mineral Resources is provided in Section 4 of Item III below. The Mineral Reserves and Mineral Resources estimates for the Boto Gold Project can be found in the “Mineral Reserves and Mineral Resources of Gold Operations as of December 31, 2021” table below.

The QPs for the Boto Report have not identified any known legal, political, environmental or other risks that would materially affect the potential development of the Mineral Reserves. The risk of not being able to secure the necessary permits from the government for development and operation of the project exist but the QP is not aware of any issues that would prevent those permits from being withheld per the normal permitting process.

ix)Mining Operations

No mining has been conducted on the Malikoundi part of the project but artisanal mining is ongoing at Boto
5. With current metal pricing levels and knowledge of the mineralization, open pit mining offers the most reasonable approach for development.

A geotechnical study was completed on the Malikoundi and Boto 5 deposits by Absolute Geotechnics Pty Ltd. The study provided detailed slope recommendations by alteration zone, material type and orientation. These recommendations were incorporated in the pit optimizations completed and the detailed mine design.

A series of nested shells were generated for a range of revenues from $600/oz to $1,500/oz, where a
$1,150/oz gold price shell for the Malikoundi deposit and $1,200/oz gold price shell for the Boto 5 deposit were selected.

The geologic block models developed for the FS were whole block fully diluted models. Additional contact dilution was integrated in the mining block model to better reflect expected results with mining practices. Preliminary analyses of contact dilution were estimated to determine average dilution percentages, which were applied. The diluted tonnes and grade were reported in the detailed pit designs.

The Malikoundi pit is designed as four phases within the main pit. Malikoundi North is designed with two phases. Boto 5 is a single-phase pit.

The mine schedule delivers 29.0 Mt of ore grading 1.71 g/t Au to the mill over a mine life of approximately 12 years, including 14 months of pre-production. The mine schedule uses the pit and phase designs described previously to send a maximum of 2.75 Mtpa of ore to the mill facility. The pit phasing and ore stockpiling strategy will ensure that sufficient mill feed is available during the rainy season. Phases will be advanced quickly in the dry season to provide temporary water storage after a rainfall event. Dewatering pumps will evacuate the water from the pits during the wet season.

The Malikoundi pit will be mined from the beginning of mining operations until Year 8. The Malikoundi North pit will be mined from Year 1 to 4. The Boto 5 pit will be mined from Year 1 to 2. From years 9 to 11, the mill will be fed exclusively from the ore stockpiles until they are completely depleted. Project activities in the pre- production period include haul road construction, FWP construction, TMF material placement, initiation of mining in Malikoundi Phase 1 and development of an ore stockpile near the processing plant.

Various rock types are present in the material mined within the final pits. All material types will be comingled in the waste management facilities. Certain portions of the material will be directed to the TMF for the embankment construction. There will be four waste storage areas.

x)Processing and Recovery Operations

Process Design

The process plant design is based on extensive metallurgical testing, experience and industry standards. The flowsheet configuration and unit operations are well proven in the gold processing industry. The key criteria for equipment selection are suitability for duty, reliability and ease of maintenance.

The plant has been designed with a nominal throughput of 2.75 Mtpa ore, crushing circuit availability of 75% and a mill utilization of 92%. The plant design incorporates the following unit process operations:

•Single stage primary crushing with a jaw crusher to produce a crushed product size of a P80 of 138 millimetres.

•Mill feed surge/overflow bin that overflows to a stockpile.

•The grinding circuit is an SSAG type, which consists of a closed circuit single stage SAG, producing a P80 grind size of 75 microns.

•Hydrocyclones are operated to achieve an overflow slurry density of 28.1% w/w solids to promote better particle size separation efficiency.

•Leach circuit with five tanks to achieve the required 33.5 hours of residence time at nominal plant throughput. A pre-oxidation step is included ahead of leaching to minimize cyanide consumption and improve downstream leach kinetics.

•CIP carousel circuit consisting of six stages for recovery of gold dissolved in the leaching circuit.

•Pressure Zadra elution circuit with gold recovery to doré, which includes an acid wash column to remove inorganic foulants from the carbon with hydrochloric acid, and an elution column.

•Carbon regeneration kiln to remove organic foulants from the carbon and reactivate the adsorption sites on the activated carbon with heat.

Process and Plant Description

The Boto Gold Project mineralization is predominantly hosted in quartz veins. Sulphide minerals comprise pyrite, pyrrhotite and traces of arsenopyrite and chalcopyrite. The Boto Gold Project deposits are considered free milling. The orebody consists of approximately 8% saprolite overlaying a layer of approximately 5% transition material followed by the remaining 87% fresh rock at depth. The proposed process facility will consist of the following process areas:

•Primary crushing and coarse ore storage.

•Grinding, utilizing a SSAG circuit.

•Leach CIP Carousel circuit.

•Gold recovery and carbon handling circuit (consisting of a cold acid wash followed by a pressure Zadra elution circuit and horizontal carbon regeneration kiln).

•Tailings disposal in a lined TMF with natural degradation of residual cyanide.

Plant Consumption

A water balance for the process plant has been completed. Water from the pre-leach thickener overflow stream is recycled within the process plant to reduce external water requirements. Decanted return water from average rainfalls would satisfy most of the process water requirements, with only 49 m3/h of make-up water required from the raw water system. These flows will vary significantly due to seasonal variation of the precipitation and evaporation rates.

Fresh water consumption is estimated at 59 m3/h. Given a large positive water balance, no extraction from the river is anticipated. Power for the Boto Gold Project will be provided by an on-site thermal/solar power plant. Reagent storage, mixing and pumping facilities will be provided for all reagents for the process plant.

Plant Control System

The general control philosophy will be one with a moderate level of automation and remote control facilities to allow process critical functions to be carried out with minimal operator intervention. PC-based OITs and a single server will act as the control system SCADA terminals. All key process and maintenance parameters will be available for trending and alarming on the process control system. Two additional OITs will be provided for data logging and engineering/programming functions. Three field touch panels will be installed. The process control system that will be used for the plant will be a PLC and SCADA based system. The process control system will control the process interlocks and proportional, integral and derivative control loops for non-packaged equipment. Control loop set-point changes for non-packaged equipment will be made at the operator interference terminal.

Local control stations will, as a minimum, contain start and latch-off-stop pushbuttons, which will be hard- wired to the drive starter. Plant drives will predominantly be started by the control room operator after inspection of equipment by an operator in the field. The OITs will allow drives to be selected to auto, local, remote and maintenance or out-of-service modes via the drive control popup. Statutory interlocks such as emergency stops and thermal protection will be hardwired and will apply in all modes of operation. All PLC generated process interlocks will apply in auto, local and remote modes. Process interlocks will be disabled or bypassed in maintenance mode with the exception of safety related and critical interlocks such as lubrication systems on the mill.

Vendor supplied packages will use vendor standard control systems as required throughout the Boto Gold Project. General equipment fault alarms from each vendor package will be monitored by the process control system and displayed on the operator interference terminal. Fault diagnostics and troubleshooting will be performed locally.

The use of actuated isolation or control valves will be implemented around the plant for automatic control loops or sequencing as part of the plant control or the elution sequence. The majority of equipment interlocks will be software configurable. However, selected drives will be hard wired to provide the required level of personal safety protection. All alarm and trip circuits from field or local panel mounted contacts will be based on fail-safe activation and will open on abnormal or fault condition. If equipment shutdown occurs due to loss of main power supply, the equipment will return to a de-energized state and will not automatically restart upon restoration of power. Sequential group starts and sequential group stops will not be incorporated for non-packaged plant equipment, with the exception of the elution circuit. However, critical safety and equipment protection interlocks will cause a cascade stop in the event of interlocked downstream equipment stopping.

xi)Infrastructure, Permitting and Compliance Activities

Infrastructure

The overall site plan for the Boto Gold Project includes the main facilities including the open pit mines, waste dumps, process plant, TMF, FWP, staff camp, airstrip and site access road. Other onsite facilities, including a power plant and bulk fuel storage, are also provided. The site as a whole, including the open pit mines, will be fenced to clearly delineate the area, prevent animal access and deter access by unauthorized persons. Road access into the fenced area will be through a manned security checkpoint. Security fencing will surround the accommodation camp and the airstrip. High security fencing will surround the process plant.

As part of the development of the Boto Gold Project, the main access road will be upgraded. A new bridge currently under construction at Saroudia, funded and constructed by the government of Senegal, will be the link to site.

The TMF will provide secure storage for tailings and process water and protect groundwater and surface waters during operations and post closure. The TMF has been sized to permanently store 29.0 Mt of tailings, or 21.4 Mm3 at an average settled dry density of 1.35 t/m³. The Dam Hazard Classification has been determined based on the population at risk and loss of life, environmental and cultural values, and infrastructure and economics, and has been identified as “extreme”.

The FWP is a water retaining structure designed to store fresh water for operational water needs of the mine and process plant. The FWP has been designed to provide approximately 1.5 Mm3 of fresh water storage in addition to freeboard contingencies for storm water runoff management (under normal operating conditions), excess water discharge, wave run-up and conveyance of the inflow design flood through the overflow spillway. The FWP has been identified as having a Dam Hazard Classification of “extreme” based on the foreseeable consequences. It will include an overflow spillway to route excess water during normal operating conditions and extreme precipitation events through the FWP basin. The overflow spillway consists of a two- staged trapezoidal channel through the western abutment of the FWP embankment, which will discharge away from the downstream toe of the embankment.

Environmental Studies, Permitting and Compliance Activities

The main environmental and social requirements in Senegal, in accordance with Senegal’s Mining Code, are completing an ESIA and creating a mine site reclamation fund at the Deposit and Consignment Office. The main environmental and social requirements under the Environment Code include completing an impact study and implementing an ESMP; acquisition of an environmental compliance certification granted by the Directorate of Environment and Classified Establishments; notifying the authorities of neighbouring countries of a mining operation as part of the EA if the operations are liable to have a cross-border impact or the mining operation must use shared infrastructures or resources; compliance with safe distance rules; consultation with local communities; and public involvement in the environmental impact study (upstream and downstream). The Company is also committed to a number of its own policies and other guidelines, including World Bank guidelines. In order to comply with the legal and regulatory requirements as well as World Bank guidelines, an ESIA process was launched in June 2015 and was completed in 2018.

To properly understand the project’s human, physical and biological context, baseline environmental studies were advanced in 2015 and in the first half of 2016 and completed in the second half of 2017. Tailings and waste geochemical characterization studies were also conducted during these periods. The upstream public consultation process took place in 2016 and a public inquiry was made in May and June 2016 at the request of the Kédougou region Governor. The complete ESIA report was submitted in 2016 on the basis of the project as developed as part of the original PFS. At the request of the Company, the impact study validation procedure was suspended due to the continuation of technical studies.

Following the publication of the optimized PFS and the launch of the FS, the ESIA report was updated with new data at the end of the first half of 2018 and submitted to the Ministry of Environment for instruction and validation. The report was reviewed in April 2018 by the technical committee, representing all key and administrative stakeholders, and additional information was requested. An amended ESIA was submitted to the Ministry of the Environment in May 2018. An environmental compliance certificate was issued by the Senegalese Government in October 2018, followed by a decree in November 2018. Highlights of the baseline environmental studies and the impact study are presented in the Boto Report.

The ESIA resulted in the identification of the main potential impacts, as well as the benefits the Boto Gold Project could have. The main potential negative impacts are:

•Reduced area for lands that could be used by the community for the purposes of agriculture, husbandry, market gardens and other uses due to land occupation by infrastructures and various components of the Boto Gold Project.

•Loss of cropland.

•Disruption of plant and wildlife habitats by construction activities and mining operations.

•Modification of the sector’s hydrological and hydrogeological regime due to land occupation by infrastructures and components of the Boto Gold Project, the development of ditches, drainage channels and water storage ponds, the excavation and dewatering of open pits, etc.

•Increased ambient noise level due to blasting and ore and waste handling activities, as well as the equipment used in the industrial sector.

•Disruption of ambient air quality due to the handling of material, ore and waste, operation of the thermal power plant and of the ore processing mill, etc.

•Disruption of surface and ground water quality as a result of deforestation exposing the land to erosion, the potential discharge of contaminated water by the septic waste water treatment plant, waste dumps and TSF, potential discharges of hazardous material or petroleum products, etc.Increased pressure on already limited services related to health, education and water and food supply, potential increase in crime rate and cases of communicable diseases, caused by the influx of migrants, namely crossing the borders from Mali and Guinea, seeking job and economic opportunities in the sector.

On the other hand, the Boto Gold Project will bring several benefits in the Kédougou and Saraya regions. The Boto Gold Project was designed to minimize impacts on the population and the environment, including safety distances, buffer zones, secondary spill retention capacity for petroleum products and reagents, settling ponds for run-off water from waste dumps and drainage water from pits, and design features for the TMF to minimize the risk of exfiltration. A relocation and compensation strategy was developed. Should the displacement of revenue-generating activities or of people to other revenue-generating activities be required, the Company will implement a relocation and compensation program in compliance with the requirements of Senegalese regulations and international standards. If the Boto Gold Project is implemented, the Company intends to provide effective support to the authorities and communities to improve living conditions in the zone and help the development of local communities. This support will remain within the financial limits of the Company and in accordance with the mandates of the State.

Senegal’s Environmental Code requires that an ESMP be developed, implemented and maintained for large- scale projects to address the main environmental and social issues identified in the ESIA. A preliminary ESMP was presented to the authorities in the ESIA report. The official version of the ESMP is currently under development and will be implemented during all phases of the Boto Gold Project.

xii)Capital and Operating Costs

All costs are expressed in US dollars unless otherwise stated and are based on pricing in the third quarter of 2019 and deemed to have an overall accuracy of ±15%. The Company cautions that it continues to evaluate the scope of the Boto Gold Project, the associated capital expenditures and timing, as well as potential value-enhancing alternatives for the project in general. Such evaluation may result in a potential costs re-baseline which may include an increase to capital and operating costs from those presented herein as of the third quarter of 2019.

The capital cost estimate was based on an EPCM implementation approach and typical construction contract packaging. Equipment pricing was based on quotations and actual equipment costs from similar projects considered representative of the Boto Gold Project. The overall capital cost estimate is as follows:

Area	US$ millions (Excluding Duties and Taxes)
Direct Costs
Site General	29.7
Mining	57.3
Power Supply	2.6
Process Plant	64.7
Tailings & Water Management	14.0
Sub-Total Direct Costs	168.3
Indirect Costs
Construction In-directs	23.2
Owner’s Costs	63.1
Contingency	16.7
Sub-Total Indirect Costs	103.0
Total Initial Capital Cost	271.3
Sustaining Capital Cost	68.5
Total Project Capital Cost	339.8

Initial capital requirements (pre-production) are estimated to be $57.3 million and include pre-production mining, which is capitalized. The mining equipment capital reflects full purchase of the equipment. Leasing or financing have not been included for the study.

The capital costs for the process plant and infrastructure capital are based on the elements of the proposed process facility and the project infrastructure described in the Boto Report. The capital cost estimate is based on an EPCM implementation approach and horizontal (discipline based) construction contract packaging. The process plant was broken down into unit operation areas with quantity take-offs benchmarked against similar facilities from previous projects to provide the additional scope and level of confidence needed to confirm a FS level estimate was achieved.

The operating cost estimate is made up of three components: mine operating costs, process plant operating costs, and G&A operating costs. The estimated LOM operating cost per tonne of ore processed is as follows:

	Total Cost (US$ millions) from first gold pour	US$/t Processed
Mining	$487	$16.76/t
Processing	$396	$13.65/t
G&A	$108	$3.70/t
Total Cash Cost	$991	$34.11/t

The mine operating costs have been estimated from first principles based on equipment hourly operating costs, equipment usage models and productivity assumptions. The average LOM operating cost is estimated at $2.07/t mined, which includes costs associated with re-handling from stockpiles.

The process plant operating costs have been developed based on an ore processing rate of 2.75 Mtpa. The plant will normally operate 24 hrs/day for 365 d/y with 75% (6,570 h/y) crushing plant utilization and 92% milling plant utilization (nominal 8,059 h/y).

The operating cost estimates are expressed in USD in terms based on the third quarter of 2019. In some instances, the technical report bases estimates on the fourth quarter of 2019 and are deemed to have an overall accuracy of ±15%.

The operating cost estimate includes operating consumables, plant maintenance, power, plant laboratory, and labour. The estimated annual cost per tonne of ore of each category are:

•Consumables: $4.63.
•Maintenance: $1.34.
•Power: $7.06.
•Labour: $ 1.41.
The estimated operating cost for the plant laboratory equates to $319,173/year. The estimated G&A costs, which include labour and expenses, is $4.22/tonne processed. The estimated annual plant operating cost per tonne is $13.72, $12.96, $13.00, $13.71 and $14.14 for the first five years respectively.

The following foreign exchange rates were used to estimate both capital and operating costs:

Currency	US$
AUD	0.70
USD	1.00
Euro	1.20
Rand	0.07
CAD	0.77
CFA	0.001829
YEN	0.009

The scope for 2021 at the Boto Gold Project included a preliminary work package for the completion of a road to provide permanent access to the site, engineering for critical plant equipment, and sustainability programs to promote cohesion with and support from local communities and ensure adequate environmental protections. The Company continues to evaluate the scope of the Boto Gold Project, the associated capital expenditures and timing, as well as potential value-enhancing alternatives for this project in general. Capital expenditures totaled $6.0 million in the fourth quarter and $33.6 million for the year, following a reduction in activities announced in mid-2021.

The Company continues to progress with the resettlement action plan of the Kouliminde village in order to ensure continued local support for the project and during the third quarter completed the negotiations and engagement process with local authorities and communities impacted by the future development of the Boto Gold Project.

The COVID-19 pandemic remains a concern for the Boto Gold Project. Subsequent to quarter-end, several personnel tested positive for COVID-19 and remained under observation before being released into isolation. Testing and contact tracing were undertaken and there will be minimal impact on project activities, including a small delay in the delivery of the access road.

In 2022, the Company is targeting the completion of the year-round access road and the planned construction of the Kouliminde resettlement village. Mine plan optimization reviews and project risk-mitigation efforts are planned. Total project expenditures for 2022 are planned to be approximately $20 million.

Economic Analysis

An economic assessment was completed using a pre-tax and after-tax cash flow model prepared by the Company. Parameters affecting the project cash flow are production schedule, revenues, royalties, sustaining and initial capital requirements, operational costs, working capital, financing costs, mine closure costs and the Senegalese fiscal regime. Previous costs related to the valuation of the Boto Gold Project are estimated at $64.4 million and are considered in the financial analysis in terms of future tax depreciation. The costs were evaluated in US dollars. All amounts are in constant 2019 dollars; no provision is made for inflation nor increase in gold price.

The LOM capital cost for the project is estimated at $339.8 million, with an initial capital expenditure of
$271.3 million. The following table presents a summary of the after-tax financial results:

All-In Sustaining Costs	US$842/oz Au
Internal Rate of Return	22.6%
Net Present Value (6%)	US$218.7 million
Payback	3.2 years

xiii)Exploration, Development and Production

The host rocks and observed structural setting demonstrated at the Boto Gold Project are also observed at many of the economic gold deposits located along the SMSZ. Well established gold mines are situated along this trend such as Fekola, Loulo and Gounkoto, and Yatela.

200000
220000
240000
260000
280000
1460000
1440000
1420000
1400000
1380000
1360000
SENEGAL
MALI
GUINEE
GUINEE
LOULO
Daorala
SEGALA
Bambadji
TABAKOTO
Senala
GOUNKOTO
Faraba
Noumoufoukha
FEKOLA
Malikoundi
Boto
Siribaya Ouest
Siribaya II
Karita
Kambaya
Taya Malea II
Diakha
Kofia II
Babara II
Taya Malea Sud
Kofia Sud
New application
Exploration Licence
Mine Permit
0
10
Km
N
2022-01-21 By DT

Boto and IAMGOLD Regional Exploration properties

In Senegal, the Company also holds the Noumoufoukha permit, which is adjacent to the Boto Gold Project permit and located to the west. The Company is currently engaged in a joint venture with Oriole Resources on the Dalafin permit (further west), and with Barrick on the Bambadji property (adjacent to the north of the Boto Gold Project permit). All aforementioned permits are predominately in the green field exploration stage.

In Mali, the Company holds eight exploration permits covering 600 square kilometres at the triple junction between Mali, Senegal and Guinea. A recent discovery has been made on the Fekola-Malikoundi trend, known as the Diakha project, with reported Indicated Mineral Resources of 18.0 Mt at 1.28 g/t Au and Inferred Mineral Resources of 23.2 Mt at 1.58 g/t Au. Exploration is still ongoing on the Boto Gold Project with step out and infill drilling at the Diakha project, as well as some sub-surface sampling through the project area.

Diakha Project Resources estimate by RPA, 2019

In Guinea, the Karita gold project is wholly owned by the Company and was acquired in 2017 as a granted exploration permit that covers approximately 100 square kilometres, located in Guinea between the Company’s Boto Gold Project in Senegal to the north and its Diakha project in Mali to the south.

During 2019, a first pass drilling program totaling approximately 1,800 metres of RC drilling was completed ahead of the rainy season to follow up on a previously identified termite mound geochemical anomaly interpreted to be a possible extension of the mineralized trend between the Boto Gold Project and Diakha deposits. The Company announced assay results from the drilling program, which confirmed a new discovery of mineralization along this portion of the SMSZ and included the following highlights: 29.0 m@ 2.96 g/t Au, 21.0 m@ 9.01 g/t Au, and 16.0 m@ 3.17 g/t Au.

xiv)Project Implementation and Schedule

The Boto Gold Project is being implemented in a phased approach adopting a de-risking methodology, which permits the development of infrastructure and engineering to ensure and refine the execution of the project. In 2020 and 2021, work focused on advancing and implementing the project's social and environmental programs, advancing the plant and infrastructure engineering and rehabilitating the road to provide year-round access to the site. Access to this road is essential as it ensures uninterrupted movement of personnel and equipment throughout the year. The advancement of engineering, the procurement of long lead items and vendors engineering, as well as the execution of additional geotechnical and geomechanical works on site, provide greater confidence in the overall capital cost, as well as in the quantities of materials for the full execution of the project. Construction planning for the Kouliminde village re-settlement site has also taken place in 2021, with work starting in the first quarter of 2022. Work on updating the block model and mine plan is still in progress.

2.3South America: Suriname - Rosebel Mine and the Saramacca Project

Unless stated otherwise, the information in the sections below, other than information subsequent to December 31, 2021, is based upon the technical report (the “Rosebel Report”) entitled “Technical Report on the Rosebel Gold Mine, Suriname” with an effective date of December 31, 2021, authored by current or former employees of the Company and its subsidiary, RGM, (being Alain Mouton, Stéphane Rivard, Michel Dromacque and Gilles Ferlatte), as well as by SRK Consulting (Canada) Inc. (“SRK”) and authored by current or former employees of SRK (Oy Leuangthong and Aleksandr Mitrofanov), as well as by WSP Canada Inc. (“WSP”) and authored by current or former employees of WSP (Ian Hugh Crundwell and Bruno Perron). Portions of the following information are based on assumptions, qualifications and procedures, which are not fully described herein. Reference should be made to the full text of the Rosebel Report, which is available for review on the Company’s issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

ATLANTIC OCEAN
1. Wanica
2. Commewijne
Paramaribo
GUYANA
FRENCH GUIANA
(FRANCE)
BRAZIL
Georgetown
Rosignol
New Amsterdam
Corriverton
Takama
Ituni
Orealla
Epira
Matapi
Courantyne River
Nieuw Nickerie
Wageningen
Cupido
Nickerie
Burnside
Totness
Coronie
Jenny
Tapoeripa
Apoera
Corneliskondre
Stondansi Projekt
Kamp 52
Bakhuys
Boskamp
Batavia
Saramacca
Groningen
Paramaribo
Lelydorp
Nieuw Amsterdam
Paranam
Onverwacht
Marowijne
Galibi
Moengo
Albina
Saint-Laurent -du-Maroni
Bigi Poika
Zanderij
Sabana
Kwakoegron
Phaedra
Para
Bitagron
Kaaimanston
Coppename River
Brokopondo
Brownsweg
Nieuw Jacobkondre
Lake Brokopondo
Langa Tabiki
Marowijne River
ROSEBEL AND SARAMACCA CONCESSIONS
Gaa Caba
Aurora
Boto-Pasi
Semoisi
Goddo
Djumu
Cajana
Piketi
Sipaliwini
Kabalebo Projekt
Julianatop (1,280 m; 4,199 ft)
Cottica
Benzdorp
Apetina
Anapaike
Pelelu Tepu
Kwamalasamutu
Apikalo
SURINAME
National capital
District capital
City, town, village
Major airport
International boundary
Main road
Secondary road
Railroad
N
0 50 100 Kilometres
0 25 50 Miles

i)Property Description and Location

The Rosebel and Saramacca land package consists of two exploitation concessions, Gross Rosebel and Saramacca, and nine exploration concessions, all located on contiguous ground. Gross Rosebel contains the following producing deposits, Royal Hill (“RH”), Mayo (“MA”), Rosebel (“RB”), Koolhoven-J Zone (“KH-JZ”), Pay Caro (“PC”), and East Pay Caro (“EPC”). Saramacca contains the producing Saramacca (“SM”) deposit.

Current mining operations at Gross Rosebel and Saramacca are governed by the Suriname Gold Mining Project – Mineral Agreement (the “Mineral Agreement”) dated April 7, 1994, as first amended, and supplemented on March 13, 2003, followed by a second amendment and supplemental agreement (the “Second Amendment”) on June 6, 2013. The Second Amendment of the Mineral Agreement contains the terms and conditions for the establishment of an Unincorporated Joint Venture (“UJV”) with the Republic of Suriname to undertake exploration and possible exploitation in concessions surrounding Gross Rosebel. Saramacca is one of the areas subject to the UJV.

The Gross Rosebel concession GMD No. 468/02), which was the first exploitation concession held by RGM, covers an area of 17,000.0 ha in the north-central part of Suriname at a latitude of 5° 25’ Nh and a longitude of 55° 10’ W and lies in the district of Brokopondo, between the Suriname River to the east and the Saramacca River to the west, approximately 80 kilometres south of the capital of Paramaribo.

Saramacca (GMD No. 201/19) covers an area of approximately 4,975 ha, straddling the Brokopondo and Sipaliwini districts of Suriname. To the northeast, Saramacca is adjoined to the Headley’s Reef concession. Saramacca is also adjacent to the Moeroekreek concession.

The centre of Saramacca is located at an approximate latitude of 4° 55’ North and a longitude of 55° 22’ West.

RGM Exploitation and Exploration Concessions

640,000 mE
660,000 mE
680,000 mE
700,000 mE
720,000 mE
600,000 mN
580,000 mN
560,000 mN
540,000 mN
N
Suriname River
GMD 316/16
GMD 317/16
GMD 314/16
Overman
GMD 315/16
GMD 313/16
Koolhoven
J Zone
Pay Caro
GMD 468/02
Mayo
Roma
Royal Hill
Rosebel
Brokopondo
GMD 312/16
Brownsweg
GMD 1157/17
GMD 311/16
GMD 233/14
GMD 516/16
Saramacca
LEGEND
RGM Exploitation concessions
RGM exploration concessions (part of UJV agreement)
RGM exploration concessions (outside of UJV agreement)
Competitor concessions
Gold occurences
Access roads
Lakes and rivers
0
10
kilometers
Scale: 1:400,000
IAMGOLD Corporation
Rosebel Gold Mines
Brokopondo District, Suriname
RGM Exploitation and Exploration Concessions

Exploitation Permits

Gross Rosebel

On December 16, 2002, in accordance with the Mining Decree 1986 of Suriname (the “Mining Decree”), RGM was granted a 25 year renewable Right of Exploitation (“ROE”) for the Gross Rosebel concession by the Republic of Suriname, following the Government’s approval. In accordance with Article 15 of the Second Amendment, the term of the Gross Rosebel concession may be extended by a period of 15 years from its current expiration date of May 2027 until May 2042.

Saramacca

Saramacca is located approximately 25 kilometres southwest of the Rosebel processing plant (the “Rosebel Plant”). RGM legally obtained the ROE to Saramacca on May 2, 2019, and subsequently registered it as such with the Management Institute for Ground Registration and Land Information System.

Exploration Permits

RGM obtained seven rights of exploration, namely Charmagne 1, Charmagne 2, Charmagne West, Anjoemara, LEF, Headley’s Reef and Thunder Mountain under the terms and conditions of the Second Amendment and the Mining Decree in August 2017. The seven rights of exploration under the Second Amendment expired in August 2020. RGM filed for extension of these ROE of which approval is still pending.
Upon acquisition, the Moeroekreek concession was an exploitation concession for the benefit of the previous owner, namely Sarafina NV. Based on the Mineral Agreement as amended, however, RGM is not yet authorized to conduct exploitation activities pending compliance with additional requirements, including the possession of a valid ROE. This was reaffirmed by the Minister of Natural Resources in a formal letter dated December 19, 2018. In 2020, RGM applied for the right of exploration for the Moeroekreek concession. The approval process is still pending.

The Brokolonko concession was granted by the Republic of Suriname to RGM on February 7, 2018, for a period of three years. RGM applied for the extension of the ROE in December 2021 and the approval process is currently pending.

The Mining Decree sets the terms and conditions for the application and extension for the rights of exploration and exploitation. It further states that exploration concessions are held for a maximum of seven years (an initial term of three years, a first extension of two years, and a second extension of two years).

Title

IAMGOLD holds a 95% interest in RGM, with the Republic of Suriname holding the remaining 5%.
On August 30, 2016, RGM signed a letter of agreement (“LOA”) with the Republic of Suriname to acquire the rights to Saramacca. The terms of the LOA included an initial payment of $200,000 which enabled immediate RGM access to the property to conduct due diligence and included access to historical data from previous Saramacca exploration activity.

On September 29, 2016, RGM ratified the LOA by a Ratification Letter. An amendment to the LOA on December 12, 2016, allowed RGM to acquire a 70% interest in Saramacca by completing the agreed terms. Under the terms of the LOA, RGM subsequently paid $10 million in cash and agreed to pay an additional adjustment amount of $10 million in cash, as well as to issue 3,125,000 Common Shares of IAMGOLD to N.V. EEN (“NV 1”) in three approximately equal annual instalments on each successive anniversary of the date the right of exploration was transferred to RGM. The title to Saramacca was transferred from NV 1 to RGM on December 14, 2016 (GMD No 706/16).

Following approval of the ESIA by the Minister of Natural Resources in February 2019, the Saramacca ROE was received on May 2, 2019.

Saramacca is held under a joint venture (“JV”) agreement between IAMGOLD and the Republic of Suriname, whereby the Republic of Suriname, through its wholly-owned subsidiary Staatsolie Maatschappij Suriname N.V., holds a 30% interest and RGM holds the remaining 70%. As such IAMGOLD holds a 66.5% interest in Saramacca.

A 2% fixed royalty based on Rosebel and Saramacca production is paid in-kind to N.V. Grassalco (“Grassalco”), a company wholly-owned by the Republic of Suriname, and a 0.25% fixed royalty of Rosebel and Saramacca production is also paid in-kind to the Suriname Environmental Mining Foundation, a charitable foundation established in accordance with Article 20.13 of the Mineral Agreement. Further, RGM pays an excess royalty of 6.5% in case the gold price is in excess of $425/oz Au. Royalties on Rosebel production are also paid to Euro Resources SA (“Euro Resources”). This royalty is applicable to the first 7.0 million ounces (Moz) Au produced, with payments based on 10% of the excess gold market price above $300/oz Au for soft and transitional ore, and above $350/oz Au for hard rock ore, after deduction of paid royalties.

Other than the royalty on the revenues from mineral production payable to the Republic of Suriname as well as royalties to Euro Resources, RGM is not obliged to make payments of royalties, back-in rights, payments, or other agreements and encumbrances to which the Rosebel and Saramacca properties may be subject. All surface rights for exploration and exploitation concessions belong to the Republic of Suriname. All the annual fees and levies pertaining to the Gross Rosebel and Saramacca concessions have been paid to date. RGM has all required permits to conduct the proposed work on the Gross Rosebel and Saramacca properties. RGM is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the Gross Rosebel and Saramacca properties.

ii)Accessibility, Local Resources and Infrastructure

There are presently two access routes from Paramaribo to the Gross Rosebel and Saramacca operations. One route utilizes a 30 kilometre paved road which connects Paramaribo to Paranam. From Paranam, a paved road courses south following the Afobaka road. From there an unpaved road courses south and west to the Gross Rosebel and Saramacca properties. The other route is a paved road which connects Paramaribo to the international airport at Zanderij. A paved road connects Zanderij to the Afobaka road halfway between Paranam and Afobaka. The route then follows the Afobaka, Brownsweg, and Nieuw-Koffiekamp roads until reaching the property access road. Travel distance for both routes from Paramaribo is approximately 100 kilometres.

The SM pit site is located approximately 25 kilometres southwest of the Rosebel Plant and is accessed primarily via a purpose built 36 kilometre mine haulage road from the Mine.

The climate of Suriname is classified as tropical, i.e., warm during the entire year with the mean temperature of the coldest month being higher than 20°C. The average monthly rainfall is greater than 60 millimetres in the driest month(s). Like much of Suriname, the Gross Rosebel and Saramacca areas are characterized by consistently warm temperatures and high humidity with little seasonal variation. While exploration and production activities can be carried out in all seasons these can be impacted by excessive rains during the rainy season.

Based on data collected at the Mine site since 2004, the average annual precipitation was estimated to be 2,288 mm/y, and the mean annual temperature is 25.0°C. The daily fluctuation in temperature in the interior of Suriname, including the Gross Rosebel and Saramacca areas, is approximately 10°C to 12°C. The average monthly relative humidity in the Gross Rosebel and Saramacca areas ranges from 84.8% in February to 93.5% in June, with an annual average of 89%.

iii)History

Golden Star Resources Ltd. (Golden Star) acquired the ROE to the Gross Rosebel property pursuant to a Preliminary Mineral Agreement between Golden Star, Grassalco, and the Republic of Suriname dated May 8, 1992. A finalized 1994 Mineral Agreement was agreed between the parties signed on April 7, 1994, granting Golden Star a ROE on the Rosebel property for five years.

Golden Star then entered into an agreement with Cambior on June 7, 1994, granting Cambior the option to earn an undivided 50% of Golden Star’s interest in the 1994 Mineral Agreement and the Rosebel property.

On October 26, 2001, Cambior agreed to acquire Golden Star’s 50% interest in the Rosebel property, to hold a 100% interest in the property, for a total cash consideration of $8.0 million and a gold price participation right on future production from the Mine, $5.0 million was paid at closing (May 2002) and the remainder in three equal instalments paid over a three year period. Under its gold price participation right, Golden Star would receive a quarterly payment of an amount equal to 10% of the excess, if any, of the average quarterly market price above $300/oz Au for gold production from the Rosebel deposits soft and transitional rock portions and above $350/oz Au from the hard rock portion, up to a maximum of 7.0 Moz Au produced.

Commercial production at the Mine was achieved in February 2004. Golden Star subsequently sold its royalty interest in production at the Rosebel property to Euro Resources (formerly Guyanor Resources SA) in 2004. In November 2006, IAMGOLD acquired a 100% interest in Cambior, thereby acquiring a 95% interest in the Gross Rosebel property. In December 2008, IAMGOLD acquired 84.55% of the current share capital of Euro Resources.

In June 2013, IAMGOLD, RGM, Grasshopper Aluminum Company N.V., and the Republic of Suriname executed the Second Amendment to the Mineral Agreement. The Second Amendment created a new UJV in which the Republic of Suriname, through NV 1, a wholly-owned subsidiary of the Republic of Suriname, could elect to hold a paid 30% interest and RGM would hold a 70% interest.

In December 2015, IAMGOLD announced the closing of a simplified tender offer for Euro Resources through the Euronext Paris Stock Exchange. At the closing of the simplified tender, in conjunction with purchases made by IAMGOLD through the facilities of Euronext Paris since the submission of the draft offer to the French Autorité des Marchés Financiers, IAMGOLD owns and controls approximately 90% of the outstanding common shares of Euro Resources.

Saramacca Project

The first recorded exploration on the Saramacca deposit was undertaken by Golden Star in 1994. During this time, the Saramacca property was part of a larger grants package known as Kleine Saramacca.

In August 2006, Golden Star signed a JV with Newmont, whereby the latter would fund all exploration activities and Golden Star would be the operator of the property. In 2009, Newmont had earned a 51% interest in Saramacca by spending $6.0 million on exploration expenditures and took over management of the programs.
In November 2009, Golden Star agreed to sell its interest in the Saramacca JV to Newmont. In December 2012, all requirements for the sale and transfer were met, and ownership and control of Saramacca was turned over to Newmont for a total consideration of $9.0 million in cash.

On August 31, 2013, the Saramacca ROE was issued to NV 1.

On August 30, 2016, RGM signed a LOA with the Republic of Suriname to acquire the rights to Saramacca. The terms of the LOA included an initial payment of $200,000 which enabled immediate RGM access to the property to conduct due diligence and included access to historical data from previous Saramacca exploration activity.

On September 29, 2016, RGM ratified the LOA by a Ratification Letter. An amendment to the LOA on December 12, 2016, allowed RGM to acquire a 70% interest in Saramacca by completing the agreed terms. Under the terms of the LOA, RGM subsequently paid $10 million in cash and agreed to pay an additional adjustment amount of $10 million in cash, as well as to issue 3,125,000 Common Shares of IAMGOLD to NV 1 in three approximately equal annual instalments on each successive anniversary of the date the right of exploration was transferred to RGM. The title to Saramacca was transferred from NV 1 to RGM on December 14, 2016 (GMD No 706/16).

Following approval of the ESIA by the Minister of Natural Resources in February 2019, the Saramacca ROE was received on May 2, 2019.

iv)Geological Setting, Mineralization and Deposit Type

Geological Setting
Gross Rosebel and Saramacca lie within a greenstone belt of the Paleoproterozoic Guiana Shield which extends from the Amazon River in Brazil to the Orinoco River in Venezuela, covering an area of more than 900,000 square kilometres.
In Suriname, the sedimentary and volcanic units of the greenstone belt are grouped into the Marowijne Supergroup, which is divided into two formations: the Paramaka Formation and the Armina Formation. The Paramaka Formation consists of volcanic rocks, whereas the Armina Formation consists of flysch sedimentary sequences.

The Gross Rosebel deposits are hosted by a volcano-sedimentary sequence of the Marowijne Supergroup and by the overlying detrital sedimentary sequence of the Rosebel Formation. Five types of lithologies are distinguished on the Gross Rosebel property: felsic to mafic volcanic rocks, felsic intrusion, flysch sequence, arenitic sedimentary rocks, and late diabase dykes. Gold mineralization is predominately hosted in the sedimentary and volcanic rocks, while the intrusion rarely mineralized, and the late diabase dykes are barren.
Saramacca is underlain by metabasalt of the Paramaka Formation. The main volcanic units are a massive basalt overlain by a thinner amygdular basalt unit and a thick unit of pillow basalts, with a southwest to northeast younging direction. The massive basalt is a homogeneous, green, medium grained unit in which leucoxene sporadically develops. The amygdular basalt unit is a greenish grey to buff colour where hydrothermally altered.
The Faya Bergi fault zone is localized along the contact between the massive and pillow basalts along the thinner amygdular unit. The Faya Bergi fault zone and the Brokolonko structures represent a major brittle-ductile vertical dip-slip fault zone to which gold mineralization is associated. Typical brittle features include cataclasite, gouge, fractured zones, and striated fault slip planes, while typical ductile features include shear foliation and minor folding. Several sub-parallel minor shear zones occur on either side of the fault zone.
Mineralization
Two phases of deformation are recognized at Gross Rosebel. The first phase of deformation (D1) is characterized by the development of an early fabric and ductile shear zones which has affected only the volcanic rocks. The second phase (D2) is characterized by the development of the regional foliation, the presence of open to closed folds, and the formation of the main faults. As the veins exhibit no significant signs of deformation, the mineralization is interpreted as being emplaced during the latest stage of the Transamazonian orogeny event.
Three mineralized/structural domains are observed at Gross Rosebel: the North, Central, and South domains. The North domain includes the KH-JZ and PC deposits located along two trends following a WNW-ESE orientation. The Central domain includes the RB deposit, which strikes E-W. The South domain is also E-W striking and hosts the MA, Roma (RM), and RH deposits.
The SM deposit mineralization is principally hosted within a series of N-NW trending structures ranging from two metres to 40 metres in width over a strike length of 2.2 kilometres and is open along strike. Several sub-parallel structures have been identified, however, the Faya Bergi and Brokolonko structures are the primary mineralized structures over a continuous distance. The other structures are variably mineralized, though more drilling is required to test their prospectivity.
Deposit Type
Gold mineralization within the Gross Rosebel and Saramacca deposits is structurally controlled and exhibits similar geological, structural, and metallogenic characteristics to orogenic greenstone-hosted gold deposits as described by Robert et al. (2007). Mineralization at Gross Rosebel consists of quartz-carbonate tension and shear vein association, while mineralization at Saramacca is predominately hosted in a brecciated hydrothermal dolomite along a major fault. Gross Rosebel hosts seven main deposits and several smaller gold occurrences in three mineralized domains.
Gross Rosebel
The North domain is formed by two sub-parallel mineralized trends striking WNW-ESE: the southern trend comprises the PC and EPC deposits (and ETR exploration area), while the northern trend includes the KH-JZ deposits (and MK exploration area). The mineralized trends are found on both flanks of an anticline exposing the volcanic rock and plunging 35° to the WNW. The volcanic rocks are overlain by the Rosebel Formation to the south, and by the Armina Formation to the North. A regional dextral strike-slip fault exhibiting late normal movement marks the southern limit of the North domain and is closely associated with the mineralization.
The South domain includes the MA, RM, and RH deposits. The local geology is characterized by the presence of a volcanic basement overlain by detrital sedimentary rocks of the Rosebel Formation. The MA, RM, and RH deposits are all hosted in the footwall of a major reverse fault striking E-W and which is closely related to the onset of mineralization. The sequence is folded into relatively open and slightly dipping (0 to 15°) east or west folds. Mineralization is associated with the major and/or subsidiary shear zones and in the hinges of anticlines.

The RB deposit is hosted in a sedimentary sequence of siltstone and arenite of the Rosebel Formation. RB is the only deposit not located along a volcano-sedimentary contact. The southern portion of the RB pit exposes one interval of conglomerate interbedded within a coarse grained, quartz rich arenite. This sequence evolves to finer grained arenites and siltstones suggesting a general northward younging direction. The sequence strikes 100° and is sub-vertical to steeply dipping to the north. The sedimentary sequence and the mineralization are intruded by three post-mineralization, sub-vertical, north-south diabase dykes.
Saramacca
To date, the SM deposit is the only proven economic gold deposit within the Saramacca area, however, active exploration continues to evaluate the potential of mineralization located towards the northwest of the SM deposit.
The SM deposit is hosted exclusively in volcanic rocks, along a major fault zone (Faya Bergi) at the contact between massive basalt to the SW and pillow basalt to the NE. The mineralized fault zone varies from few a metres to more than 50 metres thick. Most of the high grade mineralization is hosted in the main fault exhibiting brittle ductile texture with dolomite breccias hosting pyrite and minor arsenopyrite mineralization. Although the fault is continuous over several kilometres, the fault is not systematically mineralized, even within the SM deposit. Lower grade mineralization is observed in subsidiary shears within the pillow basalt unit. These form discontinuous sub-vertical mineralized lenses well developed in SE and NW portions of the SM deposit, but thinner in the central part of SM.

v)Exploration

In addition to drilling activities described elsewhere in this summary of the Rosebel Report, the following tables summarize the Rosebel exploration activities work carried over the past 40 years the Saramacca exploration activities carried over the past 20 years.

Summary of Exploration Work Completed on the Rosebel Concession

Year	Company	Type of Work
1976	Surplacer	Detailed follow up work, involving 900 hand auger holes, four kilometres of bulldozer trenches and 43 RC drill holes.
1979	Grassalco	Carried out 1,500 hand auger holes for a resource estimate.
2002	Cambior	Airborne 14,750 line-kilometre survey including magnetic and radiometric lines, spaced 200 metres apart.
2005	Cambior	Deep augering and small trenches completed at Compagnie Creek.
2006	Cambior	Continuation of deep augering and small trenches at Compagnie Creek.
2007	IAMGOLD	Continuation of deep augering and small trenches at Compagnie Creek.
2008	IAMGOLD	Geophysical compilation of resistivity, conductivity, and metal factor date for the RB deposit.
2010	IAMGOLD	Two exploration trenches completed at ETR and North JZ.
2010	IAMGOLD	Two deep auger programs performed in the West-KH area (65 holes of 10 metres spacing in four lines totaling 383.7 metres), and one in the North Tailings Pond area (six holes).
2010	IAMGOLD	Grab sampling, field reconnaissance, and mapping of outcrops in the South Triangle area during the exploration drilling campaign.
2010	IAMGOLD	Pit mapping performed in the KH, EPC, RH, and MA pits.
2011	IAMGOLD	Pit mapping, grab samples of quartz veins and surface alluvial sampling at ETR, KH, RM, MA, RB East (currently known as Rosebella), East of EPC, and Blauwe Tent.
2013	IAMGOLD	Pit mapping, grab samples of quartz veins, and surface alluvial sampling at RB pit, MK, Compagnie Creek, Spin Zone and Tailings Pond, JZ, and WPC.
2013	IAMGOLD	Grab sampling of an exposed quartz vein in the West KH area.
2013	IAMGOLD	Spin Zone grab samples collected of quartz veins along new completed road cuts.

2013	IAMGOLD	Completed three pit tests and collected 12 quartz vein grab samples in RB East and six pit tests in the RB central area.
2013	IAMGOLD	Trenching in the RMW area to test the continuation of mineralization in the projected waste rock storage facility (WRSF) area. No significant results.
2013	IAMGOLD	Detailed geological mapping of outcrops found along exposed SSM areas in the Koemboe area (within the Rosebel concession).
2014	IAMGOLD	Pit mapping, grab sampling, and pit testing in MA, PC, RH South, RM, RB, NW KH-JZ, ETR, MK, Compagnie Creek, Watapat, Brinky, and the road to Mindrineti Creek.
2014	IAMGOLD	Induced Polarization (IP) Survey of 11.7 kilometres on eight lines with a spacing of 200 metres was completed at RB East and West.
2014	IAMGOLD	Airborne Electromagnetic and Magnetometry Survey (AEM) survey (2,775 kilometres) covering the Rosebel, Thunder Mountain, and parts of Charmagne West, Charmagne, and Headley’s Reef concessions.
2014	IAMGOLD	Several IP surveys in the Rosebel concession including South RM, EPC, and RB.
2014	IAMGOLD	Manual and mechanical augering programs in the Rosebel concession including MK, Compagnie Creek, and KH West.
2015	IAMGOLD	Pit mapping in EPC, JZ, RB, and RH to determine optimal drilling directions infill and RC grade control, and new geological interpretation.
2015	IAMGOLD	Mapping and grab sampling of quartz veins in MK and Compagnie Creek.
2015	IAMGOLD	Small shallow auger program of 66 holes at RH SE pits of SSM tailings area.
2016	IAMGOLD	Pit mapping in EPC, WPC, JZ, RB, RH, RM, OV, and MA to determine optimal drilling directions for infill and RC grade control and update geological interpretation.
2017	IAMGOLD	Pit mapping, grab sampling, and pit testing in KH-JZ, WPC, and RB.
2018	IAMGOLD	Pit testing/ grab sampling and hand augering of surface soft material and SSM tailings in the ETR project.
2018	IAMGOLD	Manual augering/ Surface grab sampling of surface soft material and SSM tailings in the South-West and North West MA area.
2018	IAMGOLD	Augering sampling with a few short lines on the western extension of RB to follow up on the WNW-ESE trend and test mineralized potential at surface.
2019	IAMGOLD	Mapping/ Grab sampling of quartz veins In J-Zone West.
2019	IAMGOLD	One metre manual augering program in MA West as follow up on good results.
2020	IAMGOLD	An augering campaign of SSM tailings in East Tailing dam close to the road to MK.
2020	IAMGOLD	An augering campaign of the SSM tailings at RM.

Summary of Exploration Work Completed on the Saramacca Concession

Year	Company	Type of Work
1994	Golden Star	Regional airborne magnetic and radiometric survey over Saramacca and Rosebel.
1997	Golden Star	Stream sediment sampling on 8 square kilometres to 15 square kilometres drainage basin Bulk Leach Extractable Gold (BLEG). Identification of anomalous alluvium in the Brokolonko Range slopes.
1998	Golden Star	Stream sediment sampling on > 6 square kilometres drainage basin for BLEG.
2002-2005	Golden Star
Shallow soil sampling on 800 metres by 100 metres grid (locally 1,200 metres x 100 metres) along Brokolonko Range. Several gold anomalies highlighted, amongst them, Anomaly M, which was sampled with smaller grid defining a 4.5 kilometre long > 100 ppb soil anomaly.

2005	Golden Star	Deep auger sampling on 200 metres x 200 metres grid over Anomaly M. Definition of a 2,000 metres x 500 metres > 200 ppb anomaly.
2005	Golden Star	24 DD holes for 1,307.24 metres. Confirmation of the existence of in situ mineralization.
2006-2007	Golden Star – Newmont JV
IP survey over geochemical anomaly and drilled area. The initial gradient array survey defined a series of linear chargeability and resistivity features, trending approximately parallel to the ridge. Following this, several dipole-dipole survey lines were completed perpendicular to these features, giving a three-dimensional view of the IP characteristics of the target area.

2008	Golden Star – Newmont JV	30 DD holes drilled for 3,566.27 metres. Confirmation of sub-vertical mineralized zone.
2017	IAMGOLD	Geological and regolith mapping over the SM area along road cuts and drill pads.
2017	IAMGOLD	Orientation Mobile Metal Ion sampling survey (MMI) along section line 1650NW in the SM area, to determine the MMI signature of the mineralized zone for future application.
2017-2018	IAMGOLD	Geological mapping campaign coupled with IP and MMI surveys along the southern extension of the SM area.
2018	IAMGOLD	Field mapping on the exposed duricrust layer along open road cuts and drill pads.
2019	IAMGOLD	Grab sampling program along the projected haul road to Saramacca.
2019	IAMGOLD	Grab sampling program along the projected area for the Dam construction at Saramacca.
2019	IAMGOLD	Grab sampling program in the southeast extension area along road cut.
2020	IAMGOLD	One metre augering sampling campaign on the SSM tailing area close to the SM NW extension high grade zone.
2020	IAMGOLD	Grab sampling program on the SSM tailing close to the SM NW extension zone.
vi)Drilling

The following table provides a summary of exploration drilling at Saramacca. From 2016 to 2018, exploration work conducted on Saramacca was performed by RGM’s Suriname Exploration Department (“SurEx”) which conducts exploration work outside of the Rosebel concession. In early 2018, exploration and evaluation activities were transitioned to RGM’s Mine Exploration Department (“MinEx”) who continue to conduct the ongoing exploration activities at Saramacca.

Summary of Saramacca Exploration Drilling since 2002

Year/ Owner	Undefined	DD (m)	RC1 (m)
Goldstar (2002-2005)	1,160	1,307	-
Goldstar/Newmont (2006-2008)	1,905	3,566	-
Goldstar/Newmont (2009-2010)	-	4,420	-
IAMGOLD-SurEx/MinEx (2016-2018)	-	76,173	4,986
IAMGOLD-MinEx (2018-2021)	-	40,768	35,532
Total	3,065	126,234	40,518

From 2004 to 2021, a total of 824,439 metres of DD and 67,977 metres of RC drilling have been carried out on the Gross Rosebel concession. From 2002 to 2021, a total of 126,234 metres of DD and 40,518 metres of RC drilling have been completed on the Saramacca concession.

Holes are drilled using HQ size wireline equipment in saprolite, reducing to NQ size in transitional to hard rock. The core recovery is usually very good (>90%). The collar locations are surveyed and single-shot and multi-shot instruments are used to measure downhole deviations.

Since 2016, core orientation using a Reflex ACTII tool is done on DD core from the Gross Rosebel and Saramacca concessions.

The drilling procedures are generally similar between the MinEx and the SurEx teams. Spacing for infill drilling varies between 25 metres and 50 metres, depending on the geological complexities related to gold mineralization.

vii)Sampling, Analysis and Data Verification

Two analytical methods are used to analyze Gross Rosebel and Saramacca DD and RC samples: FA and PAL. Samples are processed in two different laboratories: the RGM laboratory and the independent Filab laboratory.

Sampling Preparation

DD and RC samples are prepared using the industry standard rock sample preparation procedure of drying, weighing, crushing, splitting, and pulverizing.

Since 2014, Filab and ENZA Analytical Services (“ENZA”) are used as check laboratories by the RGM Laboratory for the FA process. For PAL samples, the RGM laboratory uses CRS Laboratories Oy-Activation Laboratoires Ltd., Newmont’s Merian Gold Mine laboratory in Suriname, and ENZA, as external laboratories. Umpire testing of samples is also conducted by ALS in Vancouver, Canada.

All geological and geotechnical logging, as well as marking of the sample interval is performed by IAMGOLD-RGM geologists and geotechnicians at both Gross Rosebel and Saramacca. All geological and geotechnical logging, splitting, and sampling completed by MinEx is performed at the Rosebel MinEx core shack facility. For the drilling campaign performed at Saramacca by SurEx, geological and geotechnical logging was completed in the Saramacca camp core shack facility. Core boxes were then transported to the Mine for splitting and sampling of half core.

Once the core is delivered to the core shack (either at the Mine or Saramacca), the core is washed to remove the drilling fluids and in the case of saprolite the top layer is peeled to expose structures in the soft material. Geotechnical logging is carried out by the geotechnician who records the core recovery, rock quality designation, rock hardness, and fracture density. Core is then logged in detail by the geologist (lithology, alteration, veins, etc.) and the sample intervals are identified. The drill holes are sampled continuously from the top to bottom of the hole, with a length generally between one metre and 1.5 metre, however, in rare instances where core recovery is poor, the interval is extended to enclose fixed metre marks. Visual geological indicators, such as changes in lithology, weathering, alteration, mineralization, and structure, and changes in hole diameter are taken into consideration in the identification of sampling boundaries.

SG samples comprise segments of 10 centimetres of half core deemed representative of their respective unit. SG samples are collected from the top to the bottom of each DD hole in both mineralized and barren material. Since 2015, samples are collected from Rosebel and Saramacca by MinEx every 10 metres in all material. The SurEx team collects samples every 10 metres in soft oxidized material down to the transition zone, and thereafter every 25 metres in fresh rock. The frequency may locally increase to cover rapid changes in lithology to ensure all lithotypes are sampled.

Quality Control Measures

IAMGOLD-RGM follows a QA/QC protocol which involves:

•The insertion of CRMs.
•The insertion of certified pulp and rock blanks.
•The insertion of uncertified commercial rock blanks, which were tested to be barren.
•Field duplicates in RC holes.
•Check assays (coarse rejects and pulps).
•Periodic audits at the primary laboratories (Filab and the RGM laboratory).
Prior to 2009 all IAMGOLD-RGM MinEx samples were processed at the RGM laboratory. Since 2009 IAMGOLD-RGM MinEx samples are either processed through the RGM laboratory or Filab, the destination of the sample depends on the availability of the RGM laboratory. For Saramacca, exploration samples collected by IAMGOLD-RGM SurEx from 2016 to 2018 were submitted to Filab, while starting in 2018 the samples collected by IAMGOLD-RGM MinEx were submitted to the RGM laboratory and Filab. Since March 2020 all FA samples from IAMGOLD-RGM MinEx have been sent to Filab for processing.

Umpire testing of samples from both MinEx and SurEx are conducted through ALS in Vancouver, Canada. Since 2014, Filab and ENZA have been used as check laboratories by the RGM laboratory for the FA process and check assays have been sent to ALS. For PAL samples, the RGM laboratory uses CRS Laboratories Oy-Activation Laboratoires Ltd., Newmont’s Merian Gold Mine laboratory in Suriname, and ENZA, as external laboratories. Filab and ALS are autonomous, commercial geochemical laboratories that operate independently of IAMGOLD-RGM. The RGM laboratory is an internal mine laboratory operated by IAMGOLD-RGM.

Security Measures

All samples are collected by, or under the secure supervision of IAMGOLD-RGM personnel, from the time of sampling through to receipt at the primary laboratory.

Samples are transported exclusively by IAMGOLD-RGM personnel or by an independent contractor, Vonkel, between the drill site, Saramacca camp or Rosebel core shack facility, RGM laboratory, and Filab. The samples are recorded on the chain of custody form, grouped by drill hole and signed off by both parties.

The signed chain of custody forms are scanned, filed, and stored, both digitally and as hard copies. Reference halved core pulp, and rejects are stored within a secured perimeter at the Mine.

The RGM laboratory is fenced, and has security posted at the entrance. As soon as the samples arrive at the laboratory site, samples are registered using a scanner into the Laboratory Information Management System (LIMS, RGM), or given an internal ID (Filab) and are then stored. To ensure the integrity of each sample shipment, the core shack supervisor/geologist from MinEx, using the submittal sheet, verifies that all samples are accounted for when the samples are shipped out. A submittal sheet is forwarded to the laboratories to verify, at the receiving end, that no samples are missing.

Assaying and Analytical Procedures
Rosebel samples can be analyzed using PAL or FA, in most cases the grade control RC samples and exploration RC samples are analyzed through PAL, while the DD samples are analyzed with FA. Saramacca samples (grade control and exploration) are systematically analyzed with FA due to the lower metallurgical recoveries observed with the SM deposit.
IAMGOLD-RGM employed QA/QC actions to provide adequate confidence in data collection and processing. During drilling, experienced IAMGOLD-RGM geologists implemented industry standard measures designed to ensure the reliability and trustworthiness of exploration data.
Database verifications consisted of monitoring all data imported into the database for errors, such as overlapping sample intervals or missing information. Monitoring of data was completed manually, and with the use of a database program.
Regular analysis of analytical QC data was undertaken by IAMGOLD-RGM following the IAMGOLD FA Guidelines. These guidelines state that when a QC failure occurs, all samples between two acceptable standards surrounding the failure must have their rejects and pulps re-assayed with new control samples, and the project geologist is notified of the failure. A QC failure was defined by IAMGOLD-RGM as, for any given sample batch, the analysis of two standard samples outside of two standard deviations, or one standard sample outside of three standard deviations.

viii)Metallurgical Testing

The Rosebel Plant was designed to treat 12.5 Mtpa ore via a conventional cyanidation process. ROM material is processed using a conventional gyratory crusher with a secondary crusher in open circuit and a SAG-Ball milling comminution circuit followed by gravity, CIL process and associated gold recovery and carbon handling circuits to produce doré.
The 2022 LOM plan was developed based on the processing rate of the Rosebel Plant which has a limit of 7.7 Mtpa of hard rock equivalent with the replacement of the secondary crusher and the replacement of the pebble crusher with larger ones. The total limit is 12.5 Mtpa depending on soft ore feed. The feed is also limited by rock hardness, which is considered through a SPI factor by pit, where fresh rock has a higher factor than soft or transition. Detailed summaries of previous metallurgical test work program on Rosebel ores can be found in the 2018 NI 43-101 report for Rosebel (IAMGOLD, 2018).
Recent grindability and metallurgical test work programs were completed on Gross Rosebel and Saramacca mineralized samples. The results and analysis from these metallurgical test programs are summarized and discussed in this section.
The main outcomes are summarized below:
•The difference in hardness between historical data for the Gross Rosebel pits and the samples tested in the 2021 is small with the exception of the JZ deposit mineralized material which appears to be harder at depth and PC deposit mineralized material that appears to be slightly softer than historical values. This hardness characterization program is projected to be completed in H1 2022.
•As part of the geometallurgical program, IAMGOLD wanted to assess grind size impact on metallurgical performances. Results to date indicate that the impact on gold recovery by increasing grinding product from 80% passing (P80) 75 μm to P80 120 μm would not significantly impact performance and that, should IAMGOLD be able to debottleneck the SAG mill throughput then the increase in mill feed throughput will compensate largely for the small loss in recovery.
•The SM deposit’s hard rock and transition material present two challenges, the first being that the ore contains variable amounts of refractory gold locked in pyrite. The second being the occurrence of graphitic carbon within specific mineralized zones.
◦For the refractory gold, recoveries may be improved by 6% to 8% using sulphide flotation followed by ultrafine grinding and products cyanidation, however, the small quantities of hard rock within the SM deposit does not support the additional capital costs required to have a separate crushing-grinding-flotation plant followed by ultrafine grinding to process SM hard rock.
◦Regarding graphitic carbon, while flotation could remove a substantial amount of carbon, it will result in significant additional gold losses. Furthermore, the carbon flotation tails would still contain an amount of graphite that would impact the CIL circuit (Preg-Robbing). It has been decided that any ores containing a significant amount of graphitic material should be stockpiled until the end of the mine life and processed at that time.
ix)Mineral Reserves and Mineral Resources

Mineral Resource Estimate
The current Rosebel and Saramacca Mineral Resource estimate is summarized in the table below.
Rosebel and Saramacca Mineral Resources Estimate as of December 31, 2021

Classification	Tonnes (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au) 100% Basis	Attributable Contained Metal (000 oz Au)
Rosebel
Measured	10,736	0.6	223	212
Indicated	139,813	1.0	4,567	4,339
Inferred	16,051	0.9	455	432
Saramacca
Measured	499	0.5	8	6
Indicated	22,667	2.1	1,507	1,002
Inferred	5,966	1.2	233	155
Rosebel and Saramacca
Measured and Indicated	173,715	1.1	6,305	5,558
Inferred	22,017	1.0	687	587
Notes:
1.CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions) were followed for Mineral Resources.
2.Attributable ounces have been calculated as 95% for Rosebel and 66.5% for Saramacca.
3.Mineral Resources are estimated at a cut-off grade which varies between 0.18 g/t Au to 0.54 g/t Au, depending on the material and pit. Mineral Resources are estimated using an average long term gold price of $1,500/oz Au.
4.Mineral Resources are constrained by Whittle optimized pit shells.
5.A minimum mining width of five metres was used.
6.Bulk density was estimated by OK by weathering type except for PC, RB, and MA, which utilizes a mean value based on density data.
7.Mineral Resources are inclusive of Mineral Reserves.
8.Mineral Resources that are not Mineral Reserves do not demonstrate economic viability.
9.Numbers may not add due to rounding.

Gross Rosebel
The Rosebel Mineral Resources are estimated using DD hole and RC hole data. All holes have been established on a local grid and the final collar locations have been surveyed and reported in UTM WGS84 zone 21N. The current Mineral Resource database for Gross Rosebel and Saramacca is composed of 6,857 DD holes, totaling 1,096,247 metres for 678,987 assayed samples and 6,284 RC holes, totaling 392,907 metres for 126,515 assayed samples. The resource database includes DD holes and RC holes located either within or close to the pit area.
In-situ bulk density samples are taken from DD holes for each weathering type (laterite, saprolite, transition, and rock) and for specific lithology units in each project. SG was measured at the RGM laboratory using a standard weight in water/weight in air methodology on core from complete sample intervals. The density is calculated by the RGM laboratory by using the wax method for soft and transitional material.
The geologic modelling (mineralized zones) was completed by RGM geologists using the LeapFrog software. Data was exported from the GEMS database and then imported into LeapFrog. The main lithologies, structural elements, weathering profiles of each deposits are constructed using 3D outlines created on 25 metres evenly spaced cross sections in Gems. The weathering profiles, which include saprolite, transition, and rock are determined using geotechnical measurements taken on the core by the geotechnicians and geologists. The laterite profile is determined using geological observations of the core samples by the geologists and from the topography, it is generally modelled as a layer thinner than five metres.
Mineralized zone modelling is strongly guided by a project’s geological model and refers to lithological units, structural, and deformation constraints. Generally, mineralized zone envelopes are drawn from drill data assays which carry a gold content higher than 0.3 g/t Au. Mineralized zone modelling for RB, PC, and MA were completed by RGM geologists in LeapFrog based on assay selections and fixed parameters in the software. The targeted thickness was three to five metres minimum, but some occurrences were noted where the model is less than the minimum width. For deposits where production data was available (PC, RB, and MA), the mineralized zone modelling might also consider blast hole results (converted in minable blocks or packets) for geometrical 3D layout and to better define the shapes of the mineralized zones.
The composite length is in line with previous updates at three metres. The mineralized zone solids were used to create a controlling table with rock code intervals (precedence is given, in order, to laterite – mineralized zones – weathering). The composites are calculated within the intervals of that controlling table. The last composite of the interval (if incomplete) is spread equally to the other ones of the same unit (rock code). This approach keeps an equal representativity of each composite and avoids leaving behind part of the original assays.
Three metre composites were generated from DD hole uncapped assays for ETR, MK, RMW, RME, and OV. The choice of composite length is mainly based on the following criteria: height of mining bench, mineralized zone thickness, length of assays, and reconciliation with production numbers. All composites are constrained within the mineralized zone and laterite solids first, and secondly, within the lithology and weathering solid limits. Poorly representative composites are not taken into consideration for resource estimation. These can include composites which are missing more than 50% of assays and/or where the composites that are less than one metre (for five metre composites) or 0.6 metres (for three metre composites). The smaller composites were generally created at the end of a solid interval or at the bottom of a hole. They were discarded from the composite data set.
For KH-JZ and RH, SRK used Leapfrog Geo™ software (version 6.0.4) to construct the geological solids. A combination of Leapfrog Edge™, and GSLib™ software were used to prepare assay data for geostatistical analysis, construct the block model, and estimate gold grades. The gold grade estimation domains were constructed using three-dimensional implicit modelling along identified structural trends. Domains were created within the extent of the drilling and based on a grade threshold of 0.15 g/t Au for exploration drill holes and 0.3 g/t Au for RC grade control (GC) drilling. The grade thresholds were selected based on the apparent inflection of the mineralized population on the assay probability plot and on the observation that below this threshold the mineralized veinlets rarely occur in the core. The additional rationale for selecting the higher threshold for GC data is that historically grade control assay data demonstrated a consistent positive bias in comparison with the exploration drilling data. The gold grade domains were modelled as an indicator interpolant above the selected threshold and were not implicitly modelled on grade. These domains were interpolated along steep structural trends consistent with the orientation of the major shear zones. Smaller domains supported by two or fewer drill holes were removed from the final domains.
Block size properties and extensions are selected to cover all the interpreted mineralized zones and in accordance with RGM mining equipment and practices. All block models are coded for lithology, weathering, and mineralized zones using a unique rock code assigned when at least 50% of the blocks are located inside a solid or the centroid block is inside the solid.
For ETR, OV, RME and MK, interpolation was performed using ID3, with a maximum number of composites varying by pit from 12 to 20 in order to control smoothing. For each pass, the minimum number of composites is decreased to increase the number of blocks estimated. A maximum of two or three composites, from the same hole, is set to limit grade smearing.
Block models for MK, ETR, Roma West (RMW), Roma East (RME) and OV were not updated because there has been no new drilling or mining at these deposits. The KH-JZ, PC, MA, RH, and RB block models have been updated using OK. SRK updated the KH-JZ, RH, and SM block models and WSP updated the PC, MA, and RB block models.
The Mineral Resources estimations for all projects are classified according to the CIM (2014) definitions and guidelines. The block classification strategy considers drill hole spacing, geologic confidence and continuity of category.

Criteria used for block classification by SRK are:
•Measured: Blocks informed within a 25-metre radii with a minimum of three drill holes. This nominally corresponds only to RH Central zone areas near infill grade control holes. The mean average distance of informing composites for this category is within 20 metres and estimated within Pass 1. There is no Measured in KH-JZ.
•Indicated: Blocks with an average distance to three holes within 70 metres. This corresponds to an average distance of 30 metres to 50 metres to three holes depending on the deposit, and with a mean average distance of informing composites for this category is within 32 metres to 45 metres. These blocks are estimated within passes 1 and 2 and constrained to the mineralized domains.
•Inferred: All blocks not classified as Measured or Indicated, and any unclassified block with an estimated grade with a range of up to two times the variogram range.
The QPs are satisfied that the mineral resources were estimated in conformity with the widely accepted CIM Estimation of Mineral Resource and Mineral Reserve Best Practices Guidelines (2019). The mineral resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent mineral resource estimates. The mineral resources may also be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic, and other factors.
Saramacca
The Mineral Resource model prepared by SRK considers results from an additional 128 DD holes for 28,461 metres drilled, 316 RC holes for 40,908 metres drilled, 6,876 grade control RC drill holes for 297,195 metres were drilled since the initial September 2018 mineral resource model. Leapfrog Geo™ software (version 5.1.0) was used to construct the geological solids. SRK used a combination of GEOVIA GEMS™ software (version 6.8.1), Leapfrog Geo™, and GSLib™ software to prepare assay data for geostatistical analysis, construct the block model, and estimate gold grades. The mineral resource model considers 570 DD holes (113,927 metres) and 354 RC drill holes (45,456 metres), and 907 grade control RC holes (28,850 metres) from infill grade control holes that were directly used in the estimation.
The Saramacca Mineral Resource model is based on a structural geology investigation. The geological model includes the distribution of the main rock types and structurally controlled gold mineralized domains. Gold mineralization is associated with a major brittle-ductile vertical dip-slip fault zone located at the contact between a sequence of massive and pillowed basalt. Two main fault zones, Faya Bergi and Brokolonko, are located at the contact between amygdular basalt and pillow basalt. Several sub-parallel minor shear zones are located in the hanging wall of the main fault zone in the pillowed basalt.
The modelling process has not changed significantly since the 2018 model and mostly involved updating the existing lithology, mineralization and weathering domains using new drilling information. The lithological domains were constructed by SRK as a geological model in Leapfrog Geo to account for the new drilling information and updated lithological logging. The main rock types modelled are (from southwest to northeast): massive basalt, amygdular basalt, combined Faya Bergi and Brokolonko fault zone, pillow basalt, and pyroclastic. In addition, gold grade domains were constructed using three-dimensional implicit modelling along identified structural trends. Domains were created within the combined fault zone and within the hanging wall pillow basalt zone, based on a grade threshold of 0.1 g/t Au. The low-gold grade domains were modelled as an indicator interpolant above the selected cut-off, rather than implicitly modelled on grade. These domains were interpolated along steep structural trends along the fault orientation. Smaller domains supported by two or fewer drill holes were removed from the final domains.
SRK also updated the weathering profile model based on the logged downhole data and core photographs. Only the laterite surface was updated using the three new intersections from the exploration RC drill holes, the rest of the weathering domains remain unchanged in comparison with 2020 model. SRK also developed the wireframes of duricrust rocks within the laterite weathering zone. The duricrust was developed as a continuous zone, closer to the top of the ridge where the movement of weathering material is unlikely, and as discontinuous boulders in the areas of the slopes of the ridge. The duricrust was also populated in the block model and was used in assigning the SG values, but for the purpose of grade estimation, it was considered as a part of the laterite unit. Overall, the weathering profile includes duricrust, laterite, saprolite, transition zone, and fresh rock.
SG was measured at the RGM laboratory using a standard weight in water/weight in air methodology on core from complete sample intervals. The SG database contains 7,286 measurements across all weathering zones, representing a 53% increase in SG measurements since the September 2018 resource model. Only 99 and 186 SG measurements were taken on duricrust and laterite material, respectively. Note that the duricrust material was not recognized in Saramacca resource models before 2019, thus the number of SG measurements previously (i.e., 2017 and 2018) noted in laterite actually reflected the combined duricrust and laterite materials.
As in previous years, the average SG in saprolite is lower than the average SG in laterite. For this reason, there is a risk that the laterite SG is anomalously high and may contribute to higher tonnages if associated grades are higher than the reported gold cut-off grade. As the bulk of the mineralization lies in saprolite, transition and fresh, this risk is considered low.
In August 2017, SRK evaluated the historical and recent drill hole databases for the initial Saramacca resource estimate and decided to combine these databases as conditioning data for grade estimation. This decision was supported via a statistical review of the data types, data density and a general impact on grade estimation. This decision was not revisited, and both databases were combined once again. Approximately 70% of assay samples measure 1.5 metres or less, with approximately 60% of these assays sampled at 1.5 metres. Virtually all assays are sampled in less than two metre intervals. SRK chose to composite at 1.5 metres and avoid ‘breaking’ assays to form larger composites, and only kept the residual composite lengths of 0.75 metres or more for resource estimation. This composite length choice is consistent with previous Saramacca models.
To further limit the influence of high gold grade outliers during grade estimation, SRK chose to cap composites, as these are the data used explicitly in estimation. Capping was performed by grade domain and by lithology domain. SRK relied on a combination of probability plots, decile analysis, and capping sensitivity plots. Separation of grade populations characterized by inflections in the probability plot or gaps in the high tail of the grade distribution were indicators of potential capping values. Decile analysis was then used to confirm the reasonableness of capped threshold.
SG was also estimated in the block model, based on the weathering profile. Unlike grade composites, which are 1.5 metres lengths, SG data are only 10 centimetres in length and are not collected continuously down the core. Compositing of SG was not possible, and given the small support, estimation parameters for SG were chosen to yield a smooth interpolation result. Specific gravity data were also capped, by weathering zone, to avoid any extreme low and/or high values for estimation. The impact of capping on the average SG was less than 1% for all weathering zones.
SRK used the Geostatistical Software Library (GSLib, Deutsch and Journel, 1998) to calculate and model gold variograms for the mineralized domains. For each domain, SRK assessed three different spatial metrics: (i) traditional semi variogram of gold, (ii) correlogram of gold, and (iii) traditional semi variogram of normal scores of gold. Downhole variograms were calculated to determine the nugget effect.
In discussions with IAMGOLD, the block size was adjusted to 5.0 metres x 8.0 metres x 8.0 metres, with the eight metre dimension parallel to the strike direction and an eight metre vertical dimension. A rotated block model was created using GEMSTM, with a rotation angle of 35°. SRK based the block model coordinates on the local UTM grid (Zone 21N) and elevated the model by 500 metres vertically to ensure positive pit elevations. SRK populated grades for each of the domains into a whole block model.
The block model was populated with estimated gold grades using OK in the mineralized domains and applying up to three estimation runs with progressively relaxed search ellipsoids and data requirements. The three un-mineralized domains (massive basalt, amygdular basalt, and pyroclastic zone) and SG within each weathering zone were estimated using an ID2 estimator. The first estimation pass in the mineralized domains is based on an octant search with search radii up to the variogram range. For the fault mineralized (LG) zone, the first pass search was based on half the variogram range. In general, second and third pass estimations use an ellipsoidal search with the search radii expanded between one and two times the variogram range. The estimation ellipse ranges and orientations are based on the variogram models developed for the various domains within the deposit. In all cases, gold and SG were estimated using a hard boundary approach.
SRK chose to limit the influence of high grade composites during the estimation where required. In generally extensive domains like the massive basalt, amygdular basalt and pyroclastic zones, this was controlled in all passes. In the mineralized domains, a high grade limited radius was imposed in the third pass, which should affect areas of sparse drilling wherein the risk for grade smearing may be high.
The block classification strategy considers drill hole spacing, geologic confidence and continuity of categories. SRK considers that there are no measured blocks within the SM deposit. To differentiate between Indicated and Inferred, a separate block model was created solely to assist with block classification using an estimation run. Criteria used for block classification are:

•Indicated: Blocks estimated within a 40 metres x 40 metres x 40 metres search radius, using a minimum of three drill holes and belonging to fault, fault LG, fault HG, pillow basalt LG, and laterite domains. This nominally corresponds to a drill hole spacing of 50 metres to 60 metres. The mean average distance of informing composites for this category is within 30 metres.
•Inferred: All blocks not classified as Indicated, and any block with an estimated grade with a range of up to two times the variogram range.
CIM (2014) definitions define a Mineral Resource as: “[A] concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”
The “reasonable prospect for eventual economic extraction” requirement generally implies that quantity and grade estimates meet certain economic thresholds, and that Mineral Resources are reported at an appropriate cut-off grade that considers extraction scenarios and processing recovery. SRK considers that the SM deposit is primarily amenable to open pit extraction. To assist with determining which portions of the gold deposits show “reasonable prospect for eventual economic extraction” from an open pit and to assist with selecting reporting assumptions, RGM mining engineers developed a conceptual open pit shell using corporately approved mining, processing, and G&A costs. Other pit optimization parameters include:
•Metallurgical gold recovery of 92% for laterite, 91% for saprolite, 81% for transition and 74% for fresh rock.
•Gold price of $1,500/oz Au.
After review of optimization results, and through discussions with IAMGOLD, SRK considers that it is reasonable to report as open pit Mineral Resource those classified blocks located within the conceptual pit shell above a cut-off grade of 0.25 g/t Au for laterite and saprolite, 0.34 g/t Au for transition material, and 0.54 g/t Au for fresh rock material.
No underground Mineral Resource is reported.

Mineral Reserve Estimate
The current Rosebel and Saramacca Mineral Reserve estimate is summarized in the table below.

Rosebel and Saramacca Mineral Reserve Estimate as of December 31, 2021

Classification	Tonnes (000 t)	Grade (g/t Au)	Contained Metal 100% Basis (000 oz Au)	Attributable Contained Metal (000 oz Au)
Rosebel
Proven Reserves	1,161	1.4	51	48
Proven Stockpiles	9,667	0.5	168	160
Total Proven Reserves	10,828	0.6	219	208
Probable Reserves	75,974	1.0	2,377	2,258
Total Proven and Probable	86,802	0.9	2,595	2,466
Saramacca
Proven Reserves	-	-	-	-
Proven Stockpiles	499	0.5	8	6
Total Proven Reserves	499	0.5	8	6
Probable Reserves	21,863	1.7	1,225	814
Total Proven and Probable	22,362	1.7	1,233	820
Rosebel and Saramacca
Total Proven	11,327	0.6	227	213
Total Probable	97,837	1.1	3,602	3,073
Total Proven and Probable	109,164	1.1	3,829	3,286
Notes:
1.CIM (2014) definitions were followed for Mineral Reserves.
2.Attributable ounces calculated as 95% for Rosebel and 66.5% for Saramacca. Mineral Reserves include material from the Rosebel and Saramacca concessions.
3.Mineral Reserves were estimated assuming open pit mining methods using an average long term gold price of $1,300/oz Au.
4.Mineral Reserves are estimated at a cut-off grade of 0.23 g/t Au to 0.67 g/t Au, depending on the material and pit.
5.Mineral Reserves include dilution between 3% and 21% at a grade of 0.1 g/t Au to 0.29 g/t Au.
6.Mineral Reserves include a mining recovery between 94% and 99% depending on the zone.
7.Average CIL process recovery is estimated at 89.2%.
8.Mining cost: $2.70/t mined. Processing costs: $10.51/t milled (inclusive of power). G&A costs of $4.37/t milled.
9.Mineral Reserves are based on survey at the end of November 2021 projected to December 31, 2021.
10.Numbers may not add up due to rounding.

RGM is not aware of any known mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.
The Mineral Reserve estimate includes mining dilution based on rock type, the shape of the mineralized ore zone and the geological dilution included in the initial resource model. The dilution calculation is a two-step approach based on scripts.
•The first step simulates material movement due to blasting by transferring material from a block to surrounding blocks.
•The second step looks at the block position within the ore body and its neighbouring blocks diluted grade to determine each block destination as ore or waste.
RGM uses a standard optimization approach to determine pit shells. Optimizations were completed in Whittle Four-X software. The software accounts for the estimated revenues and costs associated with mining each block while respecting slope angles.

The selection of the final pit limits was based on a combination of quantitative and qualitative factors, such as total contained ounces, minimum mining width, strip ratio, DCFs, and proximity to local infrastructure/villages, etc.
An optimization cost model was developed based on the RGM 2020 budget accounting for mining cost, processing cost, G&A cost, sustaining cost and capital cost.
Based on the selected final pit shell and its concentric shells, a series of engineered final and intermediate pit designs, for each deposit, was completed incorporating operational and geotechnical parameters (berms, geotechnical benches, haul roads, etc.).
These designs formed the basis of the LOM plan. The results of the LOM plan were used to calculate operational requirements, such as equipment and manpower. G&A costs are adjusted accordingly, and capital costs are determined separately based on established strategic performance objectives.
Metal prices used for Mineral Reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources. For Mineral Resources, metal prices used are slightly higher than those for Mineral Reserves.
IAMGOLD applies a flat gold price assumption for all of its sites over the LOM. The gold price assumption for estimating the Rosebel and Saramacca Mineral Reserves at December 31, 2021, is $1,300/oz Au.
The 2021 Mineral Reserve estimate is confined to material within the pit designs. All designs have been completed based on a practical mining sequence and geotechnical recommendations in Mine Plan mine design software.

Information on Mineral Reserves and Mineral Resources is provided in Section 4 of Item III below. The Mineral Reserves and Mineral Resources estimates for Rosebel can be found in the “Mineral Reserves and Mineral Resources of Gold Operations as of December 31, 2021” table below.

x)Mining Methods

The Rosebel and Saramacca operations are conventional truck and shovel, drill and blast, open pit operations. RGM runs an owner operated fleet with subcontractors used as support for auxiliary activities.
The Rosebel and Saramacca drilling fleet consists of a mixed fleet of fifteen drills. Drill and blast parameters vary for each of the pits due to different material types and pit designs. All drill holes are 165 millimetres diameter. All blasting activities onsite are executed by RGM employees. Holes are loaded with bulk explosive matrix and initiated with non-electric detonators.
Ore movement during blasting is a critical issue for the Gross Rosebel and Saramacca operations. For this reason, blast movement monitors are systematically used when blasting mineralized areas to measure vertical and horizontal displacement which allows for the adjustment of the post-blast ore packets. Blast movement is typically in the order of six metres horizontally and approximately three metres vertically on a nine metre bench, according to current measurements.
In order to improve the definition of the ore zones, the preferred method for grade control is through RC drilling in all pits. RC grade control drilling is planned on a grid spacing pattern of 12 metres x 6 metres using inclined holes. Blast hole sampling is used for grade control in areas where RC grade control drilling is not completed. A fleet of four Shram Buggy rigs is used for RC drilling managed by Major Drilling.
The LOM schedule and production rate have been established to feed the Rosebel Plant to its power capacity while respecting annual mining rate constraints, phase drop down rates, and minimizing truck peak requirements.
The LOM plan was completed by month for 2022, quarterly in 2023, and annually for the remaining of the schedule from 2024 to 2033. The results of the schedule are presented on an annual basis.
The 2022 LOM plan (on a 100% basis) envisages a 12 year operational mine life averaging 277,223 oz Au/year, ramping up to over 300,000 oz Au/year in 2025, with a total forecast production of 3.327 Moz Au. With additional capital investment, there are opportunities to benefit from further operational efficiencies and improve the LOM plan including accelerating the production ramp up, improvements to the comminution circuit, process plant expansion, and targeting certain productivity and cost optimizations.
The processing rate of the Rosebel Plant has a limit of 7.7 Mtpa of hard rock equivalent. The total limit is 12.5 Mtpa depending on soft ore feed. The feed is also limited by rock hardness, which is considered through a SPI factor by pit, where fresh rock has a higher factor than soft or transition material. Diluted ore tonnages were accounted for in determining the processing rate limits of the Rosebel Plant.

xi)Recovery Methods

The Rosebel Plant was designed to treat 12.5 Mtpa ore via a conventional cyanidation process. ROM material is processed using a conventional gyratory crusher with a secondary crusher in open circuit and a SAG-Ball milling comminution circuit followed by gravity, CIL process, and associated gold recovery and carbon handling circuits to produce doré.
The Rosebel Plant has been progressively expanded and documented in previous NI 43-101 technical reports.
The feed to the Rosebel Plant has been a specific blend ratio with a minimum of soft rock quantities required (i.e., laterite and saprolite). While the Rosebel Plant has currently been operating near capacity, for future mining years laterite and saprolite quantities will drop significantly and the feed will consist of transitional and hard rock ore. The only pit that will source saprolite and laterite to the Rosebel Plant is the SM pit.
The below table presents the average recoveries used in the LOM based on test work and combined with historical production data.
Life of Mine Gold Recoveries

Rock Type	Rosebel (% Au)	Saramacca (% Au)
		Non Graphitic	Graphitic
Laterite	N/A	91.5	91.3
Saprolite	94.9	90.4	89.4
Transition	93.0	79.8	70.0
Hard Rock	93.0	73.0	73.1

xii)Site Infrastructure

The Mine site includes the following infrastructure:
•access road and site roads;
•air strip;
•administration Building (includes Security, Health and Safety, Environment, Engineering, Geology, Accounting, Information Technology, Procurement, and Logistics);
•Human Resources (HR) Building (includes HR and Capital Projects);
•mine offices;
•Mine Dry/Lunchroom;
•camp (includes kitchen, gymnasium, recreation area, camp offices, and rooms). The camp consists of 1,253 single and double rooms which can accommodate a maximum of 2,300 employees;
•processing plant buildings (includes mill administration building, workshop, reagent storage and laboratory facilities);
•TSF;
•waste rock storage facilities (“WRSFs”)
•Truck Shop (includes heavy truck maintenance, heavy welding shop, haul truck tire change, dozer/shovel bay for tracked equipment, mine auxiliary equipment maintenance and repair);
•5 MW solar power plant;

•emergency generators;
•security;
•warehouse;
•fuel storage;
•potable water system which supplies water from the Mamanari Creek to the camp and site;
•fire protection system;
•sewage and waste disposal;
•aggregate plant; and
•communication and IT Systems
The Saramacca site includes the following infrastructure:
•access road and site roads;
•ROM storage pad;
•WRSFs;
•security;
•two 480 V 600 kVA generators;
•water storage for service water and fire suppression water;
•fresh water supply wells;
•sewage treatment;
•administration building;
•truck maintenance shop;
•tire change pad;
•truck wash area; and
•fuel station.
Power is provided from the national grid and an onsite solar power plant and is sufficient to supply the 35 MW required for the Mine until the end of mine life.
The Rosebel TSF consists of a series of earth fill dam structures, joining topographical highs. In late 2021, TSF1 (original TSF) and TSF2 (expanded TSF in 2014) merged to form a single basin. The total combined area of TSF1 and TSF2 is 725 ha and when constructed to the proposed final elevation of 565 metres, a total storage capacity of approximately 287 Mt (204 Mm3) is provided. A prefeasibility study was carried out for the design of TSF3, to the west, to accommodate the increase in Mineral Reserves and associated milled tonnage. Site investigations of proposed TSF3 dam locations were carried out in March 2021 with geotechnical drilling and core logging. A limited ESIA with baseline surface/ground water, habitat, and archaeological studies is currently ongoing to gain full permitting for the proposed TSF3 location. The limited ESIA is expected to be completed in Q2 2022. The projected storage capacity of TSF3 is 37 Mt, providing a total storage capacity of 324 Mt. The expanded TSF will be compliant with all permitting requirements and will include future recommendations from the ongoing closure plan updates

xiii)Environmental Studies, Permitting and Social or Community Impact

Current mining operations on the Gross Rosebel and Saramacca concessions are governed by the Mineral Agreement dated April 7, 1994, as first amended, and supplemented on March 13, 2003, followed by a second amendment on June 6, 2013. The Second Amendment of the Mineral Agreement established an

UJV with the Republic of Suriname to undertake exploration and possible exploitation in concessions surrounding Gross Rosebel. The Saramacca concession is one of the areas subject to the UJV.
The Mineral Agreement contains contractual obligations for mineral exploration and exploitation and requires that a FS and Environmental Impact Assessment (EIA) of the company activities be submitted to the Government of Suriname as a prerequisite to mining. The Mineral Agreement also establishes the terms and conditions under which RGM operations and development are conducted, including cross-references to the commitments made in the Rosebel EIA (EIA, 2002).
The existing ROE provides the necessary approvals for mining and processing within the Gross Rosebel concession.
For mining of the SM deposit RGM submitted the final ESIA in December 2018 and obtained the ROE in May 2019.
The 2022 LOM plan will result in the generation of mine tailings that exceed the capacity of the current TSF. The 2022 LOM plan includes the construction of an additional TSF cell for use by 2023. A screening process was completed with the National Institute for Environment and Development in Suriname and it was advised that a Limited ESIA (Addendum to the 2013 ESIA) is required for this additional facility. ERM Consulting has been contracted for the TSF3 ESIA permitting process. Permitting for tailings expansion is not currently a constraint to the LOM plan.
RGM believes it has sufficient time to advance and complete the required assessment to submit an addendum to the 2013 ESIA and at this time does not see any reason that the required expansion to the TSF would not be approved.
While there are other changes to the Rosebel facilities that are required to support the 2022 LOM plan, it is not currently anticipated that these changes will require additional permits or approval. A need for any additional permitting will be assessed in due course.
Baseline environmental and socio-economic studies have been conducted in the Rosebel-Saramacca area from the mid-1990s to present. Most recently, detailed environmental and socio-economic baseline studies have been conducted in the Saramacca concession and the corridor between the Gross Rosebel and Saramacca concessions in support of the ESIA filed in July 2018.
A Community Relations Plan with supporting guideline and procedures was developed to minimize the mine’s impact on communities and the environment.
At the time of the most recent census (2012), the Algemeen Bureau voor de Statistiek (ABS General Bureau of Statistics) reported a population in Suriname of 541,638. According to the World Bank, the population estimate in 2020 was 586,534.
The main ethnic groups in Suriname are those of African descent (Maroons (22%) and Creoles (16%), which are considered two distinct ethnic groups), Indonesian descent (14%), Indian descent (27%), and Indigenous (4%). The remainder of the population is classified as mixed, unknown or “other,” and includes a sizeable population of Brazilian and Chinese nationals that have migrated to Suriname in recent years primarily for participation in the SSM and service sectors.
The Gross Rosebel and Saramacca concessions are situated in the districts of Brokopondo and Sipaliwini. These districts have a considerably different demographic profile than the country overall, with the majority of population in both districts made up by the Maroon ethnic group (83% and 76% of the district population, respectively). Both districts are major producers of timber, and local populations are also heavily reliant on gold mining (both large-scale in the case of IAMGOLD workers, and small scale).
There is one active community, Nieuw Koffiekamp, within the boundaries of the Gross Rosebel concession. Nieuw Koffiekamp is a Maroon village with a population of approximately 500 permanent inhabitants belonging primarily to the Aukan Maroon tribe group, but with some representation by the Saramaka and Matawai tribe as well.
In the immediate surroundings of the Gross Rosebel concession, there are eleven other Maroon villages that are considered as communities of interest (“COIs”) by RGM with the potential to be directly impacted by or have influence over operations on the Gross Rosebel and Saramacca concessions. These villages are: Marshallkreek, Klaaskreek, Nieuw-Lombe, Balingsoela, Brownsweg and, Kwakoegron in Brokopondo District, and collectively Nieuw Jacobkondre, Baling, Misalibi and Bilawatra in Sipaliwini District are

considered one Community of Interest. These, along with Nieuw Koffiekamp are considered the direct area of influence of RGM’s operations.
Other than the local Maroon villages, itinerant groups from other areas also engage in SSM activity in the vicinity of the Gross Rosebel and Saramacca concessions. The number and demographic makeup of the SSM population in different areas of the country at any given time tends to be dynamic, fluctuating based on a range of factors including discovery of productive areas, gold prices, and security/law enforcement presence and policy. However, these itinerant populations tend to be primarily comprised of other Surinamese from other villages or the coastal area, or Brazilian nationals, many of whom are undocumented.
RGM has a regular program of engagement and community investment with all COIs, led by the Community Relations Department. In the case of the COIs in Brokopondo District, this relationship has been established and ongoing for many years. In the case of the four Sipaliwini COIs of Nieuw Jacobkondre, Baling, Bilawatra and Misalibi, the program is in its beginning stages as the Saramacca project started. Community investment projects are selected with input from community members and traditional authorities. Past projects have included: construction or renovation of infrastructure including school buildings, churches, village meeting houses, potable water systems and playgrounds, income generation projects such as establishment of a chicken farming operation, construction of ice machines and rice mills, and an agriculture project, delivery of training courses in subjects such as cooking and sewing, and a scholarship program for post-secondary candidates. Projects have had varying levels of success in terms of continuity, participation, and general satisfaction from the communities. RGM continues to adapt and refine its community engagement and investment approach to meet community needs, particularly as considerations for post-closure sustainability and continuity become more important.

xiv)Capital and Operating Cost Estimates

All costs provided in this section are reported for 2022 to 2033 in United States dollars (USD).
The capital cost requirement over the LOM includes the following:
•Capitalized waste stripping.
•Resource development costs.
•Sustaining capital expenditures (including mine equipment additions and replacements, Rosebel Plant, and site in general, TSF expansion).
•Expansion capital (crusher upgrades at the Rosebel Plant and Saramacca development).
A total capital cost of $1.24 billion is estimated for the remaining 12 year mine life, which equates to $11.70/t milled or $374/oz Au produced.
Sustaining capital is the largest capital cost estimated at $1.0 billion, representing 82.1% of the remaining LOM capital expenditure.
The mine operating costs are estimated on the basis of the physical quantities of the mine plan, realistic equipment productivity assumptions, overall equipment efficiencies, and updated consumable prices.
Average mine operating costs over the LOM are estimated at $2.70/t mined, based on assumed diesel costs of the LOM as follows: 2022 at $0.71/L, 2023 at $0.67/L and 2024 to 2033 at $0.66/L. The average LOM total milling cost (inclusive of power) is estimated to be $10.51/t milled. The average LOM G&A cost is $4.37/t milled and assumes an annual spend of $39 million until 2032, after which G&A costs will gradually decrease as the operation will approach the end of its life.
A provision of $116 million is planned for the closure of the Mine, inclusive of $12 million for the Saramacca property. It should be noted that work is currently ongoing to update the closure plan and associated costs, which are included in the cash flow model.
An economic analysis is not required as the Gross Rosebel and Saramacca deposits are currently in production and there is no material expansion of current production.

xv)Taxation

In addition to the 5% shareholder ship in RGM and the 30% participating interest in the Saramacca UJV, held by Staatsolie Maatschappij Suriname N.V., the Republic of Suriname also collects various taxes, levies and duties as specified in the Mineral Agreement and its Amendments, the Mining Decree, and the applicable Tax Laws, such as corporate taxes, payroll taxes, consent, and statistic rights, as well as surface rights.

xvi) Exploration, Development and Production

The 2021 drilling programs continued to be focused on infill drilling and evaluating potential resource expansions in the vicinity of the existing operations as well as exploring regional exploration targets along the Brokolonko – Saramacca trend. Approximately 52,000 metres of diamond and RC drilling were completed in 2021 to improve resource confidence, target resource expansions and continue to explore high priority exploration targets on the mining lease and surrounding exploration concessions.

In 2022, approximately 21,400 metres of DD and RC drilling is planned to improve resource confidence, target resource expansions and continue to explore high priority exploration targets on the mine lease and surrounding exploration concessions.

3.Exploration and Development

Ontario
Monster Lake
Nelligan
Fayolle
Westwood
Côté Gold
Rouyn
Québec
Rosebel (incl. Saramacca)
Suriname
French Guiana
Senegal
Mali
Boto Gold
Essakane
Diakha-Siribaya
Karita
Burkina Faso
Guinea
Operating Mine
Construction/Development Project
Advanced Exploration

3.1General

IAMGOLD’s exploration efforts remain focused in West Africa, select countries in the Americas, including Suriname, Brazil, Peru, and Columbia, and Canada. With a long-term commitment to Mineral Reserves replenishment and a strategic mandate for organic growth, the Company is advancing a portfolio of near mine, development and early to advanced stage exploration projects.

In 2021, IAMGOLD incurred $36.6 million on exploration projects and evaluation studies, approximately a 29% decrease from $36.6 million in 2020. The 2021 expenditures included:

•Brownfield exploration and resource development expenditures of $8.8 million.
•Greenfield exploration expenditures of $27.8 million and project studies of $nil.
As part of its brownfield and greenfield exploration programs, the Company completed approximately 195,000 metres of DD and RC drilling.

Exploration expenditures are summarized as follows:
(in $ millions)	Capitalized	Expensed	Total
2021	$	$	$
Brownfield exploration projects(1)	10.8	8.8	19.6
Greenfield exploration projects(2)	0	27.8	27.8
Feasibility and other studies	0	0	0
	10.8	36.6	47.4

2020	$	$	$
Brownfield exploration projects(1)	8.4	8.0	16.4
Greenfield exploration projects(2)	0.1	19.8	19.9
	8.5	27.8	36.3
Feasibility and other studies	-	-	-
	8.5	27.8	36.3
(1) Brownfield exploration projects include near-mine exploration and resource development of $10.8 million and $8.4 million, respectively.
(2) Greenfield exploration projects for 2021 and 2020 included expenditures related to the Boto Gold Project of $1.3 million and $nil, respectively.

The Company’s exploration expenditures were as follows:
(in $ millions)	2021	2020	2019
Capitalized brownfield exploration (1) Burkina Faso	1.6	1.4	2.5
Suriname	6.4	5.6	5.6
Canada	2.8	1.4	2.5
	10.8	8.4	10.6
Capitalized greenfield exploration Africa	-	-	0.1
South America	-	0.1	0.1
Canada	-	-	1.8
	-	0.1	2.0
Capitalized feasibility and other studies Canada: Côté Gold Project	-	-	-
Africa: Boto Gold Project	-	-	4.1
Suriname: Saramacca Project	-	-	-
	-	-	4.1
Total capitalized	10.8	8.5	16.7
Expensed brownfield exploration (1) Burkina Faso	2.9	2.0	2.7
Suriname	3.0	3.4	3.8
Canada	2.9	2.6	2.2
	8.8	8.0	8.7
Expensed greenfield exploration Africa	13.0	8.8	9.0
South America	7.5	5.2	8.5
Canada	7.3	5.8	8.2
	27.8	19.8	25.7
Expensed feasibility and other studies
Africa: Boto Gold Project -		-	0.1
Brazil: Pitangui -		-	-
Canada: Côté Gold Project -		-	-
	-	-	0.1
Total expensed	36.6	27.8	34.5
Total	47.4	36.3	51.2
(1) Exploration projects – brownfield excludes expenditures related to Joint Ventures and includes near mine exploration and resource development.

3.2Near Mine and Brownfield Exploration and Development Projects

IAMGOLD’s mine and regional exploration teams continued to conduct near-mine exploration and resource development work during 2021 at the Essakane, Rosebel and Westwood mines.

3.2.1Essakane Mine, Burkina Faso

Approximately 8,500 metres of RC drilling was completed in 2021 to evaluate the resource potential at select high-priority targets within trucking distance to the Essakane mill. The overall pace and breadth of the program was impacted by COVID-19 and certain security constraints, which are expected to persist into 2022.

3.2.2Rosebel Mine, Suriname

The 2021 drilling programs continued to be focused on infill drilling and evaluating potential resource expansions in the vicinity of the existing operations as well as exploring regional exploration targets along the Brokolonko – Saramacca trend. Approximately 52,000 metres of diamond and RC drilling were completed in 2021 to improve resource confidence, target resource expansions and continue to explore high priority exploration targets on the mining lease and surrounding exploration concessions.

In 2022, approximately 21,400 metres of DD and RC drilling is planned to improve resource confidence, target resource expansions and continue to explore high priority exploration targets on the mine lease and surrounding exploration concessions.
3.2.3Westwood Mine, Québec

Approximately 32,000 metres of underground and surface diamond drilling were completed in 2021. Surface drilling was focused on evaluating the resource potential between and adjacent to the Grand Duc and Doyon pits, while underground infill drilling was focused on supporting the restart and ramp up of underground mining operations.

The Company is evaluating the potential development of the Fayolle deposit, 29 kilometres northwest of the Westwood complex, which, pending permitting, may provide incremental feed commencing in 2023. Permitting, an environmental study and sampling activities are all ongoing.

In 2022, approximately 4,100 metres of underground and surface DD are planned that will continue to focus on resource delineation and conversion.

3.2.4Côté Gold Project, Ontario

The Côté Gold Project is a 70:30 joint venture between the Company, as operator, and SMM.

In 2021, exploration activities continued with the delineation drilling program on the Gosselin zone, located immediately to the northeast of the Côté Gold Project deposit. Approximately 16,000 metres of DD was completed, the results of which were released throughout the year.

During the fourth quarter, the Company announced an initial mineral resource estimate for the Gosselin deposit (on a 100% basis using a $1,500 per ounce gold price) of 124.5 million tonnes averaging 0.84 g/t Au for 3.35 million indicated ounces and 72.9 million tonnes averaging 0.73 g/t Au for 1.71 million inferred ounces. This represents a 33% increase in total contained gold in the indicated categories and a 45% increase in total contained gold in the inferred category for the Côté Gold Project. The Gosselin deposit has only been drilled to approximately half of the depth of the Côté Gold Project deposit and remains open at depth and along strike.

In 2022, approximately 16,000 metres of DD is planned, including 13,000 metres to continue to infill and extend mineralization associated with the Gosselin deposit.
3.2.5Boto Gold Project, Sénégal

The Boto Gold Project is a shovel ready development project located in southeastern Senegal along the border with Mali. The Project is owned 90% by the Company, with the Republic of Senegal owning a 10% free carried interest. The Project is located on an exploitation permit granted in late 2019 for an initial 20-year period and is currently undergoing various de-risking activities.

The scope for 2021 included a preliminary work package for the completion of a road to provide permanent access to the site, engineering for critical plant equipment, and sustainability programs to promote cohesion with local communities and ensure adequate environmental protections. The Company continues to evaluate the project scope, the associated capital expenditures and timing, as well as potential value-enhancing alternatives for this project in general. Capital expenditures totaled $6.0 million in the fourth quarter and $33.6 million throughout 2021.

The COVID-19 pandemic remains a concern for the project and ongoing testing programs are in place to identify outbreaks and minimize the impacts to the local communities and work site.

In 2022, capital expenditures related to completion of the access road, project de-risking initiatives and to advance a village relocation are expected to total $20 million.

3.3Greenfield Exploration and Evaluation Projects

In addition to the near-mine, brownfield and development project exploration programs described above, the Company also conducts an active greenfield exploration program on selected projects in West Africa and the Americas. A summary of project highlights is provided below. The properties discussed in this section are related to early stage exploration projects. The Company does not consider these properties material at this time.

3.3.1Africa – Diakha – Siribaya, Mali

The Diakha-Siribaya project is wholly-owned by the Company and consists of eight contiguous exploration permits which cover a total area of approximately 600 square kilometres. It is located in the Kédougou-Kéniéba inlier of the West African Craton region of western Mali along the borders with Senegal and Guinea.

Approximately 27,000 metres of infill DD and RC drilling were completed in 2021 to upgrade inferred resources at the Diakha deposit and to evaluate priority exploration targets for potential new zones of mineralization. The results of the 2021 drilling program will be used to support an updated mineral resource estimate expected to be completed in 2022. Reported highlights from the program include: 20.0 metres grading 5.40 g/t Au and 16.0 metres grading 14.0 g/t Au.

The 2022 exploration program will involve the completion of an updated Mineral Resource Estimate incorporating the drill results obtained since 2018, as well as the completion of approximately 5,000 metres of drilling to test selected target areas for the presence of new zones of mineralization.

3.3.2Africa – Karita, Guinea

The Karita Gold Project is wholly owned by IAMGOLD and was acquired in 2017 as a granted exploration permit that covers approximately 100 square kilometres, located in Guinea between IAMGOLD's Boto Gold Project in Senegal to the north, and it’s Diakha-Siribaya Gold Project in Mali to the south.

During 2019, a first pass drilling program totaling approximately 1,800 metres of RC drilling was completed from which reported assay results confirmed a new discovery of mineralization along this portion of the Senegal-Mali Shear Zone. Assay highlights include 29.0 metres grading 2.96 g/t Au, 21.0 metres grading
9.01 g/t Au, and 16.0 metres grading 3.17 g/t Au.

A delineation drilling program was planned in 2021 to support the completion of a future initial resource estimate, however, the execution of the program continued to be delayed through the year due to COVID-19 related border closures. The planned delineation drilling program is now expected to commence in early 2022 and will involve the completion of approximately 22,000 metres of DD and RC drilling.

3.3.3South America – Pitangui, Brazil

During 2021, field activities were impacted by ongoing COVID-19 restrictions. Activities involved target modelling at depth down plunge of the deposit, selected MMI geochemical sampling surveys, and preparation of regulatory reports. The 2022 exploration program is limited to site maintenance and finalizing regulatory reports.

3.3.4South America – Loma Larga (formerly Quimsacocha), Ecuador

The Company, through its 35.5% equity ownership interest in INV Metals Inc. ("INV Metals"), had an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. INV Metals was acquired by Dundee Precious Metals Inc. (“DPM”) during the third quarter 2021 and the Company received 4.9 million common shares of DPM valued at $28.7 million. The transaction resulted in a gain of $16.1 million calculated as the difference between the fair value of the DPM common shares ($28.7 million) and the carrying amount of the investment ($9.4 million) and the amount reclassified from currency translation adjustment ($3.2 million).

3.3.5North America – Monster Lake, Nelligan and Yorbeau, Québec, Canada

Monster Lake Joint Venture

The Company holds a 100% interest in the Monster Lake project, which is located approximately 15 kilometres north of the Nelligan project in the Chapais – Chibougamau area in Québec. Approximately 1,600 metres of DD were completed in 2021 focused on evaluating the resource potential of the Annie Shear Zone, located along the approximately 4 kilometres-long structural corridor hosting the Megane 325 resource. The results will be used to guide future drilling programs and identify additional targets.

Minimal exploration activities are planned in 2022 due to competing project priorities.

Nelligan Joint Venture

The Nelligan Gold project is currently operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc., with the Company holding an option to earn an additional 5% interest. The Project is located approximately 15 kilometres south of the Monster Lake Project in the Chapais - Chibougamau area in Québec.

In 2021, the Company completed approximately 9,500 metres of DD to support the completion of an updated mineral resource estimate expected in 2022. During the fourth quarter, the Company announced assay results from the 2021 drilling program including the following highlights: 86.7 metres grading 1.34 g/t Au and 15.0 metres grading 7.81 g/t Au.

In 2022, approximately 5,800 metres of DD is planned to continue to delineate mineralized zones intersected in previous drilling campaigns mainly along strike to the west of the current resource area.

Rouyn - Yorbeau Joint Venture

The Company holds a purchase option with Yorbeau Resources Inc. (“Yorbeau”) for the Rouyn Gold project, located near Rouyn-Noranda. Under the terms of the purchase option agreement, the Company can acquire a 100% interest in the project by completing remaining scheduled cash payments totaling C$0.75 million and remaining exploration expenditures totaling approximately C$2.0 million by December 2022. At the end of the expenditure period, the Company must complete a resource estimate in accordance with NI 43-101, after which the Company, at its election, can purchase a 100% interest in the project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.

Approximately 12,500 metres of DD were completed in 2021 to further delineate the Lac Gamble and Astoria zones in support of a future initial mineral resource estimate and evaluate the resource potential of other selected targets. Reported highlights from the program include: 7.6 metres grading 9.7 g/t Au and 3.2 metres grading 16.1 g/t Au.

In 2022, a 5,500 metre DD program is planned to further evaluate the resource potential of known zones and selected targets on the property to support a future maiden resource estimation.

Qualified Person and Technical Information

The technical and scientific information relating to exploration activities disclosed in this section was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth. Mr. MacDougall is a “qualified person” as defined by NI 43-101.

3.4    Outlook

The Company intends to continue to advance selected projects within its portfolio with a focus on resource delineation and the discovery of new deposits in 2022. The approved spending for capitalized and expensed exploration and development studies for 2022 is $35 million and is summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
2022 Corporate exploration projects-brownfield(1)	10	4	14
Corporate exploration projects-greenfield	-	21	21
Total	10	25	35
(1) Exploration projects – brownfield includes planned near-mine exploration and resource development of $10 million.

The Company finances exploration expenditures from internal cash resources, which, on occasion, may be supplemented by flow-through equity raises for selected exploration projects in Canada.

4.Mineral Reserves and Mineral Resources

The following tables set out the Company’s estimate of its Mineral Reserves and Mineral Resources as of December 31, 2021, with respect to the gold operations specified in the second table below. Lisa Ragsdale, P.Geo (Director, Mining Geology, IAMGOLD Corporation), a “qualified person” for the purposes of NI 43-101, is responsible for the review and approval of all Mineral Resource estimates contained herein, as at December 31, 2021. Guy Bourque, Eng. (Director, Mining, IAMGOLD Corporation), a “qualified person” for the purposes of NI 43-101, is responsible for the review and approval of all Mineral Reserve estimates contained herein, as at December 31, 2021. Mineral Reserves and/or Mineral Resources at the Rosebel, Essakane and Westwood mines and at the Côté Gold Project and the Boto Gold Project have been estimated in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council as required by NI 43-101. Except as otherwise indicated below, reported Mineral Reserves were estimated using a long-term gold price assumption of $1,300 per ounce in 2021 and Mineral Resources were estimated using a long-term gold price assumption of $1,500 per ounce. The Company is required by NI 43-101 to disclose its Mineral Reserves and Mineral Resources using the subcategories of Proven Mineral Reserves, Probable Mineral Reserves, Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. Unlike Proven Mineral Reserves and Probable Mineral Reserves, Mineral Resources (of all categories) do not have a demonstrated economic viability.

Consolidated Mineral Reserves and Mineral Resources as at December 31, 2021(1)(2)(3)(4)

Attributable Contained Ounces of Gold
(000)
Total Proven Mineral Reserves and Probable Mineral Reserves	12,392
Total Measured Mineral Resources and Indicated Mineral Resources (Inclusive of Mineral Reserves)	22,103
Total Inferred Mineral Resources	11,085

Notes:
(1) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources are in addition to Measured Mineral Resources and Indicated Mineral Resources. Details of Measured Mineral Resources and Indicated Mineral Resources and other NI 43-101 information can be found in the relevant technical reports, all of which have been prepared by a qualified person as defined in NI 43-101 and filed with the Canadian securities regulators and which are available on the Company’s issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Inferred Mineral Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to a higher mineral category with continued exploration. Disclosure regarding the Company’s mineral properties, including with respect to mineral reserve and Mineral Resource estimates included in this AIF, was prepared in accordance with NI 43-101, which differs significantly from the disclosure requirements of the SEC generally applicable to US companies. Accordingly, information contained in this AIF is not comparable to similar information made public by US companies reporting pursuant to SEC disclosure requirements. See “Cautionary Note to US Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates.” Rounding differences may occur.
(2) Measured Mineral Resources and Indicated Mineral Resources are inclusive of Proven Mineral Reserves and Probable Mineral Reserves.
(3) Mineral Resources and Mineral Reserves for each property are reported separately in the table below.
(4) Mineral Resource/Mineral Reserves tonnage, grade and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

MINERAL RESERVES AND MINERAL RESOURCES OF GOLD OPERATIONS
AS OF DECEMBER 31, 2021(1)(2)(3)(4)(5)

Measured Mineral Resources and Indicated Mineral Resources are inclusive of Proven Mineral Reserves and Probable Mineral Reserves

	MINERAL RESERVES AND MINERAL RESOURCES
GOLD OPERATIONS	Tonnes (000s)	Grade (g/t Au)	Ounces Contained (000s)	Attributable Contained Ounces (000s)
Rosebel, Suriname(3)				(95%)
Proven Mineral Reserves	10,828	0.6	219	208
Probable Mineral Reserves	75,974	1.0	2,377	2,258
Subtotal Rosebel	86,803	0.9	2,596	2,466
Saramacca, Suriname(3)				(66.5%)
Proven Mineral Reserves	499	0.5	8	6
Probable Mineral Reserves	21,863	1.7	1,225	814
Subtotal Saramacca	22,361	1.7	1,233	820
Subtotal Rosebel (Consolidated)	109,164	1.1	3,829	3,286
Rosebel, Suriname(3)				(95%)
Measured Mineral Resources	10,736	0.6	233	212
Indicated Mineral Resources	139,813	1.0	4,567	4,339
Inferred Mineral Resources	16,051	0.9	455	432
Saramacca, Suriname(3)				(66.5%)
Measured Mineral Resource	499	0.5	8	6
Indicated Mineral Resources	22,667	2.1	1,507	1,002
Inferred Mineral Resources	5,966	1.2	233	155
Essakane, Burkina Faso(3)				(90%)
Proven Mineral Reserves	32,930	0.5	503	453
Probable Mineral Reserves	62,532	1.1	2,114	1,902
Subtotal	95,462	0.9	2,617	2,355
Measured Mineral Resources	32,930	0.5	503	453
Indicated Mineral Resources	75,665	1.1	2,720	2,448
Inferred Mineral Resources	7,872	1.5	373	335
Westwood, Canada(4)				(100%)
Proven Mineral Reserves	500	6.9	111	111
Probable Mineral Reserves	4,079	4.2	548	548
Subtotal	4,579	4.5	659	659
Measured Mineral Resources	1,039	11.3	377	377
Indicated Mineral Resources	6,568	6.0	1,262	1,262
Inferred Mineral Resources	5,970	9.2	1,764	1,764
Gossey, Burkina Faso(3)				(90%)
Indicated Mineral Resources	10,454	0.9	291	262
Inferred Mineral Resources	2,939	0.9	85	77
Côté Gold Project, Canada(5)				(64.75%)
Proven Mineral Reserves	130,522	1.0	4, 262	2,760
Probable Mineral Reserves	102,478	0.9	2,932	1,898
Subtotal	233,000	1.0	7,194	4,658
Measured Mineral Resources	152,100	1.0	4,720	3,056

Indicated Mineral Resources	213,400	0.8	5,480	3,548
Inferred Mineral Resources	189,600	0.6	3,820	2,473
Gosselin, Canada(3)				(64.75%)
Indicated Mineral Resources	124,500	0.8	3,350	2,169
Inferred Mineral Resources	72,900	0.7	1,710	1,107
Boto Gold Project, Senegal(5)				(90%)
Probable Mineral Reserves	29,040	1.7	1,593	1,434
Subtotal	29,040	1.7	1,593	1,434
Indicated Mineral Resources	40,567	1.6	2,033	1,830
Inferred Mineral Resources	8,196	1.8	469	422
Diakha-Siribaya, Mali(3)				(90%)
Indicated Mineral Resources	18,031	1.3	744	669
Inferred Mineral Resources	23,179	1.6	1,176	1,058
Monster Lake, Canada(3)				(100%)
Inferred Mineral Resources	1,110	12.1	433	433
Nelligan, Canada(3)				(75%)
Inferred Mineral Resources	96,990	1.0	3,194	2,396
Pitangui, Brazil(3)				(100%)
Indicated Mineral Resources	3,330	4.4	470	470
Inferred Mineral Resources	3,559	3.8	433	433
TOTAL
Proven Mineral Reserves & Probable Mineral Reserves	471,245	1.0	15,891	12,392
Measured Mineral Resources & Indicated Mineral Resources	852,300	1.0	28,255	22,103
Inferred Mineral Resources	434,332	1.0	14,144	11,085
Notes:
(1)    In mining operations, Measured Mineral Resources and Indicated Mineral Resources that are not Mineral Reserves are considered uneconomic at the price used for Mineral Reserve estimations but are deemed to have a reasonable prospect of economic extraction.
(2)    Disclosure regarding the Company's mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates included in this AIF, was prepared in accordance with NI 43-101, which differs significantly from the disclosure requirements of the SEC generally applicable to US companies. Accordingly, information contained in this AIF is not comparable to similar information made public by US companies reporting pursuant to SEC disclosure requirements. See "Cautionary Note to US Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates."
(3)    Mineral Reserves have been estimated using a $1,300/oz gold price and Mineral Resources using a $1,500/oz gold price at the following operations and projects: Rosebel, Saramacca, Essakane, Diakha-Siribaya, Monster Lake, Pitangui, Gossey, Nelligan, and Gosselin.
(4)    Westwood Mineral Reserves have been estimated using a $1,200/oz gold price and Mineral Resources using a 5.5 g/t Au cut-off grade over a minimum width of 2.4 metres, using a $1,200/oz gold price. The Grand Duc Mineral Reserves and Resources estimates are included in the Westwood Mineral Reserves and Resources estimates and have been estimated using a gold price of $1,350/oz for Mineral Reserves and a gold price of $1,500/oz for Mineral Resources.
(5)    Côté Gold and Boto Gold Mineral Reserves have been estimated using a $1,200/oz gold price and Mineral Resources using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

The Company’s Mineral Reserve estimate is comprised of in-place material (i.e., contained ounces of gold and metallurgical recovery factors must be taken into account in order to assess and quantify the recoverable material).

There are numerous parameters inherent in estimating Proven Mineral Reserves and Probable Mineral Reserves including many factors beyond the Company’s control. The estimation of Mineral Reserves is a subjective process, and the accuracy of any Mineral Reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify a revision of such estimates.

Estimation Procedures

Gold Technical Information and Qualified Person/Quality Control

The individual responsible for the review and approval of all Mineral Resource estimates for IAMGOLD is Lisa Ragsdale, Director, Mining Geology, IAMGOLD Corporation. The individual responsible for the review and approval of all Mineral Reserve estimates for IAMGOLD is Guy Bourque, Director, Mining, IAMGOLD Corporation. Ms. Ragsdale and Mr. Bourque are considered “qualified persons” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information in this section 4 of this AIF has been included with the consent and prior review of Ms. Ragsdale and Mr. Bourque, as applicable. The qualified persons have verified the data disclosed and data underlying the information or opinions contained in this section.

For each of the projects and properties it operates, the Company has established rigorous methods and procedures aimed at assuring reliable estimates of the Mineral Reserves and Mineral Resources. For each mine and project of the Company, the relevant qualified persons verified the data disclosed including sampling, analytical and test data underlying the information contained in this section. Quality control falls under the responsibility of Ms. Ragsdale and Mr. Bourque.

In estimating Mineral Reserves, cut-off grades are established using the Company’s long-term metal price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. As part of the annual Mineral Reserve estimation process, the cost models used for cut-off grade calculations are compared to prior studies or estimates and are updated appropriately based on actual operating performance and price projections for inputs. For an underground operation, a cut-off grade is calculated for each mining method as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.
The nature of mining activities is such that the extraction of ore from a mine reduces Mineral Reserves. In order to renew Mineral Reserves (at least partially) on most of its producing properties, the Company carries out exploration drilling programs at depth and laterally.

The Company’s attributable share of Mineral Reserves for gold operations as of December 31, 2021, was
12.4 million ounces. A sensitivity analysis on the price of gold used to estimate the Mineral Resources would affect attributable ounces as follows: a $100 increase in the gold price would increase the Company’s attributable share of ounces by around +6% and a $100 decrease in the gold price would decrease the Company’s attributable share of ounces by around -7%.

5.Other Aspects of the Business

5.1Marketing of Production

All gold produced by IAMGOLD is in the form of doré bars, which is then refined into gold bullion. The doré and bullion may be sold mainly to financial institutions and/or the gold refineries in North America and Europe at prevailing market spot prices.

Revenues from sales of gold are received mostly in US dollars. A significant portion of operating and other expenses are incurred in non-non-US currencies, including Canadian dollars and euros. The value of the Canadian dollar and other currencies relative to the US dollar has a direct impact on the Company’s profit margin.

The following table illustrates fluctuations in the exchange rates for US dollars expressed in Canadian dollars for the last five calendar years and is based on rates as reported on Bloomberg.

	Year Ended December 31, 2021
US$/C$	2021	2020	2019	2018	2017
High	1.2940	1.4668	1.3631	1.3665	1.3793
Low	1.2035	1.2688	1.2990	1.2251	1.2062
Average	1.2537	1.3409	1.3268	1.2961	1.2982
End of Period	1.2637	1.2725	1.2963	1.3644	1.2520

The following table illustrates fluctuations in the exchange rate for euros expressed in US dollars for the last five calendar years and is based on rates as reported on Bloomberg.

	Year Ended December 31, 2021
Euro/US$	2021	2020	2019	2018	2017
High	1.2327	1.2310	1.1543	1.2555	1.2092
Low	1.1199	1.0636	1.0899	1.1216	1.0341
Average	1.1828	1.1419	1.1194	1.1809	1.1300
End of Period	1.1370	1.2216	1.1227	1.1456	1.2005

5.2Environment and Permitting

The Company’s challenge is to integrate its economic activities with environmental integrity, social concerns and effective governance; the four pillars of sustainable mining.

With respect to environmental stewardship, the Company will continue to seek a thorough understanding of the potential interactions between mining activities and the environment. The Company will seek ways to protect or enhance the environment while maximizing sustainable development opportunities.

In 2013, the Company initiated a coordinated final environmental assessment/environmental impact study for the Côté Gold Project in accordance with the requirements of both the Province of Ontario and the Government of Canada. In April 2016, the Federal Ministry of the Environment and Climate Change released an environmental assessment decision that concluded that the Côté Gold Project would not cause significant environmental effects. The Provincial Ministry of the Environment and Climate Change released a similar decision on January 25, 2017. With both environmental assessment approvals in place, the Côté Gold Project could proceed to the permitting phase. As a result of changes to the mine plan released in an NI 43-101 PFS in June 2017 and further optimized in an NI 43-101 FS released in November 2018, the Company proceeded with additional baseline studies on the Côté Gold Project property needed to infill physical, biological and human environment characterizations. This additional baseline data, together with design information from the PFS and FS mine plans, were used to prepare an EER. The EER was submitted in the third quarter 2018 to the CEAA and to the Ontario Ministry of the Environment and Climate Change as per conditions of the EA ministerial decisions. In the fourth quarter of 2018, both levels of government indicated that they accepted the EER conclusion that the revised mine plan would have less potential for environmental effects and, as such, no new EA processes were deemed necessary. In parallel, a number of provincial and federal environmental approvals processes were commenced in 2018 as required to construct and operate the project. In December 2018, the mine closure plan, a key approval required to be in place prior to the commencement of construction, received provincial approval. Additional permitting requirements are not anticipated to pose a material challenge to the project development.

The Company launched the Boto Gold Project ESIA in June of 2015. Following the ESIA terms of reference approval by the Senegalese Government, environmental and social baseline studies were conducted and completed in 2016. Following completion of the baseline studies, the Company prepared and submitted a preliminary version of the ESIA study. As a result of a decision to further optimize the mine design, the ESIA process was put on hold and re-commenced in the third quarter 2017. An amended ESIA was submitted to the government during the third quarter of 2018 and received approval in November 2018. On January 13, 2020, the Company received the exploitation permit for the Boto Gold Project from the Senegalese Government.

In 2017, the Company initiated the Saramacca Project and submitted an ESIA Terms of Reference for approval by the Surinamese government. Throughout the second half of 2017 and continuing into 2018, the Company’s environmental and social baselines studies documented existing site conditions and were considered in both the design of the mine and mitigation measures required to avoid or reduce potential environmental effects. A draft ESIA was submitted to the Surinamese government for review. Following comments from the government, the Company completed some additional baseline studies and submitted a final ESIA documentation in the fourth quarter 2018. The Company received formal approval of the ESIA from the Surinamese environmental regulatory agency on January 17, 2019.

With respect to the Company’s operating mines, the environmental measures taken by the Company should not impact its competitive position, as the majority of responsible miners are subject to similar environmental standards. The medium and long-term financial impact of these standards is attributable to the costs of minimizing environmental effects of operations and the implementation of mine closure activities. The Company annually reviews its provision for environmental obligations and no material adverse effect on earnings is expected in the future. The Company believes that its operations are substantially in compliance with all relevant and material laws and regulations, as well as standards and guidelines issued by the relevant regulatory authorities.

In 2021, the Westwood site environmental team identified potential non-compliances relating to effluent management at the site. Potential non-compliances included intermittent effluent discharges that were not compliant with federal and provincial regulation and irregularities in data recording and reporting to regulators relating to such effluent. An investigation into the potential non-compliances has been completed and the report had been shared with applicable regulatory authorities. Engagement with such regulatory authorities on this matter is on-going as of the date of this AIF, however, management does not believe that the non-compliances will result in any significant impact on the site or the Company. The independent technical report that was submitted to regulatory authorities indicated that the potentially non-compliant effluent discharges were intermittent and spread over a five (5) year period, with no observable environmental effects on the receiver into which the effluent was discharged.

The estimates for restoration and closure costs are prepared by knowledgeable individuals and are subject to review and approval by government authorities where regulated. Site closure costs are charged against a provision accumulated during the production phase. These obligations are estimated as at December 31, 2021, as follows:

Undiscounted Amounts (in millions of US$)
Rosebel mine	$ 113.5
Saramacca mine	$ 2.6
Essakane Mine	$ 89.8
Doyon mine(1)	$ 180.5
Other Canadian sites(2)	$ 58.2
Total	$ 444.8

Notes:
(1)The Doyon mine closed in 2009
(2)Other Canadian sites include the Mouska mine which closed during 2014, the Westwood mine and other properties including Côté, Chester, Solbec (closed) and Y. Vezina (closed).

5.3Community Relations

Community support for mining operations is viewed as a key ingredient for a successful mining venture. As part of its strategy, the Company plays an active role in the communities in which it operates. The Company has established community relations programs to interact with stakeholders with respect to its activities and their impact on the local communities. In Canada, consultations with indigenous people is a critical component of the permitting of the Company’s operations. At the Côté Gold Project, First Nation consultations are on-going with the Mattagami and the Flying Post First Nations pursuant to the terms of the IBA signed on April 30, 2019. An IBA was signed with the Métis Nation of Ontario on June 28, 2021. At Westwood, the Company is actively engaged with the Abitibiwinni First Nation with respect to the Westwood mine and potential regional development projects such as Fayolle.

The positive economic impacts of mining operations are often more noticeable in emerging countries. Therefore, in such countries, the Company implements development programs, which can be sustained beyond the mine life, to assist in improving the quality of life for those residents impacted by the operations and projects.

In February 2015, Global Affairs Canada announced the approval of the “Water & Sustainable Economic Growth in the Sahel” project proposed by the Company and Cowater International (now Cowater Sogema) to deliver improved access to potable water, improve sanitation practices and support local business development in Burkina Faso. The project was originally a C$14 million initiative primarily funded by the Government of Canada. One Drop was subsequently added to that partnership bringing the combined contribution of IAMGOLD and One Drop to C$4.75 million. The construction of the water treatment plant was completed in 2019. IAMGOLD and Cowater Sogema have submitted a proposal to Global Affairs Canada with respect to the financing of phase 2. Discussions with respect to that proposal are on-going.

In April 2021, the Company announced a partnership with Giants of Africa. The Company is investing $1 million in a 4 year program starting in summer 2021, aimed at encouraging the development of youth through the power of sports. The program includes the construction of basketball courts in host communities of Burkina Faso, Senegal and Mali, multi-day basketball and life-skills camps in each region as well as two-day mentorship camps, and a women’s empowerment career workshop in Senegal.

From 2017 to 2019, Essakane established a land development plan, which includes community development projects with national and local governments, economic development projects with local small businesses and health and educational projects with local non-governmental organizations. The target had been to budget 1% of revenues from operations each year to fund this plan.

On January 10, 2020, Essakane signed a contribution agreement with the Government of Burkina Faso, which commits the mine to contribute 1% of revenues annually towards the Burkina Community Fund. Representatives of the Company will sit on the advisory committee, together with communities of interest in and around Essakane, which will have the authority to select and approve projects to be funded from the Burkina Community Fund for the benefit of the communities of interest in and around Essakane.

Notwithstanding this new agreement, the Company will also continue spending on community relations activities beyond the commitment level established in the contribution agreement.

In the fourth quarter of 2019, RGM established the Rosebel Foundation for the purposes of enhancing investments in community development initiatives in and around the Rosebel mine. IAMGOLD provided an initial grant of $2.5 million to establish the Foundation and has further committed to make annual contributions in an equal amount to 0.25% of Rosebel’s gross annual turnover.

5.4Project Development and Construction

The Company has in place a project development department to support new projects and existing operations on specific technical issues, major capital projects and expansions. The goal consists of ensuring the development of site projects with standard project management practices in terms of costs and scheduling and to effectively manage investments in mining assets. Major brownfield and greenfield projects are developed from studies to full construction from this group in partnership with external engineering firms and internally with support of Operations Services expert resources.

The objective of the engineering and construction division is to form and manage teams of professionals and technicians specialized in engineering, planning, implementing and supervising construction activities of mine facilities and infrastructure.

5.5Operations Services

The objective of the Operations Services division is to provide technical assistance to mines operated by the Company on specific operating practices and standards and to conduct technical studies and support strategic development.

The goal consists of optimizing performance of each division’s activities with a view to achieving greater effectiveness in terms of costs and asset endowment and to effectively manage investments in mining assets.

5.6Intellectual Property

Operations of the Company are not dependent upon or subject to patents or intellectual property licenses or rights.

5.7Competition

The Company is in competition with other mining companies for mineral properties that can be developed and produced economically; technical experts that can find, develop and mine such mineral properties; labour to operate the mineral properties; and capital to finance exploration, development and operations.

In the pursuit of acquisition opportunities for mineral properties and in connection with the recruitment and retention of qualified employees, the Company competes with several Canadian and foreign companies that may have substantially greater financial and other resources. Although the Company has acquired mineral properties in the past, there can be no assurance that its acquisition efforts will succeed in the future. If the Company is unsuccessful in acquiring additional mineral properties or qualified personnel, the Company may not be able to replace Mineral Reserves, maintain production or grow. For additional information with respect to the competition risks faced by the Company, see “Risk Factors – The mining industry is highly competitive and the Company may not be successful in competing for new mining properties”.

5.8Sale of Production

The Company’s revenues are generated predominately from the sale of attributable gold and silver production. The gold price is subject to fluctuations resulting from factors beyond the Company’s control. These factors include general price inflation, changes in Central Bank policies, changes in investment trends, geo-political events and changes in gold supply, and demand on the public and private markets.

The Company sells its production into the open market with various counterparties acting as buyers, including financial institutions, metals trading businesses and refineries. See “Item XI – Material Contracts – Forward Gold Sale Arrangement”.

5.9Employees

As at December 31, 2021, the Company employed approximately 5,357 individuals including employees, expats, interns, students, part-time and contingent workers.

5.10Dividends

The Company has not declared a dividend on its Common Shares for the three most recently completed financial years.
The Company maintains a dividend policy with the timing, payment and amount of dividends paid by the Company to shareholders to be determined by the Board from time to time based upon, among other things, current and forecasted cash flow, results of operations and the financial condition of the Company, the need for funds to finance ongoing operations and development, exploration and capital projects, and such other business considerations as the directors of the Company may consider relevant. In December 2013, the Company suspended dividend payments until further notice to conserve cash and preserve liquidity.

The Credit Facility and the 2028 Senior Notes both contain covenants that restrict the ability of the Company to declare or pay dividends if a default under the Credit Facility or the 2028 Senior Notes, as applicable, has occurred and is continuing or would result from the declaration or payment of a dividend.

5.11Experience in Foreign Jurisdictions

As a result of their extensive operating history, management and the Board have collectively gained considerable experience developing and operating resource projects in each of the jurisdictions the Company operates in, resulting in a sophisticated understanding of the political, cultural, legal and business environments the Company operates in. Specifically, the Company’s directors and executive officers:

•are familiar with the laws and requirements of Suriname, Burkina Faso, Mali, Guinea and Senegal as a result of their experience successfully operating and developing resource projects in each of these jurisdictions;

•are familiar with the role the government of Suriname, Burkina Faso, Mali, and Senegal through their operation and management of longstanding resource projects in Suriname, Burkina Faso, Mali, and, in respect of Senegal, as a result of their ongoing development of the Boto Gold Project, and in respect of Guinea, with ongoing exploration at Karita, and in each case through regular consultation with local senior management, experienced, among other things, in government relations;

•are familiar with local business culture and practices by virtue of regular dialogue with a strong local senior management team in each jurisdiction, as well as professional advisors in the local jurisdictions, such as experienced local legal counsel; and

•have familiarity with the banking systems and controls between Canada and Suriname, Burkina Faso, and Mali through regular reporting on local matters by local, experienced senior management in the jurisdictions.

While not all of the directors of the Company visit the Company’s foreign operations with consistent frequency, management of the Company has regular, open and direct lines of communication with local senior management in Suriname, Burkina Faso, Mali, and Senegal and keeps the Board regularly appraised of all significant issues that arise in the course of their communications.

The Company employs experienced local senior management in each jurisdiction of its operations that speak both English and the primary language of the jurisdiction. Local management uses the primary language of the jurisdiction to manage the day-to-day operations in the jurisdiction and regularly reports to the senior executives and directors of the Company in English on matters of importance. All material transactions and agreements are negotiated by senior executives and directors of the Company in English as is customary in the mining space. Material agreements are drafted in English and, following settlement after negotiation, translated into the language of the jurisdiction to which they pertain. The only significant documents translated for review by senior executives and directors of the Company are material mineral tenure in the local jurisdictions, or other agreements with governments for which, as is customary, the local language takes precedence. Translations are performed by professionals fluent in the language being translated and English. Local management, generally fluent in the local language and English, would manage any communications issues, if any, between the Company and its operations. Company-wide communications, policies and procedures are worked on, collaboratively, between head office and the local senior management in the jurisdictions of the Company’s operations.

6.Legal Proceedings and Regulatory Actions

Reference is made to note 25 (b) of the Company’s audited consolidated financial statements for its financial year ended December 31, 2021, which are specifically incorporated by reference in this AIF and which are available on the Company’s issuer profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and the Company’s website at www.iamgold.com.

Item IV Description of Capital Structure

The Company is authorized to issue an unlimited number of First Preference Shares, an unlimited number of Second Preference Shares and an unlimited number of Common Shares, of which 477,032,779 Common Shares and no First Preference Shares or Second Preference Shares were issued and outstanding as at February 22, 2022.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of the Company and the remaining property of the Company upon dissolution.

The First Preference Shares are issuable in one or more series. Subject to the articles of the Company, the directors of the Company are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series. The First Preference Shares rank prior to the Second Preference Shares and the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Company. Except with respect to matters as to which the holders of First Preference Shares are entitled by law to vote as a class, the holders of First Preference Shares are not entitled to vote at meetings of shareholders of the Company. The holders of First Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Company to create a new class or series of shares ranking in priority to or on parity with the First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the First Preference Shares or any series thereof.

The Second Preference Shares are issuable in one or more series. Subject to the articles of the Company, the directors of the Company are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the Second Preference Shares of each series. The Second Preference Shares rank junior to the First Preference Shares and prior to the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Company. Except with respect to matters as to which the holders of Second Preference Shares are entitled by law to vote as a class, the holders of Second Preference Shares are not entitled to vote at meetings of shareholders of the Company. The holders of Second Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Company to create a new class or series of shares ranking in priority to or on parity with the Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the Second Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the Second Preference Shares or any series thereof.

Item V Ratings

The following information relating to the Company’s credit ratings is provided as it relates to the Company’s financing costs and liquidity. Specifically, credit ratings impact both the Company’s ability to obtain short-term and long-term financing, and the cost of such financings. A negative change in the Company’s ratings outlook or any downgrade in the Company’s current credit ratings by its rating agencies could adversely affect its future cost of borrowing and/or access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company’s ability to enter into, or the associated costs of entering into, hedging transactions or other contracts in the ordinary course of business on acceptable terms. The Company believes that its current credit ratings will allow it to continue to have access to the capital markets, as and when needed, at a reasonable cost of funds.

The following table sets out the ratings of IAMGOLD’s corporate credit and the 2028 Senior Notes credit by the rating agencies indicated as at February 22, 2022:

	Standard & Poor’s	Moody’s Investors Service
Corporate Rating	B	B2
2028 Senior Notes	B	B3
Trend/Outlook	Negative	Stable

S&P’s credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The ratings from AAA to CCC may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major categories. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable”, which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). As of January 26, 2022, S&P has assigned IAMGOLD a corporate credit rating of B and a credit rating of B on the LT Foreign Issuer Credit with a Negative outlook. According to S&P, this rating generally means the relevant issuer currently has the capacity to meet its financial commitments, but that adverse business, financial or economic conditions will likely impair the relevant issuer’s capacity or willingness to meet its financial commitments. The negative outlook primarily reflects S&P Global Ratings’ expectation and estimation that IAMGOLD will face free cash flow deficits in 2022, and in their view of the Company's reduced financial flexibility from the weaker-than-expected liquidity position. They believe the Company is now more sensitive to potential project cost overruns, production delays, or weaker-than-expected gold margins over the next 12 months.

Moody’s credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic category. As of October 29, 2021, Moody’s has assigned IAMGOLD a corporate family credit rating of B2 and a credit rating of B3 on the 2028 Senior Notes with a Stable outlook. According to Moody’s, this rating generally means that the obligations are considered speculative and are subject to high credit risk. The Company’s rating is driven by i) the Company’s high operating cash costs following operational challenges at Rosebel and Westwood; ii) execution risk in developing its Côté Gold Project and the consumption of its liquidity as the Côté Gold Project progresses; iii) a concentration of production and cash flows at its two largest mines; iv) its moderate scale; and v) geopolitical risk (due to the Company’s mines in Burkina Faso and Suriname). The Company has adequate liquidity (SGL-3).

Credit ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal at any time by the credit rating organization.

Item VI Market for Securities
1.Trading Price and Volume

The Common Shares of the Company are listed on the TSX under the symbol “IMG” and on the NYSE under the symbol “IAG.”

The following table sets forth the market price range, in Canadian dollars, and the trading volume of the Common Shares on the TSX for each month during the year ended December 31, 2021.

	High	Low	Close	Volume
	(C$)	(C$)	(C$)
January	$5.04	$4.16	$4.34	26,471,231
February	$4.59	$3.67	$3.77	26,624,429
March	$4.25	$3.61	$3.74	27,976,927
April	$4.32	$3.79	$3.84	17,762,261
May	$4.45	$3.66	$4.35	21,390,626
June	$4.62	$3.57	$3.65	21,052,120
July	$3.89	$3.00	$3.41	19,511,979
August	$3.55	$2.82	$3.00	21,359,865
September	$3.16	$2.75	$2.87	30,529,198
October	$3.78	$2.78	$3.41	26,341,859
November	$4.36	$3.34	$3.93	30,893,804
December	$4.10	$3.48	$3.94	22,372,477

The following table sets forth the market price range, in US dollars, and the trading volume of the Common Shares on the NYSE for each month during the year ended December 31, 2021.

	High	Low	Close	Volume
	(US$)	(US$)	(US$)
January	$3.95	$3.25	$3.38	116,575,114
February	$3.63	$2.89	$2.97	112,049,894
March	$3.43	$2.86	$2.98	129,132,755
April	$3.46	$3.01	$3.13	76,494,497
May	$3.69	$2.98	$3.62	90,807,098
June	$3.85	$2.88	$2.95	91,644,121
July	$3.13	$2.38	$2.74	95,153,638
August	$2.84	$2.19	$2.38	81,515,338
September	$2.50	$2.16	$2.26	150,903,245
October	$3.05	$2.19	$2.77	168,032,322
November	$3.47	$2.69	$3.09	177,792,983
December	$3.22	$2.69	$3.13	157,968,770

2.Prior Sales

The following table summarizes issuances of securities of the Company during the year ended December 31, 2021.
Price per security

Date of Issue/Grant	(C$)	Footnote	Number of Securities	Footnote
January 21, 2021
February 22, 2021
February 22, 2021
February 25, 2021
February 25, 2021
February 25, 2021
February 25, 2021
March 3, 2021
March 5, 2021
March 17, 2021
March 29, 2021
March 29, 2021
April 15, 2021
May 5, 2021
May 5, 2021
May 5, 2021
May 5, 2021
May 5, 2021
June 17, 2021
June 17, 2021
August 18, 2021
September 7, 2021
September 9, 2021
September 21, 2021
October 1, 2021
November 12, 2021
November 16, 2021
November 17, 2021
December 2, 2021
December 20, 2021
December 21, 2021
December 22, 2021
December 29, 2021
$4.67 $4.18 $4.18 $5.19 $7.33 $5.01 $3.68 $6.86 $6.86 $6.86 $3.83 $3.83 $3.26 $5.19 $7.33 $5.01 $4.67 $3.68 $3.26 $2.83 $6.24 $2.93 $4.99 $2.84 $2.85 $2.83 $2.83 $2.83 $2.83 $2.83 $2.83 $3.93 $2.83
130,246
1,714,105
450,000
 6,625
 4,640
 7,149
 7,025
 1,084,301
 25,700
 14,300
25,000
50,000
 90,000
 20,882
 14,626
 22,534
 17,892
 22,143
 18,000
 14,000
 181,250
67,568
 10,020
6,631
6,063
 30,000
 10,000
 10,000
 10,000
 10,000
 10,000
100,000
 30,000
(1) (2) (3) (4) (4) (4) (4) (5) (5) (5) (2) (3) (6) (4) (4) (4) (4) (4) (6) (6) (5) (2) (5) (1) (1) (6) (6) (6) (6) (6) (6) (2) (6)

Options to Purchase Common Shares
February 22, 2021	$3.99	(7)	825,520
March 29, 2021	$3.83	(7)	55,000
September 7, 2021	$3.00	(7)	36,922
December 22, 2021	$3.93	(7)	200,000

Notes:

(1) On January 21, 2021, 130,246 Common Shares were awarded under the deferred share units comprising part of the share incentive plan of the Company. On September 21, 2021, 6,631 Common Shares were awarded under the deferred share units comprising part of the share incentive plan of the Company. On October 1, 2021, 6,063 Common Shares were awarded under the deferred share units comprising part of the share incentive plan of the Company. The price per security is the market price at time of grant.
(2) On February 22, 2021, 1,714,105 Common Shares were awarded under the restricted share units comprising part of the share incentive plan of the Company. On March 29, 2021, 25,000 Common Shares were awarded under the restrictive share units comprising part of the share incentive plan of the Company. On September 7, 2021, 67,568 Common Shares were awarded under the restrictive share units comprising part of the share incentive plan of the Company. On December 22, 2021, 100,000 Common Shares were awarded under the restrictive share units comprising part of the share incentive plan of the Company. The price per security is the market price at time of grant.
(3) On February 22, 2021, 450,000 Common Shares were awarded under the performance share units comprising part of the share incentive plan of the Company. On March 29, 2021, 50,000 Common Shares were awarded under the performance share units comprising part of the share incentive plan of the Company. The price per security is the market price at time of grant.
(4) Common shares issued in satisfaction of awards previously granted under the deferred share units comprising part of the share incentive plan of the Company. The price per security is the market price at time of grant.
(5) Common shares issued in satisfaction of awards previously granted under the restricted share units comprising part of the share incentive plan of the Company. The price per security is the market price at time of grant.
(6) Issued upon exercise of previously granted options to purchase Common Shares. The price per security is the market price at time of grant.
(7) Represents the exercise price per Common Share of the options to purchase Common Shares granted under the stock option plan comprising part of the share incentive plan of the Company.

Item VII Directors and Officers

1.Directors

As of February 22, 2022, the list of IAMGOLD’s directors is as follows:

Name, Province/State and Country of Residence	Principal Occupation	Director Since
MARYSE BÉLANGER (1)(2) Vancouver, British Columbia, Canada	Chair of the Board	2022
IAN ASHBY (1) San José, California, United States of America	Corporate Director	2022
RONALD P. GAGEL (3)(4) Oakville, Ontario, Canada	Corporate Director	2018
KEVIN P. O’KANE (1)(2)(5)(6)(7)(8) Vancouver, British Columbia, Canada	Corporate Director	2021
ANN K. MASSE (1)(7) Wilmington, Delaware, United States of America	Global Head, Health, Safety, Environment and Security at Rio Tinto and Corporate Director	2021
DAVID SMITH (1)(2)(3) Vancouver, British Columbia, Canada	Corporate Director	2022
TIMOTHY R. SNIDER (6)(8) Tucson, Arizona, United States of America	Corporate Director	2011
DEBORAH J. STARKMAN (1)(3)(4)(5) Toronto, Ontario, Canada	CFO at Dream Unlimited Corp. and Corporate Director	2020
ANNE MARIE TOUTANT (4)(7)(8) Calgary, Alberta, Canada	Corporate Director	2020

Notes:
(1)Ad Hoc Nominating and Corporate Governance Committee
(2)CEO Search Committee
(3)Audit and Finance Committee
(4)Human Resources and Compensation Committee
(5)Nominating and Corporate Governance Committee
(6)Reserves and Resources Committee
(7)Sustainability Committee
(8)Cote Project Review Committee

All of the above-mentioned directors have held their current positions or another position with their current employer or a company related thereto during the last five years, with the following exceptions: Mr. Gagel, who prior to April 2018 was Executive Vice President and CFO of TMAC Resources Inc., and who prior to February 2021 was Executive Vice President, Corporate Affairs and Corporate Secretary of TMAC Resources Inc.; Ms. Toutant, who prior to December 2020 held senior executive and leadership positions with Suncor Energy; Ms. Starkman, who was previously CFO and Corporate Secretary of GMP Capital Inc. and who is currently the CFO at Dream Unlimited Corp., a corporation engaged in property development and asset management headquartered in Toronto, Ontario; Mr. O’Kane who prior to May 2018 spent 35 years with BHP Billiton in various roles including President of Pampa Norte copper operations and who prior to September 2020 was Executive Vice President and COO of SSR Mining Inc.; and Ms. Masse who prior to June 2017 was Vice President, Safety, Health, Environment of Barrick and as of September 2019 is the Global Head, Health, Safety, Environment and Security of Rio Tinto, a multinational metals and mining corporation headquartered in London, United Kingdom.

On January 4, 2021, the Company announced that John Caldwell voluntarily stepped down from the Board and that Mahendra Naik would not stand for reelection at the following annual meeting of shareholders of the Company. On January 12, 2022, the Company announced that Mr. Stothart resigned from the Board. On January 31, 2022, the Company announced that Mr. Charter retired from his position as Chair of the Board, and that Mr. O’Kane had been elected as Interim Chair of the Board.

On February 14, 2022, the Company announced the entering into of the Collaboration Agreement. Pursuant to terms of the Collaboration Agreement, Ms. Bélanger, and Messrs, Smith and Ashby were appointed to the Board as independent directors, and Ms. Bélanger was appointed Chair of the Board. In connection therewith, the Company announced that Mr. Hall had stepped down from the Board effective immediately, that Mr. Gagel would resign from the Board following the announcement of the Company’s 2021 year-end results, and that Mr. Snider had advised the Company that he would not stand for re-election at the Company’s 2022 annual shareholders’ meeting.

Each director will, unless he or she resigns or his or her office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders, or until his or her successor is elected or appointed.

2.Executive Officers

The current list of Company executive officers is as follows:

Name, Province and Country of Residence	Principal Occupation	Officer Since
DANIELLA E. DIMITROV Toronto, Ontario, Canada	President and CFO, Interim CEO	2021
TIM BRADBURN Mississauga, Ontario, Canada	Senior Vice President, General Counsel and Corporate Secretary	2008
BENJAMIN R. LITTLE Toronto, Ontario, Canada	Senior Vice President, Corporate Affairs, HSS & People	2011
BRUNO LEMELIN St-Augustin-de-Desmaures, Québec, Canada	Senior Vice President, Operations and Projects	2020
CRAIG S. MACDOUGALL Okanagan Falls, British Columbia, Canada	Executive Vice President, Growth	2012
OUMAR TOGUYENI Orleans, Ontario, Canada	Senior Vice President, International Affairs and Sustainability	2020
Other than Ms. Dimitrov, all of the executive officers of the Company have held their current positions or another management position with the Company or one of its affiliates during the last five years. On March 15, 2020, Bruno Lemelin was appointed as Senior Vice President, Operations and Projects of the Company. Prior to that, Mr. Lemelin was the Regional Vice President, Americas of the Company. On April 6, 2020, Oumar Toguyeni was appointed as Senior Vice President, International Affairs and Sustainability of the Company. Prior to that, Mr. Toguyeni was the Regional Vice President, West Africa of the Company. On August 5, 2020, the Company announced that Carol Banducci, Executive Vice President and CFO, would retire effective March 31, 2021. On September 1, 2020, Tim Bradburn was appointed as Senior Vice President, General Counsel and Corporate Secretary of the Company. Prior to that, Mr. Bradburn was the Vice President, Legal and Corporate Secretary. On November 6, 2020, Craig MacDougall was appointed as Executive Vice President, Growth of the Company. Prior to that, Mr. MacDougall was the Senior Vice President, Exploration of the Company. On March 29, 2021, Ms. Dimitrov was appointed as Executive Vice President and CFO of the Company. Prior to that, Ms. Dimitrov was Partner, Investment Banking at Sprott Capital Partners and prior to that was the President and CEO of Orvana Minerals Corp. On January 12, 2022, the Company announced that Mr. P. Gordon Stothart stepped down from his role as President and CEO of the Company and that Ms. Dimitrov had been appointed President and CFO and Interim CEO.

3.Shareholdings of Directors and Officers

As at February 22, 2022, directors and executive officers of IAMGOLD as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 790,315 Common Shares or approximately 0.17% of the issued and outstanding Common Shares.

4.Corporate Cease Trade Orders or Bankruptcies

Orders and Corporate Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company is, or has been in the last ten years before the date of this AIF, a director, chief executive officer or chief financial officer of a company (including the Company) that, while such individual was acting in such capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, or (b) was subject to a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued, after that person ceased to be a director, chief executive officer or chief financial officer, which resulted from an event that occurred while such person was acting in such capacity.

To the knowledge of the Company, no director, executive officer or shareholder holding a sufficient number of securities of the Company to materially affect control of the Company is, or has been in the last ten years before the date of this AIF, a director or executive officer of any company (including the Company) that, while acting in such capacity, or within a year of ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties and Sanctions

To the best of management’s knowledge, no penalties or sanctions have been imposed on a director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, in relation to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has had any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of management’s knowledge, there are no existing or potential material conflicts of interest between the Company or any of its subsidiaries and any director or officer of the Company or a subsidiary of the Company.

Item VIII Audit and Finance Committee

1.Composition and Relevant Education and Experience of Members

The directors of the Company have an audit and finance Committee (the “Audit and Finance Committee”), which consists of Ronald P. Gagel (Chair), David Smith and Deborah J. Starkman. The directors of the Company have determined that all members of the Audit and Finance Committee are “independent” and “financially literate” for the purposes of applicable laws. The directors of the Company have also determined that at least one member of the Audit and Finance Committee is an “Audit Committee Financial Expert” for the purposes of applicable laws. The designation of a member of the Audit and Finance Committee as an “Audit Committee Financial Expert” does not make him or her an “expert” for any purpose, impose any duties, obligations or liability on him or her that are greater than those imposed on members of the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit and Finance Committee.

The following is a brief summary of the education and experience of each member of the Audit and Finance Committee that is relevant to the performance of his or her responsibilities as a member of the Audit and Finance Committee.

The text of the Audit and Finance Committee’s Mandate is attached hereto as Schedule A.

Name    Relevant Education and Experience

Ronald P. Gagel Mr. Gagel is a Fellow of the Chartered Professional Accountants of Ontario and has more than 40 years of professional experience, the last 34 of which have been in the mining sector. Mr. Gagel has been a director of IAMGOLD since August 2018 and has been a director of other public companies including Dalradian Resources Inc. (now part of Orion Mine Finance), Adriana Resources Inc. (now part of Sprott Resource Holding Inc.), HudBay Minerals Inc., Central Sun Mining Inc. (now part of B2Gold Corp.), Stonegate Agricom Ltd. (now part of Itafos) and FNX Mining Company Inc. (now part of KGHM International Ltd.). Mr. Gagel was most recently Executive Vice President, Corporate Affairs and Corporate Secretary of TMAC Resources Inc. until the acquisition of TMAC by Agnico Eagle Mines Limited in February 2021, and from 2013 to April 2018, he had been Executive Vice President and CFO and co-founder of TMAC. Previously, Mr. Gagel had joined FNX in 2005 as Vice President and CFO and became Senior Vice President and CFO in 2006, a position he held until the merger of FNX with Quadra Mining Ltd. in May 2010. Previously, he had joined Aur Resources Inc. (now part of Teck Resources Limited) in 1988, holding roles of increasing responsibility including Vice President and CFO from 1999 to December 2004. Mr. Gagel retired as a director of the Prospectors and Developers Association of Canada (“PDAC”) in 2015 after serving on its Board for 18 years. He is the 2013 recipient of the PDAC’s Distinguished Service Award for his contribution to the mineral industry in the field of finance and for his contributions to the PDAC. Mr. Gagel was Chairman of a CPA Canada-PDAC IFRS committee that produces Viewpoints on IFRS accounting issues for the mining industry from its inception in 2011 to the end of 2018. Mr. Gagel received his CA designation in 1981 with Coopers & Lybrand (now PricewaterhouseCoopers), became an FCPA, FCA in 2019 and holds a Bachelor of Commerce, (Hons.) Business Administration from the University of Windsor and a Bachelor of Science, (Hons.) Zoology from the University of Western Ontario.

David Smith    Mr. Smith has over 35 years of financial and executive leadership experience, including preparing, auditing, analyzing, evaluating, reviewing, approving and certifying financial statements, and leading large international financial teams in doing so. Mr. Smith spent 16 years with Placer Dome Inc. (now Barrick) in various senior positions and four years with PricewaterhouseCoopers before joining Ballard Power Systems Inc. in 2002. Mr. Smith was the CFO and a Vice President at Ballard Power Systems until 2009. In 2009, Mr. Smith joined Finning International Inc. and was their Executive Vice President and CFO until 2014. In addition, Mr. Smith currently serves as a director of Hudbay Minerals Inc., and a director and the Chair of the Audit Committee of Pretivm Resources Inc. Mr. Smith has previously served on other public mining company boards of directors, specifically Nevsun Resources Ltd. (“Nevsun”; acquired by Zijin Mining Group Company Limited) and Dominion Diamond Corporation (“DDC”; acquired by The Washington Companies) and Paramount Gold Nevada. Mr. Smith has experience chairing Audit Committees of both Nevsun and DDC. Mr. Smith holds a Bachelor’s degree in Business Administration from California State University, Sacramento, was a Certified Public Accountant (California) (1984 to 2006) and has completed the Institute of Corporate Directors, Directors Education Program (ICD.D).

Deborah J. Starkman    Ms. Starkman currently serves as the CFO of Dream Unlimited Corp. Ms. Starkman was previously the CFO and Corporate Secretary of GMP Capital Inc. (GMP), a Canadian independent financial services firm where she oversaw finance, operations, investor relations, human resources and IT functions at the firm, including all aspects of regulatory and external financial reporting, performance measurement, risk management, liquidity and capital management and tax reporting. Prior to her appointment in 2012 as CFO, Ms. Starkman was Managing Director, Finance, Head of Regulatory Reporting and Risk Management at GMP. Prior to joining GMP, she was Managing Director, Product Finance at the brokerage arm of a major Canadian bank. Over the course of her career, Ms. Starkman has served on several charitable as well as industry related boards and committees including the Centennial Infant and Child Care Centre, the Investment Industry Association of Canada, Toronto Financial International and the Financial and Operational Executive Committee of the Investment Industry Regulatory Organization of Canada. Ms. Starkman has a BA in Political Science from the University of Western Ontario and a BComm from the University of Windsor. Ms. Starkman is a Chartered Professional Accountant, holds a Chartered Financial Analyst designation and has received the ICD.D certification from the Institute of Corporate Directors.

2.Audit and Finance Committee Mandate

The Audit and Finance Committee will assist the Board in fulfilling their responsibilities under its mandate and applicable legal and regulatory requirements. To the extent considered appropriate by Audit and Finance Committee or as required by applicable legal or regulatory requirements, the Audit and Finance Committee will review the integrity of the financial reporting process of the Company, the integrity of the Company’s financial statements, the system of internal controls and management of the financial risks of the Company, the performance of the Company’s internal audit function, the external auditor’s qualifications, independence and performance, the financial policies and the nature and structure of major strategic financial commitments. In fulfilling its responsibilities, the Audit and Finance Committee maintains an effective working relationship with the Directors, management, internal audit and the external auditor. The Mandate of the Audit and Finance Committee is attached hereto in Schedule A.

3.Pre-Approval Policies and Procedures

The Audit and Finance Committee has adopted a pre-approval policy. Under this policy, subject to certain conditions, audit services, specified audit-related services, certain permitted non-audit services and tax- related non-audit services may be presented to the Audit and Finance Committee for pre-approval as a category of services on an annual or project basis. On a quarterly basis, the CFO is required to update the Audit and Finance Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. Following the annual pre-approval, on an interim basis, the CFO is permitted to approve statutory, compliance and subsidiary audits and additional audit-related services and specified non-audit services, provided that the estimated fees for such services fall within specified dollar limits. Additional audit-related services and specified non-audit services that exceed the dollar thresholds and all additional non-audit services, including tax- related non-audit services, require the pre-approval of the Audit and Finance Committee (or if within a specified dollar threshold, the Audit and Finance Committee chairman). None of the audit-related services or other services described below were approved by the Audit and Finance Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 or Regulation S-X.

4.External Auditor Service Fees

Audit Fees

The aggregate fees incurred by the Company’s external auditor in each of the last two financial years for audit services were $2,012,000 in 2021 and $1,808,000 in 2020. The 2021 Audit fees include statutory audits, as well as out of pocket costs such as reimbursement costs, technology and support charges or administrative charges incurred in connection with providing the professional services.

Audit-Related Fees

The aggregate fees incurred in each of the last two financial years for assurance and related services by the Company’s external auditor that are not included in the above paragraph were $13,000 in 2021 and $120,000 in 2020. The audit-related fees relate to the audit of the Québec Pension Plan.

Tax Fees

The aggregate fees incurred in each of the last two financial years for professional tax services rendered by the Company’s external auditor were $50,000 in 2021 and $12,000 in 2020. The professional tax services related to tax compliance services.

All Other Fees

The aggregate fees incurred in each of the last two financial years for other services rendered by the Company’s external auditor were $78,000 in 2021 and $83,000 in 2020. During 2021, the other fees represent the Conflict Fee Gold Assurance report and the audit report submitted to Natural Resources Canada pursuant to the requirements of the Extractive Sector Transparency Measures Act (ESTMA).

Chart for the above fee disclosure

The aggregate fees incurred by the external auditor of the Company in each of the last two financial years of the Company are as follows:

	2021	2020
Audit Fees	2,012,000	1,808,000
Audit-Related Fees	13,000	120,000
Tax Fees	50,000	12,000
Other	78,000	83,000
Total	2,153,000	2,023,000

Item IX Interest of Management and Others in Material Transactions

Within the three most recently completed financial years and during the current 2022 fiscal year to the date hereof, none of the directors or executive officers of the Company, any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding voting securities of the Company or associates or affiliates of any such person has, to the best of the Company’s knowledge, any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company and its subsidiaries.

Item X Transfer Agent and Registrar

The Company’s transfer agent and registrar is:

Computershare Trust Company of Canada 100 University Ave.
8th Floor, North Tower Toronto, Ontario M5J 2Y1 Canada

Item XI Material Contracts

The summaries of the following material contracts are summaries only and are qualified in their entirety by the material contracts, copies of which can be found on the Company’s issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Credit Facility

The Company entered into an unsecured revolving credit facility on February 1, 2016, with a syndicate of financial institutions led by National Bank of Canada and Deutsche Bank. The original terms of the Credit Facility provided the Company with credit of up to an aggregate amount of $250 million or Canadian dollar equivalents, including $100 million in committed credit and $150 million in uncommitted amounts, with a maturity date of February 1, 2020. Subsequent amendments to the Credit Facility have been made between 2017 and 2021 to increase the aggregate amount available to the Company to $490 million, to allow the Company to enter into certain gold pre-pay transactions, to include additional financial institutions among the syndicate of lenders, to permit the issuance of the 2028 Senior Notes, and to extend the maturity date of the Credit Facility to January 31, 2025. As of February 22, 2022, approximately $1.7 million was drawn under the Credit Facility in the form of issued letters of credit.

Joint Venture Agreement

The Company entered into an amended and restated joint venture agreement with SMM on June 28, 2019, in connection with the completion of the transactions contemplated by the June 5, 2017 investment agreement among the parties, pursuant to which SMM acquired a 30% undivided participating interest in the Côté Gold Project for an aggregate of $105 million. The Joint Venture Agreement sets out the operational and governance framework between the parties with respect to the Côté Gold Project.

2028 Senior Notes and Indenture

On September 23, 2020, the Company completed an offering of $450 million aggregate principal amount of 5.75% Senior Notes due October 15, 2028. The 2028 Senior Notes were issued pursuant to an indenture dated September 23, 2020, among the Company, Computershare Trust Company, N.A. and certain corporate guarantors, which sets out the terms and conditions of the 2028 Senior Notes, including the circumstances under which the Company may redeem the 2028 Senior Notes, in whole or in part prior to the maturity date.

Forward Gold Sale Arrangements

On January 15, 2019, the Company entered into a forward gold sale arrangement with Citibank N.A. and National Bank of Canada pursuant to which the Company received an aggregate of $170 million in exchange for the requirement to deliver 150,000 ounces of gold to such counterparties between January and December 2022.

On May 24, 2021, the Company entered into forward gold sale arrangements with National Bank of Canada, Deutche Bank A.G., and Canadian Imperial Bank of Commerce, pursuant to which the Company will receive an aggregate of $236 million over the course of 2022 in exchange for the requirement to deliver 150,000 ounces of gold to such counterparties over the course of 2024. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. The forward gold sale arrangements entered into in 2021 have the effect of rolling the 150,000 ounce gold sale prepay arrangement entered into in 2019.

Collaboration Agreement

On February 13, 2022, the Corporation entered into the Collaboration Agreement with RCF regarding the governance processes and constitution of the Board, including, among other things, (i) the appointment of Ms. Bélanger and Messrs. Smith and Ashby to the Board, (ii) the appointment of Ms. Bélanger as the Chair of the Board, (iii) the establishment of a process for the selection and appointment of an additional independent director nominee and (iv) the reconstitution of the standing committees of the Board and establishment of a CEO Search Committee and an Ad Hoc Nominating Committee. The Ad Hoc Nominating Committee has been established in order to select one additional independent director candidate to be appointed to the Board not later than March 14, 2022. The Company and RCF agreed to certain customary standstill and non-disparagement provisions under the terms of the Collaboration Agreement, and RCF has agreed to vote, or cause to be voted, all Common Shares over which it exercises control and direction, directly or indirectly, in favour of the directors nominated and recommended by the Board for election by shareholders at the Company’s 2022 and 2023 annual meetings of shareholders.

There are no other contracts, other than those disclosed in this AIF or those entered into in the ordinary course of the Company’s business, that are material to the Company and which were entered into in the most recently completed financial year of the Company or before the most recently completed financial year but are still in effect as of February 22, 2022.

Item XII Interests of Experts

The following persons and companies have prepared, certified or authored a statement, report or valuation described or included in a filing, or referred to in a filing, made by the Company under National Instrument 51-102 – Continuous Disclosure Obligations of the CSA, as amended from time to time, during or relating to the financial year of the Company ended December 31, 2021: Lisa Ragsdale, Guy Bourque, Reagan McIsaac, Knight Piésold Ltd., Lycopodium Minerals Canada Ltd., Vincent Blanchet, Philippe Chabot, Stephane Rivard, Denis Isabel, Travis J. Manning, François J. Sawadogo, R. Breese Burnley, Craig MacDougall, Luc- Bernard Denoncourt, Marie-France Bugnon, Alan Smith, G Mining Services Inc., Réjean Sirois, Wood Canada Limited, Greg Gosson, Paul O’Hara, Raymond Turenne, Adam Coulson, SRK Consulting (Canada) Inc., SLR Consulting (Canada) Ltd. (formerly Roscoe Postle Associates Inc.), Oy Leuangthong, James Purchase, Niel Morrison, Manochehr Oliazadeh, Tudorel Ciuculescu, Mauril Gauthier, Donald Trudel, Cécile Charles, Nathalie Landry, Martine Deshaies, Patrick Ferland, Steve Pelletier, Jason J. Cox, Stephan Theben, Bijal Shah, Mickey Davachi, Sheila Daniel, Ian Crundwell, WSP Canada Inc., Aleksandr Mitrofanov, Alain Mouton, Bruno Perron, Gilles Ferlatte and Michel Dromacque.

Donald Trudel, the Company’s former geologist at Westwood, reviewed and approved scientific and technical information in the Westwood Report. The scientific and technical information previously reviewed and approved by Donald Trudel, to the extent included or incorporated in this AIF, has been reviewed and approved by Abderrazak Ladidi, who is a QP.

To the knowledge of the Company, after reasonable enquiry, each of the foregoing persons and companies beneficially owns, directly, or indirectly, or exercises control or direction over less than 1% of the outstanding Common Shares. Lisa Ragsdale, Guy Bourque, Philippe Chabot, Stephane Rivard, François J. Sawadogo, Craig MacDougall, Luc-Bernard Denoncourt, Marie-France Bugnon, Alan Smith, Mauril Gauthier, Cécile Charles, Nathalie Landry, Martine Deshaies, Patrick Ferland, Abderrazak Ladidi, Steve Pelletier, Alain Mouton, Bruno Perron, Gilles Ferlatte and Michel Dromacque are employees of the Company.

KPMG LLP are the Company’s external auditors and have reported to the shareholders on the Company’s consolidated financial statements for the year ended December 31, 2021, in their report dated February 23, 2022. In connection with their audit, KPMG LLP has confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation and regulations, and that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

Item XIII Additional Information

Additional information relating to the Company may be found on the Company’s issuer profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and the Company’s website at www.iamgold.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans will be contained in the Company’s Management Information Circular for its most recent annual meeting of security holders that involved the election of directors. Additional information is also provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2021.

SCHEDULE A

AUDIT AND FINANCE COMMITTEE MANDATE IAMGOLD CORPORATION

1.Overall Purpose and Objectives

The audit and finance Committee (the “Committee”) will assist the Board of Directors (the “Board”) of IAMGOLD Corporation (the “Corporation”) in fulfilling their responsibilities under its mandate and applicable legal and regulatory requirements. To the extent considered appropriate by the Committee or as required by applicable legal or regulatory requirements, the Committee will review the integrity of the financial reporting process of the Corporation, the integrity of the Corporation’s financial statements, the system of internal controls and management of the financial risks of the Corporation, the performance of the Corporation’s internal audit function, the external auditor’s qualifications, independence and performance, the financial policies and the nature and structure of major strategic financial commitments. In fulfilling its responsibilities, the Committee maintains an effective working relationship with the Directors, management, internal audit and the external auditor.

In addition to the powers and responsibilities expressly delegated by the Board to the Committee in this Mandate, the Committee may exercise any other powers and carry out any other responsibilities delegated to it by the Board from time to time consistent with the Corporation’s bylaws. The powers and responsibilities delegated by the Board to the Committee in this Mandate or otherwise shall be exercised and carried out by the Committee as it deems appropriate without requirement of Board approval, and any decision made by the Committee (including any decision to exercise or refrain from exercising any of the powers delegated to the Committee hereunder) shall be at the Committee’s sole discretion. While acting within the scope of the powers and responsibilities delegated to it, the Committee shall have and may exercise all the powers and authority of the Board. To the fullest extent permitted by law, the Committee shall have the power to determine which matters are within the scope of the powers and responsibilities delegated to it.

Notwithstanding the foregoing, the Committee’s responsibilities are limited to review and oversight. Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation’s financial statements as well as the Corporation’s financial reporting process, accounting policies, internal audit function, internal accounting controls and disclosure controls and procedures. The independent auditor is responsible for performing an audit of the Corporation’s annual financial statements, expressing an opinion as to the conformity of such annual financial statements with accounting principles generally accepted in Canada (“GAAP”) and reviewing the Corporation’s quarterly financial statements. It is not the responsibility of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements and disclosure are complete and accurate and in accordance with GAAP and applicable laws, rules and regulations. Each member of the Committee shall be entitled to rely on the integrity of those persons within the Corporation and of the professionals and experts (including the Corporation’s internal auditor (or others responsible for the internal audit function, including contracted non-employee or audit or accounting firms engaged to provide internal audit services) and the Corporation’s independent auditor) from which the Committee receives information and, absent actual knowledge to the contrary, the accuracy of the financial and other information provided to the Committee by such persons, professionals or experts.

2.Authority

(a)The Committee shall have the authority to:

i.engage independent counsel and other advisors as the Committee determines necessary to carry out its duties;

ii.set compensation and authorize payment for any advisors employed by the Committee;

iii.communicate directly with the internal and external auditor of the Corporation and require that the external auditor of the Corporation report directly to the Committee; and

iv.seek any information considered appropriate by the Committee from any employee of the Corporation.

(b)The Committee shall have unrestricted and unfettered access to all personnel and documents of the Corporation and shall be provided with the resources reasonably necessary to fulfill its responsibilities.

3.Membership and Organization

(a)The Committee will be composed of at least three members of the Board. The members of the Committee shall be appointed by the Board to serve one-year terms and shall be permitted to serve an unlimited number of consecutive terms. Every member of the Committee must be a Director who is independent and financially literate and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert”. In this Mandate, the terms “independent”, “financially literate” and “financial expert” have the meaning ascribed to such terms by applicable laws, including currently the requirements of Multilateral Instrument 52-110 (the rules adopted by the United States Securities and Exchange Commission) and the Corporate Governance Rules of the New York Stock Exchange (“NYSE Rules”), which are reproduced in Appendix A attached hereto. The chair of the Audit and Finance Committee will be appointed by the Committee from time to time on the recommendation of the corporate governance committee and must have such accounting or related financial management expertise as the Board may determine in their business judgment.

No Committee member may simultaneously serve on the audit committee of more than two other public companies unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee.

As the rules set out in Schedule “A” may be revised, updated or replaced from time to time, the Committee shall ensure that such schedule is up-dated accordingly when required.

(b)The chair of the Committee will be appointed by the Committee from time to time on the recommendation of the nominating and corporate governance committee.
(c)The Committee shall meet at times necessary to perform duties described above in a timely manner but not less than four times per year.

(d)The secretary of the Committee will be the Secretary of the Corporation or such other person as is chosen by the Committee.

(e)The Committee may invite such persons to meetings of the Committee as the Committee considers appropriate, except to the extent exclusion of certain persons is required pursuant to this Mandate or applicable laws.
(f)The Committee may invite the external auditor of the Corporation to be present at any meeting of the Committee and to comment on any financial statements, or on any of the financial aspects, of the Corporation.

(g)The Committee will meet as considered appropriate or desirable by the Committee. Any member of the Committee may call or the external auditor of the Corporation may request a meeting of the Committee at any time upon 48 hours prior written notice.
(h)All decisions of the Committee shall be by simple majority and the chair of the Committee shall not have a deciding or casting vote.

(i)Minutes shall be kept in respect of the proceedings of all meetings of the Committee.

(j)Except as may be delegated by the Committee to any one or more members of the Committee, no business shall be transacted by the Committee except at a meeting of the members thereof at which a majority of the members thereof is present.
(k)The Committee may transact its business by a resolution in writing signed by all the members of the Committee in lieu of a meeting of the Committee.

4.Role and Responsibilities

To the extent considered appropriate or desirable or required by applicable legal or regulatory requirements, the Committee shall, in respect of the:

(a)Financial Reporting of the Corporation

i.review the quarterly and annual financial statements of the Corporation, management’s discussion and analysis and any annual and interim earnings press releases of the Corporation before the Corporation publicly discloses such information, and discuss these documents with the external auditor and with management of the Corporation, as appropriate;
ii.consider the fairness of the quarterly interim and annual financial statements and financial disclosure of the Corporation and review with management of the Corporation and the external auditor whether,

•actual financial results for the annual and interim periods varied significantly from budgeted, projected or previous period results;

•generally accepted accounting principles, currently international financial reporting standards adopted by the Corporation, have been consistently applied;

•there are any actual or proposed changes in accounting or financial reporting practices of the Corporation; and

•there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure;

iii.review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and consider their impact on the financial statements of the Corporation;
iv.review any legal matters which could significantly impact the financial statements of the Corporation as reported on by counsel and meet with counsel to the Corporation whenever deemed appropriate;

v.review the selection of and changes in the accounting policies of the Corporation;

vi.review judgmental areas, for example, those involving a valuation of the assets and liabilities and other commitments and contingencies of the Corporation;

vii.review audit issues related to the material associated and affiliated entities of the Corporation that may have a significant impact on the equity investment therein of the Corporation;

viii.discuss the Corporation’s earnings news releases, as well as financial information and earnings guidance provided to analysts and rating agencies, if applicable;

ix.meet with management and the external auditor of the Corporation to review the annual financial statements of the Corporation and the results of the audit thereof; and

x.meet separately and periodically with the management of the Corporation, the external auditor of the Corporation and the internal auditor (or other personnel responsible for the internal audit function of the Corporation) of the Corporation to discuss any matters that the Committee, the external auditor of the Corporation or the internal auditor of the Corporation, respectively, believes should be discussed privately;
(b)Internal Controls of the Corporation

i.approve the appointment of the internal auditor, review the performance of the internal auditor and, based on such performance, review the proposed compensation of the internal auditor;

ii.review the planning and implementation of work of the internal auditor pursuant to the internal audit mandate, which mandate shall be approved by the Committee from time to time, including, without limitation, the identification and management of risks to the Corporation through the implementation of a system of internal controls appropriate to the Corporation;

iii.review the areas of greatest financial, and reporting and disclosure risks to the Corporation and whether management of the Corporation is managing these risks effectively;

iv.review and determine if internal control recommendations made by either the internal or external auditor of the Corporation have been implemented by management of the Corporation;

v.review and be satisfied that adequate procedures are in place for the review of the public disclosure of the Corporation of financial information and periodically assess the adequacy of those procedures; and

vi.establish procedures for,

•the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

•the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters relating to the Corporation;

(c)Enterprise Risk Management

The Committee shall oversee the Corporation’s enterprise risk management systems and processes, including the identification, analysis and mitigation of material risks and the internal auditor’s validation of the existence and efficiency of risk mitigation and control plans and processes, and risks without limiting the generality of the risks to which the Corporation’s enterprise shall pertain, the Committee shall, specifically, oversee the Corporation’s financial and information technology (including cybersecurity) risk exposures. The Committee shall discuss with management the actions management has undertaken to mitigate, monitor and control such exposures, all of which are management’s responsibility.

(d)External Auditor of the Corporation

i.recommend to the Board,

•the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation; and

•the remuneration to be paid to the external auditor of the Corporation;

ii.review the proposed audit scope and approach of the external auditor of the Corporation and ensure no unjustifiable restriction or limitations have been placed on the scope of the proposed audit;

iii.review the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management of the Corporation and the external auditor of the Corporation regarding any financial reporting matter and review the performance of the external auditor of the Corporation;
iv.consider the qualifications and confirm the independence of the external auditor of the Corporation, including reviewing the range of services provided by the external auditor of the Corporation in the context of all consulting services obtained by the Corporation;
v.pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities thereof by the external auditor of the Corporation and, to the extent considered appropriate: (i) adopt specific policies and procedures in accordance with Applicable Laws for the engagement of such non-audit services; and/or (ii) delegate to one or more independent members of the Committee, the authority to pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities thereof by the external auditor of the Corporation provided that the other members of the Committee are informed of each such non-audit service;

vi.review and approve the hiring policies of the Corporation regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation; and
vii.review with the external auditor of the Corporation any audit problems or difficulties and management’s response to such problems or difficulties;

(e)Financial Matters

The Committee shall review and, where appropriate, make recommendations to the Board regarding:

i.Policies relating to the Corporation’s cash flow, cash management and working capital, shareholder dividends and related policy, and share issuance and repurchases;

ii.Financial plans, including capital market and off-balance sheet transactions, including, without limitation, equity, debt and sale-leasebacks that may have a material impact on the Corporation’s financial position; and

iii.Other transactions or financial issues that management wishes to be reviewed by the Committee.

(f)Other Matters

i.The Committee shall review and approve all related party transactions;

ii.The Committee shall receive and review periodic reports for management relating to disclosure and compliance with laws and regulations;

iii.The Committee shall review human resource and succession planning for accounting, finance and internal audit staff;

iv.The Committee shall perform an annual self-evaluation of its performance including fulfilling its responsibilities as set out in this mandate;

v.The Committee shall review and assess annually this mandate and recommend any proposed changes to the Board for approval and perform an annual evaluation of the performance of the Committee, the results of which shall be reported to the Board.

5.Communication with the Board

(a)The Committee shall produce and provide the Board with a summary of all actions taken at each Committee meeting or by written resolution.

(b)The Committee shall produce and provide the Board with all reports or other information required to be prepared under Applicable Laws.

Appendix A Independence Requirement of Multilateral Instrument 52-110
A member of the Committee shall be considered “independent”, in accordance with Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), subject to the additional requirements or exceptions provided in MI 52-110, if that member has no direct or indirect relationship with the Corporation, which could reasonably interfere with the exercise of the member’s independent judgment. The following persons are considered to have a material relationship with the Corporation and, as such, cannot be a member of the Committee:

(a)an individual who is, or has been within the last three years, an employee or executive officer of the Corporation;

(b)an individual whose immediate family member is, or has been within the last three years, an executive officer of the Corporation;

(c)an individual who:

i.is a partner of a firm that is the Corporation’s internal or external auditor;

ii.is an employee of that firm; or

iii.was within the last three years a partner or employee of that firm and personally worked on the Corporation’s audit within that time;

(d)an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

i.is a partner of a firm that is the Corporation’s internal or external auditor;

ii.is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

iii.was within the last three years a partner or employee of that firm and personally worked on the Corporation’s audit within that time;

(e)an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Corporation’s current executive officers serves or served at the same time on the entity’s compensation committee; and
(f)an individual who received, or whose immediate family member who is employed as an executive officer of the Corporation received, more than $75,000 in direct compensation from the Corporation during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Corporation if the compensation is not contingent in any way on continued service.
In addition to the independence criteria discussed above, any individual who:

(g)has a relationship with the Corporation pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

(h)is an affiliated entity of the Corporation or any of its subsidiary entities, is deemed to have a material relationship with the Corporation, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other fee includes acceptance of a fee by:

(i)an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(j)an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any subsidiary entity of the Corporation.
Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Corporation that may interfere with the exercise of his/her independence from management and the Corporation.

In addition:

(a)A director who is an employee, or whose immediate family member is an executive officer, of the Corporation is not independent until three years after the end of such employment relationships.
(b)A director who receives, or whose immediate family member receives, more than
$120,000 during any twelve-month period in direct compensation from the Corporation, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 during any twelve-month period in such compensation.

(c)A director is not independent if: (a) the director is a current partner or employee of a firm that is the Corporation’s internal or external auditor; (b) the director has an immediate family member who is a current partner of such a firm; (c) the director has an immediate family member who is a current employee of such a firm and personally works on the Corporation’s audit; or (d) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Corporation’s audit within that time.
(d)A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Corporation’s present executives serve on that corporation’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.
(e)A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a Corporation that makes payments to, or receives payments from, the Corporation for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other Corporation’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

A member of the Committee must also satisfy the independence requirements of Rule 10A-3(b)(1) adopted under the Securities Exchange Act of 1934 as set out below:

In order to be considered to be independent, a member of an audit committee of a listed issuer that is not an Investment Corporation may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

(a)Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or
(b)Be an affiliated person of the issuer or any subsidiary thereof. An “affiliated person” means a person who directly or indirectly controls IAMGOLD, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, IAMGOLD.
Financial Literacy under MI 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Financial Expert under SEC Rules

An audit committee financial expert is defined as a person who has the following attributes:

(a)an understanding of generally accepted accounting principles and financial statements;

(b)the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues, which are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;
(d)an understanding of internal controls and procedures for financial reporting; and

(e)an understanding of audit committee functions.

An individual will be required to possess all of the attributes listed in the above definition to qualify as an audit committee financial expert and must have acquired such attributes through one or more of the following means:

(a)education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar function;
(b)experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(c)experience viewing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements.